Exhibit 99.2

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS OF

SIERRA WIRELESS, INC.

TO BE HELD ON SEPTEMBER 27, 2022

MANAGEMENT INFORMATION CIRCULAR

DATED AUGUST 26, 2022

The Board of Directors unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

These materials are important and require your immediate attention. They require shareholders of Sierra Wireless to make an important decision. If you are in doubt as to how to make such decision, please contact your tax, financial, legal or other professional advisors. If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by email at contactus@kingsdaleadvisors.com or by telephone at 1-855-682-2019 (North American Toll-Free), or 1-416-867-2272 (Collect calls outside North America).

August 26, 2022

Dear Securityholders:

The Board of Directors of Sierra Wireless, Inc. (“Sierra” or the “Company”) invites you to attend the special meeting (the “Meeting”) of the holders of common shares (“Shares”) of the Company (the “Shareholders”), the holders of options (“Options”) to purchase Shares of the Company (the “Optionholders”), the holders of restricted share units and phantom restricted share units (“RSUs”) of the Company (the “RSU Holders”) and the holders of performance share units (“PSUs”, collectively with the Shares, Options and RSUs, the “Securities”) of the Company (the “PSU Holders”, collectively with the Shareholders, Optionholders and RSU Holders, the “Securityholders”), to be held at 10:00 a.m. (Vancouver time) on September 27, 2022 at 595 Burrard Street, Suite 2600, Vancouver British Columbia, and virtually at https://meetnow.global/MPTKAYS.

Given the continuing uncertainty relating to the COVID-19 pandemic, its public health impact, the associated potential restrictions on and the risk in attending large group gatherings and to mitigate risks to the health and safety of the Company’s community, Securityholders, employees and other stakeholders, the Company has made arrangements to enable Securityholders to attend and vote virtually at the Meeting. Registered Shareholders, Optionholders, RSU Holders and PSU Holders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

The Meeting will be available online at https://meetnow.global/MPTKAYS. In addition to the information below, a detailed guide to how to login to, and vote at, the Meeting can be found as Appendix I of this Management Information Circular.

Securityholders may attend the Meeting virtually using an internet connected device such as a laptop, computer, tablet or mobile phone and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Those wishing to attend and vote at the Meeting will need to ensure that they remain connected to the Meeting at all times in order to vote when balloting commences, and it is such persons’ responsibility to ensure internet connectivity for the duration of the Meeting. The steps that Securityholders will need to follow to access the Meeting will depend on whether they are registered Shareholders, Optionholders, RSU Holders, PSU Holders or non-registered Shareholders. Please read and follow the applicable instructions below carefully. If Securityholders decide to attend this year’s Meeting in person, Securityholders may be required to review the Company’s COVID-19 protocols upon arrival at the Meeting and sign an acknowledgement of adherence to such protocols in order to be admitted to the Meeting.

The Company is carefully monitoring the public health impact of the COVID-19 pandemic, and may decide to modify the date, time or location of the Meeting depending on the situation. While we understand this could disrupt the plans of those who plan to attend the Meeting, our first priority is the health and safety of our communities, Securityholders, employees and other stakeholders. In the event we decide to modify the date, time or location of the Meeting, Securityholders will be notified and provided with additional details in a press release, at our website at https://www.sierrawireless.com/company/newsroom/ and pursuant to filings we make with Canadian and United States securities regulatory authorities. As always, we encourage you to vote your Securities prior to the Meeting.

At the Meeting, Securityholders will be asked to vote on a special resolution to approve an arrangement under the Canada Business Corporations Act (the “Arrangement”) under which, among other things, 13548597 Canada Inc. (the “Purchaser”), a wholly-owned subsidiary of Semtech Corporation (“Semtech” or the “Parent”), will acquire all of the outstanding Shares for cash consideration of US$31.00 per Share.

The Arrangement is the outcome of a comprehensive review process conducted under the direction of the Board of Directors, with the assistance of a special committee composed entirely of independent directors (the “Special Committee”). The consideration per Share offered under the Arrangement represents a premium of approximately 25% to the closing Share price on July 29, 2022, the last trading day prior to media speculation regarding the Arrangement, a premium of approximately 30% to the Company’s unaffected 30-day volume weighted average price and a premium of approximately 49% to the Company’s volume weighted average price over the twelve-month period ended on July 29, 2022.

The Company engaged Qatalyst Partners LP (“Qatalyst”) and BMO Nesbitt Burns Inc. (“BMO Capital Markets”) as financial advisors.

The Board of Directors has received an opinion (the “Qatalyst Fairness Opinion”) from Qatalyst and an opinion (the “BMO Fairness Opinion”) from BMO Capital Markets that, as of August 2, 2022, and based upon and subject to the various respective assumptions, limitations and qualifications set forth therein, the consideration to be received by the Shareholders is fair, from a financial point of view, to such holders. Copies of the Qatalyst Fairness Opinion is included as Appendix A and the BMO Fairness Opinion is included as Appendix B to the management information circular accompanying this letter. We urge you to read them in their entirety.

Based on a number of factors, including the Qatalyst Fairness Opinion and the BMO Fairness Opinion, both the Special Committee and the Board of Directors unanimously concluded that the Arrangement is in the best interests of the Company and is fair to the Shareholders of Sierra.

The Board of Directors unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

The special resolution approving the Arrangement must be approved by: (i) at least two-thirds of the votes cast at the Meeting by Shareholders present in person or represented by proxy, and entitled to vote, at the Meeting and (ii) at least two-thirds of the votes cast at the Meeting by Securityholders, voting together as a single class, present in person or represented by proxy. The Arrangement is also subject to certain conditions described in the accompanying management information circular and the approval of the Supreme Court of British Columbia and applicable regulatory approvals.

The accompanying notice of meeting and management information circular provide a full description of the Arrangement and include certain other information, including the full text of the Qatalyst Fairness Opinion, the BMO Fairness Opinion and the special resolution approving the Arrangement, to assist you in considering how to vote on the Arrangement. You are urged to read this information carefully and, if you require assistance, to consult your financial or professional advisor(s).

Your vote is important regardless of the number of Shares, Options, RSUs or PSUs you own. If you are unable to be present at the Meeting in person, we encourage you to take the time to complete, sign, date and return the enclosed proxy or voting instruction form in accordance with the instructions set out therein and in the accompanying management information circular, so that your Securities can be voted at the Meeting in accordance with your instructions. If you hold your Shares through a broker, custodian, nominee or other intermediary, you should follow their instructions. To be effective, a proxy form must be received by Computershare no later than 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof.

The directors and members of senior management of the Company have entered into Support and Voting Agreements with the Purchaser and the Parent pursuant to which they have agreed, among other things, to vote in favor of the Arrangement Resolution.

If you are a registered Shareholder, in order to receive the cash that you are entitled to receive upon the completion of the Arrangement, you must complete and sign the enclosed letter of transmittal and return it, together with your share certificate(s) and any other required documents and instruments, to Computershare, the Company’s transfer agent and depositary for the Arrangement, in accordance with the procedures set out in the letter of transmittal. If the proposed Arrangement is not completed, share certificate(s) sent to Computershare will be returned to you.

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by email at contactus@kingsdaleadvisors.com or by telephone at 1-855-682-2019 (North American Toll-Free), or 1-416-867-2272 (Collect calls outside North America).

Subject to obtaining court approval and satisfaction or waiver of the other closing conditions, if Securityholders of Sierra approve the Arrangement, it is anticipated that the Arrangement will be completed during the Parent’s fiscal year 2023.

On behalf of Sierra, I thank all shareholders for their ongoing support.

Yours very truly,

“Philip Brace”

Philip Brace

President and Chief Executive Officer

Notice of Special Meeting of Securityholders

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares (“Shares”) of the Company (the “Shareholders”), the holders of options (“Options”) to purchase Shares of the Company (the “Optionholders”), the holders of restricted share units and phantom restricted share units (“RSUs”) of the Company (the “RSU Holders”) and the holders of performance share units (“PSUs”, collectively with the Shares, Options and RSUs, the “Securities”) of the Company (the “PSU Holders”, collectively with the Shareholders, Optionholders and RSU Holders, the “Securityholders”) of Sierra Wireless, Inc. (“Sierra” or the “Company”) will be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia, and virtually at https://meetnow.global/MPTKAYS, on September 27, 2022 at 10:00 a.m. (Vancouver time) for the following purposes:

(a)

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated August 24, 2022, as the same may be amended (the “Interim Order”) and, if deemed advisable, to pass, with or without variation, a special resolution of Securityholders (the “Arrangement Resolution”) substantially in the form attached as Appendix C to the management information circular dated August 26, 2022 (the “Circular”) accompanying this notice of meeting (“Notice of Meeting”), to approve an arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (“CBCA”) involving the Company, Semtech Corporation (“Semtech” or the “Parent”) and 13548597 Canada Inc. (the “Purchaser”), a wholly-owned subsidiary of the Parent, pursuant to which, among other things, the Purchaser will acquire all of the issued and outstanding Shares for cash consideration of US$31.00 per Share, all as more particularly described in the Circular; and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors of the Company, after consultation with its financial advisors and outside legal counsel and the unanimous recommendation of the Special Committee of the Board of Directors, unanimously determined that the Arrangement Resolution is in the best interests of the Company and is fair to the Shareholders and that the Board unanimously recommends that the Securityholders vote FOR the Arrangement Resolution. Registered Shareholders (the “Registered Shareholders”), Optionholders, PSU Holders and RSU Holders of record as of 5:00 p.m. (Vancouver time) on August 23, 2022, (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

Given the continuing uncertainty relating to the COVID-19 pandemic, its public health impact, the associated potential restrictions on and the risk in attending large group gatherings and to mitigate risks to the health and safety of the Company’s community, Securityholders, employees and other stakeholders, the Company has made arrangements to enable Securityholders to attend and vote virtually at the Meeting. Registered Shareholders, Optionholders, RSU Holders and PSU Holders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Non-registered Shareholders will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

The Meeting will be available online at https://meetnow.global/MPTKAYS. A guide to how to login to, and vote at, the Meeting can be found on page 1 of the Management Information Circular (the “Circular”) accompanying this Notice of Meeting.

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Each Registered Shareholder whose name is entered on the securities register of the Company at the close of business on the Record Date is entitled to one vote for each Share registered in his, her or its name. Each Optionholder, RSU Holder or PSU Holder whose name is entered on the applicable securities register of the Company for such Securities at the close of business on the Record Date is entitled to one vote for each Option, RSU and PSU held in his, her or its name. The Circular, form of proxy and Letter of Transmittal accompany this Notice of Meeting. Reference is made to the Circular for details of the matters to be considered at the Meeting. Initially capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Circular.

The full text of the Plan of Arrangement implementing the Arrangement and the Interim Order are attached as Appendix E and Appendix F to the Circular, respectively.

To ensure your representation at the Meeting, return the enclosed proxy, whether or not you plan to personally attend the Meeting. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by Registered Shareholders, Optionholders, RSU Holders and PSU Holders must be returned to the Company:

•

by delivering the proxy to the Company’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than September 23, 2022, at 10:00 a.m. (Vancouver time);

•

by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than September 23, 2022, at 10:00 a.m. (Vancouver time); or

•	by telephone or online, as instructed in the enclosed form of proxy, not later than September 23, 2022, at 10:00 a.m. (Vancouver time).

Non-Registered Shareholders who receive these materials through their broker or other Intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or Intermediary. To be effective, a proxy must be received by Computershare Investor Services Inc. by not later than 10:00 a.m. (Vancouver time) on September 23, 2022 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Registered Shareholders as at the close of business on the Record Date have a right to dissent in respect of the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Shares. This right is described in the Circular. Pursuant to section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, a Registered Shareholder who wishes to dissent must (i) send a written notice of objection to the Arrangement Resolution to Sierra c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com by no later than 10:00 a.m. (Vancouver time) on September 23, 2022 (or 10:00 a.m. (Vancouver time) on the Business Day which is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)); and (ii) must otherwise comply strictly with the dissent procedures described in the Circular. Failure to comply strictly with the dissent procedures may result in the loss or unavailability of the right to dissent. See “Dissenting Shareholders’ Rights” in the Circular. Non-Registered Shareholders who wish to dissent should be aware that ONLY REGISTERED SHAREHOLDERS AS AT THE CLOSE OF BUSINESS ON THE RECORD DATE ARE ENTITLED TO DISSENT.

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If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Computershare Investor Services Inc., the Transfer Agent and Depositary for the Arrangement, toll-free, at 1-800-564-6253.

DATED at Richmond, British Columbia the 26th day of August, 2022.

By Order of the Board of Directors

“Philip Brace”

Philip Brace President and Chief Executive Officer

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SOLICITATION OF PROXIES	1
CURRENCY	1
NOTICE TO SHAREHOLDERS IN THE UNITED STATES	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
INFORMATION CONTAINED IN THIS CIRCULAR	3
INFORMATION PERTAINING TO THE PARENT AND THE PURCHASER	3
SUMMARY	4
Parties to the Arrangement	4
Sierra Wireless, Inc.	4
The Parent and the Purchaser	4
Meeting of Securityholders	4
Record Date, Meeting Materials and Voting of Proxies for Securityholders	4
Purpose of the Meeting	5
Voting Procedures and Revocation of Proxies for Securityholders	5
Registered Shareholders, Optionholders, RSU Holders and PSU Holders	5
Non-Registered Shareholders	5
Voting Generally	5
Revocation of Proxies	6
Particulars of the Arrangement	6
Recommendation of the Special Committee	7
Recommendation of the Board of Directors	7
Reasons for the Arrangement	7
Support and Voting Agreements	9
Qatalyst Fairness Opinion	10
BMO Fairness Opinion	10
Arrangement Mechanics	10
Steps of the Arrangement	10
Deposit of Share Certificates	12
Delivery of Consideration	13
Depositary	13
Certain Effects of the Arrangement	13
Required Securityholder Approval	13
Interests of Certain Persons in the Arrangement	14
Sources of Funds for the Arrangement	14
The Arrangement Agreement	14
Mutual Conditions Precedent	14
Conditions Precedent to the Obligations of the Purchaser	15
Conditions Precedent to the Obligations of Sierra	15
Representations and Warranties	16
Sierra Covenants	16
Non-Solicitation Obligations	16

Superior Proposal	16
Termination	16
Termination Fee	16
Court Approval of the Arrangement and Completion of the Arrangement	17
Regulatory Approvals	17
Canada	17
United States	17
Certain Canadian Federal Income Tax Considerations for Shareholders	18
Certain United States Income Tax Considerations for Shareholders	18
Dissenting Shareholders’ Rights	18
QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT	20
INFORMATION REGARDING PROXIES	24
Who Can Vote	24
Voting Shares and Principal Securityholders	24
Accessing and Voting at the Virtual Meeting	24
Registered Shareholders, Optionholders, RSU Holders, PSU Holders and Duly Appointed Proxyholders	25
Participating at the Virtual Meeting	25
Registered Shareholders, Optionholders, RSU Holders and PSU Holders	26
Non-Registered Shareholders	27
Appointment of Proxyholder	28
Notice to United States Shareholders	28
Voting of Proxies	28
Revocation of Proxy	28
Discretionary Authority of Proxyholder	29
BACKGROUND AND REASONS FOR THE ARRANGEMENT	29
Background to the Arrangement Agreement	29
Recommendation of the Special Committee	38
Recommendation of the Board of Directors	38
Reasons for the Arrangement	38
Qatalyst Fairness Opinion	41
Illustrative Discounted Cash Flow Analysis	42
Illustrative Selected Companies Analysis	43
Illustrative Selected Transactions Analysis	44
Miscellaneous	45
BMO Fairness Opinion	46
Certain Financial Projections	47
PARTICULARS OF THE ARRANGEMENT	49
Arrangement Mechanics	49
Certain Effects of the Arrangement	51
Effects on Sierra if the Arrangement is Not Completed	51

-i-

(continued)

Required Securityholder Approval	51
Support and Voting Agreements	52
Interests of Certain Persons in the Arrangement	52
Sierra Shareholdings	52
Sierra Options	53
Sierra RSUs	54
Sierra PSUs	55
Change of Control Provisions	55
Sources of Funds for the Arrangement	56
Expenses of the Arrangement	57
THE ARRANGEMENT AGREEMENT	57
Conditions Precedent to the Arrangement	59
Mutual Conditions Precedent	59
Additional Conditions Precedent to the Obligations of the Purchaser	59
Additional Conditions Precedent to the Obligations of Sierra	60
Representations and Warranties	60
Sierra Covenants	61
Covenants Regarding Conduct of Business	61
Covenants of the Company Regarding the Performance of Obligations	65
Purchaser Covenants	66
Regulatory Approvals	66
Financing Arrangements	66
Pre-Acquisition Reorganization	67
Non-Solicitation Obligations	67
Right to Match	69
Termination	70
Termination Fee	71
PRINCIPAL LEGAL MATTERS	73
Court Approval of the Arrangement and Completion of the Arrangement	73
Canadian Securities Law Matters	73
Stock Exchange De-Listing and Reporting Issuer Status	75
PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND/OR DRS ADVICES AND PAYMENT OF CONSIDERATION	75
Letter of Transmittal	75
Delivery of Consideration	76
INFORMATION CONCERNING THE COMPANY	77
Market Price and Trading Volume Information	77
Previous Purchases and Sales	78
Previous Distributions	79
Dividends	82
Auditors	82

INFORMATION CONCERNING THE PARENT AND THE PURCHASER	83
CERTAIN INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS	83
Certain Canadian Federal Income Tax Considerations for Shareholders	83
Currency Conversion	84
Holders Resident in Canada	84
Holders Not Resident in Canada	85
Certain United States Income Tax Considerations for Shareholders	86
DISSENTING SHAREHOLDERS’ RIGHTS	88
RISK FACTORS RELATED TO THE ARRANGEMENT	89
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	92
ADDITIONAL INFORMATION	92
DIRECTORS’ APPROVAL	93
CONSENT OF QATALYST PARTNERS LP	94
CONSENT OF BMO NESBITT BURNS INC.	95
GLOSSARY OF TERMS	96
APPENDIX A QATALYST FAIRNESS OPINION	A-1
APPENDIX B BMO FAIRNESS OPINION	B-1
APPENDIX C ARRANGEMENT RESOLUTION	C_1
APPENDIX D ARRANGEMENT AGREEMENT	D-1
APPENDIX E PLAN OF ARRANGEMENT	E-1
APPENDIX F INTERIM ORDER	F-1
APPENDIX G NOTICE OF HEARING OF PETITION	G-1
APPENDIX H SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	H-1
APPENDIX I VIRTUAL MEETING GUIDE	I-1

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Management Information Circular

As at August 26, 2022

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation by the management of Sierra Wireless, Inc. (“Sierra” or the “Company”) of proxies to be used at the Company’s special meeting (the “Meeting”) of holders of common shares (“Shares”) of the Company (the “Shareholders”), the holders of options (“Options”) to purchase Shares of the Company (the “Optionholders”), the holders of restricted share units and phantom restricted share units (“RSUs”) of the Company (the “RSU Holders”) and the holders of performance share units (“PSUs”, collectively with the Shares, Options and RSUs, the “Securities”) of the Company (the “PSU Holders”, collectively with the Shareholders, Optionholders and RSU Holders, the “Securityholders”) of the Company to be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia, and virtually at https://meetnow.global/MPTKAYS, on September 27 2022 at 10:00 a.m. (Vancouver time) or at any adjournment or postponement thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation. The cost of the solicitation will be borne by Sierra.

Sierra has engaged Kingsdale Advisors (“Kingsdale”) as strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $32,500 to Kingsdale for the proxy solicitation service in addition to certain out-of-pocket expenses. Sierra Wireless, Inc. may also reimburse brokers and other persons holding Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

CURRENCY

Unless otherwise stated, references to “$” or “US$” are references to U.S. dollars and references to “C$” are references to Canadian dollars. Where applicable, Canadian dollar amounts have been converted to U.S. dollar amounts at an exchange rate of C$1.00 = US$ 0.7672, unless otherwise stated.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Company is a corporation incorporated under the laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and therefore this solicitation is not being effected in accordance with such United States securities laws. Securityholders should be aware that disclosure requirements under Canadian laws are different from such requirements under United States securities laws.

The enforcement by investors of civil liabilities under United States securities laws may be affected adversely by the fact that the Company is organized under the laws of Canada, that some or all of its officers and directors are residents of Canada and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States. You may not be able to sue a Canadian corporation or its officers or directors in a Canadian court for violations of United States securities laws. It may be difficult to compel a Canadian corporation and its affiliates to subject themselves to a judgment by a United States court.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY IN CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION, NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Securityholders should consult their own tax advisors with respect to the tax consequences of the Arrangement to them in light of their particular circumstances. Certain information concerning Canadian federal income tax consequences of the Arrangement for Shareholders who are not resident in Canada is set forth under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders — Holders Not Resident in Canada”. Certain information concerning U.S. federal income tax consequences of the Arrangement for Shareholders who are U.S. Holders is set forth under the heading “Certain United States Income Tax Considerations for Shareholders”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Circular, including the information included in Appendices to this Circular, contains “forward-looking statements” and “forward-looking information” under applicable Securities Laws (collectively, the “forward-looking statements”) relating, but not limited to, the expected timetable for completing the Arrangement, benefits and synergies of the Arrangement, future opportunities for the combined company and products and any other statements regarding Sierra’s expectations, intentions, plans and beliefs. Forward-looking statements can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, “will” or similar words suggesting future outcomes or other expectations, intentions, plans, beliefs, objectives, assumptions or statements about future events or performance.

Securityholders are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Assumptions upon which forward-looking statements related to the Arrangement are based include, without limitation: (a) that Securityholders will approve the Arrangement Resolution in the manner required by the Interim Order; (b) that the Court will approve the Arrangement; and (c) that all other conditions to the completion of the Arrangement, including the receipt of Key Regulatory Approvals, will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Sierra and may not prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include, but are not limited to: the Parties’ ability to consummate the Arrangement; the conditions to the completion of the Arrangement, including the receipt of Key Regulatory Approvals, the Required Securityholder Approval, or Court approval on the terms expected or on the anticipated schedule; the Parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Arrangement; the factors identified in the “Risk Factors” section in this Circular; and the factors identified under the heading entitled “Risk Factors” in Sierra’s most recent annual information form, as well as Sierra’s recent annual and quarterly financial reports, which are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com.

Without limiting the generality of the other provisions of this cautionary statement, the Qatalyst Fairness Opinion attached as Appendix A and BMO Fairness Opinion attached as Appendix B to this Circular may contain or refer to forward-looking information and is subject to certain respective assumptions, limitations and qualifications as described herein and therein.

The Company cautions that the list of forward-looking statements, risks and assumptions set forth or referred to above is not exhaustive. All forward-looking statements in this Circular, including the information included in Appendices to this Circular, are qualified by these cautionary statements. These statements are made as of the date of this Circular and the Company does not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent expressly required by Law. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, its financial or operating results or its securities.

INFORMATION CONTAINED IN THIS CIRCULAR

Information contained in this Circular is given as of August 23, 2022, except as otherwise noted.

No person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by the Company, the Parent or the Purchaser.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

All summaries of, and references to, the Arrangement and the Arrangement Agreement in this Circular are qualified in their entirety by reference, in the case of the Arrangement, to the complete text of the Plan of Arrangement attached as Appendix E to this Circular and, in the case of the Arrangement Agreement, to the complete text of the Arrangement Agreement attached as Appendix D to this Circular, each of which is filed on SEDAR at www.sedar.com.

Securityholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

If you hold Shares through a broker, investment dealer, bank, trust company or other Intermediary, you should contact your Intermediary for instructions and assistance in voting and surrendering the Shares that you beneficially own.

Initially capitalized terms used herein have the meanings ascribed thereto in this Circular. See “Glossary of Terms”.

INFORMATION PERTAINING TO THE PARENT AND THE PURCHASER

Information pertaining to the Parent and the Purchaser in this Circular, including under “Information Concerning the Parent and the Purchaser”, has been furnished by the Parent and the Purchaser or is based on publicly available documents and records. Although the Company does not have any knowledge that would indicate that any such information is untrue or incomplete, neither the Company nor any of its directors, executive officers or advisors assumes any responsibility for the accuracy or completeness of such information, nor for any failure by the Parent and the Purchaser to disclose events which may have occurred or which may affect the completeness or accuracy of such information but which is unknown to them.

SUMMARY

The following is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices.

Parties to the Arrangement

Sierra Wireless, Inc.

Sierra is a corporation governed by the CBCA. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. The Shares trade on the TSX under the symbol “SW” and on the NASDAQ under the symbol “SWIR”. For additional information regarding Sierra, see “Information Concerning the Company”.

The Parent and the Purchaser

The Parent is a leading global supplier of high-performance analog and mixed-signal semiconductors and advanced algorithms for infrastructure, high-end consumer and industrial equipment. Semtech designs, develops, manufactures and markets a wide range of products for commercial applications, the majority of which are sold into the infrastructure, high-end consumer and industrial end markets. Products are designed to benefit the engineering community as well as the global community. Publicly traded since 1967, the Parent’s common stock is listed on the Nasdaq Global Select Market under the symbol “SMTC”.

The Purchaser is a wholly-owned subsidiary of the Parent formed for the sole purpose of effecting the Arrangement. For additional information regarding the Parent and the Purchaser, see “Information Concerning the Parent and the Purchaser”.

Meeting of Securityholders

The Meeting will be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia, and virtually at https://meetnow.global/MPTKAYS on September 27, 2022 at 10:00 a.m. (Vancouver time).

Record Date, Meeting Materials and Voting of Proxies for Securityholders

Securityholders of record as of the close of business on August 23, 2022 (Vancouver time), the record date (the “Record Date”) for the Meeting, are entitled to receive notice of and to attend, and to vote at, the Meeting or any adjournment(s) or postponement(s) of the Meeting. See “Questions and Answers About the Meeting and the Arrangement”.

The Meeting Materials are being sent by the Company to Registered Shareholders, Optionholders, RSU Holders and PSU Holders directly and to Intermediaries for distribution to Non-Registered Shareholders. Only Registered Shareholders, Optionholders, RSU Holders and PSU Holders or the persons they appoint as their proxyholders are permitted to vote at the Meeting. Voting procedures for Registered Shareholders, Optionholders, RSU Holders and PSU Holders are described under “Information Regarding Proxies -Accessing and Voting at the Virtual Meeting—Registered Shareholders, Optionholders, RSU Holders, PSU Holders and Duly Appointed Proxyholders”.

Most Shareholders are Non-Registered Shareholders. Applicable securities laws require Intermediaries to seek voting instructions from Non-Registered Shareholders in advance of the Meeting. Shares held through Intermediaries can only be voted in accordance with the instructions received from the Non-Registered Shareholders. In the absence of having obtained specific voting instructions, Intermediaries are prohibited from voting Shares held by Non-Registered Shareholders. If you are a Non-Registered Shareholder, please see “Questions and Answers About the Meeting and the Arrangement—Information Regarding Proxies—Non-Registered Shareholders”.

Purpose of the Meeting

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution.

Voting Procedures and Revocation of Proxies for Securityholders

The procedures by which Securityholders may exercise their rights to vote with respect to matters at the Meeting will vary depending on whether Securityholders are Registered Shareholders, Optionholders, RSU Holders, PSU Holders, or Non-Registered Shareholders.

Registered Shareholders, Optionholders, RSU Holders and PSU Holders

In order to vote with respect to matters being considered at the Meeting, Registered Shareholders, Optionholders, RSU Holders and PSU Holders must either:

•	attend the Meeting in person or virtually;

•

complete, sign, date and return the enclosed form of proxy, or such other proper form of proxy or voting instruction form prepared for use at the Meeting which is acceptable to Computershare Investor Services Inc. (“Computershare”) and Sierra; or

•

otherwise communicate their voting instructions in accordance with the instructions set out in the enclosed form of proxy or through the use of another acceptable and proper form of proxy or voting instruction form.

If you are a Registered Shareholder, Optionholder, RSU Holder or PSU Holder, you should carefully review the information set forth under “Questions and Answers About the Meeting and the Arrangement—Information Regarding Proxies -Accessing and Voting at the Virtual Meeting—Registered Shareholders, Optionholders, RSU Holders, PSU Holders and Duly Appointed Proxyholders”.

Non-Registered Shareholders

A substantial number of Shareholders do not hold Shares in their own names. Shares may be beneficially owned by a person but registered either in the name of an Intermediary or in the name of a clearing agency (such as CDS, Depository Trust Company or similar entities) of which the Intermediary is a participant.

If Shares are shown in an account statement provided to a Non-Registered Shareholder by an Intermediary, then in almost all cases the name of such Non-Registered Shareholder will not appear in the share register of Sierra. Please note that only proxies received from Registered Shareholders can be recognized and acted upon at the Meeting. If you are a Non-Registered Shareholder, you should carefully review the information set forth under “Questions and Answers About the Meeting and the Arrangement”.

Voting Generally

The Shares, Options, RSUs or PSUs represented by a properly executed proxy or voting instruction form will be voted on any ballot that may be called for at the Meeting in accordance with the instructions of the Registered Shareholder, Optionholder, RSU Holder or PSU Holder and if the Registered Shareholder, Optionholder, RSU Holder or PSU Holder specifies a choice with respect to any matter to be acted upon, the Shares, Options, RSUs or PSUs will be voted accordingly. In the absence of instructions, such Shares, Options, RSUs or PSUs will be voted FOR the Arrangement Resolution. To be used at the Meeting, proxies or voting instruction forms must be received by Computershare Investor Services Inc. by not later than 10:00 a.m. (Vancouver time) on September 23, 2022 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. Registered Shareholders, Optionholders, RSU Holders and PSU Holders can submit their proxies: to Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than September 23, 2022, at 10:00 a.m. (Vancouver time); (i) by fax to the Toronto office of Computershare Investor Services Inc.,

Attention: Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than September 23, 2022, at 10:00 a.m. (Vancouver time); or (ii) by telephone or online, as instructed in the enclosed form of proxy, not later than September 23, 2022, at 10:00 a.m. (Vancouver time). The time limit for deposit of proxies or voting instruction forms may, with the prior written consent of the Purchaser, be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

If you are a Non-Registered Shareholder and you do not instruct your broker, investment dealer, bank, trust company or other Intermediary how to vote, you will not be considered represented by proxy for the purpose of voting on the Arrangement Resolution.

Revocation of Proxies

A Registered Shareholder, Optionholder, RSU Holder or PSU Holder may revoke a proxy by delivering an instrument in writing executed by such holder or such holder’s attorney authorized in writing or, where such holder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Company at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Attention: Evan Straight at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned or postponed, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before the vote shall have been taken or in any other manner provided by law.

A Registered Shareholder, Optionholder, RSU Holder or PSU Holder of the Company may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof.

A Registered Shareholder, Optionholder, RSU Holder or PSU Holder attending the Meeting has the right to vote by attending the virtual Meeting and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon at the Meeting or any adjournment or postponement thereof.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

See “Questions and Answers About the Meeting and the Arrangement—Information Regarding Proxies—Revocation of Proxy”.

Particulars of the Arrangement

If the Arrangement Resolution is passed by the affirmative vote of (i) at least two-thirds (66 2⁄3%) of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote, and (ii) at least two-thirds (66 2⁄3%) of the votes cast by the Securityholders, voting together as a single class, present in person or represented by proxy at the Meeting and entitled to vote, and all of the other conditions to closing of the Arrangement are satisfied or waived, the Arrangement will be implemented by way of a Court-approved plan of arrangement under the CBCA.

Pursuant to the Arrangement, all of the Shares will be transferred by the Shareholders to the Purchaser for the Consideration. Each Option (whether vested or unvested) outstanding immediately prior to 12:01 a.m. (Vancouver time) (the “Effective Time”) on the date that the Arrangement is completed (the “Effective Date”) shall be deemed vested and shall be deemed to be assigned and surrendered to the Company in exchange for, in respect of each Option for which the Consideration exceeds the exercise price, an amount in cash equal to the Consideration less the applicable exercise price, less any applicable withholdings. Each RSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed vested and transferred to the Company for an amount in cash equal to the Consideration, less any applicable withholdings. Each Non-Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Non-Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Non-Specified PSUs calculated by multiplying each such Non-Specified PSU by one. Each Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested)

shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Specified PSUs calculated by multiplying each such Specified PSU by two. Each such PSU shall be deemed vested and transferred to the Company for an amount in cash equal to the Consideration, less any applicable withholdings.

See “Particulars of the Arrangement – Arrangement Mechanics” and “The Arrangement Agreement”.

As at the close of business on August 23, 2022, 39,020,098 Shares, 237,270 Options, 1,366,677 RSUs and 513,615 PSUs of the Company were issued and outstanding, each carrying the right to one vote at the Meeting.

Recommendation of the Special Committee

The Special Committee has unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders. Accordingly, the Special Committee unanimously recommended that the Board of Directors approve the Arrangement Agreement and recommend that Securityholders vote FOR the Arrangement Resolution.

Recommendation of the Board of Directors

The Board of Directors has unanimously determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders. Accordingly, the Board of Directors unanimously approved the Arrangement Agreement and unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board of Directors gave careful consideration to the current and expected future position of the business of Sierra and the terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board of Directors considered a number of factors including, among others, the following:

•

Premium. The Consideration represents a premium of approximately 25% to the closing price of the Shares on the NASDAQ on July 29, 2022, the last trading day prior to media speculation regarding a potential transaction, and a premium of approximately 30% to the Company’s unaffected 30-day volume-weighted average price (“VWAP”) of the Shares on the NASDAQ.

•

Fairness Opinions. The Fairness Opinions delivered to the Board of Directors by Qatalyst and BMO that, subject to and based on the considerations, assumptions and limitations described therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

•

Acceptance by Directors and Senior Management. Pursuant to support and voting agreements, the directors and members of senior management of the Company have agreed to vote all of their Shares, including any Shares issuable upon exercise or settlement of Incentive Securities, in favour of the Arrangement.

•

Ability to Respond to Unsolicited Superior Proposals. Under the terms of the Arrangement Agreement, the Board of Directors will remain able to respond to any unsolicited written Acquisition Proposal that constitutes a Superior Proposal under the Arrangement Agreement.

•

Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with the Parent that was undertaken by the Company and its legal and financial advisors with the oversight and participation of the Special Committee and the Board of Directors. The Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board of Directors with the advice of the Company’s legal and financial advisors.

•

Shareholder Approval. The Arrangement must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and not less than two-thirds of the votes cast by Securityholders, voting together as a single class, present in person or represented by proxy at the Meeting.

•

Court and Regulatory Approval. The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to the Shareholders and by the respective regulatory bodies under the HSR and the Competition Act. Based on the assessment of the regulatory risk profile of the proposed transaction with the Purchaser and the Parent, the Special Committee and the Board of Directors, in consultation with the Company’s advisors regarding regulatory considerations, does not expect there to be antitrust or other regulatory impediments to the consummation of the Arrangement.

•

Dissent Rights. The terms of the Plan of Arrangement will provide that Registered Shareholders as of the close of business on the Record Date who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Shares.

•

Compelling Value Relative to Alternatives. The Board of Directors conducted a pre-signing market check process involving outreach to potential strategic partners, private equity firms and other acquirors and the Special Committee and the Board of Directors determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, taking into account, among other things, the likelihood that the Purchaser would complete a transaction if all conditions are satisfied given the Parent’s strategic rationale and access to capital. The Special Committee and the Board of Directors also considered the Company’s standalone business strategy in the context of current economic and market conditions and current management projections and concluded that the Arrangement would provide greater and more certain value to Shareholders than would reasonably be expected from the continued execution of the Company’s strategic plan.

•

Deal Certainty. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions that the Special Committee and the Board of Directors believe, with the advice of the Company’s legal and financial advisors, are reasonable in the circumstances. The Arrangement is not subject to a financing condition, and the availability of the Committed Debt Financing at closing of the Arrangement is subject only to “certain funds” conditions that the Special Committee and the Board of Directors believe, with the advice of their legal and financial advisors, are appropriate for a transaction of this nature.

•

Appropriateness of Deal Protections. The Termination Fee of US$45 million, the Purchaser’s right to match a Superior Proposal and other deal protection measures contained in the Arrangement Agreement are, in the view of the Special Committee and the Board of Directors, after receiving legal and financial advice, appropriate for a transaction of this nature.

•

Profile of Parent. The Special Committee and the Board of Directors considered the due diligence and advice of the Company’s financial advisors regarding the Parent’s commitment, credit worthiness and anticipated ability to complete the transactions contemplated by the Arrangement Agreement.

•

Treatment of Employees. The Purchaser has agreed that for at least 12 months following the Effective Time, amongst other benefits and bonuses for certain eligible employees, the continuing employees’ salary, cash incentive compensation targets and employee benefits will be maintained at a level substantially comparable, when considered in the aggregate, to the salary, cash incentive compensation targets and employee benefits provided to continuing employees of the Company and its Subsidiaries immediately prior to the Effective Time. The Special Committee and the Board of Directors also favorably evaluated Parent’s internal culture and strategic direction as being well suited for its employees.

•

Customer Considerations. The Special Committee and the Board of Directors considered the effect of the transaction with the Purchaser and the Parent on customers of the Company and concluded that the transaction would not be adverse to their interests.

•

Role of the Special Committee. The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Special Committee met regularly with the Company’s advisors. The Arrangement was unanimously recommended to the Board of Directors by the Special Committee on the basis described herein and on the basis of the legal and financial advice that was received by the Special Committee.

The Special Committee and the Board of Directors with support and advice from legal and financial advisors also considered a number of potential risks resulting from the Arrangement and the Arrangement Agreement and other factors, including:

•

the risks to the Company and the Shareholders if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement and the temporary diversion of the Company’s management from the conduct of the Company’s business in the ordinary course;

•

the fact that, following the implementation of the Plan of Arrangement, the Company will no longer exist as an independent public company and the Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans;

•	the conditions to the Parent’s and the Purchaser’s obligations to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances;

•

the terms of the Arrangement Agreement, including those in respect of: (i) restricting the Company from soliciting third parties to make an Acquisition Proposal and (ii) the fact that if the Arrangement Agreement is terminated under certain circumstances, including in the event that the Company makes a Change in Recommendation or enters into an agreement in respect of a Superior Proposal, the Company must pay the Termination Fee to the Parent;

•

the fact that, if the Arrangement is not consummated and the Board of Directors decides to seek another transaction, there can be no assurance that the Company will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid under the Arrangement, or that the Shareholders would be able to receive cash or other consideration for their Shares equal to or greater than the Consideration payable under the Arrangement in any other future transaction that the Company may effect; and

•

the fact that certain of the Company’s directors and/or officers may receive additional and separate benefits in their capacity as such in connection with the Arrangement, than those received by the Shareholders generally in connection with the Arrangement (see “Particulars of the Arrangement – Interests of Certain Persons in the Arrangement”).

See “Background and Reasons for the Arrangement – Reasons for the Arrangement”.

Support and Voting Agreements

The directors and members of senior management of the Company have entered into the Support and Voting Agreements with the Purchaser and the Parent pursuant to which they have agreed to vote in favour of the Arrangement Resolution and have agreed to not sell, transfer, pledge or assign any such Shares, subject to customary exceptions, until termination of the Support and Voting Agreements. The Support and Voting Agreements signed by the directors and members of senior management of Sierra shall terminate upon the mutual written agreement of the parties thereto or shall automatically terminate upon the earlier of: (i) the Effective Time, (ii) the Purchaser, without the consent of the directors and members of senior management, decreases the Consideration payable under the Arrangement

Agreement, or (iii) termination of the Arrangement Agreement in accordance with its terms. As of the Record Date, the directors and members of senior management hold a total of 329,703 Shares, representing approximately 0.84% of the issued and outstanding Shares, as well as a total of 985,155 Incentive Securities, representing approximately 46.52% of the outstanding Incentive Securities.

See “Particulars of the Arrangement – Support and Voting Agreements” in this Circular.

Qatalyst Fairness Opinion

In connection with the Arrangement, Qatalyst delivered to the Board of Directors the Qatalyst Fairness Opinion dated August 2, 2022 as to the fairness, from a financial point of view, of the Consideration payable to Shareholders pursuant to the proposed Arrangement. The Qatalyst Fairness Opinion concludes that, as of August 2, 2022, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration payable under the Arrangement to Shareholders is fair, from a financial point of view, to such Shareholders.

The full text of the Qatalyst Fairness Opinion which states, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken, is attached as Appendix A to this Circular and incorporated by reference in its entirety into this Circular. Securityholders are encouraged to read the Qatalyst Fairness Opinion carefully in its entirety. The Qatalyst Fairness Opinion was provided to the Board of Directors in connection with their evaluation of the Consideration to be received pursuant to the Arrangement, and does not address any other aspect of the Arrangement and does not constitute a recommendation as to how Securityholders should vote or act with respect to the Arrangement. See “Background and Reasons for the Arrangement – Qatalyst Fairness Opinion”.

BMO Fairness Opinion

In connection with the Arrangement, BMO Capital Markets delivered to the Board of Directors the BMO Fairness Opinion dated August 2, 2022 as to the fairness, from a financial point of view, of the Consideration payable to Shareholders pursuant to the proposed Arrangement. The BMO Fairness Opinion concludes that, as of August 2, 2022, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration payable under the Arrangement to the Shareholders is fair, from a financial point of view, to such Shareholders.

The full text of the BMO Fairness Opinion which states, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken, is attached as Appendix B to this Circular and incorporated by reference in its entirety into this Circular. Securityholders are encouraged to read the BMO Fairness Opinion carefully in its entirety. The BMO Fairness Opinion was provided to the Special Committee and the Board of Directors in connection with their evaluation of the Consideration to be received pursuant to the Arrangement, and does not address any other aspect of the Arrangement and does not constitute a recommendation as to how Securityholders should vote or act with respect to the Arrangement. See “Background and Reasons for the Arrangement – BMO Fairness Opinion”.

Arrangement Mechanics

Steps of the Arrangement

Subject to receiving the Required Securityholder Approval and the Final Order, and satisfaction or waiver of applicable conditions, the Arrangement will become effective on the Effective Date which is anticipated to occur during the Parent’s fiscal year 2023. The following events set out below shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise starting at the Effective Time:

(1)

each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company Option Plan or any award or similar agreement pursuant to which any Options were granted or awarded, as applicable, be deemed to have vested and, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the exercise price, an amount in cash from the Company equal to the Consideration less the applicable exercise price in respect of such Option, less any applicable withholdings, and such Option shall immediately be cancelled;

(2)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any RSUs were granted or awarded, as applicable, be deemed to have vested;

(3)

each Non-Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Non-Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Non-Specified PSUs calculated by multiplying each such Non-Specified PSU by one;

(4)

each Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Specified PSUs calculated by multiplying each such Specified PSU by two;

(5)

an aggregate number of RSUs and PSUs equal to the number of Shares held in the Share Purchase Trust (the “Settled Share Units”), if any, shall be settled in exchange for one Share (all such Shares delivered in settlement, the “Trust Shares”) for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Company, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated in descending order among the holders of RSUs and PSUs, beginning with the holder having the most RSUs and PSUs in the aggregate as of the Effective Time; provided further that no allocation of Shares shall be made pursuant to this step (5) with respect to a fractional RSU or PSU that a holder may hold;

(6)

each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (i) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Company to be held on behalf of the applicable holders and paid to such holders (subject to any withholding)), (ii) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid as described in this step (6), and (iii) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(7)

each whole RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration, in each case, with such amounts to be paid to the applicable holders less any applicable withholdings, and each such RSU and PSU shall immediately be cancelled;

(8)

each fractional RSU and PSU that remains outstanding (if any) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration multiplied by the applicable fraction of a RSU or PSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders less any applicable withholdings, and each such fractional RSU and PSU shall immediately be cancelled;

(9)

(i) each former holder of Incentive Securities shall cease to be a holder of such Incentive Securities, (ii) such holder’s name shall be removed from each applicable register, (iii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iv) each such holder shall cease to have any rights as a holder in respect of such

Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled;

(10)

each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and:

(a)	such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by the Purchaser;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(11)

concurrently with step (10) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings, and:

(a)	the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration in accordance with the Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

See “Particulars of the Arrangement – Arrangement Mechanics”.

Deposit of Share Certificates

If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal. If the Arrangement Resolution is passed and the Arrangement is implemented, in order to receive the payment for your Shares, Registered Shareholders must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it (or a manually executed facsimile thereof) together with your certificate(s) and/or DRS Advice(s) representing Shares and the other relevant documents required by the instructions set out therein to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under the Company’s profile on SEDAR at www.sedar.com.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and the Purchaser upon the terms and subject to the conditions of the Arrangement.

In all cases, payment for Shares deposited will be made only after timely receipt by the Depositary of certificate(s) and/or DRS Advice(s) representing Shares, together with a properly completed and duly executed Letter of Transmittal in the form accompanying this Circular, or a manually executed facsimile thereof, relating to such Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

Shareholders who do not deliver the certificates and/or DRS Advice(s) representing the Shares held by them and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their Shares under the Arrangement.

Letters of Transmittal can only be submitted by Registered Shareholders and the Consideration will only be paid to Registered Shareholders. Non-Registered Shareholders should contact their broker, securities dealer, trust company or other Intermediary for details regarding how they can obtain the Consideration to which they are entitled under the Arrangement.

See “Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration – Letter of Transmittal”.

Delivery of Consideration

Upon surrender to the Depositary for cancellation of certificate(s) and/or DRS Advice(s) which immediately prior to the Effective Time represented one or more Shares, together with the Letter of Transmittal and such additional documents and instruments duly executed and completed as the Depositary may reasonably require, the Shareholder of such surrendered certificate(s) and/or DRS Advice(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, as directed by such Shareholder in their Letter of Transmittal, as soon as practicable after the Effective Date by wire transfer or by first-class insured mail, postage prepaid, a cheque, representing the Consideration in cash which such Shareholder has the right to receive under the Arrangement, less any amounts withheld pursuant to the Plan of Arrangement, and the certificate and/or DRS Advice so surrendered shall forthwith be cancelled. Until surrendered, each certificate and/or DRS Advice which immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration in cash in lieu of such certificate and/or DRS Advice, less any amounts withheld pursuant to the Plan of Arrangement.

See “Procedures for the Surrender of Share Certificates and/or DRS Advices and Payment of Consideration – Delivery of Consideration”.

Depositary

Computershare is acting as Depositary under the Arrangement. The Depositary will receive deposits of certificates and/or DRS Advices and accompanying Letters of Transmittal at the offices specified in the Letter of Transmittal. The Depositary will also be responsible for giving of certain notices, if required, and for making payment for all Shares purchased by the Purchaser under the Arrangement.

Certain Effects of the Arrangement

Upon completion of the Arrangement, the Purchaser will acquire all of the issued and outstanding Shares and Sierra will be a wholly-owned subsidiary of the Purchaser. Shortly after consummation of the Arrangement, the Shares will cease to be listed on the TSX and a Form 25 will be filed to delist the Shares from the NASDAQ and trading of the Shares in the public market will no longer be possible. The Purchaser will seek to have Sierra be deemed to have ceased to be a reporting issuer under Canadian Securities Laws. Sierra will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators upon ceasing to be a reporting issuer in Canada. Sierra will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable).

Required Securityholder Approval

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of (i) at least two-thirds (66 2⁄3%) of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote and (ii) at least two-thirds of the votes cast at the Meeting by Securityholders, voting together as a single class, present or represented by proxy at the Meeting and entitled to vote, to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. See “Particulars of the Arrangement – Required Securityholder Approval”.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Special Committee and the Board of Directors with respect to the Arrangement, Securityholders should be aware that certain of the directors and executive officers of Sierra may have interests that differ from and/or are in addition to, those of Securityholders generally. The Special Committee and the Board of Directors were aware of these potential interests and considered them, along with other matters, in reaching their decision to approve the Arrangement and to recommend that Securityholders vote for the Arrangement Resolution. See “Particulars of the Arrangement – Interests of Certain Persons in the Arrangement”.

Sources of Funds for the Arrangement

Assuming that no Shareholders exercise their Dissent Rights, that 39,020,098 Shares are outstanding at the Effective Time, that no Options are exercised prior to the Effective Time and no RSUs or PSUs are settled prior to the Effective Time, under the terms of the Arrangement Agreement: (i) approximately US$1.21 billion will be required to fund the cash consideration for the acquisition of all of the outstanding Shares; and (ii) approximately US$76.21 million will be required to fund the cash payments in respect of the outstanding Options, RSUs and PSUs.

In connection with the execution and delivery of the Arrangement Agreement, the Parent delivered to Sierra the Debt Commitment Letter, entered into for the purpose of providing funding certainty for amounts payable by the Parent and the Purchaser in connection with or pursuant to the Arrangement. The Parent and the Purchaser make customary representations and covenants in respect of the Committed Debt Financing, including with respect to sufficiency of funds. The Debt Commitment Letter provides that the Lender’s commitments and other agreements under the Debt Commitment Letter in respect of the Committed Debt Financing will not terminate prior to the Outside Date set forth in the Arrangement Agreement, unless the Parent voluntarily terminates such commitments, the Arrangement Agreement is validly terminated or the Arrangement is consummated without the use of the Committed Debt Financing. The Debt Commitment Letter also provides for the automatic reduction of commitments of the Lender in connection with the receipt by the Parent or its subsidiaries of other sources of funds, or commitments therefor, to finance the Arrangement. The Purchaser is not required to consummate the Arrangement until a marketing period of 15 consecutive Business Days (with customary exclusions and exceptions) has been completed in accordance with the Arrangement Agreement. However, the consummation of the Arrangement is not contingent on the closing of any financing. The Committed Debt Financing will be required to be funded upon the satisfaction or waiver of customary “certain funds” conditions expressly set forth in the Debt Commitment Letter, regardless of whether the Parent’s marketing efforts are successful.

See “Particulars of the Arrangement – Sources of Funds for the Arrangement”.

The Arrangement Agreement

A copy of the Arrangement Agreement is attached in its entirety as Appendix D to this Circular. You should read the Arrangement Agreement in its entirety as it contains important provisions governing the terms and conditions of the Arrangement. The rights and obligations of Sierra, the Parent and the Purchaser are governed by the express terms of the Arrangement Agreement and not by the information contained in this Circular. See “The Arrangement Agreement”.

Mutual Conditions Precedent

The implementation of the Arrangement is subject to the satisfaction of a number of conditions precedent, each of which may only be waived with the mutual consent of Sierra, the Parent and the Purchaser, including:

•	the Required Securityholder Approval having been obtained;

•	the Interim Order and the Final Order each having been obtained;

•	the Key Regulatory Approvals having been obtained; and

•	the absence of any Law that prevents the consummation of the Arrangement.

See “The Arrangement Agreement – Mutual Conditions Precedent”.

Conditions Precedent to the Obligations of the Purchaser

The implementation of the Arrangement is subject to the satisfaction of a number of conditions precedent for the benefit of the Parent and the Purchaser, including:

•

(i) the representations and warranties of the Company regarding organization and qualification, company authorization, execution and binding obligation, no conflict with constating documents, capitalization, Subsidiaries and brokers being true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted under the Arrangement Agreement), as of the Effective Time as if made at and as of the such time (except for representations and warranties made as of a specified date, such accuracy of which being determined as of such specified date), and (ii) all other representations and warranties of the Company being true and correct in all respects (disregarding any materiality, material or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which being determined as of such specified date), except in the case where the failure to be so true and correct in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

•

the compliance by Sierra in all material respects with each of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time;

•

no Proceedings are pending or threatened in writing by any Specified Governmental Entity of any jurisdiction in which any of the Parent, any Subsidiary of the Parent, the Company or any Subsidiary of the Company has any material operations or assets that is reasonably likely to prevent or materially impede the consummation of the Arrangement or, if the Arrangement is consummated, have a Material Adverse Effect (provided that in no event shall any action that would not result in a Burdensome Effect be deemed or considered a Material Adverse Effect); and

•	the absence of a Material Adverse Effect that occurred after the date of the Arrangement Agreement and remains continuing.

See “The Arrangement Agreement – Additional Conditions Precedent to the Obligations of the Purchaser”.

Conditions Precedent to the Obligations of Sierra

The implementation of the Arrangement is subject to the satisfaction of a number of conditions precedent for Sierra’s benefit, including:

•

(i) the representations and warranties of the Purchaser and the Parent regarding organization and qualification, corporate authorization and execution and binding obligation being true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted under the Arrangement Agreement) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which being determined as of that specified date); and (ii) all other representations and warranties of the Purchaser and the Parent set forth in the Arrangement Agreement being true and correct in all respects (disregarding any materiality or material qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which being determined as of such specified date), except where the failure to be so true and correct in all respects has not and would not reasonably be expected to, individually or in the aggregate, materially impede or prevent the completion of the Arrangement;

•

the compliance by the Purchaser in all material respects with each of the covenants of the Purchaser contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time; and

•	the deposit with the Depositary in escrow of the funds required to effect payment in full of the aggregate Consideration to be paid for the Shares.

See “The Arrangement Agreement – Additional Conditions Precedent to the Obligations of Sierra”.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Sierra, the Parent and the Purchaser. See “The Arrangement Agreement – Representations and Warranties”.

Sierra Covenants

Sierra has agreed to certain covenants under the Arrangement Agreement, including customary negative and affirmative covenants relating to the operation of its business. Sierra has also agreed to perform and cause its Subsidiaries to perform commercially reasonable acts and things as may be necessary to consummate the transactions contemplated by the Arrangement Agreement. See “The Arrangement Agreement – Sierra Covenants”.

Non-Solicitation Obligations

In accordance with the terms of the Arrangement Agreement, Sierra has agreed that none of it, its Subsidiaries nor any of their respective representatives or affiliates will take actions to solicit any proposals from a person or persons which constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal. See “The Arrangement Agreement – Non-Solicitation Obligations”.

Superior Proposal

In accordance with the terms of the Arrangement Agreement, including upon payment of the Termination Fee, the Company may terminate the Arrangement Agreement in order to enter into an agreement with respect to a Superior Proposal, provided that the Company is not in breach of the non-solicitation provisions in the Arrangement Agreement. The Purchaser will have the opportunity, but not the obligation, to amend the terms of the Arrangement upon notification of a Superior Proposal within a four Business Day Matching Period in order to seek to make such Superior Proposal no longer a Superior Proposal. See “The Arrangement Agreement –Superior Proposal”.

Termination

Sierra, the Parent and the Purchaser each have certain rights to terminate the Arrangement Agreement. The Arrangement Agreement may be terminated by mutual written consent. In addition, either Sierra or the Parent and the Purchaser (and in certain circumstances, only one of them) may terminate the Arrangement Agreement if certain specified events occur. See “The Arrangement Agreement – Termination”.

Termination Fee

The Arrangement Agreement provides that Sierra will pay to the Parent a termination fee of US$45 million if the Arrangement Agreement is terminated in certain circumstances, including by Sierra if, prior to obtaining the Required Securityholder Approval, the Board of Directors makes a Change in Recommendation or authorizes Sierra to enter into a written agreement with respect to a Superior Proposal in certain circumstances or by the Purchaser if the Board of Directors makes a Change in Recommendation in certain circumstances. See “The Arrangement Agreement – Termination”.

Court Approval of the Arrangement and Completion of the Arrangement

The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of the Circular, Sierra obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Circular.

Subject to the terms of the Arrangement Agreement, after obtaining the Required Securityholder Approval for the Arrangement Resolution, Sierra intends to make an application to the Court for the Final Order. The application for the Final Order is expected to take place on or about September 29, 2022. At the hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “Principal Legal Matters – Court Approval of the Arrangement and Completion of the Arrangement”.

Regulatory Approvals

Canada

Under the Competition Act, the parties to certain classes of transactions must provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been waived or terminated early by the Commissioner.

The waiting period is 30 days after the day on which the parties to the transaction submit their respective Notifications. The parties are entitled to complete the Notifiable Transaction after the end of the 30-day period, unless the Commissioner notifies the parties, pursuant to subsection 114(2) of the Competition Act, that they require additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time.

Under the Arrangement Agreement, prior to consummating the Arrangement, Competition Act Approval must be received through the occurrence of one or more of the following: (i) the issuance of an ARC that has not been rescinded, or (ii) both of (A) the receipt of a No Action Letter, and (B) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act.

United States

Under the HSR Act and the rules promulgated thereunder, the Arrangement cannot be completed until the expiration of a 30-calendar day waiting period, which cannot expire on a Saturday, Sunday or a U.S. federal holiday, following the filing of a Notification and Report Form with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”), unless such waiting period is earlier terminated or extended by a request for additional information and documentary material.

At any time before or after consummation of the Arrangement, notwithstanding the termination of the waiting period under the HSR Act, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary under the applicable statutes, including seeking to enjoin the completion of the Arrangement, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the Arrangement, and notwithstanding the termination of the waiting period under the HSR Act, any state could take such action under the antitrust laws as it deems necessary. Such action could include seeking to enjoin the completion of the Arrangement or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Arrangement on antitrust or other regulatory grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Certain Canadian Federal Income Tax Considerations for Shareholders

Residents of Canada. Generally, a Resident Holder who disposes of Shares to the Purchaser under the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the Consideration received by such Resident Holder in consideration for the disposition of such Shares under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Shares to the Resident Holder.

Non-Residents of Canada. Generally, a Non-Resident Holder will not be subject to income tax under the Tax Act on any capital gain realized by such Non-Resident Holder on the disposition of Shares under the Arrangement, unless such Shares are “taxable Canadian property” to the Non-Resident Holder at the time such Shares are disposed of to the Purchaser and such gain is not otherwise exempt from income tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is only a brief summary of certain material Canadian federal income tax considerations. Shareholders should read carefully the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Certain United States Income Tax Considerations for Shareholders

Generally, the exchange of Shares for the Consideration pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder (defined below) that exchanges Shares for the Consideration will generally recognize gain or loss equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted U.S. federal income tax basis in the Shares exchanged therefor pursuant to the Arrangement. Such gain or loss will generally be long-term capital gain or loss if the Shares were held for more than one year at the time of the Arrangement.

The foregoing is only a brief summary of certain material United States federal income tax considerations. Shareholders should read carefully the information in the Circular under the heading “Certain United States Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Dissenting Shareholders’ Rights

The Interim Order expressly provides Registered Shareholders as at the close of business on the Record Date with the right to dissent from the Arrangement Resolution pursuant to Section 190 of the CBCA, with modifications to the provisions of Section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered Shareholder who dissents from the Arrangement Resolution in compliance with Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of Shares held by such Dissenting Holder determined as of the close of business on the day before the day the Arrangement Resolution is adopted. Shareholders are cautioned that fair value could be determined to be less than the US$31.00 per Share payable pursuant to the terms of the Arrangement. Only a Registered Shareholder may exercise the Dissent Rights in respect of Shares that are registered in that Shareholder’s name.

A Registered Shareholder who wishes to dissent must provide a Dissent Notice to Sierra c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com to be received not later than 10:00 a.m. (Vancouver time) on September 23, 2022 (or 10:00 a.m. (Vancouver time) on the Business Day which is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)). Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent.

A complete copy of Section 190 of the CBCA is attached as Appendix H to this Circular. It is suggested that any Registered Shareholder wishing to avail themselves of such rights under those provisions obtain legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice such Shareholder’s Dissent Rights. Dissenting Holders should also seek their own tax advice.

See “Dissenting Shareholders’ Rights”.

For a summary of certain Canadian federal income tax considerations relevant to a Dissenting Shareholder, see “Certain Canadian Federal Income Tax Considerations for Shareholders”.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND THE ARRANGEMENT

Your vote is important. The following are key questions that you as a Securityholder may have regarding the proposed Arrangement to be considered at the Meeting. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. All capitalized terms used herein have the meanings ascribed to them in the “Glossary of Terms”.

Q.	Where and when will the Meeting be held?

A.

The Meeting will be held on September 27, 2022, at 10:00 a.m. (Vancouver time). The Meeting will be held at 595 Burrard Street, Suite 2600, Vancouver British Columbia, and virtually via live audio webcast. Shareholders can access the meeting by visiting https://meetnow.global/MPTKAYS.

Q.	What are Shareholders being asked to vote on?

A.

At the Meeting, Securityholders will be asked to vote on a special resolution to approve an arrangement under the Canada Business Corporations Act (the “Arrangement”) under which 13548597 Canada Inc. (the “Purchaser”), a wholly-owned subsidiary of Semtech Corporation (“Semtech” or the “Parent”), will acquire all of the outstanding common shares in the capital of Sierra for cash consideration of US$31.00 per Share. The Arrangement Resolution is attached to this Circular as Appendix “C”.

Q.	Does the Special Committee support the Arrangement?

A.

Yes. The Special Committee has unanimously determined that the Arrangement is in the best interests of the Company and is fair to Shareholders. Accordingly, the Special Committee unanimously recommended that the Board of Directors approve the Arrangement Agreement and recommend that Securityholders vote FOR the Arrangement Resolution. See “Recommendation of the Special Committee”.

Q.	Does the Board Support the Arrangement?

A.

Yes. The Board of Directors has unanimously determined that the Arrangement is in the best interests of the Company and is fair to Shareholders. Accordingly, the Board of Directors unanimously approved the Arrangement Agreement and unanimously recommends that Securityholders vote FOR the Arrangement Resolution. See “Recommendation of the Board of Directors”.

Q.	Who has agreed to support the Arrangement?

A.

On August 2, 2022, each director and executive officer of the Company (collectively holding, directly or indirectly, or exercising control or direction over, an aggregate of 329,703 Shares, representing approximately 0.84% of the issued and outstanding Shares, as well as a total of 985,155 Incentive Securities, representing approximately 46.52% of the outstanding Incentive Securities) entered into a Support and Voting Agreement pursuant to which such director or executive officer has agreed to, among other things, vote all of such individual’s Shares and Incentive Securities in favour of the Arrangement Resolution.

Q:	What approvals are required by Securityholders at the Meeting?

A:

The approval of the Arrangement Resolution will require the affirmative vote of (i) at least two-thirds (66 2⁄3%) of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote and (ii) at least two-thirds of the votes cast at the Meeting by Securityholders, voting together as a single class, present or represented by proxy at the Meeting and entitled to vote, to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. See “Particulars of the Arrangement—Required Securityholder Approval”.

Q:	What other approvals are required for the Arrangement?

A:	The Arrangement is subject to certain regulatory approvals or filing requirements, including under the Competition Act and the HSR Act. See “Regulatory Approvals”.

The Arrangement must also be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair to the Shareholders. The Company will apply to the Court for this order if the Shareholders approve the Arrangement at the Meeting. See “Regulatory Approvals”.

Q:	When will the Arrangement become effective?

A:

Subject to receiving the Required Securityholder Approval and the Final Order, and satisfaction or waiver of applicable conditions, the Arrangement will become effective on the Effective Date which is anticipated to occur during the Parent’s fiscal year 2023. See “Arrangement Mechanics – Steps of the Arrangement”.

Q:	What will I receive for my Shares under the Arrangement?

A:

The Consideration of US$31.00 in cash to be received by Shareholders for each Share under the Plan of Arrangement represents a 25% premium over the closing price of the Shares on July 29, 2022, the last trading day prior media speculation regarding the proposed Arrangement. The Consideration also represents a premium of approximately 30% to the Company’s unaffected 30-day volume weighted average price and a premium of approximately 49% to the Company’s volume weighted average price over the twelve-month period ended on July 29, 2022. See “Market Price and Trading Volume Information”.

Q:	If I am a Registered Shareholder how do I receive my Consideration under the Arrangement?

A:

If you are a Registered Shareholder, in order to receive the cash that you are entitled to receive upon the completion of the Arrangement, you must complete and sign the enclosed Letter of Transmittal and return it, together with your share certificate(s) and/or DRS Advice(s) and any other required documents and instruments, to Computershare, the Company’s transfer agent and Depositary for the Arrangement, in accordance with the procedures set out in the Letter of Transmittal. If the proposed Arrangement is not completed, share certificate(s) and/or DRS Advice(s) sent to Computershare will be returned to you.

Q:	What happens if I do not deposit my Letter of Transmittal and my share certificate(s) and/or DRS Advice(s)?

A:

Registered Shareholders who do not deliver the certificates and/or DRS Advice(s) representing the Shares held by them and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their Shares under the Arrangement. See “Letter of Transmittal”.

Q:	What are the Canadian federal income tax consequences of the elections that I make with respect to the Arrangement?

A:

Residents of Canada. Generally, a Resident Holder who disposes of Shares to the Purchaser under the Arrangement will realize a capital gain (or a capital loss) equal to the amount by which the Consideration received by such Shareholder in consideration for the disposition of such Shares under the Arrangement, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Shares to the Resident Holder.

Non-Residents of Canada. Generally, a Non-Resident Holder will not be subject to income tax under the Tax Act on any capital gain realized by such Non-Resident Holder on the disposition of Shares under the Arrangement, unless such Shares are “taxable Canadian property” to the Non-Resident Holder at the time such Shares are disposed of to the Purchaser and such gain is not otherwise exempt from income tax under the Tax Act pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is only a brief summary of certain material Canadian federal income tax considerations. Shareholders should read carefully the information in the Circular under the heading “Certain Canadian Federal Income Tax Considerations for Shareholders”, which qualifies the summary set forth above.

Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Q:	What are the United States income tax consequences of the elections that I make with respect to the Arrangement?

A:

Generally, the exchange of Shares for the Consideration pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder (defined below) that exchanges Shares for the Consideration will generally recognize gain or loss equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted U.S. federal income tax basis in the Shares exchanged therefor pursuant to the Arrangement. Such gain or loss will generally be long-term capital gain or loss if the Shares were held for more than one year at the time of the Arrangement. The foregoing is only a brief summary of certain material United States federal income tax considerations. Shareholders should read carefully the information in the Circular under the heading “Certain United States Income Tax Considerations for Shareholders”, which qualifies the summary set forth above. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Q:	What will happen to the Company if the Arrangement is completed?

A:

If the Arrangement is completed, the Purchaser will have acquired all of the issued and outstanding Shares, Sierra will become a wholly-owned subsidiary of the Purchaser. Shortly after consummation of the Arrangement, it is expected that the Shares will cease to be listed on the TSX and the NASDAQ and trading of the Shares in the public market will no longer be possible. The Purchaser will seek to have Sierra be deemed to have ceased to be a reporting issuer under Canadian Securities Laws, in which case Sierra will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators. Sierra will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable).

For a discussion of certain Canadian federal income tax considerations relating to the disposition of Shares, please see “Certain Income Tax Considerations for Shareholders”.

Q:	What will happen to my Options, RSUs, and PSUs in connection with the Arrangement?

A:

Each Option (whether vested or unvested) outstanding immediately prior to the Effective Time on the Effective Date shall be deemed vested and shall be deemed to be assigned and surrendered to the Company in exchange for, in respect of each Option for which the Consideration exceeds the exercise price, an amount in cash equal to the Consideration less the applicable exercise price, less any applicable withholdings. Each RSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed vested and transferred to the Company for an amount in cash equal to the Consideration, less any applicable withholdings. Each Non-Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Non-Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Non-Specified PSUs calculated by multiplying each such Non-Specified PSU by one. Each Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Specified PSUs calculated by multiplying each such Specified PSU by two. Each such PSU shall be deemed vested and transferred to the Company for an amount in cash equal to the Consideration, less any applicable withholdings.

See “Particulars of the Arrangement – Arrangement Mechanics” and “The Arrangement Agreement”.

As at the close of business on August 23, 2022, 39,020,098 Shares, 237,270 Options, 1,366,677 RSUs and 513,615 PSUs of the Company were issued and outstanding, each carrying the right to one vote at the Meeting.

Q.	What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A:

If the Arrangement is not approved by the Securityholders or if the Arrangement is not completed for any other reason, Securityholders will not receive any consideration for their Securities in connection with the Arrangement. Instead, Sierra will remain a public company and the Shares will continue to be listed and traded on the TSX and the NASDAQ. If the Arrangement is not completed, it is expected that Sierra’s management will operate Sierra in a manner similar to that in which it was being operated prior to the date of the Arrangement Agreement and that Shareholders will continue to be subject to the same risks and opportunities currently facing Sierra. There can be no assurance as to the effect of these risks and opportunities on the future trading price or value of the Shares. The Board of Directors would continue to evaluate and review, among other things, the performance of Sierra’s business and the capitalization of Sierra and would make such changes as are deemed appropriate. In addition, Sierra could be required to pay the Termination Fee to the Parent if the Arrangement Agreement is terminated in certain circumstances, including, but not limited to, if the Board of Directors makes a Change in Recommendation or the Board of Directors authorizes Sierra to enter into an agreement with respect to a Superior Proposal in certain circumstances. See “The Arrangement Agreement – Termination Fee”.

Q:	What do I need to do now in order to vote on the Arrangement Resolution?

A:

It is recommended that you vote by telephone or internet to ensure that your vote is received before the Meeting. To cast your vote by telephone or internet, please have your form of proxy or voting instruction form on hand and carefully follow the instructions contained therein. Your telephone or internet vote authorizes the named proxies to vote your Securities in the same manner as if you mark, sign and return your form of proxy. You may also vote by mail by completing, dating and signing the enclosed form of proxy or voting instruction form and return it in the envelope provided for that purpose. To be valid, proxies must be received before 10:00 a.m. (Vancouver time) on September 23, 2022 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting.

Q:	If my Shares are held by my broker, investment dealer or other intermediary, will they vote my Shares or make an election for me?

A:

Non-Registered Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Computershare Investor Services Inc. by not later than 10:00 a.m. (Vancouver time) on September 23, 2022 or, in the event the Meeting is adjourned or postponed, not less than two days, Saturdays, Sundays and holidays excepted, prior to the time of any reconvened or postponed Meeting. If you are a Non-Registered Shareholder and you do not instruct your broker, investment dealer, bank, trust company or other Intermediary how to vote, you will not be considered represented by proxy for the purpose of approving the Arrangement Resolution.

Q:	When will I receive the consideration payable to me under the Arrangement for my Shares?

A:

You will receive the consideration due to you under the Arrangement as soon as practicable after the Arrangement becomes effective and your Letter of Transmittal and Share certificate(s) and/or DRS Advice(s), if applicable, and all other required documents are properly completed and received by the Depositary. Subject to obtaining court approval and satisfaction or waiver of the other closing conditions, if Securityholders of Sierra approve the Arrangement, it is anticipated that the Arrangement will occur during the Parent’s fiscal year 2023.

Q:	What happens if I send in my certificate(s) and/or DRS Advice(s) and the Arrangement Resolution is not approved or the Arrangement is not completed?

A:	If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, your Share certificate(s) and/or DRS Advice(s) will be returned promptly to you by the Depositary.

Q:	Can I revoke my vote after I have voted by proxy?

A:

Yes. Only Registered Shareholders, Optionholders, RSU Holders and PSU Holders have the right to revoke a proxy. The execution by a Registered Shareholder, Optionholder, RSU Holder or PSU Holder of a proxy will not affect such holder’s right to attend the Meeting and vote in person provided that the proxy is revoked prior to the commencement of the Meeting in the manner described above.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

See “Voting Procedures and Revocation of Proxies for Securityholders – Revocation of Proxies”.

Q:	Who can help answer my questions?

A:

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by email at contactus@kingsdaleadvisors.com or by telephone at 1-855-682-2019 (North American Toll-Free), or 1-416-867-2272 (Outside North America). If you have any questions or require more information with regard to the procedures for voting or completing your transmittal documentation, please contact Computershare Investor Services Inc., the Transfer Agent and Depositary for the Arrangement, toll-free, at 1-800-564-6253. If you have any questions about the other matters described in this Circular, please contact your professional advisor. If you have questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor.

INFORMATION REGARDING PROXIES

Who Can Vote

The Board of Directors has fixed 5:00 p.m. (Vancouver time) on August 23, 2022 as the Record Date for the purpose of determining Securityholders entitled to receive notice of the Meeting. Each Shareholder is entitled to one vote for each Share held and shown as registered in such holder’s name on the list of Shareholders prepared as of 5:00 p.m. p.m. (Vancouver time) on the Record Date. Each Optionholder, RSU Holder and PSU Holder whose name is entered on the respective securities registers of the Company at the close of business on the Record Date is entitled to one vote for each such Option, RSU and PSU held in such holder’s name.

Voting Shares and Principal Securityholders

The authorized share capital of the Company consists of an unlimited number of Shares and an unlimited number of preference shares, issuable in series, of which, as of the Record Date, 39,020,098 Shares and no preference shares are issued and outstanding. As of the Record Date, a total of 237,270 Options, 1,366,677 RSUs and 513,615 PSUs are issued and outstanding. Accordingly, the maximum number of expected potential votes at the Meeting in respect of outstanding Shares, Options, RSUs and PSUs total 41,137,660. A quorum for the transaction of business at the Meeting is at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Shareholder so entitled, irrespective of the number of Shares held by such persons.

To the knowledge of Sierra’s directors and executive officers, there are no persons or companies that beneficially own, or control or direct, directly or indirectly, Shares carrying 10  percent or more of the cumulative voting rights attached to the Shares.

Accessing and Voting at the Virtual Meeting

Given the continuing uncertainty relating to the COVID-19 pandemic, its public health impact, the associated potential restrictions on and the risk in attending large group gatherings and to mitigate risks to the health and safety of the Company’s community, Securityholders, employees and other stakeholders, the Company has made arrangements to enable Securityholders to attend and vote virtually at the Meeting. Registered Shareholders, Optionholders, RSU Holders and PSU Holders and duly appointed proxyholders will be able to listen to the Meeting, ask questions and vote at the Meeting online in real time. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting virtually as guests, but guests will not be able to vote at the Meeting.

Registered Shareholder: You are a Registered Shareholder if your name appears on a share certificate or a DRS Advice confirming your holdings. If you are a Registered Shareholder, you have received a “Form of Proxy” for the Meeting.

Non-Registered Shareholder: You are a Non-Registered Shareholder if your Shares are held through an Intermediary (such as a broker, trustee or other financial institution). If you are a Non-Registered Shareholder, you have received a “voting instruction form” for the Meeting. Please make sure to follow instructions on your voting instruction form to be able to attend and vote at the Meeting.

The Meeting will be available online at https://meetnow.global/MPTKAYS.

Securityholders may attend the Meeting virtually using an internet connected device such as a laptop, computer, tablet or mobile phone and the meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. Those wishing to attend and vote at the Meeting will need to ensure that they remain connected to the Meeting at all times in order to vote when balloting commences, and it is such persons’ responsibility to ensure internet connectivity for the duration of the Meeting. The steps that Securityholders will need to follow to access the Meeting will depend on whether they are registered Shareholders, Optionholders, RSU Holders, PSU Holders or Non-Registered Shareholders. Please read and follow the applicable instructions below carefully. If Securityholders decide to attend the Meeting in person, Securityholders may be required to review the Company’s COVID-19 protocols upon arrival at the Meeting and sign an acknowledgement of adherence to such protocols in order to be admitted to the Meeting.

Registered Shareholders, Optionholders, RSU Holders, PSU Holders and Duly Appointed Proxyholders

Registered Shareholders, Optionholders, RSU Holders and PSU Holders and duly appointed proxyholders can participate in the Meeting by clicking “Securityholder” and entering a control number or an invite code before the start of the Meeting.

•	Registered Shareholders, Optionholders, RSU Holders and PSU Holders—The 15-digit control number is located on the form of proxy or voting instruction form or in the email notification you received.

•	Duly appointed proxyholders – Computershare will provide the proxyholder with an invite code by email after the voting deadline has passed.

Securityholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Securityholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an invite code to participate in the online Meeting. To register a proxyholder, Securityholders MUST visit https://www.computershare.com/SierraWireless by 10:00 a.m. (Vancouver time) on September 23, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an invite code via email.

It is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences.

To participate online, Securityholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an invite code.

Participating at the Virtual Meeting

The Meeting will be hosted online by way of a live audiocast. A summary of the information Securityholders will need to attend the online Meeting is provided below. The Meeting will begin at 10:00 a.m. (Vancouver time) on September 27, 2022.

•

Registered Shareholders, Optionholders, RSU Holders and PSU Holders that have a 15-digit control number, along with duly appointed proxyholders who were assigned an invite code by Computershare (see details under the heading “Registered Shareholders, Optionholders, RSU Holders, PSU Holders and Duly Appointed Proxyholders”), will be able to vote and submit questions during the Meeting. To do so, please go to https://meetnow.global/MPTKAYS prior to the start of the Meeting to login. Click on “Securityholder” and enter your 15-digit control number or click on “Invitation” and enter your invite code.

•

Non-Registered Shareholders wishing to attend the Meeting virtually who do not have a 15- digit control number or invite code will only be able attend as a guest by clicking “Guest” and completing the online form which allows them to listen to the Meeting however you will not be able to vote or submit questions.

•

U.S. Beneficial holders: To attend and vote at the Meeting virtually, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare

100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at: uslegalproxy@computershare.com

•

Requests for registration must be labeled as “Legal Proxy” and be received no later than 10:00 a.m. (Vancouver time) on September 23, 2022. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Meeting and vote your Securities at https://meetnow.global/MPTKAYS during the meeting. Please note that you are required to register your appointment at www.computershare.com/SierraWireless.

•

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the Meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

•

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

Registered Shareholders, Optionholders, RSU Holders and PSU Holders

A Registered Shareholder, Optionholder, RSU Holder or PSU Holder may vote at the Meeting either in person or by proxy. A Registered Shareholder, Optionholder, RSU Holder or PSU Holder who wishes to vote in person at the Meeting need not complete or return the form of proxy or voting instruction form included with this Circular, as those such holders choosing to attend the Meeting may have their votes taken and counted at the Meeting. However, to ensure your representation at the Meeting, we encourage you to return the enclosed proxy or voting instruction form, whether or not you plan to personally attend. Sending your proxy or voting instruction form will not prevent you from voting in person at the Meeting.

A Registered Shareholder, Optionholder, RSU Holder or PSU Holder who chooses to vote by proxy can do so using several methods in addition to mailing the enclosed form of proxy or voting instruction form. All proxies completed by Registered Shareholders must be returned to the Company:

•

by delivering the proxy to the Company’s transfer agent, Computershare Investor Services Inc. at its office at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than September 23, 2022, at 10:00 a.m. (Vancouver time);

•

by fax to the Toronto office of Computershare Investor Services Inc., Attention: Proxy Tabulation at 416-263-9524 (outside of North America) or 1-866-249-7775 (within North America) not later than September 23, 2022, at 10:00 a.m. (Vancouver time); or

•	by telephone or internet, as instructed in the enclosed form of proxy, not later than September 23, 2022, at 10:00 a.m. (Vancouver time).

Please review the enclosed form of proxy carefully for additional information and resources for assistance.

To be effective, a proxy form or voting instruction form must be received by Computershare no later than 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment or postponement thereof. The time limit for deposit of proxies may, with the prior written consent of the Purchaser, be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

The Shares, Options, RSUs or PSUs represented by such Securityholder’s proxy or voting instruction form will be voted or withheld from voting in accordance with the instructions indicated by the holder on the form of proxy or voting instruction form or alternative method of voting on any ballot that may be called for.

Securityholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an invite code to participate in the Meeting. To register a proxyholder, Securityholders MUST visit https://www.computershare.com/SierraWireless by 10:00 a.m. (Vancouver time) on September 23, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with an invite code via email. If a third-party proxyholder is attending the Meeting in person, you DO NOT need to register the appointment.

Without an invite code, proxyholders will not be able to participate online at the Meeting.

Non-Registered Shareholders

We have distributed copies of this Circular and accompanying Notice of Meeting to Intermediaries for distribution to Non-Registered Shareholders at the Company’s expense. Unless a Non-Registered Shareholder has waived its rights to receive these materials, an Intermediary is required to deliver them to the Non-Registered Shareholder and to seek instructions on how to vote the Shares beneficially owned by the Non-Registered Shareholder. In many cases, Intermediaries will have used a service company to forward these Meeting materials to Non-Registered Shareholders.

Non-Registered Shareholders who receive these Meeting Materials will typically be given the ability to provide voting instructions in one of two ways.

Usually, a Non-Registered Shareholder will be given a voting instruction form, which must be completed and signed by the Non-Registered Shareholder in accordance with the instructions provided by the Intermediary. In this case, a Non-Registered Shareholder cannot use the mechanisms described above for Registered Shareholders and must follow the instructions provided by their Intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a Non-Registered Shareholder may be given a proxy that has already been signed by the Intermediary. This form of proxy is restricted to the number of Shares beneficially owned by the Non-Registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Shareholder. In this case, the Non-Registered Shareholder can complete the proxy and vote by mail or facsimile only, as described above for Registered Shareholders.

These procedures are designed to enable Non-Registered Shareholders to direct the voting of their Shares. Any Non-Registered Shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxy holder and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, should follow the corresponding instructions provided by the Intermediary. In either case, the Non-Registered Shareholder should carefully follow the instructions provided by the Intermediary.

Non-Registered Shareholders who do not object to their name being made known to the Company may be contacted by our proxy solicitors to assist in conveniently voting their Shares directly by telephone. Sierra may also utilize the Broadridge QuickVote service to assist Non-Registered Shareholders with voting their Shares.

Appointment of Proxyholder

The persons named in the accompanying form of proxy are officers, directors and/or other nominees of the Company. A Securityholder has the right to appoint as a proxyholder a person or company (who need not be a Securityholder of the Company) other than the persons designated in the previous sentence to attend and act on the Securityholder’s behalf at the Meeting. To exercise this right, the Securityholder may either insert the name of such other person or company in the blank space provided in the form of proxy or complete and submit another form of proxy.

A person or company whose name appears on the books and records of the Company is a Registered Shareholder. A Non-Registered Shareholder is a beneficial owner of Shares that are registered in the name of an Intermediary.

If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by email at contactus@kingsdaleadvisors.com or by telephone at 1-855-682-2019 (North American Toll-Free), or 1-416-867-2272 (Collect calls outside North America).

Notice to United States Shareholders

The solicitation of proxies by the Company is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

Voting of Proxies

The persons named in the enclosed form of proxy will vote or withhold from voting the Securities in respect of which they are appointed by proxy in accordance with the direction of the Securityholders as indicated on the proxy. In the absence of such direction, such Securities will be voted FOR the Arrangement Resolution.

Revocation of Proxy

A Registered Shareholder, Optionholder, RSU Holder or PSU Holder may revoke a proxy by delivering an instrument in writing executed by such holder or such holder’s attorney authorized in writing or, where such holder is a corporation, by a duly authorized officer or attorney for the corporation, either to the registered office of the Company at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3,

Attention: Evan Straight at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting, or if adjourned or postponed, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting before the vote shall have been taken or in any other manner provided by law.

A Registered Shareholder, Optionholder, RSU Holder or PSU Holder of the Company may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy and delivering it to Computershare as aforesaid at any time up to 10:00 a.m. (Vancouver time) two days (excluding Saturdays, Sundays, and statutory holidays) preceding the Meeting or any adjournment thereof.

A person duly appointed under a form of proxy will be entitled to vote the Securities represented thereby only if the form of proxy is properly completed and delivered in accordance with the requirements set out above and such proxy has not been revoked.

A Registered Shareholder, Optionholder, RSU Holder or PSU Holder attending the Meeting has the right to vote by attending the virtual Meeting and, if he or she does so, his or her proxy or voting information form is nullified with respect to the matters such person votes upon at the Meeting or any adjournment thereof.

Non-Registered Shareholders who wish to change their vote must arrange for their respective Intermediaries to revoke the proxy on their behalf.

Discretionary Authority of Proxyholder

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying notice of meeting and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying notice of meeting or any other matters which are not now known to management should properly come before the Meeting or any adjournment or postponement thereof, the Shares, Options, RSUs and PSUs represented by properly executed proxies given in favour of the person(s) designated by management of the Company in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.

BACKGROUND AND REASONS FOR THE ARRANGEMENT

Background to the Arrangement Agreement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted between representatives of Sierra, the Purchaser and the Parent. The following is a summary of the material events leading up to the negotiation of the Arrangement Agreement and the material meetings, negotiations and discussions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.

The Board of Directors regularly reviews its overall corporate strategy and long-term strategic plan with the goal of maximizing shareholder value and strengthening the business of the Company, including assessing the relative merits of potential acquisitions and dispositions. In order to facilitate this review, the Board of Directors periodically receives updates and presentations from management and, in certain cases, external advisors on strategic alternatives. In addition, senior management facilitates a strategy session at least annually for the Board of Directors. In furtherance of such periodic review by the Company of potential strategic alternatives, on October 1, 2020, the Board of Directors established a Special Transactions Committee to consider such potential strategic opportunities. The Special Transactions Committee met periodically throughout the remainder of 2020 and during 2021 and was effectively suspended as of December 31, 2021, until there was a need to review future special transactions within its mandate, acknowledging that there would be some follow on work required in early 2022 in relation to the sale of Omnilink Systems, Inc., a former division of the Company, which was sold by the Company in April, 2022.

In the fourth quarter of 2020, Semtech approached the Company to explore potential strategic opportunities involving the Company. On October 8, 2020, the Company and Semtech entered into an initial non-disclosure agreement in connection with a proposed negotiated business transaction between Semtech and the Company. These conversations did not advance beyond the initial stage, and no transaction resulted at such time. The initial non-disclosure agreement between the Company and Semtech expired by its terms in April 2022.

Further, over the past several years, the Company periodically has received inbound inquiries from other third parties relating to potential strategic acquisition and sale opportunities involving the Company or businesses within the Company. As is customary for a public company, the review and consideration of opportunities such as these were undertaken by the Company, the Board of Directors and the Special Transactions Committee, as appropriate, when received. One such inquiry occurred during March 2022 regarding a potential transaction involving a portion of the Company’s business. These conversations did not result in any transaction and this party was not involved in further discussions with the Company.

On March 21, 2022, the Chief Executive Officer of Semtech, Mr. Maheswaran, reached out to the Chief Executive Officer of the Company, Mr. Brace, to request a meeting. Mr. Brace and Mr. Maheswaran met for lunch in San Jose, California on April 12, 2022, during which Mr. Maheswaran made an overture regarding the possibility of combining the two companies. Following this meeting, on April 16, 2022, Mr. Maheswaran emailed Mr. Brace a draft confidentiality agreement and a high-level summary outlining Semtech’s view regarding the compelling nature of a combination involving Semtech and the Company.

On May 19, 2022, Mr. Brace and Mr. Maheswaran met for dinner, during which they briefly again discussed a potential business combination at a high level. Subsequent to this discussion, the Company and Semtech entered into a non-disclosure agreement on May 22, 2022, to enable sharing of non-public information in connection with Semtech’s ongoing evaluation of a potential business combination with the Company. On May 25, 2022, Mr. Brace informed Mr. Jones, Chair of the Board of Directors, that there was potential for discussions with Semtech involving a potential strategic transaction. During this time, Mr. Brace kept Mr. Jones updated with respect to his discussions with Mr. Maheswaran and the execution of the non-disclosure agreement.

On May 23, 2022, the Company entered into a confidentiality agreement with Qatalyst Partners, who the Company preliminarily had sought advice from, as potential financial advisor, in connection with the initial outreach from Semtech.

On May 25, 2022, Mr. Cochrane, Chief Financial Officer for Sierra, held a call to discuss financial information for the Company with Mr. Chukwu, Chief Financial Officer for Semtech. During the call, Mr. Cochrane and Mr. Chukwu discussed, among other things, the long-term outlook for the Company, the Company’s earnings expectations for the second quarter of 2022 and likely timing for release of earnings for each company.

During the period from May 27, 2022 to June 6, 2022, representatives from management of each of the Company and Semtech held several virtual meetings during which the Company’s business, operations, financials and related matters were generally discussed.

On May 20, 2022, Mr. Brace and a senior executive of a third party private equity firm (“Party A”) held preliminary discussions regarding opportunities for strategic transactions involving the Company and Party A, which potential opportunities preliminarily included a range of strategic alternatives including the divestiture of certain parts of the Company’s business, other potential acquisitions and a “go-private” option. The Company and Party A entered into a confidentiality agreement on May 23, 2022 in connection with such discussions.

The Company and another third party private equity firm (“Party B”) also engaged in similar discussions on June 15, 2022 regarding opportunities for strategic transactions involving the Company and Party B, which potential opportunities preliminarily included a range of strategic alternatives, including the divestiture of certain parts of the Company’s business, other potential acquisitions and a “go-private” option. The Company and Party B entered into a confidentiality agreement on May 27, 2022 in connection with such discussions.

On May 31, 2022, Mr. Brace and Mr. Cochrane met with representatives from Party A to further discuss a potential business combination transaction.

On June 3, 2022, at a special meeting, Mr. Brace informed the Board of Directors over video conference about the Company’s recent discussions regarding a potential transaction with Semtech, Party A and Party B.

Also on June 3, 2022, Mr. Brace was approached by a third party who expressed its interest in making a proposal with respect to a transaction involving the Company. The third party indicated that it did not itself have sufficient funds to pursue such a transaction, but that it intended to seek co-investors. The third party never requested a confidentiality agreement, nor did it make a proposal.

On June 10, 2022, a senior executive of Party A informed Mr. Brace over telephone that Party A would no longer be pursuing a transaction with the Company.

On June 13, 2022, Mr. Brace and Mr. Maheswaran had a dinner meeting where they continued to discuss the potential transaction between the Company and Semtech and diligence related matters.

On June 14, 2022, Semtech delivered a non-binding proposal to the Company to acquire 100% of the Shares at a price of US$28.50 per Share to be paid in cash (the “Initial Proposal”). The Initial Proposal represented a 38% premium to the 30-day volume weighted average price of the Shares at such time. The Initial Proposal was circulated by the Company’s management team to the Board of Directors on June 14, 2022.

On June 17, 2022, the Board of Directors had a special meeting to receive a report from Mr. Brace, Mr. Cochrane and Ms. Farac with respect to the terms of the Initial Proposal and updates regarding discussions with Party A and Party B. Also in attendance at such meeting were Qatalyst Partners, as well as Blakes and Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s legal advisors. The Company’s management team outlined the terms of the Initial Proposal, in addition to providing updates on discussions with Party A and Party B, noting that Party A had determined not to pursue a transaction with the Company. Blakes provided to the Board of Directors an overview of the fiduciary duties of the directors (and, if applicable, special committee) in the context of a potential change of control transaction, as well as their role in supervising the Company’s process of considering a potential transaction. In advance of the meeting, Blakes had also circulated a memorandum to the Board of Directors outlining such duties in more detail. In response to the Initial Proposal and the ongoing discussions with Party B, the Board of Directors unanimously resolved to form the Special Committee consisting of Ms. Bawa, as Chairperson, Mr. Jones and Mr. Waters, each of whom the Board of Directors determined was independent and disinterested with respect to the Initial Proposal and a proposed transaction, and approved a mandate for the Special Committee. Under its mandate, the Special Committee was given the responsibility to consider the Initial Proposal and any potential transaction with Semtech (the “Proposed Transaction”) and to consider, assess and examine any other offers, any other transaction and any other strategic alternatives to the Proposed Transaction that may be in the best interests of the Company and, in furtherance of the same, to: (i) examine and review, from the point of view of the best interests of the Company, the merits and fairness of the Proposed Transaction brought to it by the management of the Company, in conjunction with the management of the Company and its financial and legal advisors; (ii) assess, examine and advise the Board of Directors regarding any and all alternatives to the Proposed Transaction brought to it by management which may be available to the Company to enhance shareholder value; (iii) consider and advise the Board of Directors as to whether the Proposed Transaction is in the best interests of the Company and whether the Proposed Transaction should be pursued by the Company and, if necessary or appropriate, recommended to its Shareholders; (iv) to the extent necessary or appropriate, negotiate or supervise the negotiation by senior management of the final terms of the Proposed Transaction and any agreements or documents necessary to give effect thereto; (v) coordinate its efforts and discharge its mandate in coordination with senior management and the financial and legal advisors of the Company as it deems advisable or necessary; (vi) oversee and assist with the procedures necessary to obtain all necessary or appropriate regulatory, shareholder or other approvals of the Proposed Transaction and comply with applicable corporate and securities requirements and the preparation of all necessary or appropriate disclosure in respect of the Proposed Transaction, including such materials as are necessary in connection with obtaining shareholder approval of the Proposed Transaction; (vii) supervise the preparation of any fairness opinion or formal valuation that may be required or desirable and review with the opinion/valuation provider(s) the key factors, methodologies and assumptions used in preparing such valuation and/or opinion(s); (viii) report to the Board of Directors on its activities and recommendations from time to time and to provide such advice as requested by the Board of Directors; and (ix) perform such other duties and responsibilities as may be assigned by the Board of Directors to the Special Committee or requested by management from time to time, provided that (x) the Special Committee is entitled, without further authorization from the Board of Directors, to consider such additional matters as it may consider relevant to those listed above and (y) the Special Committee is not entitled to bind the Company in respect of any transaction or other value enhancement initiative, any such matters being subject to the approval of the Board of Directors. Also at this time, management recommended to the Board of Directors that the Company engage a financial advisor to assist it in reviewing a potential business combination with Semtech. The Special Committee was formed in this context in the alternative to using the Special Transactions Committee, in order to create a smaller, more nimble team of directors that could work expeditiously given the nature of the Proposed Transaction and any other potential alternatives. The Board of Directors formally engaged Qatalyst Partners as the Company’s financial advisor based on their qualifications and prior experience on a broad array of strategic alternatives, including mergers and acquisitions in the technology sector, and the Company entered into an engagement letter with Qatalyst Partners on June 20, 2022, prior to which Qatalyst Partners provided its conflicts disclosure to the Company. At the end of the Board meeting, and at each subsequent meeting of the Special Committee or the Board to consider the Proposed Transaction, an in camera session of the Special Committee or the independent members of the Board, as applicable, was typically held, which sessions were often preceded by an in camera session of the Special Committee or the independent members of the Board, as applicable, with legal advisors.

The Special Committee met on June 21, 2022 with the Company’s financial and legal advisors to receive an overview and preliminary analysis of the Initial Proposal and the current market environment. The Special Committee preliminarily considered a potential process and timing related to consideration and negotiation of the Proposed Transaction, in addition to potential alternatives to the Proposed Transaction, including potential alternative transactions and a continuation of the status quo as a standalone entity. The Special Committee sought advice from management and Qatalyst Partners with respect to potential outreach to other third party candidates to understand their interest in potentially pursuing a transaction with the Company. In order to determine which third parties to contact to ascertain their interest in potentially acquiring the Company, management and Qatalyst Partners reviewed with the Special Committee a broad group of other parties. Following discussions, the Special Committee determined that three other strategic parties (referred to herein respectively as “Party C”, “Party D” and “Party E”), should be recommended to the Board of Directors for contact at the earliest opportunity to solicit their potential interest in pursuing a transaction with the Company.

Later on June 22, 2022, Party B informed Mr. Brace that it was no longer interested in exploring a possible transaction with the Company, of which Mr. Brace informed Mr. Jones, Chair of the Board of Directors, on June 24, 2022. On June 30, 2022, Mr. Brace informed the full Board of Directors that Party B determined not to pursue a possible transaction with the Company.

Also on June 22, 2022, the Board of Directors met in a regular meeting to discuss various previously scheduled matters as well as to receive an update with respect to the Proposed Transaction and any alternatives to the Proposed Transaction, including potential alternative transactions and a continuation of the status quo as a standalone entity. In attendance were representatives of Company management and the Company’s legal and financial advisors. Qatalyst Partners provided a preliminary analysis of the Initial Proposal to the Board of Directors and a summary of the current market environment as well as an overview of Semtech’s borrowing capacity in relation to financing the Proposed Transaction. Qatalyst Partners then identified a broad group of other parties that had been discussed with the Special Committee and who could be approached to solicit interest in potentially acquiring the Company. The Board of Directors was also informed that, following its discussion on June 21, 2022, the Special Committee had determined to recommend to the Board of Directors that Parties C, D and E, be contacted to ascertain their possible interest in potentially acquiring the Company. Following discussion, it was determined by the Board of Directors that a fourth outreach party (“Party F”) should be added to the list of parties to be contacted, making a total of four strategic parties that were proposed to be contacted, in addition to Semtech, Party A and Party B with whom discussions were previously held. The Board of Directors unanimously approved of Qatalyst Partners reaching out to Parties C, D, E and F. The Board of Directors also considered whether to engage with Semtech on the Initial Proposal, and the proposed response to Semtech if so. After discussion, the Board of Directors authorized Qatalyst Partners to preliminarily respond to Semtech to indicate that the price contemplated by the Initial Proposal was insufficient, and that the Board of Directors would consider something closer to a price in the USD “mid-thirties” per Share. The Board of Directors indicated that the timing of this messaging should be coordinated with Mr. Brace, but that it should be done after initial outreach to Parties C, D, E and F.

After receiving approval of the Board of Directors to conduct the outreach process, Qatalyst Partners reached out to Parties C, E and F on June 23, 2022. On June 24, 2022, Qatalyst Partners contacted Party D to initiate discussions. Party C informed Qatalyst Partners on June 27, 2022 that it was not interested in exploring a potential transaction with the Company and Party F informed Qatalyst Partners on June 30, 2022 that it was not interested in exploring a potential transaction with the Company.

The Company and Party E entered into a confidentiality agreement on June 27, 2022. Later on June 27, 2022, members of Company management, representatives of Qatalyst Partners, and representatives of Party E held a virtual meeting during which the Company’s business, operations, financials and related matters were generally discussed.

On June 28, 2022, the Special Committee met with the Company’s management and the Company’s financial and legal advisors to receive an update with respect to the transaction contemplated by the Initial Proposal and any alternative transaction. Management informed the Special Committee of the current status of Qatalyst Partners’ outreach to Parties C, D, E and F and the responses received to date. The Special Committee discussed, among other things, the action of the Board of Directors at its meeting on June 22, 2022 in which it had authorized Qatalyst Partners to preliminarily respond to Semtech to indicate that the price contemplated by the Initial Proposal was insufficient, and that the Board of Directors would consider something closer to a price in the USD “mid-thirties” per Share. The Special Committee confirmed that Qatalyst Partners and management should proceed with the soft counter previously authorized by the Board of Directors.

On June 28, 2022, in coordination with Mr. Brace, Qatalyst Partners spoke with J.P. Morgan Securities LLC (“J.P. Morgan”), financial advisor to Semtech, to relay that the price contemplated by the Initial Proposal was insufficient and that the Board of Directors would consider something closer to a price in the USD “mid-thirties” per Share. On June 29, 2022, Mr. Maheswaran spoke to Mr. Brace to negotiate the Semtech proposal price, and Mr. Maheswaran indicated that Semtech was determining whether to provide a revised proposal, and that it had room to move on price but that the USD “mid-thirties” price per Share would not be possible.

On July 1, 2022, Semtech delivered a revised non-binding proposal to the Company to acquire 100% of the Shares at a price of US$29.50 per Share to be paid in cash (the “Subsequent Proposal”). The Subsequent Proposal represented a 30% premium to the 30-day volume weighted average price of the Shares at such time. The Subsequent Proposal was provided to the Board on July 1, 2022.

On July 4, 2022, Party E indicated to Qatalyst Partners that it was no longer interested in exploring a possible transaction with the Company. Also on July 4, 2022, Party D executed a side letter with the Company to an existing commercial non-disclosure agreement in connection with an upcoming meeting to discuss a proposed transaction with the Company.

On July 5, 2022, Party D and members of Company management, as well as representatives of Qatalyst Partners, held a virtual meeting during which the Company’s business, operations, financials and related matters were generally discussed.

On July 5, 2022, the Special Committee met with the Company’s management and the Company’s financial and legal advisors to receive an overview and preliminary analysis of the Subsequent Proposal, in addition to receiving an update on the discussions with the other potential counterparties to which outreaches were made. After discussion, the Special Committee determined that it would recommend to the Board of Directors that a non-binding indicative counter-offer of US$32.50 per share in cash be made to Semtech.

Also on July 5, 2022, as authorized by the Special Committee, Mr. Brace informed Mr. Maheswaran that the Special Committee had determined that the Subsequent Proposal was insufficient and that Semtech should consider increasing its offer to acquire the Company. Mr. Brace indicated that the Special Committee would be discussing such matters with the Board of Directors.

On July 6, 2022, the Board of Directors met with the Special Committee, the Company’s management and its financial and legal advisors to receive an overview and preliminary analysis of the Subsequent Proposal, in addition to receiving an update on the discussions with the other potential counterparties to which outreaches were made. After discussion, and after recommendation from the Special Committee, the Board of Directors determined that a non-binding indicative counter-offer of US$32.50 in cash be made to Semtech.

On July 6, 2022, Qatalyst Partners delivered a message to J.P. Morgan indicating that the Board of Directors was willing to consider an offer of US$32.50 per Share in cash.

On July 7, 2022, Party D provided notice to Qatalyst Partners that it was no longer interested in exploring a possible transaction with the Company. Parties C, D, E and F were not provided with data room access given that each of those parties declined to pursue a possible transaction involving the Company shortly following the Company’s initial discussions with such parties. Data room access was also never provided to Party A or Party B given that neither progressed beyond initial conversations with the Company regarding a proposed transaction involving the Company.

Also on July 7, 2022, Mr. Maheswaran indicated to Mr. Brace that he understood that the Board of Directors had determined that the US$29.50 per Share in cash proposed in the Subsequent Proposal was insufficient, and indicated that he would discuss this with Semtech’s board of directors. During the discussion, in response to an inquiry from Mr. Maheswaran regarding whether Semtech should consider providing a counter-offer, Mr. Brace indicated that the Company and the Board of Directors would review, as appropriate, any such counter-offer and the merits thereof. Later on July 7, 2022, Mr. Maheswaran provided Mr. Brace with an oral counter-offer of US$30.50 per Share to be paid in cash.

On July 8, 2022, the Special Committee met with the Company’s management and its financial and legal advisors to receive an update on the latest counter-offer received from Semtech. Qatalyst Partners also informed the Special Committee at this meeting that Parties C, D, E and F had declined to pursue a possible transaction with the Company. After discussion, the Special Committee directed Mr. Brace and Qatalyst Partners to go back to Mr. Maheswaran to encourage him to further raise Semtech’s proposal price. The Special Committee also considered potential alternatives to the Proposed Transaction, including potential alternative transactions and a continuation of the status quo as a standalone entity.

Later on July 8, 2022, in coordination with Qatalyst Partners, Mr. Brace contacted Mr. Maheswaran to negotiate the proposal price. Mr. Maheswaran indicated that he would discuss the matter with Semtech’s board of directors. Also on July 8, 2022, Qatalyst Partners spoke with J.P. Morgan to negotiate the Semtech proposal price.

On July 10, 2022, Semtech delivered a “best and final” non-binding proposal to the Company management team to acquire 100% of the Shares at a price of US$31.00 per Share to be paid in cash (the “Final Proposal”). The Final Proposal represented a 34% premium to the 30-day volume weighted average price of the Shares at such time. The Final Proposal (i) indicated that it assumed the definitive agreement would include customary deal protections, including a 3.5% fiduciary out termination fee and no regulatory termination fee and (ii) included a proposed exclusivity agreement for the Company and Semtech to enter into. The Final Proposal was circulated to the Board of Directors by the Company management team on July 10, 2022.

On July 11, 2022, the Board of Directors met with the Company’s management and the Company’s financial and legal advisors to receive an overview and preliminary analysis of the Final Proposal, in addition to receiving an update on the discussions with the other potential counterparties. At the meeting, Qatalyst Partners noted that Semtech indicated that the price reflected in the Final Proposal reflected Semtech’s “best and final” offer. The Board of Directors also considered potential alternatives to the Proposed Transaction, including potential alternative transactions and a continuation of the status quo as a standalone entity. The Board of Directors was informed that all of the other potential counterparties with which discussions had taken place to such date (Parties A through F) had declined to pursue a possible transaction with the Company. After discussion, the Board of Directors determined that the Final Proposal contemplated an acceptable price upon which the Company would enter into exclusivity with Semtech, and to enter into negotiations with respect to the other terms and conditions of a potential transaction involving the Company and Semtech, subject to the terms of the exclusivity agreement being negotiated with a term that would not extend past (with extensions) August 10, 2022. In reaching this decision, the Board of Directors also considered ongoing merger activity in the IoT space and other industry developments, as well as the Company’s prospects should it remain a standalone entity. Later in the day on July 11, 2022, Mr. Brace contacted Mr. Maheswaran to indicate that the Board of Directors was willing to enter into exclusivity based on a price of US$31.00 per Share in cash and the proposed 3.5% fiduciary out termination fee.

Also on July 11, 2022, the Company and Semtech entered into an exclusivity agreement (the “Exclusivity Agreement”). The Exclusivity Agreement required the Company to negotiate exclusively with Semtech until July 31, 2022 (subject to automatic extension until August 10, 2022, upon the satisfaction of certain specified conditions).

Also on July 11, 2022, Semtech delivered its initial due diligence request list to the Company. On July 12, 2022 the Company through Qatalyst Partners granted Semtech and its advisors access to a virtual data room containing information regarding the Company. Semtech immediately commenced its due diligence investigation of the Company, including, but not limited to, business, financial, engineering, sales, product, operational, information technology, legal, human resources, tax and accounting diligence. These due diligence investigations included various discussions between the Company and Semtech and their respective advisors on an array of subject matters. These due diligence investigations continued throughout the period up to the signing of the Arrangement Agreement on August 2, 2022.

Between July 12 through July 19, 2022, the Special Committee held periodic meetings with the Company’s management, Qatalyst Partners, Blakes and Skadden to receive updates on matters related to the Proposed Transaction with Semtech, including with respect to the diligence process and other related matters. On July 19, 2022, a member of the Board of Directors was independently contacted by a third party who indicated they may be interested in a transaction involving the Company or a business thereof, but such third party never requested a confidentiality agreement or made a proposal.

On July 21, 2022, the Company received an initial draft of the Arrangement Agreement from Stikeman Elliott LLP, Canadian legal counsel to the Purchaser and Semtech. The Company’s management and its legal and financial advisors identified and discussed key legal and financial issues, respectively, arising out of the initial draft of the Arrangement Agreement and relating to the Proposed Transaction.

Early on July 25, 2022, representatives of IIROC contacted Sam Cochrane, Chief Financial Officer, in order to ask whether the Company could explain why its shares were trading down significantly and was subject to significant volatility. During discussions with IIROC, the representative independently and specifically asked whether the Company was in discussions with a potential counterparty. Mr. Cochrane, who had discussed the inquiry with the Company’s legal counsel, responded by phone that the Company was currently in confidential discussions regarding a potential strategic transaction but noted that the discussions may or may not lead to a transaction. He further noted that the Company would make complete disclosure on a timely basis of any event or action which constitutes a material change in its affairs and in respect of which disclosure is necessary or advisable. IIROC was satisfied with the response, and closed the inquiry. On July 25, 2022, the Special Committee held a meeting with the Company’s management, Qatalyst Partners, Blakes and Skadden to receive updates and advice of financial and legal advisors on matters related to the Proposed Transaction, including with respect to the initial draft Arrangement Agreement and the diligence process and other related matters.

On July 26, 2022, the Board of Directors held a meeting with Qatalyst Partners, Blakes, Skadden and the Company’s General Counsel & Corporate Secretary, Jennifer Farac, to receive updates and advice of financial and legal advisors on matters related to the Proposed Transaction, including a presentation by legal counsel with respect to the initial draft Arrangement Agreement, a presentation by Qatalyst Partners on valuation and related matters, the report of the Special Committee and other related matters.

On July 26, 2022, Mr. Jones and Mr. Maheswaran had a telephone conversation to discuss various topics relating to the Proposed Transaction, including the importance of both deal certainty and employee matters to the Company and the Board of Directors, and the timing considerations with respect to the Proposed Transaction, and execution of related definitive agreements, in light of recent trading volume and volatility in the stock of the Company.

On July 27, 2022, the Board of Directors held a meeting with Blakes and Skadden to discuss the provisions in the initial draft Arrangement Agreement regarding employee compensation matters and proposed responses thereto.

On July 27, 2022, legal counsel for the Company presented a revised draft of the Arrangement Agreement to legal counsel to Semtech reflecting the positions discussed with the Company’s management and the Special Committee and the Board of Directors over the period of July 25—27, 2022. On July 27, 2022, legal counsel for the Company presented a term sheet of proposed employee compensation matters to legal counsel for Semtech.

Also on July 28, 2022, Semtech delivered an initial draft of the form of Support and Voting Agreement and the Plan of Arrangement to the Company. Later on this same date, the Company received an updated draft of the Arrangement Agreement from Semtech. Legal counsel to the Company and Semtech, respectively, held a call to discuss the revised Arrangement Agreement, and also discussed the possibility of the Company obtaining a second fairness opinion on a fixed fee basis in connection with the Proposed Transaction. In connection therewith, and after discussing with Company management, legal counsel to the Company made no-names inquiries to several investment banks to determine their ability to provide such services.

On July 29, 2022, the Special Committee met with Mr. Brace, Mr. Cochrane and Ms. Farac, on behalf of the Company management team, Qatalyst Partners, Blakes and Skadden. At this meeting, the Special Committee received an update on the status of negotiations with Semtech. The Special Committee also discussed with management and the Company’s legal and financial advisors the potential engagement of an additional independent financial advisor to obtain a second fairness opinion on a fixed fee basis, in addition to the fairness opinion from Qatalyst Partners. Following discussion, and after reviewing the potential options for financial advisors, the Special Committee resolved to retain BMO Capital Markets as financial advisor to deliver a fairness opinion to the Board of Directors, and authorized Mr. Jones to review, negotiate and execute the engagement letter with BMO Capital Markets on behalf of the Special Committee. On July 30, 2022, the Special Committee entered into an engagement letter with BMO Capital Markets. BMO Capital Markets’ compensation under its engagement letter does not depend in whole or in part on any conclusion reached by BMO Capital Markets or on the completion of the Arrangement. Also on July 30, 2022, BMO orally confirmed to Blakes that they believed that no conflicts existed that would prevent them from performing the services contemplated by the engagement with the Company. BMO subsequently communicated this orally to the Board of Directors and the Special Committee on August 2, 2022, and on August 3, 2022, BMO confirmed this in its conflicts disclosure memorandum to the Company.

On July 30, 2022, Qatalyst Partners, on behalf of the Company, delivered letters to Parties A, B and E requesting the return or destruction of confidential information under the terms of each such party’s applicable confidentiality agreement. No confidentiality agreements relating to a possible acquisition transaction were entered into with Parties C and F, as those parties declined to explore a possible acquisition transaction involving the Company shortly following outreach to them, and while Party D entered into a side letter to an existing confidentiality agreement as noted previously, it received very limited information based largely on public information. Of the confidentiality agreements relating to a transaction that were entered into with Parties A, B and E, no standstill or “don’t-ask-don’t-waive” provisions survived the signing of the Arrangement Agreement.

On July 30, 2022, the Special Committee met with its legal and financial advisors to receive an update on the Proposed Transaction and negotiations with Semtech. Mr. Brace, Ms. Farac and Mr. Cochrane were present as members of Company management. The attendees were provided with a summary of key issues in the second Arrangement Agreement draft that was received from legal counsel to Semtech. Following discussion and conclusion of this meeting, as authorized by the Special Committee, legal counsel to the Company sent a revised draft of the Arrangement Agreement to Semtech late in the evening on July 30, 2022.

On August 1, 2022, the Special Committee met to receive further updates from management and the Company’s financial and legal advisors with respect to the Proposed Transaction and negotiations with Semtech, and discussed the remaining issues reflected in the draft Arrangement Agreement. All members of the Board of Directors were invited to attend the meeting on an optional basis and three directors who were not members of the Special Committee attended the meeting. The key remaining issues in the Arrangement Agreement included financing matters with respect to a proposed marketing period and the related considerations, the regulatory efforts covenant and employment matters, including with respect to those relating to post-closing employment compensation and benefits and a request from the Company that the Company be permitted to indemnify any disqualified individuals on an after-Tax basis for the effect of any excise Taxes imposed under Section 4999 of the Code.

Also on August 1, 2022, Mr. Maheswaran met in person with members of the Company management and certain other employees as part of Semtech’s diligence process, in Vancouver, British Columbia.

Also on August 1, 2022, multiple media outlets reported that “Semiconductor maker Semtech Corp. is in advanced talks to buy Canadian peer Sierra Wireless Inc.” On August 2, 2022, the Company issued a pre-market press release confirming that it was engaged in advanced discussions regarding a potential transaction with Semtech at a price of US$31.00 per Share.

From August 1, 2022 to August 2, 2022, the Company and Semtech, together with their respective financial and legal advisors, finalized Semtech’s due diligence and negotiated the proposed terms of the Arrangement Agreement, the form of Support and Voting Agreement and the Plan of Arrangement. Over the course of this two-

day period, various drafts of the Arrangement Agreement and ancillary documents were exchanged between the Company and Semtech. Also during this period, various interviews took place between Representatives of Semtech and a limited set of the Company’s customers.

On the morning of August 2, 2022, the Special Committee met with Qatalyst Partners, Blakes and Skadden to receive further updates from management and the Company’s financial and legal advisors with respect to the Proposed Transaction and discussions with Semtech, and discussed the remaining issues reflected in the draft Arrangement Agreement as well as proposed compromises. Mr. Brace was present as a member of Company management. At the conclusion of the meeting, legal counsel was instructed to convey to Semtech the proposed resolutions to the outstanding issues in the Arrangement Agreement based on the discussions at the meeting. Following such meeting, legal counsel for each of the Company and Semtech exchanged revised drafts of the Arrangement Agreement relating to finalizing the relevant language based on the compromises on the final outstanding terms discussed with the Special Committee.

The Special Committee met again later on August 2, 2022 with Qatalyst Partners, BMO Capital Markets, Blakes and Skadden to discuss the proposed Arrangement and the Arrangement Agreement. The remainder of the Board of Directors also joined that meeting, such that the entire Board of Directors was present. During the meeting, Blakes and Skadden made a presentation setting out the material legal terms of the Arrangement Agreement. Qatalyst Partners and BMO Capital Markets confirmed to the Special Committee that they were ready and able to provide their respective oral opinions (subsequently confirmed in writing) to the Board of Directors that, subject to certain assumptions, limitations and qualifications, as of August 2, 2022, the Consideration to be received by Shareholders pursuant to the Arrangement was fair, from a financial point of view, to such Shareholders. The Special Committee, with the assistance of the Company’s financial and legal advisors, having considered the terms of the Arrangement Agreement and the readiness of Qatalyst Partners and BMO Capital Markets to provide their fairness opinions to the Board of Directors, discussed and analyzed the benefits and risks associated with the Arrangement. After careful consideration, the Special Committee unanimously determined that the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders (other than Semtech, if Semtech owns Shares) and that the Arrangement is in the best interests of the Company and that the Special Committee recommends that the Board of Directors recommend that the Shareholders and holders of Incentive Securities vote in favour of the Arrangement Resolution, and unanimously resolved to recommend to the Board of Directors that the Arrangement Agreement be approved by the Board of Directors substantially in the form circulated to the Special Committee.

After the Special Committee meeting concluded, the Board of Directors met to consider such matters. The Board of Directors, having previously received the presentation by legal advisors that was given to the Special Committee at its meeting regarding the material terms of the Arrangement Agreement, then received the presentations by the financial advisors and each such advisor’s financial analysis. Qatalyst Partners reviewed with the Board of Directors its financial analysis and delivered to the Board of Directors an oral opinion (subsequently confirmed in writing), to the effect that, as of that date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Shareholders was fair, from a financial point of view, to such Shareholders. BMO Capital Markets also reviewed with the Board of Directors its financial analysis and delivered to the Board of Directors an oral opinion (subsequently confirmed in writing) to the effect that, as of that date and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by Shareholders was fair, from a financial point of view, to such Shareholders. The Special Committee reported to the Board of Directors on the process it had undertaken, and confirmed its unanimous recommendation that the Board of Directors approve the Arrangement and the Arrangement Agreement and recommend that Shareholders and holders of Incentive Securities vote in favour of the Arrangement Resolution. Following a discussion of the benefits and risks associated with the Arrangement, and other factors the Board of Directors deemed relevant, the Board of Directors then unanimously determined that the Arrangement is in the best interests of the Company and is fair, from a financial point of view, to the Shareholders (other than Semtech, if Semtech owns Shares), unanimously approved the Arrangement and the Arrangement Agreement, and the Company’s entrance into the Arrangement Agreement and performance of the transactions contemplated thereby, and unanimously resolved to recommend that Shareholders and holders of Incentive Securities vote in favour of the Arrangement Resolution, the Plan of Arrangement and the Arrangement Agreement.

Throughout August 2, 2022, the Company and Semtech, assisted by their respective legal and financial advisors, finalized the terms of the Arrangement Agreement and other transaction documents based on the final material terms approved by the Board of Directors. The Company, Semtech and the Purchaser executed the Arrangement Agreement later in the day on August 2, 2022 and jointly announced the Arrangement Agreement after the markets closed on August 2, 2022. The Company also issued an after-market press release announcing preliminary second quarter 2022 financial results.

Recommendation of the Special Committee

After careful consideration, including a thorough consideration of the terms of the Arrangement Agreement, the Qatalyst Fairness Opinion and the BMO Fairness Opinion provided to the Board of Directors and other matters, and taking into account the best interests of the Company, and after consultation with management and financial and legal advisors, the Special Committee unanimously determined that the Arrangement is fair to the Shareholders and that the Arrangement is in the best interests of the Company. Accordingly, the Special Committee unanimously recommended that the Board of Directors approve the Arrangement Agreement and recommend that Securityholders vote FOR the Arrangement Resolution.

Recommendation of the Board of Directors

After careful consideration, including a thorough consideration of the terms of the Arrangement Agreement, the recommendation of the Special Committee, the Qatalyst Fairness Opinion and the BMO Fairness Opinion provided to the Board of Directors and other matters, and taking into account the best interests of the Company, and after consultation with management and financial and legal advisors, the Board of Directors has unanimously determined that the Arrangement is in the best interests of the Company and is fair to Shareholders. Accordingly, the Board of Directors unanimously approved the Arrangement Agreement and unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

In evaluating and approving the Arrangement and in making their determinations and recommendations, the Special Committee and the Board of Directors gave careful consideration to the current and expected future position of the business of Sierra and the terms of the Arrangement Agreement and the Plan of Arrangement. The Special Committee and the Board of Directors considered a number of factors including, among others, the following:

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Premium. The Consideration represents a premium of approximately 25% to the closing price of the Shares on the NASDAQ on July 29, 2022, the last trading day prior to media speculation regarding a potential transaction, and a premium of approximately 30% to the Company’s unaffected 30-day volume-weighted average price (“VWAP”) of the Shares on the NASDAQ.

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Fairness Opinions. The Fairness Opinions delivered to the Board of Directors by Qatalyst and BMO that, subject to and based on the considerations, assumptions and limitations described therein, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

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Acceptance by Directors and Senior Management. Pursuant to support and voting agreements, the directors and members of senior management of the Company have agreed to vote all of their Shares, including any Shares issuable upon exercise or settlement of Incentive Securities, in favour of the Arrangement.

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Ability to Respond to Unsolicited Superior Proposals. Under the terms of the Arrangement Agreement, the Board of Directors will remain able to respond to any unsolicited written Acquisition Proposal that constitutes a Superior Proposal under the Arrangement Agreement.

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Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with the Parent that was undertaken by the Company and its legal and financial advisors with the oversight and participation of the Special Committee and the Board of Directors. The Arrangement

Agreement includes terms and conditions that are reasonable in the judgment of the Special Committee and the Board of Directors with the advice of the Company’s legal and financial advisors.

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Shareholder Approval. The Arrangement must be approved by not less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting and not less than two-thirds of the votes cast by Securityholders, voting together as a single class, present in person or represented by proxy at the Meeting.

•

Court and Regulatory Approval. The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to the Shareholders and by the respective regulatory bodies under the HSR and the Competition Act. Based on the assessment of the regulatory risk profile of the proposed transaction with the Purchaser and the Parent, the Special Committee and the Board of Directors, in consultation with the Company’s advisors regarding regulatory considerations, does not expect there to be antitrust or other regulatory impediments to the consummation of the Arrangement.

•

Dissent Rights. The terms of the Plan of Arrangement will provide that registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their Shares.

•

Compelling Value Relative to Alternatives. The Board of Directors conducted a pre-signing market check process involving outreach to potential strategic partners, private equity firms and acquirors and the Special Committee and the Board of Directors determined that it was unlikely that any of those parties would complete a transaction on terms that were superior to the Arrangement, taking into account, among other things, the likelihood that the Purchaser would complete a transaction if all conditions are satisfied given the Parent’s strategic rationale and access to capital. The Special Committee and the Board of Directors also considered the Company’s standalone business strategy in the context of current economic and market conditions and current management projections and concluded that the Arrangement would provide greater and more certain value to Shareholders than would reasonably be expected from the continued execution of the Company’s strategic plan.

•

Deal Certainty. The Purchaser’s obligation to complete the Arrangement is subject to a limited number of conditions that the Special Committee and the Board of Directors believe, with the advice of their legal and financial advisors, are reasonable in the circumstances. The Arrangement is not subject to a financing condition, and the availability of the Committed Debt Financing at closing of the Arrangement is subject only to “certain funds” conditions that the Special Committee and the Board of Directors believe, with the advice of the Company’s legal and financial advisors, are appropriate for a transaction of this nature.

•

Appropriateness of Deal Protections. The Termination Fee of US$45 million, the Purchaser’s right to match a Superior Proposal and other deal protection measures contained in the Arrangement Agreement are, in the view of the Special Committee and the Board of Directors, after receiving legal and financial advice, appropriate for a transaction of this nature.

•

Profile of Parent. The Special Committee and the Board of Directors considered the due diligence and advice of the Company’s financial advisors regarding the Parent’s commitment, credit worthiness and anticipated ability to complete the transactions contemplated by the Arrangement Agreement.

•

Treatment of Employees. The Purchaser has agreed that for at least 12 months following the Effective Time, amongst other benefits and bonuses for certain eligible employees, the continuing employees’ salary, cash incentive compensation targets and employee benefits will be maintained at a level substantially comparable, when considered in the aggregate, to the salary, cash incentive compensation targets and employee benefits provided to continuing employees of the Company and its Subsidiaries immediately prior to the Effective Time. The Special Committee and the Board of Directors also favorably evaluated Parent’s internal culture and strategic direction as being well suited for its employees.

•

Customer Considerations. The Special Committee and the Board of Directors considered the effect of the transaction with the Purchaser and the Parent on customers of the Company and concluded that the transaction would not be adverse to their interests.

•

Role of the Special Committee. The evaluation and negotiation process was supervised by the Special Committee, which is composed entirely of independent directors and was advised by experienced and qualified financial and legal advisors. The Special Committee met regularly with the Company’s advisors. The Arrangement was unanimously recommended to the Board of Directors by the Special Committee on the basis described herein and on the basis of the legal and financial advice that was received by the Special Committee.

The Special Committee and the Board of Directors with the support and advice from legal and financial advisors also considered a number of potential risks resulting from the Arrangement and the Arrangement Agreement and other factors, including:

•

the risks to the Company and the Shareholders if the Arrangement is not completed, including the costs to the Company in pursuing the Arrangement and the temporary diversion of the Company’s management from the conduct of the Company’s business in the ordinary course;

•

the fact that, following the implementation of the Plan of Arrangement, the Company will no longer exist as an independent public company and the Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans;

•	the conditions to the Parent’s and the Purchaser’s obligations to complete the Arrangement and the right of the Purchaser to terminate the Arrangement Agreement under certain circumstances;

•

the terms of the Arrangement Agreement, including those in respect of: (i) restricting the Company from soliciting third parties to make an Acquisition Proposal and (ii) the fact that if the Arrangement Agreement is terminated under certain circumstances, including in the event that the Company makes a Change in Recommendation or enters into an agreement in respect of a Superior Proposal, the Company must pay the Termination Fee to the Parent;

•

the fact that, if the Arrangement is not consummated and the Board of Directors decides to seek another transaction, there can be no assurance that the Company will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid under the Arrangement, or that the Shareholders would be able to receive cash or other consideration for their Shares equal to or greater than the Consideration payable under the Arrangement in any other future transaction that the Company may effect; and

•

the fact that certain of the Company’s directors and/or officers may receive additional and separate benefits in their capacity as such in connection with the Arrangement, than those received by the Shareholders generally in connection with the Arrangement (see “Particulars of the Arrangement – Interests of Certain Persons in the Arrangement”).

The foregoing summary of the information, factors and risks considered by the Special Committee and the Board of Directors is not, and is not intended to be, exhaustive. In view of the factors and the amount of information considered in connection with its evaluation of the Arrangement, the Special Committee and the Board of Directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. The Special Committee’s and the Board of Directors’ recommendations were made after consideration of all of the above-noted factors and in light of their collective knowledge of the business, financial condition and prospects of Sierra, and were also based upon the advice of the Board of Directors’ and Special Committee’s financial advisors and the Company’s legal counsel. In addition, individual members of the Special Committee and the Board of Directors may have assigned different weights to different factors.

Qatalyst Fairness Opinion

Pursuant to an engagement letter (the “Qatalyst Engagement Letter”) dated as of June 20, 2022 between the Company and Qatalyst Partners, Qatalyst Partners was retained to provide financial advice to the Board of Directors (and any special committee thereof) in considering the Arrangement, including providing an opinion to the Board of Directors (and any special committee thereof) as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant the Arrangement.

At the meeting of the Board of Directors held on August 2, 2022 to consider the Arrangement and the Arrangement Agreement, Qatalyst Partners orally delivered its opinion to the Board of Directors, which was subsequently confirmed in writing. The Qatalyst Fairness Opinion concluded that, as of the date of the opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement, is fair, from a financial point of view, to such Shareholders.

Qatalyst Partners has not prepared a formal valuation or appraisal of the securities, assets or liabilities (contingent or otherwise) of the Company or its affiliates, and the Qatalyst Fairness Opinion should not be construed as such. The full text of the Qatalyst Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Qatalyst Partners in rendering its opinion, is attached as Appendix A to this Circular. Securityholders are urged to read the Qatalyst Fairness Opinion in its entirety. The summary of the Qatalyst Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the Qatalyst Fairness Opinion. The Qatalyst Fairness Opinion was provided to the Board of Directors in connection with their evaluation of the Consideration to be received by Shareholders pursuant to the Arrangement, and does not address any other aspect of the Arrangement and does not constitute a recommendation as to how Securityholders should vote or act with respect to the Arrangement or any other matter and does not in any manner address the price at which Shares will trade at any time.

Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, globally, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Parent or certain of their respective affiliates. During the two-year period prior to the date of Qatalyst Fairness Opinion, no material relationship existed between Qatalyst Partners or any of its affiliates and the Company or Parent pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Parent and their respective affiliates for which Qatalyst Partners would expect to receive compensation.

The terms of the Qatalyst Engagement Letter provide that Qatalyst Partners is to be paid certain fees for its services as financial advisor in connection with the strategic review of any sale involving the Company to a third party, currently estimated at approximately US$29 million, US$200,000 of which was payable upon execution of the Qatalyst Engagement Letter and US$4 million of which was payable upon delivery of an opinion on August 2, 2022 (no part of which is contingent upon the Qatalyst Fairness Opinion being favourable or upon the successful completion of the Arrangement or any alternative transaction). In addition, the Company has agreed to reimburse Qatalyst Partners for certain of its expenses incurred in performing its services and to indemnify Qatalyst Partners and its affiliates, their respective members, directors, officers, partners, agents and employees and any person controlling Qatalyst Partners or any of its affiliates against certain liabilities, including liabilities under the applicable securities laws, and certain expenses related to or arising out of Qatalyst Partners’ engagement.

In arriving at its opinion, Qatalyst Partners reviewed a draft of the Arrangement Agreement, certain related documents and certain publicly available financial statements and other business and financial information of the Company. Qatalyst Partners also reviewed certain forward-looking information relating to the Company (the “Company Projections”) prepared by the management of the Company described in the section captioned “Background and Reasons for the Arrangement – Certain Financial Projections”. Additionally, Qatalyst Partners discussed the past and current operations and financial condition and the prospects of the Company with senior management of the Company, including their views on the risks and uncertainties of achieving the Company

Projections. Qatalyst Partners also reviewed the historical market prices and trading activity for the Shares and compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other selected publicly traded companies and their securities. In addition, Qatalyst Partners reviewed the financial terms, to the extent publicly available, of selected acquisition transactions and performed such other analyses, reviewed such other information and considered such other factors as Qatalyst Partners deemed appropriate.

In arriving at its opinion, Qatalyst Partners assumed and relied upon, without independent verification, the accuracy, completeness and fair presentation of all financial and other information, data advice, opinions, representations and other material obtained by Qatalyst Partners from public sources or provided to Qatalyst Partners by or on behalf of the Company or otherwise obtained by Qatalyst Partners in connection with its engagement. With respect to the Company Projections, Qatalyst Partners was advised by the management of the Company, and Qatalyst Partners assumed based on discussions with the management and the Board of Directors, that the Company Projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. Qatalyst Partners assumed that the terms of the draft Arrangement Agreement reviewed by Qatalyst Partners would not differ materially from the final executed Arrangement Agreement, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement, without any modification, waiver or delay. In addition, Qatalyst Partners assumed that in connection with the receipt of all the necessary approvals of the Arrangement, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the Arrangement. In addition, Qatalyst Partners relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products. The Qatalyst Fairness Opinion has been approved by its opinion committee in accordance with its customary practice.

The Qatalyst Fairness Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the Qatalyst Fairness Opinion. Events occurring after the date of the Qatalyst Fairness Opinion may affect Qatalyst Partners’ opinion and the assumptions used in preparing it, and Qatalyst Partners has not assumed any obligation to update, revise or reaffirm its opinion. The Qatalyst Fairness Opinion does not address the underlying business decision of the Company to engage in the Arrangement, or the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company. The Qatalyst Fairness Opinion is limited to the fairness, from a financial point of view, of the Consideration to be received pursuant to, and in accordance with, the terms of the Arrangement Agreement by the Shareholders, and Qatalyst Partners expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company or any of its affiliates, or any class of such persons, relative to such consideration.

The following is a brief summary of the material analyses performed by Qatalyst Partners in connection with the Qatalyst Fairness Opinion. The analyses and factors described below must be considered as a whole; considering any portion of such analyses or factors, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Qatalyst Fairness Opinion. For purposes of its analyses, Qatalyst Partners utilized both the Company Projections described in the section captioned “Background and Reasons for the Arrangement – Certain Financial Projections” and third-party research analyst consensus estimates as of August 1, 2022 (which are referred to as the “Street Case”). Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Qatalyst Partners, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Qatalyst Partners’ financial analyses.

Illustrative Discounted Cash Flow Analysis

Qatalyst Partners performed an illustrative discounted cash flow analysis, which is designed to imply a range of potential per-share present values for Shares as of June 30, 2022 (which is the end of Company’s most recent completed fiscal quarter and most recent balance sheet date) by:

•	adding:

(a)

the implied net present value of the estimated future unlevered free cash flows (which are referred to as the “UFCF”) of the Company, based on the Company Projections for the third quarter ending September 2022 through fiscal year 2027 (which implied present value was calculated using a range of discount rates of 10.25% to 13.25%, based on an estimated weighted average cost of capital for the Company);

(b)

the implied net present value of a corresponding terminal value of the Company, calculated by multiplying the Company’s estimated earnings before interest, taxes, depreciation and amortization (which are referred to as “EBITDA”) of approximately $232 million in fiscal year 2028, based on the Company Projections, by a range of fully diluted enterprise value to next-twelve-months’ estimated EBITDA multiples of 6.5x to 13.5x (which were chosen based on Qatalyst Partners’ professional judgment and experience), and discounted to present value using the same range of discount rates used in item (a) above; and

(c)	the cash and cash equivalents of the Company as of June 30, 2022, as provided by management of the Company; and

•	subtracting:

(a)	the value of the Company’s outstanding debt, as of June 30, 2022, as provided by management of the Company; and

•

dividing the resulting amount by the number of fully diluted Shares outstanding (calculated utilizing the treasury stock method, which takes into account outstanding RSUs, PSUs and PRSUs, all as provided by the Company management) as of July 29, 2022, with each of the above-referenced estimated future UFCFs and terminal value for the fiscal years 2028 and beyond having also been adjusted for the degree of estimated dilution to current shareholders through each respective applicable period (approximately 2.5% annually throughout the projection period) due to the estimated net effects of equity issuances and cancellations related to future equity compensation, based on estimates of future dilution provided by management of the Company.

Based on the calculations set forth above, this analysis implied a range of values for the Shares of approximately $26.88 to $50.46 per Share.

Illustrative Selected Companies Analysis

Qatalyst Partners reviewed and compared selected financial information and public market multiples for the Company with publicly available financial information and public market multiples for selected companies. The companies used in this comparison were those companies listed below, which were selected by Qatalyst Partners in its professional judgment, based on factors including that they are publicly traded companies in similar lines of business to the Company, have a similar business model, have similar financial performance or have other relevant or similar characteristics.

Based upon third-party research analyst consensus estimates as of August 1, 2022 and using the closing prices as of August 1, 2022 for shares of the selected companies, Qatalyst Partners calculated, among other things, the implied fully-diluted enterprise value divided by the estimated consensus revenue for the calendar year 2023 (which are referred to as the “CY2023E Revenue Multiples”) and the implied fully diluted enterprise value divided by the estimated consensus EBITDA for the calendar year 2023 (which are referred to as the “CY2023E EBITDA Multiples”) for each of the selected companies, as shown below:

Selected Companies	CY2023E Revenue Multiple	CY2023E EBITDA Multiple
Thales S.A.	1.5x	9.5x
Digi International Inc.	3.1x	14.6x
u-blox AG	1.4x	8.4x
Lantronix, Inc.	1.6x	11.9x
KORE Group Holdings, Inc.	2.1x	8.2x
CalAmp Corp.	1.2x	10.4x

Communications Modules & Components	CY2023E Revenue Multiple	CY2023E EBITDA Multiple
Infineon Technologies AG	2.6x	8.0x
STMicroelectronics N.V.	2.1x	6.4x
Skyworks Solutions, Inc.	3.2x	7.9x
Qorvo, Inc.	2.5x	6.0x
MKS Instruments, Inc.	2.1x	7.9x
Lumentum Holdings Inc.	3.2x	8.7x
IPG Photonics Corporation	2.6x	8.9x
Jenoptik AG	1.9x	10.4x

Based on an analysis of the CY2023E Revenue Multiples for the selected companies and the application of its professional judgment, Qatalyst Partners selected a representative multiple range of 1.25x and 2.25x.

Based on an analysis of the CY2023E EBITDA Multiples for the selected companies and the application of its professional judgment, Qatalyst Partners selected a representative multiple range of 8.0x and 14.0x.

Qatalyst Partners then applied these ranges to the Company’s estimated revenue and EBITDA, respectively, for calendar year 2023, based on the Company Projections and based on the Street Case. Based on the fully diluted shares of the Company outstanding as of July 29, 2022 (calculated utilizing the treasury stock method), the analysis of the CY2023E Revenue Multiples implied (a) a range of values for the Shares of approximately $23.62 to $41.08 per share based on the Company Projections for calendar year 2023 and (b) a range of values for the Shares of approximately $23.20 to $40.32 per share based on the Street Case for calendar year 2023, and the analysis of the CY2023E EBITDA Multiples implied (x) a range of values for the Shares of approximately $18.01 to $30.17 per share based on the Company Projections for calendar year 2023 and (y) a range of values for the Shares of approximately $15.60 to $25.95 per share based on the Street Case for calendar year 2023.

No company included in the selected companies’ analysis is identical to the Company. In evaluating the selected companies, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters. Many of these matters are beyond the control of the Company, such as the impact of competition on the Company’s business or the industry in general, industry growth and the absence of any material adverse change in the Company’s financial condition and prospects or the industry or in the financial markets in general. Individual multiples or mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected company data.

Illustrative Selected Transactions Analysis

Qatalyst Partners compared thirteen selected public company transactions, including transactions involving companies participating in similar lines of business to the Company or with similar business models, similar financial performance or other relevant or similar characteristics.

For each of the selected transactions listed below, Qatalyst Partners reviewed, among other things, (a) the implied fully diluted enterprise value of the target company as a multiple of next-twelve-months’ revenue of the target company (which are referred to as the “NTM Revenue Multiples”) and (b) the implied fully diluted enterprise value of the target company as a multiple of third-party research analyst consensus estimates of the next twelve-months’ EBITDA of the target company (which are referred to as the “NTM EBITDA Multiples”).

Announcement Date	Target	Acquiror	NTM Revenue Multiple	NTM EBITDA Multiple
11/04/21	NeoPhotonics Corporation	Lumentum Holdings Inc.	2.1x	21.0x
05/25/21	Telit Communications Limited	DBAY Advisors Limited	1.0x	8.2x
04/08/21	ORBCOMM Inc.	GI Partners, L.L.C.	4.2x	17.6x
01/14/21	Acacia Communications, Inc.*	Cisco Systems, Inc.	7.0x	28.8x
11/09/18	Finisar Corporation	II-VI Incorporated	2.2x	12.5x
10/30/18	Electro Scientific Industries, Inc.	MKS Instruments, Inc.	2.9x	11.6x
03/12/18	Oclaro, Inc.	Lumentum Holdings Inc.	2.8x	14.7x
12/17/17	Gemalto N.V.	Thales S.A.	1.7x	11.2x
03/16/16	ROFIN-SINAR Technologies, Inc.	Coherent, Inc.	1.5x	10.7x
02/23/16	Newport Corporation	MKS Instruments, Inc.	1.5x	8.9x
11/19/14	Oplink Communications, Inc.	Koch Industries, Inc.	1.3x	8.1x
04/29/13	Telular Corporation	Avista Capital Partners	2.4x	9.4x
06/05/12	Miranda Technologies Inc.	Belden Inc.	1.7x	8.6x

*	Based on the revised proposed of $115.00 per share on January 14, 2021

Based on the analysis of the NTM Revenue Multiples for the selected transactions and its professional judgment, Qatalyst Partners selected a representative multiple range of 1.0x to 2.0x and then applied this range to the Street Case next-twelve-months’ revenue. Based on the fully diluted shares of the Company outstanding as of July 29, 2022 (calculated utilizing the treasury stock method), this analysis implied a range of values for the Shares of approximately $18.60 to $35.41 per share.

Based on the analysis of the NTM EBITDA Multiples for the selected transactions and its professional judgment, Qatalyst Partners selected a representative multiple range of 8.0x to 14.5x then applied this range to the Street Case next-twelve-months’ EBITDA. Based on the fully diluted shares of the Company outstanding as of July 29, 2022 (calculated utilizing the treasury stock method), this analysis implied a range of values for the Shares of approximately $14.66 to $25.12 per share.

No company or transaction utilized in the selected transactions analysis is identical to the Company or the Arrangement. In evaluating the selected transactions, Qatalyst Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on the Company’s business or the industry generally, industry growth and the absence of any material adverse change in the Company’s financial condition and prospects or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared. Individual multiples or mathematical analysis, such as determining the arithmetic mean, median, or the high or low, is not in itself a meaningful method of using selected transactional data. Because of the unique circumstances of each of these transactions and the Arrangement, Qatalyst Partners cautioned against placing undue reliance on this information.

Miscellaneous

In connection with the review of the Arrangement by the Board of Directors, Qatalyst Partners performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily amenable to a partial analysis or summary description. In arriving at its opinion, Qatalyst Partners considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Qatalyst Partners believes that selecting any portion of its analyses, without considering all analyses as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion. In addition, Qatalyst Partners may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Qatalyst Partners’ view of the actual value of the Company or the Shares. In performing its analyses, Qatalyst Partners made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Qatalyst Partners’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Qatalyst Partners conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the Consideration to be received by the Shareholders pursuant the Arrangement.

BMO Fairness Opinion

Pursuant to an engagement letter (the “BMO Engagement Letter”) dated as of July 30, 2022 between the Company and BMO Capital Markets, BMO Capital Markets was retained to act as financial advisor to the Special Committee and to prepare and deliver to the Board of Directors its opinion as to whether the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view.

At the meeting of the Board of Directors held on August 2, 2022, BMO Capital Markets presented its opinion stating that, as of the date of the opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration payable under the Arrangement to the Shareholders is fair, from a financial point of view, to such Shareholders.

BMO Capital Markets has not prepared a formal valuation or appraisal of the Company or any of its securities or assets, and the BMO Fairness Opinion should not be construed as such. The full text of the BMO Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by BMO Capital Markets in rendering its opinion, is attached as Appendix B to this Circular. Shareholders are urged to read the BMO Fairness Opinion in its entirety. The summary of the BMO Fairness Opinion described in this Circular is qualified in its entirety by reference to the full text of the BMO Fairness Opinion. The BMO Fairness Opinion was provided to the Special Committee and the Board of Directors in connection with their evaluation of the Consideration to be received by Shareholders pursuant to the Arrangement, and does not address any other aspect of the Arrangement and does not constitute a recommendation as to how Shareholders should vote or act with respect to the Arrangement.

BMO Capital Markets is not an insider, associate, or affiliate of the Company, the Purchaser or the Parent and is not an advisor to any person or company other than to the Board of Directors and the Special Committee with respect to the Arrangement. BMO Capital Markets has not entered into any other agreements or arrangements with the Company, the Purchaser or the Parent or any of their affiliates with respect to any future dealings. In addition, BMO Capital Markets and its affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of the Company or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which they receive or may receive commission. As an investment dealer, BMO Capital Markets and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to the Company and the Arrangement. In addition, BMO Capital Markets and its affiliates may, in the ordinary course of their business, provide other financial services to the Company or any of its associates or affiliates.

The BMO Fairness Opinion was prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of IIROC but IIROC was not involved in the preparation or review of the Fairness Opinion.

The terms of the BMO Engagement Letter provide that BMO Capital Markets is to be paid certain fees for its services as financial advisor, including a fixed fee of C$1,250,000, upon delivery of the BMO Fairness Opinion, no part of which is contingent upon the BMO Fairness Opinion being favourable or upon the success of the Arrangement. In addition, the Company has agreed to reimburse BMO Capital Markets for its reasonable out-of-pocket expenses and to indemnify BMO Capital Markets in respect of certain liabilities that might arise in connection with its engagement.

Certain Financial Projections

Other than revenue guidance previously provided publicly on a quarterly basis with respect to the next fiscal quarter, management of the Company does not as a matter of course issue public financial projections as to future performance or earnings beyond the then current fiscal year or issue public financial projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with its strategic review process, including, without limitation, its evaluation of the Arrangement Agreement and the transactions contemplated thereby as described in this Circular, on June 21, 2022, the management of the Company prepared the Company Projections set forth below (as defined in the section of this Circular captioned “Background and Reasons for the Arrangement – Qatalyst Fairness Opinion”), which were reviewed with the Board of Directors on June 22, 2022 and which were provided to each of Qatalyst Partners and BMO Capital Markets in connection with their respective fairness opinions. The Company approved the use of the Company Projections by each of Qatalyst Partners and BMO Capital Markets in performing their respective financial analyses. To give the Shareholders access to certain non-public information that was available to the Board of Directors at the time of the evaluation of the Arrangement and the Arrangement Agreement, the management of the Company has included these projections below, subject to the following qualifications and cautionary statements.

The management of the Company prepared the Company Projections set forth below and delivered to the Board of Directors, Qatalyst Partners and BMO Capital Markets based on historical financial statements as well as a series of assumptions and estimates related to future results that it believed to be reasonable at the time, including assumptions and estimates relating to revenue growth, gross margin percentages, selling, general and administrative expenses, capital expenditures and related depreciation and amortization, and other relevant factors relating to the Company’s long-range operating plan, as well as how certain of these assumptions and estimates may change over time. The foregoing is a summary of certain key assumptions and estimates and does not purport to be a comprehensive overview of all assumptions and estimates reflected in the Company Projections prepared by the management of the Company. The Company also prepared upside and downside sensitivity cases for the Company Projections. Both Qatalyst Partners and BMO Capital Markets used the base case, as set forth in their respective financial analyses, for certain of their respective financial analyses as expressly noted therein. See “Background and Reasons for the Arrangement – Qatalyst Fairness Opinion” and “Background and Reasons for the Arrangement – BMO Fairness Opinion”.

The Company Projections set forth below, while presented with numerical specificity, necessarily were based on numerous assumptions and estimates that are inherently uncertain. Because the Company Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. In addition, the Company Projections would be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which the Company Projections were based necessarily involve subjective judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Company Projections also reflect assumptions as to certain business decisions that are subject to change. As such, there can be no assurance that the Company Projections will be realized or that actual results will not be significantly higher or lower than those forecasted. The inclusion of the Company Projections in this Circular should not be regarded as an indication that the Company, the Board of Directors, Qatalyst Partners, BMO Capital Markets, any of their respective affiliates, or any other recipient of this information considered, or now considers, such projections to be a reliable prediction of future results or any actual future events, and this information should not be relied upon as such. The inclusion of the Company Projections herein should not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. No representation is made by the Company or any other person to any Shareholder regarding the Company Projections or the ultimate performance of the Company compared to such information.

The Company Projections did not give effect to any changes or expenses as a result of the Arrangement Agreement, the Arrangement or other transactions contemplated by the Arrangement Agreement, or any other effects of such matters. The Company Projections were prepared solely for internal use and were not prepared with a view toward public disclosure or compliance with published guidelines of the Canadian Securities Administrators, the U.S. Securities and Exchange Commission or the guidelines established by the Canadian Institute of Chartered Accountants or the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP or U.S. GAAP. No independent registered public accounting firm, has examined, compiled, nor performed any procedures with respect to the Company Projections.

The Company Projections include Adjusted EBITDA, Non-GAAP Operating Income and Unlevered Free Cash Flow, which are defined as non-GAAP financial measures by Regulation G adopted by the Securities and Exchange Commission. Please see Footnotes (1) through (3), inclusive, to the chart below setting forth the Company Projections for more details about such measures. The Company did not reconcile its forward-looking Adjusted EBITDA, Non-GAAP Operating Income and Unlevered Free Cash Flow to the corresponding GAAP or U.S. GAAP measure because due to the forward-looking nature of these projections they could be significantly impacted by future events, the timing and nature of which cannot be reasonably calculated or predicted at this time. Accordingly, a reconciliation is not available without unreasonable effort.

The Company Projections are not being included in this document to influence the decision of the Shareholders whether to vote for the Arrangement Resolution, but rather because such Company Projections, or portions of such Company Projections, were provided to the Board of Directors, Qatalyst Partners and BMO Capital Markets. The information from the Company Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in the Company’s public filings with the Canadian Securities Administrators or the U.S. Securities and Exchange Commission.

All financial projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and in the section of this Circular captioned “Cautionary Statement Regarding Forward-Looking Statements”.

As indicated above, the Company’s future financial results may materially differ from those expressed in the Company Projections due to factors that are beyond management’s ability to control or predict. The Company cannot assure that any of the Company Projections will be realized or that its future financial results will not materially vary from the Company Projections. The Company Projections do not take into account any circumstances or events occurring after the date they were prepared and have not been updated since their respective dates of preparation. They should not be utilized as public guidance and will not be provided in the ordinary course of the Company’s business in the future.

In light of the foregoing factors and the uncertainties inherent in the Company Projections, the Shareholders are cautioned not to place undue, if any, reliance on the Company Projections included in this Circular, including in making a decision as to whether to vote for the Arrangement Resolution.

The management of the Company developed the Company Projections. The management directed each of Qatalyst Partners and BMO Capital Markets to use the Company Projections for purposes of performing its financial analyses in connection with rendering their respective fairness opinions for presentation to the Board of Directors on August 2, 2022, as described in more detail above. The following is a summary of the Company Projections presented to the Board of Directors:

($ in millions)

Fiscal Year*	Q3-Q4’22E	FY 22E	FY 23E	FY 24E	FY 25E	FY 26E	FY 27E	FY 28E
Revenue	$339	678	726	835	960	1,056	1,125	1,176
Adjusted EBITDA(1)	$33	66	84	128	172	194	217	232
Non-GAAP Operating Income(2)	$25	50	68	111	155	176	198	212
Unlevered Free Cash Flow(3)	$12	36	41	101	138	149	162	173

*	The Company’s fiscal year ends December 31.
(1)

Adjusted EBITDA is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, gain on sale of Omnilink, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, recognition of cumulative translation adjustments on dissolution of subsidiaries, and income tax expense (recovery).

(2)

Non-GAAP Operating Income excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, gain on sale of Omnilink, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, recognition of cumulative translation adjustments on dissolution of subsidiaries, and certain tax adjustments.

(3)

Unlevered free cash flow is defined as Non-GAAP Operating Income less (i) cash taxes, less (ii) capital expenditures, plus (iii) depreciation expense, less (iv) investment in working capital, less (v) restructuring expenses.

BY INCLUDING IN THIS CIRCULAR A SUMMARY OF THE COMPANY PROJECTIONS, THE COMPANY UNDERTAKES NO OBLIGATIONS TO UPDATE, OR PUBLICLY DISCLOSE ANY UPDATE TO, THE COMPANY PROJECTIONS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE COMPANY PROJECTIONS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE COMPANY PROJECTIONS ARE SHOWN TO BE IN ERROR OR CHANGE, EXCEPT AND ONLY TO THE EXTENT THAT MAY BE OTHERWISE REQUIRED BY APPLICABLE LAW.

PARTICULARS OF THE ARRANGEMENT

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached hereto in Appendix E to this Circular. Subject to receiving the Required Securityholder Approval and the Final Order, and satisfaction or waiver of applicable conditions, the Arrangement will become effective on the Effective Date which is anticipated to occur during the Parent’s fiscal year 2023. The following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise starting at the Effective Time:

(1)

each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company Option Plan or any award or similar agreement pursuant to which any Options were granted or awarded, as applicable, be deemed to have vested and, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the exercise price, an amount in cash from the Company equal to the Consideration less the applicable exercise price in respect of such Option, less any applicable withholdings, and such Option shall immediately be cancelled;

(2)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any RSUs were granted or awarded, as applicable, be deemed to have vested;

(3)

each Non-Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Non-Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Non-Specified PSUs calculated by multiplying each such Non-Specified PSU by one;

(4)

each Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Specified PSUs calculated by multiplying each such Specified PSU by two;

(5)

an aggregate number of RSUs and PSUs equal to the number of Shares held in the Share Purchase Trust (the “Settled Share Units”), if any, shall be settled in exchange for one Share (all such Shares delivered in settlement, the “Trust Shares”) for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Company, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated in descending order among the holders of RSUs and PSUs, beginning with the holder having the most RSUs and PSUs in the aggregate as of the Effective Time, provided further that no allocation of Shares shall be made pursuant to this step (5) with respect to a fractional RSU or PSU that a holder may hold;

(6)

each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (i) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Company to be held on behalf of the applicable holders and paid to such holders (subject to any withholding)), (ii) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid as described in this step (6), and (iii) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(7)

each whole RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration, in each case, with such amounts to be paid to the applicable holders less any applicable withholdings, and each such RSU and PSU shall immediately be cancelled;

(8)

each fractional RSU and PSU that remains outstanding, if any, shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration multiplied by the applicable fraction of an RSU or PSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders less any applicable withholdings, and each such fractional RSU and PSU shall immediately be cancelled;

(9)

(i) each former holder of Incentive Securities shall cease to be a holder of such Incentive Securities, (ii) such holder’s name shall be removed from each applicable register, (iii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iv) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled;

(10)

each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and:

(a)	such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by the Purchaser;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(11)

concurrently with step (10) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings, and:

(a)	the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration in accordance with the Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

Certain Effects of the Arrangement

Upon completion of the Arrangement, the Purchaser will have acquired all of the issued and outstanding Shares and Sierra will become a wholly-owned subsidiary of the Purchaser. Shortly after consummation of the Arrangement, the Shares will cease to be listed on the TSX and a Form 25 will be filed to delist the Shares from the NASDAQ and trading of the Shares in the public market will no longer be possible. The Purchaser will seek to have Sierra be deemed to have ceased to be a reporting issuer under Canadian Securities Laws, in which case Sierra will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators. Following completion of the Arrangement, Sierra will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable).

For a discussion of certain income tax considerations relating to the disposition of Shares, please see “Certain Income Tax Considerations for Shareholders”.

Effects on Sierra if the Arrangement is Not Completed

If the Arrangement is not approved by the Securityholders or if the Arrangement is not completed for any other reason, Securityholders will not receive any consideration for their Securities in connection with the Arrangement. Instead, Sierra will remain a public company and the Shares will continue to be listed and traded on the TSX and the NASDAQ. If the Arrangement is not completed, it is expected that Sierra’s management will operate Sierra in a manner similar to that in which it was being operated prior to the date of the Arrangement Agreement and that Shareholders will continue to be subject to the same risks and opportunities currently facing Sierra. There can be no assurance as to the effect of these risks and opportunities on the future trading price or value of the Shares. The Board of Directors would continue to evaluate and review, among other things, the performance of Sierra’s business and the capitalization of Sierra and would make such changes as are deemed appropriate. In addition, Sierra could be required to pay the Termination Fee to the Purchaser if the Arrangement Agreement is terminated in certain circumstances, including, but not limited to, if, prior to obtaining the Required Securityholder Approval, (i) the Purchaser terminates the Arrangement Agreement because the Board of Directors makes a Change in Recommendation or (ii) the Company terminates the Arrangement Agreement because the Board of Directors authorizes Sierra to enter into a written agreement with respect to a Superior Proposal in certain circumstances. See “The Arrangement Agreement – Termination”.

Required Securityholder Approval

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, to pass the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of (i) at least two-thirds (66 2⁄3%) of the votes cast by the Shareholders present in person or represented by proxy at the Meeting and entitled to vote; and (ii) at least two-thirds (66 2⁄3%) of the votes cast at the Meeting by Securityholders, voting together as a single class, present or represented by proxy at the Meeting and entitled to vote (together, the “Required Securityholder Approval”). Upon receipt of the Required Securityholder Approval, the Company will seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. See “Principal Legal Matters – Canadian Securities Law Matters”.

Notwithstanding the approval by Securityholders of the Arrangement Resolution, Sierra reserves the right in certain circumstances to not proceed with the Arrangement in accordance with the terms of the Arrangement Agreement. See “The Arrangement Agreement – Termination”.

Support and Voting Agreements

The directors and members of senior management of the Company have entered into the Support and Voting Agreements with the Purchaser and the Parent pursuant to which they have agreed to vote in favour of the Arrangement Resolution. As of the Record Date, the directors and members of senior management hold a total of 329,703 Shares, representing approximately 0.84% of the issued and outstanding Shares, as well as a total of 985,155 Incentive Securities, representing approximately 46.52% of the outstanding Incentive Securities.

Pursuant to the terms of the Support and Voting Agreements, the directors and members of senior management of Sierra have agreed to, solely in their capacity as Securityholders and not in their capacity as directors or members of senior management of Sierra, among other things: (a) vote their Securities in favour of the approval of the Arrangement Resolution and against any proposed action that would reasonably be expected to adversely affect, materially delay or interfere the with completion of the Arrangement; (b) no later than 10 days prior to the Meeting, deliver or cause to be delivered duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, such proxy or voting instruction form not to be revoked or withdrawn without the prior written consent of the Purchaser; (c) not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of their Securities to any person or entity, other than pursuant to the Arrangement Agreement; (ii) grant any proxies or power of attorney, deposit any of their Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to their Securities, other than pursuant to the Support and Voting Agreement; provided that, the directors and members of senior management may (x) exercise and/or settle Incentive Securities to acquire additional Shares, and (y) transfer Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the directors or members of senior management or under common control with or controlling such director or member of senior management provided that (A) such transfer shall not relieve or release them of or from their obligations under the Support and Voting Agreement; and (d) provided the Purchaser and the Parent are not in material breach of the Support and Voting Agreement or the Arrangement Agreement, not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement.

The Support and Voting Agreements signed by the directors and members of senior management of Sierra shall terminate upon the mutual written agreement of the parties thereto or shall automatically terminate upon the earlier of: (i) the Effective Time, (ii) the Purchaser, without the consent of the directors and members of senior management, decreases the Consideration payable under the Arrangement Agreement, or (iii) termination of the Arrangement Agreement in accordance with its terms.

Interests of Certain Persons in the Arrangement

In considering the recommendations of the Special Committee and Board of Directors with respect to the Arrangement, Securityholders should be aware that certain of the directors and executive officers of Sierra may have interests that differ from those of the Securityholders. The Special Committee and the Board of Directors were aware of these interests and considered them along with other matters in reaching their decision to approve the Arrangement and to recommend that Securityholders vote for the Arrangement Resolution. Except as described below, to the knowledge of Sierra, the directors and executive officers have no material interest in the Arrangement that differs from the interests of the Securityholders generally.

Sierra Shareholdings

The executive officers and directors of Sierra beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 329,703 Shares, representing approximately 0.84% of the Shares issued and outstanding as of the close of business on August 23, 2022. All of the Shares held by the executive officers and directors of Sierra will be treated in the same fashion under the Arrangement as Shares held by any other Shareholder. See “Particulars of the Arrangement – Arrangement Mechanics”.

The following table sets out the names and positions of each of the directors and executive officers of Sierra and, as of the close of business on August 23, 2022, the number and percentage of Shares owned or over which control or direction is exercised, directly or indirectly, by each such director or executive officer of Sierra and, where known after reasonable enquiry, by their respective associates or affiliates:

Name	Position	Aggregate Number of Shares	Total Cash Payment for Shares (USD)	Percentage of Outstanding Shares
Lori O’Neill	Director	0	0	0.00%
Thomas Sieber	Director	75,751	$2,348,281	0.19%
Karima Bawa	Director	0	0	0.00%
Russell Jones	Director	30,000	$930,000	0.08%
Gregory Waters	Director	67,386	$2,088,966	0.17%
James Anderson	Director	22,386	$693,966	0.06%
Martin Mc Court	Director	42,384	$1,313,904	0.11%
Philip Brace	President & Chief Executive Officer	26,438	$819,578	0.07%
Samuel Cochrane	Chief Financial Officer	21,128	$654,968	0.05%
Pravin Desale	Senior Vice- President, Engineering	8,620	$267,220	0.02%
Jennifer Farac	Corporate Secretary & General Counsel	41	$1,271	0.00%
Steve Harmon	Senior Vice- President, Global Sales	16,261	$504,091	0.04%
Roy MacLean	Senior Vice- President, Operations	12,702	$393,762	0.03%
Tom Mueller	Vice-President, Products	6,606	$204,786	0.02%

Sierra Options

The directors and executive officers of Sierra beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 46,093 Options as of the close of business on August 23, 2022. All of the Options held by the directors and executive officers of Sierra will be treated in the same manner under the Arrangement as Options held by every other holder of Options.

The following table shows the total number Options held by each of the directors and executive officers of Sierra as of August 23, 2022 that are expected to be settled for cash upon closing of the Arrangement in accordance with the Plan of Arrangement and the amounts to be paid for the same, based on the Consideration, but exclusive of applicable withholdings and other source deductions. The Options have exercise prices ranging between $12.72 and $24.47 per Share. See “Particulars of the Arrangement – Arrangement Mechanics”.

Name	Number of Options	Total Cash Payment for Options (USD)(1)
Lori O’Neill	0	0
Thomas Sieber	0	0
Karima Bawa	0	0
Russell Jones	0	0
Gregory Waters	0	0
James Anderson	0	0
Martin Mc Court	0	0
Philip Brace	0	0
Samuel Cochrane	0	0
Pravin Desale	0	0
Jennifer Farac	16,555	$292,427
Steve Harmon	0	0
Roy MacLean	0	0
Tom Mueller	29,538	$484,592

(1)	Options are denominated in CAD and converted to USD at exchange rate of C$1.00 = US$ 0.7672

Sierra RSUs

The directors and executive officers of Sierra beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 430,430 RSUs as of the close of business on August 23, 2022.

The following table shows the total number of RSUs held by each of the directors and executive officers of Sierra who holds RSUs as of August 23, 2022 that are expected to be settled for cash upon closing of the Arrangement in accordance with the Plan of Arrangement and the amounts to be paid for the same, based on the Consideration, but exclusive of applicable withholdings and other source deductions. See “Particulars of the Arrangement – Arrangement Mechanics”.

Name	Number of RSUs	Total Cash Payment for RSUs (USD)
Lori O’Neill	39,969	$1,239,039
Thomas Sieber	7,294	$226,114
Karima Bawa	29,680	$920,080
Russell Jones	43,240	$1,340,440
Gregory Waters	7,294	$226,114
James Anderson	7,294	$226,114
Martin Mc Court	7,294	$226,114
Philip Brace	67,728	$2,099,568
Samuel Cochrane	63,524	$1,969,244
Pravin Desale	65,195	$2,021,045
Jennifer Farac	23,834	$738,854
Steve Harmon	23,144	$717,464
Roy MacLean	18,576	$575,856
Tom Mueller	26,364	$817,284

Sierra PSUs

The directors and executive officers of Sierra beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 508,632 PSUs as of the close of business on August 23, 2022.

The following table shows the total number of PSUs held by each of the directors and executive officers of Sierra who holds PSUs as of August 23, 2022 that are expected to be settled for cash upon closing of the Arrangement in accordance with the Plan of Arrangement and the amounts to be paid for the same, based on the Consideration, but exclusive of applicable withholdings and other source deductions. See “Particulars of the Arrangement – Arrangement Mechanics”.

Name	Number of PSUs(1)	Total Cash Payment for PSUs (USD)(2)
Lori O’Neill	0	0
Thomas Sieber	0	0
Karima Bawa	0	0
Russell Jones	0	0
Gregory Waters	0	0
James Anderson	0	0
Martin Mc Court	0	0
Philip Brace	243,228	$13,808,113
Samuel Cochrane	115,077	$6,766,804
Pravin Desale	65,194	$3,806,490
Jennifer Farac	10,301	$552,854
Steve Harmon	44,268	$2,621,980
Roy MacLean	30,564	$1,772,332
Tom Mueller	0	0

(1)	Number of PSUs does not include adjustment for performance multiples.
(2)	Total cash payment for PSUs includes adjustment for performance multiples pursuant to the Plan of Arrangement.

Change of Control Provisions

The Company has entered into executive employment agreements with each of Philip Brace, Samuel Cochrane, Pravin Desale, Roy MacLean, Steve Harmon, Tom Mueller and Jennifer Farac.

The executive employment agreements for Messrs. Brace, Cochrane, Desale, MacLean, Harmon, Mueller and Ms. Farac provide a “double trigger” approach upon a change of control for severance and accelerated vesting of equity-based awards.

If Messrs. Brace, Cochrane, Harmon, Desale or Ms. Farac’s employment is terminated 3 months prior to, or within 12 months for Messrs. Brace, Harmon, Desale and Ms. Farac or within 18 months for Mr. Cochrane, following a change of control, other than for just cause, disability or death (or is terminated by him or her for “good reason”), the Company will provide such executive with payments and benefits as follows: an amount equal to 24 months’ base salary, 18 months’ health and welfare benefit premiums continuation and 12 months’ target bonus in the case of Mr. Brace; an amount equal to 24 months’ base salary and 24 months’ health and welfare benefit premiums continuation and 12 months’ target bonus in the case of Mr. Cochrane and Ms. Farac; an amount equal to 18 months base salary and health and welfare benefit premiums continuation and 12 months target bonus in the case of Messrs. Harmon and Desale. All unvested RSUs and unexercised options, rights and warrants held by these executives shall be deemed to vest and will be exercisable for 90 days following the date of termination, and all unvested target PSUs will be accelerated and the current performance status against the performance conditions set out in the applicable grant agreement will be applied to determine the total shares to be issued.

If Messrs. MacLean or Mueller’s employment is terminated within 12 months following a change of control, other than for just cause, disability or death (or is terminated by him for “good reason”), the Company will provide such executive, an amount equal to up to 12 months average base salary and average bonus paid over the preceding two years, plus 15% of base salary in lieu of benefits continuation, all unvested RSUs and unexercised options, rights and warrants held by such executive shall be deemed to vest and will be exercisable for 90 days following the date of termination, and all unvested target PSUs will be accelerated and the current performance status against the performance conditions set out in the applicable grant agreement will be applied to determine the total shares to be issued.

The executive employment agreements of Messrs. Brace, Desale and Harmon described above contain provisions that would cut-back any amounts that would be subject to Section 280G of the Internal Revenue Code (the “Code”). However, in connection with the Arrangement, the Purchaser agreed that the Company may take the following actions in respect of potential “excess parachute payments” for “disqualified individuals” (each as defined in Section 280G of the Code): (i) to the extent that the Effective Time is anticipated to occur in 2023, accelerate and pay in 2022 compensation that would otherwise be payable in a future calendar year, provided, that in no event shall any such action materially increase the cost of providing any such payments (provided that an increased payment amount that results solely from an increase to a disqualified individual’s “base amount” or a decrease in the payments characterized as “parachute payments” (each as defined in Section 280G of the Code) as a result of any of the actions contemplated hereby shall not be deemed to be a material increase in the cost of providing such payments); (ii) obtain third party valuations of restrictive covenants; (iii) eliminate any “cut-back” provisions contained in any agreement between the Company or its affiliates and such disqualified individual; and (iv) indemnify any such disqualified individuals on an after-Tax basis for the effect of any excise Taxes imposed under Section 4999 of the Code; provided, however, that (A) in no event shall the maximum aggregate liability of Parent, the Company and their respective affiliates in respect of the excise tax indemnity set forth in the foregoing clause (iv) exceed $15,000,000 (the “Indemnification Amount”) and (B) to the extent the Indemnification Amount is not sufficient to fully indemnify all disqualified individuals on an after-tax basis for the effect of such excise Taxes, such amount shall be applied to reduce the liability of all disqualified individuals who are subject to such excise Taxes on a pro-rated basis.

Assuming that the triggering events requiring the foregoing payments occurred on the Effective Date, and the actions described above in respect of the “disqualified individuals” previously occurred, the above-mentioned executive officers would be entitled to receive the following amounts:

Name	Type of Termination	Salary Entitlement	Bonus Entitlement	Benefits	Total Payout(1)
Philip Brace	Change of control	$1,200,000	$600,000	$48,444	$1,848,444
Samuel Cochrane	Change of control	$613,760	$214,816	$6,982	$835,558
Pravin Desale	Change of control	$495,000	$231,000	$48,444	$774,444
Roy MacLean	Change of control	$247,672	—	$37,051	$284,723
Steve Harmon	Change of control	$433,125	$288,750	$47,080	$768,955
Tom Mueller	Change of control	$158,242	—	$34,524	$192,766
Jennifer Farac	Change of control	$364,420	$54,663	$9,619	$428,702

(1)

Amounts in this column do not include (i) the amounts payable to the executive officers in respect of their Incentive Securities, which are set forth in the tables above and (ii) Indemnification Amounts that may be payable to the executive officers if each executive officer experiences a qualifying termination of employment on the Effective Date, which results in the payment of all of the contingent payments described above to such executive officer. Messrs. Brace, Desale and Harmon would be entitled to receive the following Indemnification Amounts: Mr. Brace: $10,507,366; Mr. Desale: $3,144,117; and Mr. Harmon: $1,153,559. These amounts do not take into account the effect of any strategies to mitigate the effect of Section 280G and 4999 of the Code on the payments being made to such executive officers, which may reduce the Indemnification Amounts.

Sources of Funds for the Arrangement

Assuming that no Shareholders exercise their Dissent Rights, that 39,020,098 Shares are outstanding at the Effective Time, that no Options are exercised prior to the Effective Time and no RSUs or PSUs are settled prior to the Effective Time, under the terms of the Arrangement Agreement: (i) approximately US$1.21 billion will be required to fund the cash consideration for the acquisition of all of the outstanding Shares; and (ii) approximately US$76.21 million will be required to fund the cash payments in respect of the outstanding Options, RSUs and PSUs.

In connection with the execution and delivery of the Arrangement Agreement, the Parent delivered to Sierra a commitment letter (the “Debt Commitment Letter”) dated August 2, 2022 made by JPMorgan Chase Bank, N.A. (the “Lender”), pursuant to which the Lender agreed to provide the Parent with debt financing (the “Committed Debt Financing”) including US$1.151 billion of secured term loans, for the purpose of funding amounts payable by the Parent and the Purchaser in connection with or pursuant to the Arrangement, and a US$600 million secured revolver, for working capital and other general corporate purposes (including in connection with transactions related to the Arrangement), in the event certain amendments to the Parent’s existing revolving credit facility are not obtained. The Parent and the Purchaser make customary representations and covenants under the Arrangement Agreement in respect of the Committed Debt Financing, including with respect to sufficiency of funds. The Debt Commitment Letter provides that the Lender’s commitments and other agreements under the Debt Commitment Letter in respect of the Committed Debt Financing will not terminate prior to the Outside Date set forth in the Arrangement Agreement, unless the Parent voluntarily terminates such commitments, the Arrangement Agreement is validly terminated or the Arrangement is consummated without the use of the Committed Debt Financing. The Debt Commitment Letter also provides for the automatic reduction of commitments of the Lender in connection with the receipt by the Parent or its subsidiaries of other sources of funds, or commitments therefor, to finance the Arrangement.

The Company provides customary covenants in the Arrangement Agreement to use its commercially reasonable efforts to cooperate with the Purchaser in connection with the arrangement, marketing, offering, syndication, documentation and consummation of any financing deemed reasonably necessary or advisable by the Parent or the Purchaser in connection with the consummation of the Arrangement (including using commercially reasonable efforts to assist the Parent or the Purchaser to obtain new or amend any existing credit facilities or arrange for any alternative credit facility or other financing or private or public equity, equity-linked or debt securities offering to be issued or incurred, including in lieu of all or a portion of any bridge facility, and any amendment, modification or replacement of any existing credit facility or debt instrument) (each, including the Committed Debt Financing, a “Covered Financing”), subject to the terms and the limitations set forth in the Arrangement Agreement. The Purchaser is not required to consummate the Arrangement until a marketing period of 15 consecutive Business Days (with customary exclusions and exceptions, including certain limitations related to blackout periods contemplated by the Debt Commitment Letter) has been completed, which, among other things, requires (i) the Purchaser to have received customary financial and other information by the Company to facilitate a Covered Financing and (ii) the Interim Order and the Final Order to have been obtained on terms consistent with the Arrangement Agreement, in order for such period to commence. However, the consummation of the Arrangement is not contingent on obtaining any Covered Financing or any other financing. The Committed Debt Financing will be required to be funded upon the satisfaction or waiver of customary “certain funds” conditions expressly set forth in the Debt Commitment Letter, regardless of whether the Parent’s marketing efforts are successful.

Expenses of the Arrangement

The estimated costs to be incurred by Sierra with respect to the Arrangement and related matters including, without limitation, financial advisory, accounting and legal fees, the costs of preparation, printing and mailing of this Circular and other related documents and agreements, and stock exchange and regulatory filing fees, are expected to be approximately $35 million in the aggregate, excluding applicable taxes.

Except as otherwise provided under the Arrangement Agreement, all fees, costs and expenses of the Parties in connection with the Arrangement are to be paid by the Party incurring such fees, costs and expenses.

THE ARRANGEMENT AGREEMENT

The following is a summary of certain material terms of the Arrangement Agreement, a copy of which is attached as Appendix D to this Circular. This summary and certain capitalized terms referred to in the summary do not contain all of the information about the Arrangement Agreement and is qualified in its entirety by reference to the Arrangement Agreement (which has been filed by the Company under its issuer profile on SEDAR at www.sedar.com). Therefore, Shareholders should read the Arrangement Agreement carefully and in its entirety, as the rights and obligations of Sierra, the Parent and the Purchaser are governed by the express terms of the Arrangement Agreement and not by this summary or any other information contained in this Circular.

The Arrangement Agreement contains representations and warranties made by Sierra, the Parent and the Purchaser. These representations and warranties, which are set forth in the Arrangement Agreement, were made by and to the parties thereto for the purposes of the Arrangement Agreement (and not to other parties such as the Securityholders) and are subject to qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Securityholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Circular, may have changed since the date of the Arrangement Agreement.

On August 2, 2022, Sierra, the Parent and the Purchaser entered into the Arrangement Agreement, under which it was agreed that, subject to the terms and conditions set forth in the Arrangement Agreement, among other things, the Parent, through the Purchaser, will acquire all of the issued and outstanding Shares as part of a Plan of Arrangement, under which Shareholders (other than Dissenting Holders) will receive for each Share US$31.00 in cash. The terms of the Arrangement Agreement are the result of arm’s-length negotiations conducted between Sierra and the Parent and their respective advisors.

At the time specified in the Plan of Arrangement, without any further action by or on behalf of the Optionholder, each Option outstanding immediately prior to the Effective Time shall be deemed vested, immediately following which each Option shall be deemed to be assigned and surrendered to the Company in exchange for an amount in cash from the Company equal to the Consideration less the applicable exercise price in respect of such Option, less any applicable withholdings, and each Option shall immediately be cancelled.

At the time specified in the Plan of Arrangement, without any further action by or on behalf of the RSU Holder, each RSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed vested and transferred to the Company for an amount in cash equal to the Consideration, less any applicable withholdings, and each RSU shall immediately be cancelled.

At the time specified in the Plan of Arrangement, without any further action by or on behalf of the PSU Holder, each Non-Specified PSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed vested into a number of vested Non-Specified PSUs calculated by multiplying each Non-Specified PSU by one and transferred to the Company for an amount in cash equal to the Consideration, less any applicable withholdings, and each Non-Specified PSU shall immediately be cancelled.

At the time specified in the Plan of Arrangement, without any further action by or on behalf of the PSU Holder, each Specified PSU (whether vested or unvested) outstanding immediately prior to the Effective Time shall be deemed vested into a number of vested Specified PSUs calculated by multiplying each Specified PSU by two and transferred to the Company for an amount in cash equal to the Consideration, less any applicable withholdings, and each Specified PSU shall immediately be cancelled.

At the time specified in the Plan of Arrangement, without any further action on behalf of any trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, each Trust Share shall be transferred to the Purchaser in exchange for the Consideration and in connection therewith: (i) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall thereupon be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Company to be held on behalf of the applicable holders and paid to such holders in accordance with the Plan of Arrangement, less any applicable withholdings in accordance to the Plan of Arrangement), (ii) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the amount determined in accordance with the Plan of Arrangement, and (iii) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of Sierra, the Parent and the Purchaser:

(a)	the Required Securityholder Approval has been obtained at the Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order have been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise;

(c)	each of the Key Regulatory Approvals have been made, given or obtained and is in force and has not been rescinded or modified;

(d)	no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Additional Conditions Precedent to the Obligations of the Purchaser

The Arrangement Agreement provides that the obligations of the Purchaser to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion):

(a)

(i) the representations and warranties of the Company regarding organization and qualification, company authorization, execution and binding obligation, no conflict/non-contravention with constating documents, capitalization, Subsidiaries and brokers being true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted under the Arrangement Agreement), as of the Effective Time, as if made at and as of the such time (except for representations and warranties made as of a specified date, such accuracy of which being determined as of such specified date), and (ii) all other representations and warranties of the Company being true and correct in all respects (disregarding any materiality, material or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which being determined as of such specified date), except in the case where the failure to be so true and correct in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(b)

The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time;

(c)

no Proceeding shall be pending or threatened in writing by any Specified Governmental Entity of any jurisdiction in which any of Parent, any Subsidiary of Parent, the Company or any Subsidiary of the Company has any material operations or assets that is reasonably likely to prevent or materially impede the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect (provided, however, that in no event shall any action that would not result in a Burdensome Effect be deemed or considered a Material Adverse Effect); and

(d)	the absence of a Material Adverse Effect that occurred after the date of the Arrangement Agreement and remains continuing.

Additional Conditions Precedent to the Obligations of Sierra

The Arrangement Agreement provides that the obligations of the Company to complete the transactions contemplated by the Arrangement Agreement are subject to the following conditions precedent (each of which is for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion):

(a)

(i) the representations and warranties of the Purchaser and the Parent regarding organization and qualification, corporate authorization and execution and binding obligation being true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted under the Arrangement Agreement) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which being determined as of that specified date); and (ii) all other representations and warranties of the Purchaser and the Parent set forth in the Arrangement Agreement being true and correct in all respects (disregarding any materiality or material qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which being determined as of such specified date), except where the failure to be so true and correct in all respects has not and would not reasonably be expected to, individually or in the aggregate, materially impede or prevent the completion of the Arrangement;

(b)

the Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time; and

(c)

subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent in the Arrangement Agreement (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser shall have provided, or caused to be provided to, the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Shareholders pursuant to the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights), into escrow with the Depositary.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties of the Company relating to certain matters including the following: organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, no conflict/non-contravention, capitalization, shareholders’ and similar agreements, Subsidiaries, securities law matters, financial statements, disclosure controls and internal control over financial reporting, minute books, auditors, no undisclosed liabilities, transactions with directors, officers and employees, absence of collateral benefits, absence of certain changes or events, compliance with laws, authorizations and licenses, opinions of financial advisors, brokers, Board and Special Committee Approval, material contracts, restrictions on conduct of business, real property, personal property, Intellectual Property, business systems, company software, litigation, environmental matters, employees, collective agreements, employee plans, insurance, customers and suppliers, products, inventories, tax matters, non-arm’s length transactions, compliance with anti-bribery laws, Federal Communications Commission licenses and authorizations, radio and telecommunications apparatus and equipment, compliance with the Telecommunications Act, compliance with trade controls laws, money laundering, compliance with data protection laws and compliance with anti-spam laws.

In addition, the Arrangement Agreement contains representations and warranties of the Parent and the Purchaser relating to certain matters including the following: organization and qualification, corporate authorization, execution and binding obligation, governmental authorization, no conflict/non-contravention, litigation, financing, security ownership, the status of the Purchaser under the Investment Canada Act and ownership of the Purchaser by the Parent.

Sierra Covenants

Covenants Regarding Conduct of Business

In the Arrangement Agreement, Sierra agreed to certain customary negative and affirmative covenants relating to the operation of its business between the date of the Arrangement Agreement and until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms. In particular, Sierra agreed, except: (a) with the express prior written consent of the Purchaser, (b) as expressly required or permitted by the Arrangement Agreement, (c) as required by applicable Law, (d) to comply with or implement any COVID-19 measures (provided that, in respect of any COVID-19 measures, so long as the Company notifies the Purchaser reasonably promptly of such actions and considers in good faith any reasonable requests of the Purchaser with respect thereto), (e) as contemplated by any Pre-Acquisition Reorganization, or (f) as expressly set out in the Company Disclosure Letter, the Company shall and shall cause each of its Subsidiaries to (i) conduct business in the ordinary course and in accordance with all applicable Laws in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve, in the ordinary course, its and its Subsidiaries’ business organization, operations, assets, properties, authorizations, Intellectual Property, goodwill and relationships with all employees, significant customers and significant suppliers of the Company or any of its Subsidiaries, landlords, creditors, lessors, lessees, suppliers, licensors, licensees, strategic or alliance partners and other persons or entities, in each case with whom the Company or any of its Subsidiaries have material business relations in the ordinary course. Notwithstanding this, the Company shall not be deemed to have failed to satisfy its obligations to the extent such failure resulted from the Company’s failure to take any action prohibited by the Arrangement Agreement. Without limiting the generality of the foregoing, during such above-mentioned time period and subject to such above-mentioned exceptions, the Company agreed that it will not, and will cause its Subsidiaries not to:

(a)	amend any portion of any of the constating documents of the Company or any of its Subsidiaries;

(b)	adjust, split, combine, reclassify or amend the terms of any securities of the Company or any of its Subsidiaries or reorganize, amalgamate or merge the Company, or any Subsidiary of the Company;

(c)	reduce the stated capital of the securities of the Company or any of its Subsidiaries;

(d)

purchase, redeem, repurchase or otherwise acquire or offer to purchase, redeem, repurchase or otherwise acquire any class of its securities, whether pursuant to any existing or future contract, arrangement, purchase plan, normal course issuer bid or otherwise;

(e)

adopt a plan of complete or partial liquidation, arrangement, dissolution, amalgamation, merger, consolidation, restructuring, recapitalization, winding-up or other reorganization of the Company or any of its Subsidiaries, or file a petition in bankruptcy under any applicable Law on behalf of the Company or any of its Subsidiaries, or consent to the filing of any bankruptcy petition against the Company or any of its Subsidiaries under any applicable Law;

(f)

enter into any new line of business or discontinue any existing line of business, or enter into any agreement or arrangement that would limit or restrict in any material respect the Company or any of its Subsidiaries from competing or carrying on any business in any manner, or that would prevent the Company or any of its Subsidiaries from soliciting, recruiting, encouraging or inducing employees of any third party from becoming employed or engaged as consultant by the Company or any of its Subsidiaries;

(g)

issue, grant, deliver, sell, exchange, amend, modify, accelerate, pledge or otherwise subject to any Lien (other than permitted liens), or authorize any such action in respect of, (i) any securities of the Company or any of its Subsidiaries, (ii) options, warrants, equity or equity-based awards or other rights to acquire, or exercisable or exchangeable for, or convertible into, any securities of the Company or any of its Subsidiaries (including any Incentive Securities, as applicable), or (iii) any rights that are linked in any way to the price of any shares of, or to the value of or of any part of, or to any dividends or distributions paid on any shares of, the Company or any of its Subsidiaries (including any Incentive Securities), in each case other than the issuance of Shares issuable upon the settlement of Options, RSUs and PSUs outstanding on the date of the Arrangement Agreement in accordance with the terms of the incentive plans;

(h)

make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on, any class of securities of the Company or any of its Subsidiaries;

(i)

acquire (by amalgamation, merger, consolidation, exchange, purchase of securities, contributions to capital or purchase, lease or license of assets or otherwise), directly or indirectly, in one transactions or in a series of related transactions, any interest in any person or entity, assets, properties, securities, interests or businesses having a cost, on a per transaction basis, in excess of $2,500,000 and subject to a maximum of $5,000,000 for all such transactions, other than any contract for the sale or procurement of goods or services entered into on arm’s length terms with a customer or supplier of the Company or any Subsidiary in the ordinary course, or enter into any joint venture, legal partnership or similar arrangement with any third person or entity;

(j)	make any capital expenditures or commitments in excess of $2,500,000 individually or $10,000,000 in the aggregate;

(k)

make any material changes to any Company platform or business system owned by or controlled by the Company or its Subsidiaries or any policies, procedures or practices of the Company or any of its Subsidiaries in respect thereof, other than in the ordinary course;

(l)

sell, sell and lease back, pledge, exclusively licence, lease, sublease, alienate, dispose, swap, transfer or voluntarily lose the right to use, in whole or in part, or otherwise dispose of, or subject to any Lien (other than permitted liens), any Company asset or any interest in any Company asset, or waive, cancel, release or assign to any person or entity (other than the Company and its wholly-owned Subsidiaries) any material right or claim (including indebtedness owed to the Company and its Subsidiaries), except for (i) Company assets sold, leased, licensed, disposed of or otherwise transferred in the ordinary course and that are not, individually or in the aggregate, material to the Company and its Subsidiaries, (ii) obsolete, damaged or destroyed assets in the ordinary course or Intellectual Property that is no longer used or useful in any material respect in the business of the Company and its Subsidiaries, (iii) transfers of assets between one or more of the Company and its wholly-owned Subsidiaries, (iv) as expressly required pursuant to the terms of any Material Contract in effect on the date of the Arrangement Agreement, and (v) expiration of owned Registered Intellectual Property in accordance with the applicable statutory period;

(m)

except in the ordinary course, make any loan or similar advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any person or entity, other than the Company and any wholly-owned Subsidiary of the Company;

(n)

prepay any long-term indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for, in one transaction or in a series of related transactions, any indebtedness or guarantees thereof, in each case, other than (i) indebtedness incurred in the ordinary course not in excess of $5,000,000 in the aggregate, (ii) indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or by the Company to another wholly-owned Subsidiary of the Company or (iii) in connection with the refinancing of any indebtedness outstanding on the date hereof and effected at the direction of the Purchaser pursuant to the transactions contemplated by the Arrangement Agreement;

(o)

except as may be required by the terms of any written employment contract or employee plan existing on the date of the Arrangement Agreement or as otherwise set forth or permitted by the Arrangement Agreement:

(i)	grant any increase in the rates of wages, salaries, benefits, bonuses or other remuneration of any employees (other than increases in the ordinary course that are not material in the aggregate and solely with respect to employees that are not members of senior management);

(ii)	grant any increase in the rates of wages, salaries, benefits, bonuses, or other remuneration of any member of senior management;

(iii)

grant or increase any indemnification, retention, severance, change of control, transaction-based award, bonus or termination or similar compensation or benefits payable to any current or former employee, officer, director, consultant, agent or independent contractor of the Company or any of its Subsidiaries;

(iv)

hire or engage any employee or promote any existing employee, other than employees (other than at the senior management or vice presidents level) in the ordinary course on terms consistent with similarly situated employees, and employees at the senior management or vice presidents level, hired or promoted in the ordinary course, after reasonable consultation with the Purchaser;

(v)	terminate any member of senior management without cause;

(vi)

make any changes to the terms and conditions of employment applicable to any group of employees, as reflected in work rules, employee handbooks, policies and procedures, or otherwise (other than as permitted in (i) above);

(vii)

establish, adopt, enter into, amend or terminate any employee plan, or increase or accelerate the timing of any funding obligation, funding contribution or payment of any compensation or benefits under any employee plan, other than renewals of any employee plans that are health or welfare plans in the ordinary course that do not materially increase the cost of such employee plan; or

(viii)	reduce the Company’s or any of its Subsidiaries’ work force in a material way or so as to trigger any collective dismissal, plant closure or mass layoff provisions under applicable Laws;

(p)	enter into, modify or terminate or cancel any collective agreement or grant recognition to any labour union or similar labour organization for purposes of collective bargaining;

(q)

disclose any material trade secrets or material confidential information pertaining to the Company or any of its Subsidiaries to any person or entity, other than in the ordinary course to persons or entities who are under a contractual, legal, or ethical obligation to maintain the confidentiality of such information or to the Purchaser and its representatives;

(r)

except as contemplated in the Arrangement Agreement, amend, modify or terminate, cancel or let lapse, any insurance (or re-insurance) policy of the Company or any of its Subsidiaries, unless, simultaneously with any termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums (other than increases reflecting changing market rates) are in full force and effect, and provided that no such termination, cancellation or lapse causes the Company or such Subsidiary to be in default of any Material Contract to which it is a party or by which it is bound or material authorization;

(s)

amend any existing or material authorization, or abandon or fail to diligently pursue any application for any required material authorization, or take or omit to take any action that would reasonably be expected to lead to the termination of, or imposition of conditions on, any such material authorization;

(t)

commence, waive, release, assign, settle or compromise any Proceeding or threatened Proceeding, in each case other than settlements or compromises in the ordinary course that involve only: (i) the payment of monetary damages (net of any payments or proceeds received through insurance) not in excess of $1,000,000 individually or $5,000,000 in the aggregate, or (ii) the payment of immaterial non-monetary compensation and/or immaterial restrictions, in each case without any admission of wrongdoing by the Company or any of its Subsidiaries and without the imposition of any material restrictions (including through the granting of equitable relief) on the business and operations of the Company or any of its Subsidiaries;

(u)

(i) materially amend or modify any Material Contract, or (ii) enter into, terminate or cancel any Material Contract (provided, however that the monetary thresholds provided for in each of the subparagraphs (a) and (b) of the definition of Material Contract shall be deemed to be $5,000,000 and $10,000,000, respectively);

(v)

engage in any transaction with any member of senior management, vice-president, director or any of their immediate family members (including spouses) or any related party (within the meaning of Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions), other than (i) expense reimbursements and advances in the ordinary course, (ii) employment contracts with employees hired in accordance with the Arrangement Agreement, or (iii) transactions between the Company and any of its wholly-owned Subsidiaries or between two or more wholly-owned Subsidiaries;

(w)

make, change or revoke any material Tax election, make any change in Tax or financial accounting policies, practices, principles, methods or procedures, except as required by concurrent changes in applicable Law or as required by U.S. GAAP, file any Tax Return other than in the ordinary course of business consistent with past practices, file any amended income or other material Tax Return, settle or compromise any Proceeding for a material amount of Taxes or assessments relating to Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, surrender a claim for any Tax refund, enter into any Tax sharing or similar agreement, or apply for, obtain, or enter into any Tax ruling, closing agreement or other similar contract, agreement or arrangement with a governmental entity relating to Taxes;

(x)

take any action or fail to take any action that would or would reasonably be expected to in the aggregate (i) cause the Tax attributes of assets of the Company or any of its Subsidiaries or the amount of Tax loss carry-forwards of the Company or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax Returns, or (ii) render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor of the Company;

(y)	enter into or terminate any swap outside of the ordinary course;

(z)

grant or commit to grant a licence or otherwise transfer any Company Intellectual Property or rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than to (i) the Company or wholly-owned Subsidiaries of the Company and (ii) non-exclusive licences granted in the ordinary course;

(aa)

abandon or withdraw, or permit the lapse, cancellation, or expiration of any owned Registered Intellectual Property that is material to the Company and its Subsidiaries taken as a whole (except for expiration of owned Registered Intellectual Property in accordance with the applicable statutory period); or

(bb)	authorize, agree, offer, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

Covenants of the Company Regarding the Performance of Obligations

Sierra further agreed that it shall, and shall cause its Subsidiaries, to perform all obligations required to be performed by the Company or any of its Subsidiaries subject to the terms and conditions of the Arrangement Agreement, reasonably cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to:

(a)

use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement to the Purchaser’s obligation to complete the closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it or its Subsidiaries with respect to the Arrangement Agreement or the Arrangement;

(b)

use commercially reasonable efforts to provide, obtain and maintain all third party notices or other notices and consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably required or reasonably requested by the Purchaser in connection with the Arrangement, the Arrangement Agreement or the other transactions contemplated thereby, in each case, that are required under any Material Contract to which the Company or any of its Subsidiaries is a party or those required to maintain in full force and effect any material authorization held by the Company or any of its Subsidiaries in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any material consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(c)

use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by governmental entities from the Company and its Subsidiaries relating to the Arrangement;

(d)

use commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Arrangement Agreement or the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any governmental entity vacated or reserved, so as to enable closing to occur as soon as reasonably practicable (provided, that neither the Company nor any of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed);

(e)

use commercially reasonable efforts to not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement; and

(f)

use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Board of Directors and, to the extent requested by the Purchaser in writing no later than ten (10) Business Days prior to the Effective Time, each member of the board of directors of the Company’s wholly-owned Subsidiaries, and using commercially reasonable efforts to cause them to be replaced by persons designated or nominated by the Purchaser effective as of the Effective Time.

Purchaser Covenants

The Purchaser agreed that it shall perform all obligations required or reasonably desirable to be performed by the Purchaser under the Arrangement Agreement, reasonably cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or reasonably desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement and the Purchaser shall:

(a)

use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement to the Company’s obligation to complete the closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it with respect to the Arrangement Agreement or the Arrangement, provided, however, that under no circumstances will the Purchaser be required to agree or consent to any increase in the Consideration;

(b)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(c)

use commercially reasonable efforts to oppose, lift or rescind any order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, the Arrangement Agreement or the transactions contemplated thereby; and

(d)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by the Arrangement Agreement.

Regulatory Approvals

The Arrangement Agreement provides that, subject to the terms thereof, each of the parties to the Arrangement Agreement shall as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents and Authorizations, including the Regulatory Approvals, from all Governmental Entities that may be or become necessary for its execution and delivery of the Arrangement Agreement and the performance of its obligations under the Arrangement Agreement. Each Party shall co-operate fully with the other Parties and their affiliates in promptly seeking to obtain all such consents or Authorizations, including the Regulatory Approvals, from such Governmental Entities. The Purchaser’s reasonable best efforts shall not require the Purchaser to enter into any settlement, undertaking, consent decree, consent agreement, commitment, stipulation or other agreement or take any action or agree to take any action (including without limitation any divestitures), that would adversely affect any of the business, operations or assets of the Purchaser and its affiliates, or that would adversely affect the business, operations or assets of the Company and its Subsidiaries, other than, if required in order to obtain a Key Regulatory Approval, the entry into a settlement, undertaking, consent decree, consent agreement, commitment, stipulation or other agreement, in each case, that does not have a Burdensome Effect.

Financing Arrangements

In connection with the execution and delivery of the Arrangement Agreement, the Parent delivered to Sierra the Debt Commitment Letter, which provides for the Committed Debt Financing. The term loan portion of the Committed Debt Financing may be used for the purpose of funding amounts payable by the Parent and the Purchaser in connection with or pursuant to the Arrangement, and the revolver portion of the Committed Debt Financing may be used for working capital and other general corporate purposes (including in connection with the transactions related to the Arrangement). The Parent and the Purchaser make customary representations and covenants under the Arrangement Agreement in respect of the Committed Debt Financing, including with respect to sufficiency of funds. The Debt Commitment Letter provides that the Lender’s commitments and other agreements under the Debt Commitment Letter in respect of the Committed Debt Financing will not terminate prior to the Outside Date set forth in the Arrangement Agreement, unless the Parent voluntarily terminates such commitments, the Arrangement

Agreement is validly terminated or the Arrangement is consummated without the use of the Committed Debt Financing. The Debt Commitment Letter also provides for the automatic reduction of commitments of the Lender in connection with the receipt by the Parent or its subsidiaries of other sources of funds, or commitments therefor, to finance the Arrangement.

The Company has agreed that it shall, and shall cause its Subsidiaries to, prior to the earlier of the closing and termination of the Arrangement Agreement and subject to applicable law and the terms and limitations set forth in the Arrangement Agreement, use commercially reasonable efforts to provide and to cause their respective Representatives to provide such customary cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangement, marketing, offering, syndication, documentation and consummation of any financing deemed reasonably necessary or advisable by the Parent or the Purchaser in connection with the consummation of the Arrangement (including using commercially reasonable efforts to assist the Parent or the Purchaser to obtain new or amend any existing credit facilities or arrange for any alternative credit facility or other financing or private or public equity, equity-linked or debt securities offering to be issued or incurred, including in lieu of all or a portion of any bridge facility, and any amendment, modification or replacement of any existing credit facility or debt instrument).

The Purchaser is not required to consummate the Arrangement until a marketing period of 15 consecutive Business Days (with customary exclusions and exceptions) has been completed in accordance with the Arrangement Agreement. However, the Parent and the Purchaser acknowledged and agreed that obtaining any financing is not a condition to any of their respective obligations under the Arrangement Agreement. The Committed Debt Financing will be required to be funded upon the satisfaction or waiver of customary “certain funds” conditions expressly set forth in the Debt Commitment Letter, regardless of whether the Parent’s marketing efforts are successful.

See “Particulars of the Arrangement – Sources of Funds for the Arrangement”.

Pre-Acquisition Reorganization

The Company agreed that, subject to certain exceptions set out in the Arrangement Agreement, upon request of the Purchaser, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (a) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to perform such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably (each a “Pre-Acquisition Reorganization”), (b) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (c) cooperate with the Purchaser and its advisors to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably requested by the Purchaser (based on the applicable terms of the contract or Authorization) in connection with the Pre-Acquisition Reorganizations, if any. In addition, if the Arrangement Agreement is terminated, the Purchaser agreed to (a) reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses incurred with the Pre-Acquisition Reorganization and (b) to indemnify the Company, its Subsidiaries from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgements and Taxes (including the use of Tax attributes) suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including any rewinding thereof), or in taking reasonable steps to reverse or unwind any Pre-Acquisition Reorganization.

Non-Solicitation Obligations

The Arrangement Agreement provides that, until the earlier of the termination of the Arrangement Agreement and the Effective Time, subject to certain exceptions, Sierra shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives, or affiliates or otherwise:

•

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer (public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

•

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person or entity (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

•	make a Change in Recommendation;

•

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal, it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement or public disclosure of such Acquisition Proposal or, in the event the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting (or, if the public announcement were made less than three (3) Business Days prior to the Meeting, prior to the second Business Day before the Meeting) will not be considered to be in violation of the Arrangement Agreement, provided that the Board of Directors has rejected such Acquisition Proposal and affirmed the Board recommendation by press release before the end of such period; or

•

accept, approve, endorse, recommend or enter into, or publicly propose to accept, approve, endorse, recommend, execute or enter into, any letter of intent, memorandum of understanding, acquisition agreement, agreement in principle or similar agreement with any person or entity in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement).

Under the Arrangement Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only the Company and one or more of its wholly owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any person or entity or group of persons or entities other than the Purchaser (or any affiliate of the Purchaser) made after the date of the Arrangement Agreement relating to (a) any direct or indirect sale, disposition, alliance or joint venture (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of, or involving, assets (including voting or equity securities of, or securities convertible into or exercisable or exchangeable for voting or equity securities of, Subsidiaries of the Company) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole, or 20% or more of the voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities), (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of transactions, that, if consummated, would result in such person or entity or group of persons or entities beneficially owning, or exercising control or direction over, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for such voting or equity securities) of the Company (or any of its Subsidiaries whose assets individually or collectively represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries, taken as a whole) then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for such voting or equity securities), or (c) any arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license, in a single transaction or series of transactions involving the Company or any of its Subsidiaries whose assets individually or collectively represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries, taken as a whole, in each case, determined based upon the most recently publicly available consolidated financial statements of the Company.

Except as otherwise expressly provided in the Arrangement Agreement, Sierra agreed that it shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussion, negotiations or other activities commenced prior to the date of the Arrangement Agreement with any person or entity (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that (x) if made after the date of the Arrangement Agreement would have constituted an Acquisition Proposal; or (y) may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection with such termination shall:

(a)

immediately discontinue access to, and disclosure of, all information regarding the Company and its Subsidiaries to any such person or entity, including any Data Room (whether physical or virtual) and any confidential information, properties, facilities and books and records of the Company or any of its Subsidiaries; and

(b)

request from any such person or entity, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such person or entity other than the Purchaser, its affiliates and their respective Representatives since April 1, 2022 in respect of any inquiry, proposal or offer that, if made after the date of the Arrangement Agreement, would have constituted or would have been reasonably expected to constitute or lead to, an Acquisition Proposal, and (ii) the destruction of all material to the extent including or incorporating such confidential information regarding the Company or any of its Subsidiaries, in each case, to the extent that such information has not previously been returned or destroyed (subject to the terms of the applicable confidentiality or similar agreement, including the rights of retention that such persons or entities may have thereunder).

Right to Match

Pursuant to the Arrangement Agreement, if at any time following the date of the Arrangement Agreement and prior to obtaining the Required Securityholder Approval, the Company receives an Acquisition Proposal that constitutes a Superior Proposal, the Board of Directors may, subject to compliance with the Arrangement Agreement, enter into a definitive agreement with respect to such Superior Proposal or make a Change in Recommendation in respect of such Superior Proposal, if and only if:

(a)	the Company has been, and continues to be, in compliance with its obligations under the non-solicitation provisions of the Arrangement Agreement in all material respects;

(b)

the Company has delivered to the Purchaser a written notice of the determination of the Board of Directors that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board of Directors to enter into a definitive agreement and make a Change in Recommendation with respect to such Superior Proposal (the “Superior Proposal Notice”);

(c)	the Company has provided the Purchaser a copy of the definitive agreement for the Superior Proposal and all other material agreements to be entered into in connection therewith;

(d)

at least four (4) full Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the requisite materials;

(e)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with the Arrangement Agreement, to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)

after the Matching Period, the Board of Directors has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisors, (i) that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser) and (ii) that the failure by the Board of Directors to cause the Company to enter into a definitive agreement and make a Change in Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(g)	prior to or concurrently with entering into such definitive agreement, the Company terminates the Arrangement Agreement and pays the Termination Fee.

During the Matching Period, or such longer period as the Company may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and the Arrangement Agreement in order for such Acquisition Proposal to cease to be a Superior

Proposal and the Board of Directors (and Special Committee) shall, in consultation with the Company’s outside legal counsel and financial advisors, review any offer made by the Purchaser under clause (e) above to amend the terms of the Arrangement Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) if the Acquisition Proposal would no longer constitute a Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the Board of Directors determines (based upon, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend the Arrangement Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of the right to match provision in the Arrangement Agreement, and the Purchaser shall be afforded a new full three (3) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the required materials with respect to each new Superior Proposal from the Company.

Termination

The Arrangement Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time by:

(a)	mutual written agreement of Sierra, the Parent and the Purchaser;

(b)	either the Company or the Purchaser, if

(i)

the Required Securityholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a party may not terminate the Arrangement Agreement pursuant to this provision if the failure to obtain the approval of the Shareholders has been primarily caused by, or is a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Arrangement Agreement;

(ii)

any Law (including with respect to the Key Regulatory Approvals) is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a party may not terminate the Arrangement Agreement pursuant to this provision if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Arrangement Agreement; or

(iii)

the Effective Time does not occur on or prior to the Outside Date, provided that a party may not terminate the Arrangement Agreement pursuant to this provision if the failure of the Effective Time to so occur has been primarily caused by, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Arrangement Agreement;

(c)	the Company, if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or the Parent under the Arrangement Agreement occurs that would cause the condition regarding the accuracy of the representations and warranties of the Purchaser or the Parent or the condition regarding the performance of the covenants of the Purchaser or the Parent not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the Arrangement Agreement; provided that the Company is not then in breach of the Arrangement Agreement so as to cause either the condition regarding the accuracy of the representations and warranties of the Company or the condition regarding the performance of the covenants of the Company not to be satisfied; or

(ii)

prior to obtaining the Required Securityholder Approval, the Board of Directors authorizes the Company, in accordance with the Arrangement Agreement, to enter into a written agreement (other than an acceptable confidentiality agreement) with respect to a Superior Proposal provided that the Company is not in breach of the non-solicitation provisions in the Arrangement Agreement and that prior to or concurrent with such termination the Company pays the Termination Fee; or

(d)	the Purchaser, if:

(i)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurs that would cause the condition regarding the accuracy of representations and warranties of the Company or the condition regarding the performance of the covenants of the Company not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the Arrangement Agreement; provided that each of the Purchaser and the Parent is not then in breach of the Arrangement Agreement so as to cause either the condition regarding the accuracy of the representations and warranties of the Purchaser and the Parent or the condition regarding the performance of the covenants of the Purchaser not to be satisfied; or

(ii)

prior to the obtaining of the Required Securityholder Approval, if (A) the Board of Directors or any committee thereof fails to recommend or withdraws, amends, modifies or qualifies or publicly proposes or states an intention to withdraw, amend, modify or qualify, the recommendation of the Board of Directors that Securityholders vote in favour of the Arrangement Resolution, (B) the Board of Directors or any committee thereof accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner), (C) the Board of Directors or any committee thereof fails to publicly recommend or reaffirm by press release the recommendation of the Board of Directors that Securityholders vote in favour of the Arrangement Resolution within five (5) Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting (or, if the public announcement were made less than three (3) Business Days prior to the Meeting, prior to the second Business Day before the Meeting)), (D) the Board of Directors or any committee thereof accepts, approves, endorses, recommends or authorizes the Company to enter into a written agreement (other than an acceptable confidentiality agreement) concerning an Acquisition Proposal (in each of the cases set forth in Clause (A), (B), (C), or (D), a “Change in Recommendation”) or (E) the Company breaches the non-solicitation provisions of the Arrangement Agreement in any material respect.

Termination Fee

If a Termination Fee Event occurs, the Company shall pay the termination fee of US$45 million (the “Termination Fee”) to the Parent by wire transfer of immediately available funds to an account designated by the Parent on the timing set forth in the Arrangement Agreement and summarized below. If the Arrangement Agreement is terminated (each below a “Termination Fee Event”):

(a)

by the Company, if, prior to obtaining the Required Securityholder Approval, the Board of Directors authorizes the Company, in accordance with the Arrangement Agreement, to enter into a written agreement (other than an acceptable confidentiality agreement) with respect to a Superior Proposal provided that the Company is not in breach of the non-solicitation provision in the Arrangement Agreement (and prior to or concurrent with such Termination Fee Event described in this paragraph (a), the Company must pay the Termination Fee to the Parent);

(b)

by the Purchaser, if, prior to obtaining the Required Securityholder Approval, a Change in Recommendation occurs or the Company breaches the non-solicitation provisions of the Arrangement Agreement in any material respect (and following such Termination Fee Event described in this paragraph (b), the Company must pay the Termination Fee to the Parent within five (5) Business Days);

(c)

by either the Company or the Purchaser, because the Required Securityholder Approval was not obtained at the Meeting and (i) the failure to obtain the approval of the Shareholders was not primarily caused by, or a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Arrangement Agreement, and (ii) at such time the Purchaser is entitled to terminate the Arrangement Agreement due to (x) a Change in Recommendation or (y) a breach by the Company of the non-solicitation provisions of the Arrangement Agreement in any material respect (and following such Termination Fee Event described in this paragraph (c), the Company must pay the Termination Fee to the Parent within five (5) Business Days);

(d)

(A) by either the Company or the Purchaser because, (i) the Required Securityholder Approval was not obtained at the Meeting and the failure to obtain the approval of the Shareholders was not primarily caused by, or a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Arrangement Agreement or (ii) the Effective Time does not occur on or prior to the Outside Date, and the failure of the Effective Time to so occur was not primarily caused by, or a result of, a breach by such party of any of its representations or warranties or the failure of such party to perform any of its covenants or agreements under the Arrangement Agreement, or (B) by the Purchaser (i) due to a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under the Arrangement Agreement occurred that would cause the condition regarding the accuracy of representations and warranties of the Company or the condition regarding the performance of the covenants of the Company not to be satisfied, (ii) such breach or failure is incapable of being cured or is not cured in accordance with the Arrangement Agreement, (iii) each of the Purchaser and the Parent is not then in breach of the Arrangement Agreement so as to cause either the condition regarding the accuracy of the representations and warranties of the Purchaser and the Parent or the condition regarding the performance of the covenants of the Purchaser and the Parent not to be satisfied and (iv) such termination is due to a willful breach or fraud, if, in either of the cases described in clause (A) or (B):

(i)

prior to such termination, a bona fide Acquisition Proposal is publicly announced or otherwise publicly disclosed by any person or entity (other than the Purchaser, the Parent or any of their respective affiliates); and

(ii)

within twelve (12) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company and/or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a written agreement (other than an acceptable confidentiality agreement), in respect of, or the Board of Directors approves or recommends, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination);

provided that, for the purposes of this paragraph (d), all references to “20% or more” in the definition of Acquisition Proposal shall be changed to “50% or more” (and following such Termination Fee Event described in this paragraph (d), the Company must pay the Termination Fee to the Parent prior to or simultaneously with the consummation of the Acquisition Proposal).

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, Sierra obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Circular.

Subject to obtaining the Required Securityholder Approval at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on or about September 29, 2022 at 10:00 a.m. (Vancouver time) in the Court at 800 Smithe Street, Vancouver, British Columbia. Any Securityholder or other person who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the notice of hearing (the “Notice of Hearing”) of Petition and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Hearing and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Hearing of Petition is attached as Appendix G to this Circular.

If (a) the Required Securityholder Approval is obtained, (b) the Final Order is obtained, and (c) all other conditions under the Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed and the Arrangement will become effective on the Effective Date.

Canadian Securities Law Matters

Sierra is a reporting issuer under applicable Canadian securities legislation in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and is, among other things, subject to MI 61-101.

MI 61-101 is intended to regulate certain transactions to ensure equality of treatment among securityholders, generally requiring in certain circumstances enhanced disclosure, approval by a majority of securityholders excluding interested or related parties, independent valuations and/or approval and oversight of certain transactions by a special committee of independent directors. The protections afforded by MI 61-101 apply to “business combinations” (as such term is defined in MI 61-101) which terminate the interests of securityholders without their consent. If any of the “related parties” (as defined in MI 61-101) of Sierra is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with the Arrangement, the Arrangement would constitute a “business combination” for the purposes of MI 61-101 and the Arrangement Resolution would, subject to certain exceptions, require “minority approval” in accordance with MI 61-101. If “minority approval” were required, the Arrangement Resolution would have had to have been approved by a majority of the votes cast, excluding those votes beneficially owned, or over which control or direction is exercised, by the “related parties” of Sierra who can be considered to be receiving a “collateral benefit” in connection with the Arrangement, their related parties and any “joint actors” (as defined in MI 61-101) thereof. This approval would have been in addition to the requirement under the CBCA and the Interim Order that the Arrangement must be approved by at least two-thirds (66 2⁄3%) of the votes cast by the Shareholders present in person or represented by proxy and at least two-thirds (66 2⁄3%) of the votes cast Securityholders, voting together as a single class, at the Meeting and entitled to vote thereat.

A “collateral benefit”, as defined under MI 61-101, includes any benefit that a “related party” of Sierra (which includes the directors and senior officers of Sierra) is entitled to receive as a consequence of the Arrangement, including a lump sum payment or an enhancement in benefits related to past or future services as an employee, director or consultant of Sierra; however, such a benefit will not constitute a “collateral benefit” provided that certain conditions are satisfied. Under MI 61-101, a benefit received by a related party of Sierra is not considered to be a collateral benefit if the benefit is received solely in connection with the related party’s services as an employee, director or consultant of Sierra or an affiliated entity and: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the Arrangement; (ii) the conferring of the benefit is not, by its terms, conditional on the related party supporting the Arrangement in any manner; (iii) full particulars of the benefit are disclosed in this Circular; and (iv) either (A) at the time the Arrangement was agreed to, the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding Shares, or (B) (x) the related party discloses to an independent committee of the Board of Directors of Sierra the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the Shares beneficially owned by the related party, (y) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in (x), and (z) the independent committee’s determination is disclosed in this Circular.

To the knowledge of Sierra, there are no related parties, as defined under MI 61-101, of Sierra who, at the time the Arrangement was agreed to, together with their associated entities, may each be considered to beneficially own or exercise control or direction over more than 1% of the Shares. The calculation of beneficial ownership has been performed pursuant to provisions of MI 61-101 which require that all Shares which could be acquired on the exercise or settlement of Incentive Securities held by the above individuals within 60 days of August 2, 2022 be included in the number of Shares each is deemed to beneficially own. The following table sets out the names and beneficial ownership of Shares of the directors and senior officers of Sierra, calculated in accordance with MI 61-101, as of August 2, 2022.

Name and Position	Shares	Vested Options	Unvested Options(1)	Vested RSUs	Unvested RSUs(1)	Vested PSUs	Unvested PSUs(1) (2)	Total Beneficial Ownership of Shares	Percentage of Beneficial Ownership of Shares
LORI O’NEILL, Director	—	—	—	32,675	7,294	—	—	32,675	0.08%
THOMAS SIEBER, Director	75,751	—	—	—	7,294	—	—	75,751	0.19%
KARIMA BAWA, Director	—	—	—	22,386	7,294	—	—	22,386	0.06%
RUSSELL JONES, Director	30,000	—	—	35,946	7,294	—	—	65,946	0.17%
GREGORY WATERS, Director	67,386	—	—	—	7,294	—	—	67,386	0.17%
JAMES ANDERSON, Director	22,386	—	—	—	7,294	—	—	22,386	0.06%
MARTIN MC COURT, Director	42,384	—	—	—	7,294	—	—	42,384	0.11%
PHILIP BRACE, President & Chief Executive Officer	18,000	—	—	13,347	67,728	—	243,228	31,347	0.08%
SAMUEL COCHRANE, Chief Financial Officer	21,128	—	—	—	63,524	—	115,077	21,128	0.05%
PRAVIN DESALE, Senior Vice-President, Engineering	8,620	—	—	—	65,195	—	65,194	8,620	0.02%
JENNIFER FARAC, Corporate Secretary & General Counsel	41	10,236	6,319	9,701	14,133	—	10,301	19,978	0.05%
STEVE HARMON, Senior Vice-President, Global Sales	16,261	—	—	—	23,144	—	44,268	16,261	0.04%

Name and Position	Shares	Vested Options	Unvested Options(1)	Vested RSUs	Unvested RSUs(1)	Vested PSUs	Unvested PSUs(1) (2)	Total Beneficial Ownership of Shares	Percentage of Beneficial Ownership of Shares
ROY MACLEAN, Senior Vice-President, Operations	12,702	—	—	—	18,576	—	30,564	12,702	0.03%
TOM MUELLER, Vice-President, Products	6,606	24,356	5,182	—	26,364	—	—	30,962	0.08%

(1)	Unvested Incentive Securities includes all Incentive Securities that will not vest within 60 days of August 2, 2022
(2)	Does not account for unvested performance multipliers

As a result of the foregoing, pursuant to MI 61-101, the Arrangement is not a “business combination”. Accordingly, the Company is not required to receive “minority approval” of the Arrangement or provide a “formal valuation” in accordance with MI 61-101.

Please see “Particulars of the Arrangement – Interests of Certain Persons in the Arrangement” for details of the benefits to be received by each of the directors and senior officers of Sierra.

Stock Exchange De-Listing and Reporting Issuer Status

The Shares are currently listed on the TSX under the symbol “SW” and the NASDAQ under the symbol “SWIR”. It is expected that trading of the Shares will cease in the public market shortly after completion of the Arrangement and the Shares will cease to be listed on the TSX and the NASDAQ. In addition, the Purchaser will seek to have Sierra deemed to have ceased to be a reporting issuer under Canadian Securities Laws, as a result of which Sierra will also cease to be required to file continuous disclosure documents with Canadian Securities Administrators upon ceasing to be a reporting issuer in Canada. Sierra will deregister its Shares under the U.S. Exchange Act subsequent to its filing and deemed effectiveness of a Form 15 (or Form 15F, as applicable). As of the Effective Date, Sierra Share certificates will only represent the right of a Registered Shareholder to receive, upon surrender thereof, the cash to which such holder is entitled under the Arrangement.

PROCEDURES FOR THE SURRENDER OF SHARE CERTIFICATES AND/OR DRS ADVICES AND PAYMENT OF CONSIDERATION

Letter of Transmittal

If you are a Registered Shareholder, you should have received with this Circular a Letter of Transmittal. If the Arrangement Resolution is passed and the Arrangement is implemented, in order to receive the payment for your Shares, you must complete and sign the Letter of Transmittal enclosed with this Circular and deliver it (or a manually executed facsimile thereof) together with your certificate(s) and/or DRS Advice(s) representing Shares and the other relevant documents required by the instructions set out therein to the Depositary in accordance with the instructions contained in the Letter of Transmittal. You can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under the Company’s profile on SEDAR at www.sedar.com.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. The deposit of Shares pursuant to the procedures in the Letter of Transmittal will constitute a binding agreement between the depositing Shareholder and the Purchaser upon the terms and subject to the conditions of the Arrangement.

In all cases, payment for Shares deposited will be made only after timely receipt by the Depositary of certificates and/or DRS Advices representing such Shares, together with a properly completed and duly executed Letter of Transmittal in the form accompanying this Circular, or a manually executed facsimile thereof, relating to such Shares, with signatures guaranteed if so required in accordance with the instructions in the Letter of Transmittal, and any other required documents.

Shareholders who do not deliver the certificates and/or DRS Advices representing the Shares held by them and all other required documents to the Depositary on or before the date which is six years after the Effective Date will lose their right to receive the Consideration for their Shares under the Arrangement.

Where a certificate for Shares has been destroyed, lost or stolen, the Registered Shareholder of that certificate should immediately contact the Depositary at 1-800-564-6253. A replacement certificate will be issued upon the Registered Shareholder satisfying the requirements of the Transfer Agent and Sierra relating to replacement Share certificate(s).

Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) and/or DRS Advice(s) deposited therewith, the certificate(s) and/or DRS Advice(s) must be endorsed or be accompanied by an appropriate securities transfer power of attorney properly completed by the registered holder, with the signature on the endorsement panel, or securities transfer power of attorney guaranteed by an Eligible Institution.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Shares deposited pursuant to the Arrangement will be determined by the Purchaser in its full and sole discretion. Depositing Shareholders agree that such determination shall be final and binding. The Purchaser reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it. There shall be no duty or obligation on the Parent, the Purchaser, Sierra, the Depositary or any other person to give notice of any defect or irregularity in any deposit of Shares and no liability shall be incurred by any of them for failure to give such notice.

The method of delivery of certificates and/or DRS Advice(s) representing the Shares and all other required documents is at the option and risk of the person depositing the same. Sierra recommends that such documents be delivered by hand to the Depositary and a receipt obtained or, if mailed, that registered mail with return receipt requested be used and that appropriate insurance be obtained.

If you are a Non-Registered Shareholder, you should carefully follow the instructions from the Intermediary that holds Shares on your behalf in order to receive payment for your Shares.

Delivery of Consideration

In accordance with the terms of the Arrangement Agreement, on or immediately prior to the Closing, the Purchaser is required to provide, or cause to be provided to, the Depositary sufficient funds to satisfy the aggregate Consideration payable in cash to the Shareholders pursuant to the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights as provided in the Plan of Arrangement), into escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably).

The Depositary will act as the agent of persons who have deposited Shares pursuant to the Arrangement for the purpose of receiving payment from the Purchaser and transmitting payment from the Purchaser to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares.

Upon surrender to the Depositary for cancellation of certificate(s) and/or DRS Advice(s) which immediately prior to the Effective Time represented one or more Shares, together with the Letter of Transmittal and such additional documents and instruments properly completed and duly executed as the Depositary may reasonably require, the Shareholder of such surrendered certificate(s) and/or DRS Advice(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, as directed by such Shareholder in their Letter of Transmittal, as soon as practicable after the Effective Date by wire transfer or by first-class insured mail, postage prepaid, a cheque, representing the Consideration in cash which such Shareholder has the right to receive under the Arrangement, less applicable withholdings and other source deductions in accordance with the Plan of Arrangement, and the certificate and/or DRS Advice so surrendered shall forthwith be cancelled. Until surrendered, each certificate and/or DRS Advice which immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration in cash in lieu of such certificate and/or DRS Advice, less any amounts withheld pursuant to the Plan of Arrangement.

Unless otherwise directed in the Letter of Transmittal, cheques will be issued in the name of the registered holder of Shares so deposited. Unless the person who deposits Shares instructs the Depositary to hold a cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first-class insured mail to the address provided in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the person as shown on the applicable register of Sierra.

Under no circumstances will interest accrue or be paid by Sierra, the Purchaser, the Parent or the Depositary to persons depositing Shares on the Consideration payable for Shares by the Purchaser under the Arrangement, regardless of any delay in making the payment.

Subject to any applicable escheat laws, any payment made by way of cheque by the Depositary on behalf of the Purchaser or Sierra that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case on or before the sixth anniversary of the Effective Date, shall cease to represent a right or claim of any kind or nature, and the right of the former Shareholder to receive the Consideration for Shares pursuant to the Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to Sierra for no consideration.

Sierra, the Purchaser, the Parent and the Depositary will be entitled to deduct and withhold from any Consideration otherwise payable to a Shareholder applicable withholdings and other source deductions in accordance with the Plan of Arrangement.

The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified by Sierra against certain liabilities under applicable securities laws and expenses in connection therewith.

INFORMATION CONCERNING THE COMPANY

The following information about the Company is a general summary only and is not intended to be comprehensive.

Sierra is a company organized and existing under the CBCA. The Company’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4.

Sierra provides leading solutions for the Internet of Things (“IoT”) comprised of our recurring connectivity services, cloud platform, routers and embedded cellular modules. Enterprises, industrial companies, public safety agencies and original equipment manufacturers worldwide rely on our expertise to digitize their assets by connecting their equipment and products from the edge of the cellular network to the cloud. The Company’s Device-to Cloud solutions reduce the complexity of IoT and allow our customers to scale their deployments quickly and securely. The Shares are listed on the TSX under the trading symbol “SW” and the NASDAQ under the symbol “SWIR”.

Market Price and Trading Volume Information

TSX

The following table summarizes the market prices (CAD) and volumes of trading of the Shares on the TSX for the 12 months preceding the date hereof:

Month	Price Range (C$)		Trading Volume
	High	Low
August 2021	$26.22	$19.19	1,561,130
September 2021	$21.2	$18.83	1,071,657
October 2021	$21.02	$18.2	929,464
November 2021	$24.62	$19.72	2,334,713

Month	Price Range (C$)		Trading Volume
	High	Low
December 2021	$22.81	$20.07	1,106,301
January 2022	$22.72	$17.17	1,133,121
February 2022	$24.1	$18.37	1,283,431
March 2022	$25.24	$22.04	1,620,202
April 2022	$22.72	$20.00	851,846
May 2022	$29.1	$19.52	2,138,710
June 2022	$32.05	$26.82	1,668,940
July 2022	$34.74	$26.64	2,613,481
August 1-23¸2022	$40.31	$36.00	3,099,928

NASDAQ

The following table summarizes the market prices (USD) and volumes of trading of the Shares on the NASDAQ for the 12 months preceding the date hereof:

Month	Price Range (US$)		Trading Volume
	High	Low
August 2021	$20.87	$15.06	1,672,594
September 2021	$16.76	$14.86	1,058,606
October 2021	$17.05	$14.43	825,851
November 2021	$19.58	$15.84	1,524,698
December 2021	$17.99	$15.6	1,004,094
January 2022	$17.79	$13.46	1,285,093
February 2022	$19.00	$14.44	1,290,773
March 2022	$19.99	$17.22	1,222,925
April 2022	$18.15	$15.56	664,828
May 2022	$22.82	$14.99	2,935,775
June 2022	$25.04	$20.4	3,265,062
July 2022	$26.92	$20.74	4,996,729
August 1-23¸2022	$30.95	$24.50	10,071,107

The Consideration of US$31.00 to be received by Shareholders for each Share under the Plan of Arrangement represents a 25% premium over the closing price of the Shares on July 29, 2022, the last trading day prior media speculation regarding the proposed Arrangement. The Consideration also represents a premium of approximately 30% to the Company’s unaffected 30-day volume weighted average price and a premium of approximately 49% to the Company’s volume weighted average price over the twelve-month period ended on July 29, 2022.

Previous Purchases and Sales

The following Shares or other Securities of Sierra have been issued by Sierra during the 12-month period preceding the date of this Circular:

Date of Issuance	Date/ Purpose	Description of Securities Issued	Number of Securities(1)	Price per Security
November 11, 2021	Employee Grant	RSU	7,571	C$	23.91
November 11, 2021	Employee Grant	PSU	42,399		$19.02
November 11, 2021	Employee Grant	RSU	62,385		$19.02

Date of Issuance	Date/ Purpose	Description of Securities Issued	Number of Securities(1)	Price per Security
May 13, 2022	Employee Grant	PSU	35,712	C$	26.61
May 13, 2022	Employee Grant	RSU	270,521	C$	26.61
May 13, 2022	Employee Grant	PSU	153,494		$20.62
May 13, 2022	Employee Grant	RSU	254,017		$20.62
May 13, 2022	Employee Grant	PRSU	62,540		$20.62
May 27, 2022	Employee Grant	RSU	13,505	C$	28.49
June 29, 2022	Employee Grant	PRSU	2,127	C$	28.67

(1) Number of securities includes units considered issued but not yet granted under U.S. GAAP.

Previous Distributions

For the five years preceding the date of this Circular, the Company has completed the following distributions of Shares:

Date	Description	Number of Securities	Price per Security		Aggregate Proceeds
August 2017	Option exercises	988	C$	16.45	C$	16,251
August 2017	Option exercises	7,569		$11.45		$86,667
September 2017	Option exercises	1,203	C$	15.44	C$	18,572
September 2017	Option exercises	967		$10.93		$10,574
September 2017	RSU vesting / settlement	74	C$	27.06	C$	2,002
November 2017	Option exercises	24,368	C$	15.71	C$	382,852
November 2017	Option exercises	13,919		$10.77		$149,895
November 2017	RSU vesting / settlement	13,161	C$	26.50	C$	348,827
November 2017	RSU vesting / settlement	270		$19.50		$5,265
December 2017	Option exercises	5,696	C$	16.67	C$	94,955
December 2017	Option exercises	2,810		$12.75		$35,815
December 2017	RSU vesting / settlement	660	C$	27.16	C$	17,926
December 2017	RSU vesting / settlement	142		$21.60		$3,067
December 2017	Numerex Acquisition	3,580,832		N/A		N/A
January 2018	Option exercises	498	C$	14.28	C$	7,111
January 2018	Option exercises	320		$10.26		$3,283
January 2018	RSU vesting / settlement	1,133		$21.05		$23,850
February 2018	Option exercises	7,409	C$	12.17	C$	90,201
February 2018	Option exercises	36,223		$11.18		$405,029
February 2018	RSU vesting / settlement	14,348	C$	20.34	C$	291,806
February 2018	RSU vesting / settlement	39,556		$16.08		$635,895
March 2018	Option exercises	12,057	C$	14.05	C$	169,456
March 2018	Option exercises	4,888		$10.68		$52,217
March 2018	RSU vesting / settlement	1,055	C$	20.66	C$	21,798
March 2018	RSU vesting / settlement	71		$16.78		$1,191
April 2018	Option exercises	1,065		$10.26		$10,927
May 2018	Option exercises	30,705	C$	15.88	C$	487,651
May 2018	Option exercises	23,037		$10.74		$247,466
May 2018	RSU vesting / settlement	15,513	C$	23.13	C$	358,852
May 2018	RSU vesting / settlement	4,887		$17.67		$86,366
June 2018	Option exercises	248		$10.26		$2,544
June 2018	RSU vesting / settlement	8,323	C$	21.79	C$	181,339
June 2018	RSU vesting / settlement	31,781		$16.25		$516,441
July 2018	Option exercises	22,000		$10.26		$225,720
August 2018	Option exercises	15,805	C$	17.51	C$	276,729

Date	Description	Number of Securities	Price per Security		Aggregate Proceeds
August 2018	Option exercises	42,211		$14.46		$610,574
August 2018	RSU vesting / settlement	9,867	C$	25.49	C$	251,533
August 2018	RSU vesting / settlement	8,185		$19.40		$158,789
September 2018	Option exercises	13,284	C$	17.79	C$	236,267
September 2018	Option exercises	2,367		$10.95		$25,908
September 2018	RSU vesting / settlement	1,087	C$	25.99	C$	28,251
October 2018	Option exercises	613		$16.58		$10,166
October 2018	RSU vesting / settlement	4,649		$18.33		$85,216
November 2018	Option exercises	4,925	C$	14.28	C$	70,329
November 2018	RSU vesting / settlement	3,897	C$	21.31	C$	83,045
November 2018	RSU vesting / settlement	306		$16.26		$4,977
December 2018	Option exercises	1,094	C$	14.28	C$	15,622
December 2018	Option exercises	2,513		$10.26		$25,783
December 2018	RSU vesting / settlement	1,485	C$	20.21	C$	30,011
January 2019	Option exercises	568	C$	14.28	C$	8,111
January 2019	Option exercises	5,457		$10.26		$55,989
February 2019	Option exercises	725	C$	14.28	C$	10,353
February 2019	Option exercises	213		$10.26		$2,185
February 2019	RSU vesting / settlement	22,158	C$	16.87	C$	373,883
February 2019	RSU vesting / settlement	46,054		$15.57		$716,906
March 2019	Option exercises	831	C$	14.28	C$	11,867
March 2019	Option exercises	1,251		$10.26		$12,835
March 2019	RSU vesting / settlement	2,415	C$	16.87	C$	40,731
March 2019	RSU vesting / settlement	3,212		$12.69		$40,769
May 2019	Option exercises	4,051	C$	14.28	C$	57,848
May 2019	Option exercises	2,281		$10.26		$23,403
May 2019	RSU vesting / settlement	3,511	C$	17.82	C$	62,576
May 2019	RSU vesting / settlement	2,089		$13.10		$27,368
June 2019	Option exercises	639		$10.26		$6,556
June 2019	RSU vesting / settlement	1,386	C$	16.48	C$	22,845
June 2019	RSU vesting / settlement	840		$12.00		$10,078
July 2019	Option exercises	128		$10.26		$1,313
August 2019	Option exercises	2,132	C$	14.28	C$	30,445
August 2019	Option exercises	6,906		$10.26		$70,856
August 2019	RSU vesting / settlement	2,881	C$	15.60	C$	44,952
August 2019	RSU vesting / settlement	11,957		$11.74		$140,355
September 2019	Option exercises	3,070	C$	14.28	C$	43,840
September 2019	Option exercises	3,117		$10.26		$31,980
September 2019	RSU vesting / settlement	1,558	C$	14.16	C$	22,055
September 2019	RSU vesting / settlement	292		$10.89		$3,180
October 2019	Option exercises	15,862		$10.26		$162,744
October 2019	RSU vesting / settlement	10,140		$10.33		$104,746
November 2019	RSU vesting / settlement	2,756	C$	10.97	C$	30,243
November 2019	RSU vesting / settlement	6,696		$8.02		$53,724
December 2019	RSU vesting / settlement	770	C$	12.63	C$	9,726
January 2020	RSU vesting / settlement	110	C$	12.29	C$	1,352
January 2020	RSU vesting / settlement	2,418		$9.75		$23,564
February 2020	RSU vesting / settlement	30,047	C$	11.79	C$	354,209
February 2020	RSU vesting / settlement	64,136		$9.22		$591,428
March 2020	RSU vesting / settlement	5,333	C$	10.11	C$	53,943
March 2020	RSU vesting / settlement	1,387		$7.68		$10,653
April 2020	RSU vesting / settlement	310	C$	7.81	C$	2,421

Date	Description	Number of Securities	Price per Security		Aggregate Proceeds
April 2020	RSU vesting / settlement	154		$5.52		$850
May 2020	RSU vesting / settlement	1,657	C$	11.86	C$	19,658
May 2020	RSU vesting / settlement	5,206		$8.07		$41,999
June 2020	RSU vesting / settlement	183	C$	14.20	C$	2,599
June 2020	RSU vesting / settlement	1,389		$9.29		$12,905
July 2020	Option exercises	7,160	C$	15.72	C$	112,583
July 2020	RSU vesting / settlement	2,126	C$	11.84	C$	25,172
July 2020	RSU vesting / settlement	1,360		$8.51		$11,574
August 2020	Option exercises	45,803	C$	14.46	C$	662,448
August 2020	Option exercises	25,624		$10.79		$276,416
August 2020	RSU vesting / settlement	31,366	C$	17.45	C$	547,388
August 2020	RSU vesting / settlement	27,193		$13.22		$359,372
September 2020	Option exercises	2,929		$10.26		$30,052
September 2020	RSU vesting / settlement	130	C$	16.20	C$	2,106
September 2020	RSU vesting / settlement	1,970		$12.52		$24,664
October 2020	RSU vesting / settlement	388		$11.22		$4,353
November 2020	Option exercises	46,406	C$	14.85	C$	689,119
November 2020	Option exercises	12,124		$10.93		$132,557
November 2020	RSU vesting / settlement	3,414	C$	14.61	C$	49,882
November 2020	RSU vesting / settlement	10,240		$11.32		$115,957
December 2020	Option exercises	17,265	C$	14.88	C$	256,958
December 2020	Option exercises	20,912		$11.17		$233,568
December 2020	RSU vesting / settlement	13,667	C$	19.18	C$	262,097
December 2020	RSU vesting / settlement	3,671		$14.34		$52,651
January 2021	Option exercises	16,888	C$	16.94	C$	286,017
January 2021	Option exercises	30,093		$16.29		$490,177
January 2021	RSU vesting / settlement	789	C$	18.52	C$	14,612
February 2021	Option exercises	4,195	C$	20.48	C$	85,914
February 2021	Option exercises	26,976		$14.69		$396,284
February 2021	RSU vesting / settlement	1,566	C$	23.40	C$	36,644
February 2021	RSU vesting / settlement	26,997		$18.74		$505,840
March 2021	Option exercises	77,701	C$	16.30	C$	1,266,211
March 2021	Option exercises	49,701		$12.68		$630,021
March 2021	RSU vesting / settlement	29,203	C$	21.65	C$	632,105
March 2021	RSU vesting / settlement	7,737		$17.14		$132,600
April 2021	RSU vesting / settlement	6,726	C$	18.76	C$	126,180
April 2021	RSU vesting / settlement	374		$15.20		$5,685
May 2021	Option exercises	1,494	C$	16.58	C$	24,771
May 2021	Option exercises	7,440		$12.71		$94,569
May 2021	RSU vesting / settlement	36,647	C$	17.97	C$	658,516
May 2021	RSU vesting / settlement	135,603		$13.30		$1,804,093
June 2021	Option exercises	40,311	C$	16.96	C$	683,764
June 2021	Option exercises	8,819		$13.34		$117,678
June 2021	RSU vesting / settlement	34,579	C$	19.81	C$	684,988
June 2021	RSU vesting / settlement	464		$15.55		$7,215
July 2021	Option exercises	373	C$	16.58	C$	6,184
July 2021	Option exercises	400		$16.25		$6,500
July 2021	RSU vesting / settlement	192	C$	23.12	C$	4,439
August 2021	Option exercises	8,067	C$	17.20	C$	138,740
August 2021	Option exercises	15,976		$14.21		$226,971
August 2021	RSU vesting / settlement	15,728	C$	22.46	C$	353,326
August 2021	RSU vesting / settlement	9,170		$18.77		$172,088

Date	Description	Number of Securities	Price per Security		Aggregate Proceeds
September 2021	Option exercises	4,141	C$	17.51	C$	72,525
September 2021	Option exercises	5,632		$13.17		$74,153
September 2021	RSU vesting / settlement	572	C$	20.15	C$	11,526
September 2021	RSU vesting / settlement	14,184		$16.44		$233,185
October 2021	Option exercises	4,202		$12.54		$52,712
October 2021	RSU vesting / settlement	4,899	C$	20.25	C$	99,196
November 2021	Option exercises	45,525	C$	17.91	C$	815,356
November 2021	Option exercises	41,961		$14.26		$598,156
November 2021	RSU vesting / settlement	413,681	C$	21.13	C$	8,742,827
November 2021	RSU vesting / settlement	3,059		$18.01		$55,092
December 2021	Option exercises	68	C$	16.47	C$	1,120
December 2021	Option exercises	1,009		$15.10		$15,239
December 2021	RSU vesting / settlement	1,489	C$	20.83	C$	31,014
December 2021	RSU vesting / settlement	20,730		$17.00		$352,385
January 2022	Option exercises	14	C$	16.58	C$	232
January 2022	Option exercises	1,021		$13.31		$13,590
January 2022	RSU vesting / settlement	20,119		$17.09		$343,802
February 2022	Option exercises	18,838	C$	18.55	C$	349,525
February 2022	Option exercises	7,855		$14.01		$110,088
February 2022	RSU vesting / settlement	97,857	C$	21.34	C$	2,088,093
February 2022	RSU vesting / settlement	184,968		$14.92		$2,760,261
March 2022	Option exercises	19,053	C$	18.09	C$	344,618
March 2022	Option exercises	14,757		$14.05		$207,313
March 2022	RSU vesting / settlement	172,183	C$	23.72	C$	4,083,751
March 2022	RSU vesting / settlement	11,072		$18.62		$206,136
April 2022	Option exercises	3,125	C$	18.20	C$	56,879
April 2022	Option exercises	788		$12.53		$9,874
April 2022	RSU vesting / settlement	6,057	C$	20.47	C$	123,982
April 2022	RSU vesting / settlement	443		$16.74		$7,416
May 2022	Option exercises	46,103	C$	17.73	C$	817,377
May 2022	Option exercises	36,737		$14.03		$515,412
May 2022	RSU vesting / settlement	230,750	C$	25.63	C$	5,913,476
May 2022	RSU vesting / settlement	169,284		$19.89		$3,367,394
June 2022	Option exercises	6,059	C$	20.10	C$	121,773
June 2022	Option exercises	29,685		$12.89		$382,682
June 2022	RSU vesting / settlement	32,664	C$	29.42	C$	960,885
June 2022	RSU vesting / settlement	56,521		$21.83		$1,234,100
July 2022	Option exercises	2,210	C$	16.89	C$	37,328
July 2022	Option exercises	5,258		$12.90		$67,836
July 2022	RSU vesting / settlement	7,674	C$	31.31	C$	240,306
August 2022	Option exercises	27,042	C$	22.53	C$	609,297
August 2022	Option exercises	10,752		$15.23		$163,705
August 2022	RSU vesting / settlement	6,175	C$	39.64	C$	244,748
August 2022	RSU vesting / settlement	20,234		$30.73		$621,823

Dividends

Sierra has not paid any dividends on the Shares since incorporation.

Auditors

Ernst & Young LLP is the auditor of Sierra.

INFORMATION CONCERNING THE PARENT AND THE PURCHASER

The Parent is a leading global supplier of high-performance analog and mixed-signal semiconductors and advanced algorithms for infrastructure, high-end consumer and industrial equipment. Semtech designs, develops, manufactures and markets a wide range of products for commercial applications, the majority of which are sold into the infrastructure, high-end consumer and industrial end markets. Products are designed to benefit the engineering community as well as the global community. Publicly traded since 1967, the Parent’s common stock is listed on the Nasdaq Global Select Market under the symbol “SMTC”. The Purchaser is a wholly-owned subsidiary of the Parent formed for the sole purpose of effecting the Arrangement.

CERTAIN INCOME TAX CONSIDERATIONS FOR SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations for Shareholders

The following summary describes the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Shareholder who disposes of Shares pursuant to the Arrangement and who, at all relevant times, for purposes of the Tax Act: (a) deals at arm’s length with Sierra and the Purchaser; (b) is not affiliated with Sierra or the Purchaser; and (c) holds Shares as capital property (a “Holder”). Generally, Shares will be capital property to a Holder unless the Shares are held or were acquired in the course of carrying on a business of buying or selling securities or as part of an adventure or concern in the nature of trade. Certain Resident Holders (as defined below) may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which would be to deem to be capital property any Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This summary does not describe the tax consequences to a holder of Options of the Arrangement, and is also not applicable to a Holder of Shares who acquired such Shares on the exercise of Options. In addition, this summary does not describe the tax consequences of the Arrangement to holders of RSUS or PSUs.

This summary is not applicable to a Holder (i) that is a “specified financial institution”, (ii) an interest in which is a “tax shelter investment”, (iii) that is a “financial institution” for purposes of certain rules applicable to securities held by financial institutions (referred to as the “mark-to-market” rules), (iv) that reports its “Canadian tax results” in a currency other than Canadian dollars, each as defined in the Tax Act or (v) that has entered into a “derivative forward agreement” or “synthetic disposition arrangement”, as those terms are defined in the Tax Act, in respect of the Shares. Such Resident Holders should consult their own tax advisors with respect to the consequences of the Arrangement.

This summary is based on the current provisions of the Tax Act, the Regulations, and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction which may be different from those discussed herein. This summary assumes that, at all relevant times prior to and including the time of acquisition of the Shares by the Purchaser, the Shares will be listed on the TSX and the NASDAQ.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Shares must be expressed in Canadian dollars, including adjusted cost base and proceeds of disposition. Any amount denominated in another currency must be converted into Canadian dollars using exchange rates as determined in accordance with the Tax Act.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”).

(i)	Disposition of Shares

Generally, a Resident Holder who disposes of Shares pursuant to the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the aggregate Consideration received for such Shares, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the Resident Holder of such Shares immediately before the disposition.

Generally, a Resident Holder is required to include in computing its income for a taxation year one half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in such taxation year. Allowable capital losses in excess of taxable capital gains for the year of disposition may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, in accordance with and subject to the rules contained in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax on its aggregate investment income, which includes amounts in respect of taxable capital gains. Proposed Amendments released on August 9, 2022 extend this additional refundable tax to “substantive CCPCs” as defined in the Proposed Amendments. Resident Holders should consult their own advisors with respect to the application of the Proposed Amendments.

A capital gain realized by a Resident Holder who is an individual or trust (other than certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act.

(ii)	Dissenting Shareholders

A Resident Holder who duly and validly exercises Dissent Rights (a “Resident Dissenting Holder”) who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Resident Dissenting Holder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Resident Dissenting Holder (excluding the amount of any interest awarded by a court). As a result, such Resident Dissenting Holder will generally realize a capital gain (or a capital loss) to the extent that such proceeds of disposition (excluding any interest awarded by a court) net of any reasonable costs of disposition exceed (or are less than) the adjusted cost base to the Resident Dissenting Holder of such Dissenting Shares. See the disclosure above under “Holders Resident in Canada– Disposition of Shares” for a description of the tax treatment of capital gains and losses.

Interest awarded by a court to a Resident Dissenting Holder will be included in the Resident Dissenting Holder’s income for the purposes of the Tax Act. A Resident Dissenting Holder that, throughout the relevant taxation year, is a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its aggregate investment income, which includes interest income. Proposed Amendments released on August 9, 2022 extend this additional refundable tax to “substantive CCPCs” as defined in the Proposed Amendments. Resident Holders should consult their own advisors with respect to the application of the Proposed Amendments.

Additional income tax considerations may be relevant to Resident Holders who fail to perfect or withdraw their claims pursuant to the Dissent Rights. Resident Holders should consult their own tax advisors to determine the particular tax consequences to them of exercising their Dissent Rights.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, has not been and is not, and is not deemed to be, resident in Canada and does not use or hold and is not deemed to use or hold the Shares in a business carried on in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to Non-Resident Holders that are: (i) insurers carrying on an insurance business in Canada and elsewhere; or (ii) “authorized foreign banks” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors with respect to the Arrangement.

(i)	Disposition of Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares under the Arrangement unless the Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time such Shares are disposed of to the Purchaser and the Non-Resident Holder is not exempt from Canadian tax on any gain realized under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Shares will not constitute taxable Canadian property to a Non-Resident Holder at the time of disposition, provided that the Shares are listed on a designated stock exchange (which includes the TSX and the NASDAQ) at that time unless at any time during the 60-month period that ends at that time (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or such non-arm’s length persons holds a membership interest (either directly or indirectly through one or more partnerships) or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Sierra, and (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties whether or not such properties exist. Notwithstanding the foregoing, Shares may be deemed to be taxable Canadian property in certain circumstances specified in the Tax Act.

Even if Shares constitute taxable Canadian property to a Non-Resident Holder, any gain realized on a disposition of any such Shares may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of relief under the terms of any applicable income tax convention.

In the event that Shares constitute taxable Canadian property to a Non-Resident Holder and any capital gain realized by the Non-Resident Holder on the disposition of the Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, then the tax consequences described above under the heading “Holders Resident in Canada- Disposition of Shares” will generally apply.

Non-Resident Dissenting Holders whose shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances, including regarding any Canadian reporting requirement arising from the Arrangement.

(ii)	Dissenting Shareholders

A Non-Resident Holder who duly and validly exercises Dissent Rights (a “Non-Resident Dissenting Holder”) who receives a cash payment from or on behalf of the Purchaser in respect of the fair value of the Non-

Resident Dissenting Holder’s Dissenting Shares will be deemed to have disposed of the Dissenting Shares to the Purchaser for proceeds of disposition equal to the amount received by the Non-Resident Dissenting Shareholder (excluding the amount of any interest awarded by a court). The tax treatment of a Non-Resident Dissenting Holder in respect of such a disposition will be similar to that of a Non-Resident Holder who participates in the Arrangement, as described above.

An amount paid in respect of interest to a Non-Resident Dissenting Holder will generally not be subject to Canadian withholding tax.

Non-Resident Holders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Certain United States Income Tax Considerations for Shareholders

The following discussion is a summary of certain anticipated U.S. federal income tax consequences of the Arrangement to U.S. Holders (as defined below) of Shares who hold such shares as capital assets (generally, for investment purposes). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, applicable U.S. Treasury Regulations, administrative interpretations, court decisions and practice, all as in effect as of the date of this Circular, and all of which may change, possibly with retroactive effect, or be subject to differing interpretations, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth in this discussion.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Shares that is, for U.S. federal income tax purposes, (i) an individual that is either a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, or any State thereof, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust (a) if a U.S. court exercises primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (b) that has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes under applicable U.S. Treasury Regulations.

This discussion does not apply to Shareholders subject to special rules, including brokers, dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for securities holdings, tax-exempt organizations, governmental organizations, insurance companies, real estate investment trusts, regulated investment companies, banks, mutual funds, thrifts and other financial institutions, persons liable for alternative minimum tax, persons that own or have owned, directly, indirectly or constructively, 10% or more (by vote or value) of the Company’s equity (including the Shares), persons that hold an interest in an entity that holds Shares, partnerships, S corporations or other entities treated as pass-through entities for U.S. federal income tax purposes, persons that hold Shares as part of a hedging, integration, conversion or constructive sale transaction or a straddle or other integrated transaction, persons that acquired their Shares through the exercise of an employee stock option or otherwise as compensation, U.S. expatriates, or persons whose functional currency is not the U.S. dollar.

This discussion does not address Shareholders who exercise and perfect any applicable dissent or appraisal rights or who hold their Shares other than as capital assets for U.S. federal income tax purposes. In addition, this summary does not purport to be a complete description of all of the potential U.S. federal income tax considerations of the Arrangement that may be relevant to U.S. Holders in light of their particular circumstances. Furthermore, it does not address any aspect of non-U.S., state, local or estate or gift taxation, the alternative minimum tax or the 3.8% Medicare tax imposed on certain net investment income. Each Shareholder should consult its own tax advisor as to the U.S. federal, state, local, non-U.S. and any other tax consequences of the Arrangement.

If a partnership or other pass-through entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement will generally depend on the status of that person and activities of that person and the partnership or other pass-through entity or arrangement. A partnership or other pass-through entity or arrangement holding Shares, and a partner, beneficiary or other stakeholder in such partnership or other pass-through entity or arrangement should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement.

We strongly urge each Shareholder to consult its own tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Arrangement.

(i)	Consequences of the Arrangement

The exchange of Shares for the Consideration pursuant to the Arrangement will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder that exchanges Shares for the Consideration will recognize gain or loss equal to the difference between (i) the amount of cash received and (ii) such U.S. Holder’s adjusted U.S. federal income tax basis in the Shares exchanged therefor pursuant to the Arrangement. Subject to the “passive foreign investment company” rules discussed below, such gain or loss will be long-term capital gain or loss if the Shares were held for more than one year at the time of the Arrangement.

(ii)	Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (generally, for a publicly-traded company, determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. For this purpose, passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly-traded non-U.S. corporation is generally treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”) and the excess of the fair market value of such corporation’s assets as so determined over the book value of such assets is generally treated as a non-passive asset to the extent attributable to such corporation’s non-passive income. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Based on certain estimates of its gross income, gross assets, the nature of its business and its Market Capitalization, the Company does not believe that it currently is or ever has been a PFIC. The Company’s actual PFIC status for the current taxable year, however, is uncertain and cannot be determined until after the end of such taxable year. In addition, the determination as to whether a non-U.S. corporation is a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules (the “PFIC rules”), which are subject to differing interpretations. As a result of these uncertainties in the application of the PFIC rules, there can be no assurance that the IRS will not assert that the Company is a PFIC for any taxable year or that a court will not sustain such an assertion.

If the Company was classified as a PFIC for any taxable year during which a U.S. Holder owned Shares, any gain recognized by such U.S. Holder pursuant to the Arrangement may be subject to higher rates of tax and a deemed interest charge, unless such U.S. Holder had timely made certain elections.

The PFIC rules are complex and subject to uncertainties. U.S. Holders should consult their own tax advisors regarding the potential U.S. federal income tax consequences to them if the Company is or was classified as a PFIC, including the availability and advisability of any elections that the taxpayer may make and the impact of any elections that such U.S. Holder may already have in effect.

(iii)	Backup Withholding and Information Reporting

Information returns generally are required to be filed with the IRS in connection with cash payments to U.S. Holders pursuant to the Arrangement. Backup withholding at a current rate of 24% may apply to cash paid in the transaction to a U.S. Holder, unless the U.S. Holder furnishes a correct taxpayer identification number and otherwise complies with the backup withholding rules or provides proof of an applicable exemption. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.

DISSENTING SHAREHOLDERS’ RIGHTS

The following is a summary of the provisions of the CBCA relating to the dissent and appraisal rights available in respect of the Arrangement Resolution. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Shares. This summary is qualified in its entirety by reference to the full text of section 190 of the CBCA, which is attached as Appendix H to this Circular, as modified by the Plan of Arrangement and the Interim Order (which is attached at Appendix E to this Circular).

The statutory provisions dealing with the right of dissent are technical and complex. Any Shareholder seeking to exercise his, her or its Dissent Rights should seek independent legal advice, as failure to comply strictly with the provisions of section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of all Dissent Rights. Accordingly, each Shareholder who wishes to exercise dissent rights should carefully consider and comply with the provisions of section 190 of the CBCA and consult a legal advisor.

The Interim Order expressly provides Registered Shareholders as at the close of business on the Record Date with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of immediately before the passing of the Arrangement Resolution) of all, but not less than all, of the holder’s Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

A Registered Shareholder as at the close of business on the Record Date who intends to exercise the Dissent Rights must (i) deliver a written objection to the Arrangement Resolution (the “Notice of Dissent”) to the Company c/o Blake, Cassels & Graydon LLP, 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com to be received by no later than 10:00 a.m. (Vancouver time) on September 23, 2022 (or by 10:00 a.m. (Vancouver time) on the Business Day which is two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time)); and (ii) otherwise strictly comply with the dissent procedures set forth in Section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, and described in the Circular. A vote in favour of the Arrangement Resolution will deprive the Registered Shareholder of any rights under section 190 of the CBCA.

Section 190 of the CBCA provides that a Registered Shareholder may make a claim under that section only with respect to all the shares of a class held by the Shareholder as at the close of business on the Record Date or on behalf of any one beneficial owner and registered in the name of the Shareholder as at the close of business on the Record Date. Accordingly, a Shareholder may only exercise the right to dissent under section 190 in respect of Shares which are registered in that Shareholder’s name as at the close of business on the Record Date. In many cases, Shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an intermediary that the Non-Registered Shareholder deals with in respect of Shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. Accordingly, a Non-Registered Shareholder will not be entitled to exercise the right to dissent under section 190 of the CBCA directly (unless the shares are re-registered in the Non-Registered Shareholder’s name). A Non-Registered Shareholder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Shareholder deals with in respect of the Shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Shareholder’s behalf (which, if the Shares are registered in the name of CDS or another clearing agency, would require that the Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would have to exercise the right to dissent directly.

Within 10 days after the adoption of the Arrangement Resolution by the Shareholders, the Company is required to notify in writing each Dissenting Shareholder that the Arrangement Resolution has been adopted. A Dissenting Shareholder must, within 20 days after receipt of such notice, or, if he does not receive such notice, within 20 days after learning of the adoption of the Arrangement Resolution, send to the Company a written notice (the

“Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Shares in respect of which the Dissenting Shareholder dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send the certificates representing the Shares in respect of which the Dissenting Shareholder dissents to the Company or its transfer agent. The Company or the transfer agent will endorse on the share certificates a notice that the holder thereof is a Dissenting Shareholder under section 190 of the CBCA and will forthwith return the share certificates to the Dissenting Shareholder. If a Dissenting Shareholder fails to send their share certificates, they have no right to make a claim under section 190 of the CBCA.

Not later than seven days after the later of the Effective Date and the day the Company receives the Demand for Payment, the Company will send, to each Dissenting Shareholder who has sent a Demand for Payment, a written offer to pay for the Shares (“Offer to Pay”) of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay that has been accepted by a Dissenting Shareholder shall be paid within 10 days of the acceptance, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the Effective Date or within such further period as a court may allow, apply to the court to fix a fair value for the Shares of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

On making an application to the court, the Company will give to each Dissenting Shareholder who has sent to the Company a Demand for Payment and who has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of his right to appear and be heard in person or by counsel. All Dissenting Shareholders whose Shares have not been purchased by the Company will be joined as parties to any such application to the court to fix a fair value and will be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court will fix a fair value for the Shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment of the amount ordered by the court. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder will be rendered against the Company and in favour of each Dissenting Shareholder and for the amount of the shares as fixed by the court.

For a general summary of certain income tax implications to a Dissenting Holder, see “Certain Income Tax Considerations for Shareholders”.

RISK FACTORS RELATED TO THE ARRANGEMENT

The following risk factors should be considered by Securityholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular and the risk factors disclosed under the heading entitled “Risk Factors” in the Company’s most recent annual information form, which is available on SEDAR at www.sedar.com.

Whether or not the Arrangement is completed, the Company will continue to face those risk factors that it currently faces with respect to its business and affairs.

The financing of the Arrangement.

Although the Arrangement Agreement does not contain a financing condition and the Purchaser has received a debt commitment letter to provide for the debt financing to finance the Arrangement, the obligation of the lenders under the debt commitment letter to provide the debt financing is subject to certain limited conditions. In the event that the Arrangement cannot be completed due to the failure of the Purchaser to obtain financing required to close the Arrangement either because the limited conditions to the financing are not satisfied or other events arise which prevent the Purchaser from consummating the debt financing, the Purchaser may be unable to fund the Consideration.

The Arrangement Agreement may be terminated and failure to complete the Arrangement and related steps could negatively affect Sierra.

Each of Sierra and the Purchaser has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there can be no certainty, nor can Sierra provide any assurance, that the Arrangement Agreement will not be terminated by either of Sierra or the Purchaser prior to the completion of the Arrangement. If, for any reason, the Arrangement Agreement is terminated, risks to which Sierra is subject include: (a) the price of the Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed; (b) certain costs related to the Arrangement, such as legal, accounting and certain fees of the financial advisors incurred by Sierra must be paid by Sierra even if the Arrangement is not completed; and (c) if the Arrangement is terminated and the Board of Directors decides to seek another similar transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid by the Purchaser pursuant to the Arrangement. In addition, if the Arrangement is not completed, Sierra may be required to pay the Purchaser the Termination Fee. The payment of the Termination Fee could adversely affect Sierra’s financial condition.

Conditions precedent to the Arrangement may not be satisfied.

The completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Sierra, including obtaining the Required Securityholder Approval. There can be no certainty, nor can Sierra provide any assurance, that these conditions will be satisfied, or, if satisfied, when they will be satisfied. A substantial delay in satisfying these conditions may have an adverse effect on the business, financial condition or results of operations of Sierra. If, for any reason, the Arrangement Agreement is terminated, risks to which Sierra is subject include: (a) the price of the Shares may decline to the extent that the current market price reflects a market assumption that the Arrangement will be completed; (b) certain costs related to the Arrangement, such as legal, accounting and certain fees of the financial advisors incurred by Sierra must be paid by Sierra even if the Arrangement is not completed; and (c) if the Arrangement is terminated and the Board of Directors decides to seek another similar transaction, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid by the Purchaser pursuant to the Arrangement. In addition, if the Arrangement is not completed, Sierra may be required to pay the Purchaser the Termination Fee. The payment of the Termination Fee could adversely affect Sierra’s financial condition.

Income tax consequences.

The Arrangement Agreement results in certain income tax consequences to the Company’s Shareholders. See “Certain Income Tax Considerations for Shareholders”.

The Termination Fee provided under the Arrangement Agreement may discourage other parties from attempting to acquire the Company.

Under the Arrangement Agreement, Sierra is required to pay the Termination Fee in the event that the Arrangement Agreement is terminated in certain circumstances. This Termination Fee may discourage other parties from attempting to enter into transactions with Sierra, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by the Purchaser under the Arrangement. Even if the Arrangement Agreement is terminated without payment of the Termination Fee, Sierra may in the future be required to pay the Termination Fee in certain circumstances.

The Arrangement may affect Sierra’s ability to attract and retain key personnel or affect third party business relationships.

Since the Arrangement Agreement is subject to uncertainty, the employees and officers of Sierra may experience job uncertainty which could adversely affect Sierra’s ability to attract and retain key management and personnel. Further uncertainty associated with the Arrangement may be experienced by Sierra’s third-party suppliers, customers and business partners. Such uncertainty could have a material and adverse effect on the current and future operations, and financial conditions for Sierra. If the Arrangement is not completed for any reason, Sierra’s business partners may be negatively affected which can affect the current and future business relationships with Sierra.

Sierra will incur costs even if the Arrangement is not completed.

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by Sierra even if the Arrangement is not completed.

The market price for the Shares may decline.

If the Arrangement is not approved by the Securityholders, the market price of the Shares may decline to the extent that the current market price of the Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement Resolution is not approved and the Board of Directors decides to seek another merger or Arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.

The pending Arrangement may divert the attention of the Company’s management.

The pendency of the Arrangement could cause the attention of the Sierra’s management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with Sierra. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of Sierra.

While the Arrangement is pending, Sierra is restricted from taking certain actions.

The Arrangement Agreement restricts Sierra from taking specified actions without the consent of the Purchaser until the Arrangement is complete (or the Arrangement Agreement is terminated). These restrictions may prevent Sierra from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement.

Directors and officers of Sierra have interests in the Arrangement that may be different from those of Securityholders generally.

In considering the recommendation of the Board of Directors with respect to the Arrangement, Securityholders should be aware that certain members of Sierra’s senior management and the Board of Directors have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See “Particulars of the Arrangement – Interests of Certain Persons in the Arrangement” in this Circular.

Sierra, the Purchaser and the Parent may be the targets of legal claims, securities class actions, derivative lawsuits and other claims, which may delay or prevent the Arrangement from being completed.

Sierra, the Purchaser and the Parent may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Sierra, the Purchaser or the Parent seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed. In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting Sierra. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively affect the ability of Sierra to conduct its business.

The Key Regulatory Approvals necessary to complete the Arrangement may not be obtained or may only be obtained after substantial delay.

Sierra and the Purchaser must make certain filings with and obtain certain consents and approvals from certain governmental and regulatory authorities. In particular, Sierra and the Purchaser have not yet obtained the Key Regulatory Approvals, which are required to complete the Arrangement. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge the Arrangement or the transfer or deemed transfer of specific assets, or impose material conditions relating to the Arrangement or any such transfer. If the Key Regulatory Approvals are not obtained or any applicable law is in effect which makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, the Arrangement will not be completed. In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Arrangement not being completed. In particular, if the Arrangement is not completed by January 3, 2023 (subject to an extension by any Party of up to two months if required to obtain the Key Regulatory Approvals), either Sierra or the Purchaser may terminate the Arrangement Agreement, in which case the Arrangement will not be completed.

Shareholders will no longer hold an interest in the Company following completion of the Arrangement.

Following the Arrangement, Shareholders will no longer hold any of the Shares and Shareholders will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular and as set forth above, none of the directors or executive officers of Sierra are aware of any material interest of any informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), or any associate or affiliate of such informed person, in any transaction since the beginning of the most recently completed financial year of Sierra which has materially affected Sierra or any of its subsidiaries, in the Arrangement or in any other proposed transaction which would materially affect Sierra or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information regarding the Company may be found on SEDAR at www.sedar.com. Financial information regarding the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year.

Information regarding the Company (including copies of the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, any interim financial statements and related management’s discussion and analysis and this Circular) may be obtained by Securityholders without charge upon written request to our Corporate Secretary at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4.

DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

Dated at Richmond, British Columbia as of August 26, 2022.

BY THE ORDER OF THE BOARD OF DIRECTORS

“Philip Brace”

Philip Brace
President and Chief Executive Officer

CONSENT OF QATALYST PARTNERS LP

To:    The Board of Directors of Sierra Wireless, Inc.

We hereby consent to: (i) the reference to the opinion of our firm, (ii) the inclusion of the text of our opinion dated August 2, 2022 and (iii) the disclosure contained in the section “Background and Reasons for the Arrangement – Qatalyst Fairness Opinion”, in each case, in the management information circular of Sierra Wireless, Inc. dated August 26, 2022

August 26, 2022	“Qatalyst Partners LP”

CONSENT OF BMO NESBITT BURNS INC.

To:    The Board of Directors of Sierra Wireless, Inc.

We hereby consent to the reference to the opinion of our firm and the inclusion of the text of our opinion dated August 2, 2022 in the management information circular of Sierra Wireless, Inc. dated August 26, 2022.

August 26, 2022	“BMO Nesbitt Burns Inc.”

GLOSSARY OF TERMS

The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

“Acquisition Proposal” has the meaning ascribed thereto under “The Arrangement Agreement – Non-Solicitation Obligations”;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“allowable capital loss” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”;

“Antitrust Division” means the Antitrust Division of the United States Department of Justice;

“ARC” means an advance ruling certificate pursuant to Section 102 of the Competition Act;

“Arrangement” means an arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement made as of August 2, 2022, between the Company, the Parent, and the Purchaser attached to this Circular as Appendix D, as same may be amended, supplemented or restated in accordance with its terms, providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, attached to this Circular as Appendix C;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in form and content satisfactory to the Company and the Purchaser, each acting reasonably;

“associate” has the meaning ascribed thereto in the Securities Act (British Columbia);

“Blakes” means Blake, Cassels & Graydon LLP;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“BMO Engagement Letter” has the meaning ascribed thereto under “Background and Reasons for the Arrangement – BMO Fairness Opinion”;

“BMO Fairness Opinion” means the opinion of BMO Capital Markets, addressed to the Board of Directors and the Special Committee, dated as of August 2, 2022, a copy of which is attached as Appendix B to this Circular;

“Board of Directors” means the board of directors of the Company as constituted from time to time;

“Burdensome Effect” means any action (including without limitation any divestitures), that would reasonably be expected to result in either (i) a loss of $1,000,000 or more of value to the business, assets or operations of the Parent and its affiliates (excluding, after the Effective Time, the Company and its Subsidiaries), or (ii) a loss of $25,000,000 or more of value to the business, assets or operations of the Company and its Subsidiaries (in each case, as determined by the Parent in good faith; provided, that the Parent shall provide reasonable supporting documentation to the Company regarding such determination of valuation, shall reasonably consider any good faith adjustments to such valuation proposed by the Company and shall make its representatives reasonably available to discuss with the Company); provided further, however, that, if the Parties, in good faith and in cooperation with one another, determine that any objections asserted by any Governmental Entity under any applicable Law with respect to the transactions contemplated by the Arrangement Agreement can be resolved so as to allow the closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date) by the taking of (x) an action that would result in the loss described in clause (i) of this definition in circumstances where there is an alternative action that would not result in the loss described in clause (ii) of this definition, or (y) an action that would result in the loss described in clause (ii) of this definition in circumstances where there is an alternative action that would not result in the loss described in clause (i) of this definition, then in each case, the Purchaser will be obligated to take such action in the applicable clause (x) or (y) that does not result in a Burdensome Effect;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia, New York, New York or Los Angeles, California;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc.;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning ascribed thereto under “The Arrangement Agreement – Termination”;

“Commissioner” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his designee;

“Circular” means this management information circular of Sierra, including the notice of meeting and all appendices attached hereto;

“Committed Debt Financing” has the meaning ascribed thereto under “Particulars of the Arrangement – Sources of Funds for the Arrangement”;

“Company” means Sierra Wireless, Inc.

“Company Disclosure Letter” means the disclosure letter dated the date of the Arrangement Agreement and delivered by the Company to the Purchaser with the execution of the Arrangement Agreement;

“Company Intellectual Property” means, collectively, the owned Intellectual Property and the licensed Intellectual Property;

“Company Option Plan” means the Company’s amended and restated 1997 stock option plan, effective as of April 28, 2021;

“Company Projections” has the meaning ascribed thereto under “Background and Reasons for the Arrangement – Qatalyst Fairness Opinion”.

“Company RSU Plans” means (i) the Company’s 2011 treasury based restricted share unit plan, effective as of May 17, 2011 (ii) the Company’s amended and restated restricted share unit plan, effective as of May 9, 2007, as amended and (iii) the PRSU Arrangement;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means, in respect of the transactions contemplated by the Arrangement Agreement, the occurrence of one or more of the following: (i) the issuance of an ARC that has not been rescinded, or (ii) both of (A) the receipt of a No Action Letter, and (B) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act;

“Computershare” means Computershare Investor Services Inc.;

“Consideration” means US$31.00 in cash per Share, without interest;

“Court” means the Supreme Court of British Columbia;

“Covered Financing” has the meaning ascribed thereto under “Particulars of the Arrangement – Sources of Funds for the Arrangement”.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or related or associated epidemics, pandemics or disease outbreaks;

“CRA” means the Canada Revenue Agency;

“Data Room” means the material contained as of 5:00 p.m. (Vancouver time) on the day before the date of the Arrangement Agreement in the virtual data rooms established by the Company.

“Debt Commitment Letter” has the meaning ascribed thereto under “Particulars of the Arrangement – Sources of Funds for the Arrangement”;

“Demand for Payment” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”;

“Depositary” means such person as the Company may appoint to act as depositary for the Arrangement, with the approval of the Purchaser, acting reasonably;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” means the rights of dissent exercised by Registered Shareholders as of the end of business on the Record Date under section 190 of the CBCA in respect of the Arrangement, as modified by the Plan of Arrangement and the Interim Order;

“Dissenting Holder” means a Registered Shareholder as of the Record Date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Dissenting Shares” means Shares in respect of which Dissent Rights have been validly exercised before the Effective Time;

“DRS Advice” means a direct registration statement (DRS) advice;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as specified in writing by the Purchaser to the Company;

“Eligible Institution” means a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

“Exchanges” means the TSX and the NASDAQ;

“Exclusivity Agreement” has the meaning ascribed thereto under “Background to the Arrangement Agreement”;

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably);

“Final Proposal” has the meaning ascribed thereto under “Background to the Arrangement Agreement”;

“forward-looking statements” has the meaning ascribed thereto under “Cautionary Statement Regarding Forward-Looking Statements”;

“FTC” means the United States Federal Trade Commission;

“GAAP” means Canadian generally accepted accounting principles applicable to public companies at the relevant time applied on a consistent basis, which, for greater certainty, includes International Financial Reporting Standards from and after adoption by the Company;

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority or stock exchange, including the Exchanges;

“Incentive Plans” means, collectively, (a) the Company Option Plan and (b) the Company RSU Plans;

“Incentive Securities” means, collectively, (a) the Options, (b) the RSUs and (c) the PSUs;

“Indemnification Amount” has the meaning ascribed thereto under “Particulars of the Arrangement – Interests of Certain Persons in the Arrangement—Change of Control Provisions”;

“Investment Canada Act” means the Investment Canada Act (Canada);

“Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders”;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“HSR Clearance” means that the applicable waiting period (including any extension thereof) pursuant to the HSR Act shall have expired or been terminated;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“IoT” means the Internet of Things;

“Initial Proposal” has the meaning ascribed thereto under “Background to the Arrangement Agreement”;

“insider” has the meaning ascribed thereto in the Securities Act (Ontario);

“Intellectual Property” means all intellectual property, in any jurisdiction throughout the world, whether or not registrable, including all: (a) patents, applications for patents and reissues, divisionals, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications, (b) proprietary and non public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, models, formulas, algorithms, processes, designs, technology, technical data, schematics, formulae and customer lists, and proprietary rights in documentation relating to any of the foregoing, (c) copyrights, copyright registrations and applications for copyright registration, (d) integrated circuit, topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications, (e) designs, design registrations, design registration applications, industrial designs, industrial design registrations and industrial design applications, (f) trade names, business names, corporate name, domain names, social media accounts and user names, social media identifiers and identities, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing (g) all intellectual property rights in and to software and technology, and (h) any other intellectual property and industrial property rights throughout the world;

“Interim Order” means the interim order of the Court attached to this Circular as Appendix F, pursuant to section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably);

“Intermediary” means an intermediary with which a Non-Registered Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees;

“J.P. Morgan” J.P. Morgan Securities LLC;

“Key Regulatory Approvals” means Competition Act Approval and HSR Clearance;

“Kingsdale” means Kingsdale Advisors;

“Law” means, with respect to any person or entity, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person or entity or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the person or entity to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended;

“Lender” has the meaning ascribed thereto under “Particulars of the Arrangement – Sources of Funds for the Arrangement”;

“Letter of Transmittal” means the letter of transmittal sent by the Company to Shareholders for use in connection with the Arrangement enclosed with this Circular or otherwise made available by the Company to Shareholders;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Market Capitalization” has the meaning ascribed thereto under “Certain United States Income Tax Considerations for Shareholders”;

“Matching Period” has the meaning ascribed thereto under “The Arrangement Agreement – Right to Match”;

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with: (a) any change, event, occurrence, effect, state of facts or circumstance generally affecting the wireless communications and information technology industry in which the Company and/or its Subsidiaries operate; (b) changes, events or occurrences in general economic, political, or financial conditions in any jurisdiction in which the Company or its Subsidiaries operate, including changes in currency exchange rates; (c) any hurricane, flood, tornado, earthquake or other natural disaster, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any worsening of such conditions existing as of the date of the Arrangement Agreement; (d) commencement or escalation of a war (whether or not declared), armed hostilities or acts of crime or terrorism; (e) any change in Law, U.S. GAAP or changes in regulatory accounting or tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Entity; (f) any specific action taken (or omitted to be taken) by the Company or any of its Subsidiaries that is expressly required to be taken (or expressly prohibited to be taken) pursuant to the Arrangement Agreement or that is taken (or omitted to be taken) with the prior written consent, or at the written direction of, the Purchaser; (g) any change in the market price or any change in the trading volume of the Shares (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); (h) the identity of, or any facts or circumstances relating to, the Parent, the Purchaser or their respective affiliates; (i) the failure by the Company to meet any internal forecasts, projections or earnings guidance or expectations, or any external forecasts, projections or earnings guidance or expectations provided or publicly released by the Company or equity analysts (it being understood that the causes underlying such matters may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); (j) Proceedings brought following the date of the Arrangement Agreement by and on behalf of Shareholders relating to the Arrangement Agreement or the transactions contemplated hereby (it being understood that the causes underlying such Proceeding may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in deter-mining whether a Material Adverse Effect has occurred); or (k) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any Governmental Entity or any of their current or prospective employees, customers, Securityholders, financing sources, vendors, distributors, suppliers or partners, in each case, to the extent resulting from the announcement of the Arrangement Agreement or the Arrangement or the implementation of the Arrangement (it being understood that this clause (k) shall not apply to any representation or warranty or the satisfaction of any condition precedent to the extent the purpose of such representation or warranty or condition is to address the consequences resulting from the execution and delivery of the Arrangement Agreement or the consummation of the Arrangement); provided, however, if any change, event, occurrence, effect, state of facts and/or circumstance referred to in clauses (a) through to and including (e) above has a disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the industries and businesses in which the Company and its Subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Material Adverse Effect);

“Material Contract” means any written or oral agreement, commitment, engagement, contract, franchise, licence, lease, sublease, obligation, note, bond, mortgage, indenture, deferred or conditioned sale agreement, general sales agent agreement, undertaking or joint venture, in each case, together with any amendment, modification or supplement thereto, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective properties (including any real property leased, subleased, licensed or otherwise used or occupied by the Company or any of its Subsidiaries) or assets is subject, other than an employee benefit plan: (a) under which the Company or any of its Subsidiaries has received payment in excess of $10,000,000 during the fiscal year ended December 31, 2021, or expects to receive in excess of $20,000,000 during the fiscal year ending December 31, 2022; (b) under which the Company or any of its Subsidiaries has made payments in excess of $10,000,000 during the fiscal year ended December 31, 2021, or is obligated to make payment in excess of $20,000,000 in any 12-month period; (c) relating to (i) the existing financing instruments or any other indebtedness (currently outstanding or which may become outstanding) of the Company or any of its Subsidiaries, (ii) the guarantee of any liabilities or obligations of a person other than the Company or any of its Subsidiaries, in each case excluding guarantees or intercompany liabilities or obligations between two or more persons each of whom is a Subsidiary of the Company or between the Company and one or more persons each of whom is a Subsidiary of the Company, (iii) the Company’s uncommitted Receivables Purchase Agreement with the Canadian Imperial Bank of Commerce, as purchaser, or (iv) any Swap; (d) restricting the incurrence of indebtedness by the Company or any of its Subsidiaries, including by requiring the granting of an equal and rateable Lien, or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company; (e) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange (including any put, call or similar right), any property or asset where the unpaid purchase or sale price or agreed value of such property or asset exceeds $5,000,000 during the remaining life of the contract; (f) that (i) limits or restricts in any material respect the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or the scope of persons to whom the Company or any of its Subsidiaries may sell products or deliver services, or (ii) creates an exclusive arrangement or “most favoured nation” obligation, or grants a third party a right of first offer or refusal in respect of material assets of the Company or any of its Subsidiaries; (g) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (h) with a Governmental Entity for a value in excess of $5,000,000; (i) that obligates the Company or any of its Subsidiaries to make any capital investment or capital expenditure in excess of $5,000,000 during the remaining life of the contract; (j) providing for any termination, severance, retention, transaction or change in control payments in respect of the members of senior management; (k) that is a collective agreement; (l) in excess of $1,000,000 with any person with whom the Company or any of its Subsidiaries does not deal at arm’s length; (m) that is an agreement with any of its Shareholders in their capacity as such; (n) that relates to a joint venture, legal partnership or similar alliance with a third party; (o) involving the settlement of any lawsuit in excess of $1,000,000 with respect to which (i) there is any material unpaid amount owing by, or other material remaining obligation of, the Company or any of its Subsidiaries; or (ii) material conditions precedent to the settlement thereof have not been satisfied; (p) under which the Company or the applicable Subsidiary of the Company has granted an exclusive license to any material Company owned Intellectual Property to another person or receives an exclusive license to any material licensed Intellectual Property from another person; (q) establishing strategic partnerships that are material to the Company, including those listed in the Company Disclosure Letter; (r) which has been or would be required by Securities Laws to be filed by the Company with the Securities Authorities; or any contract listed in the Company Disclosure Letter.

“Meeting” has the meaning ascribed thereto under “Solicitation of Proxies”;

“Meeting Materials” means the notice of meeting, the Circular, the form of proxy (for Registered Shareholders) and the Letter of Transmittal (for Registered Shareholders), along with such amendments or additional documents as counsel for Sierra may advise are necessary or desirable and are not inconsistent with the terms of the Interim Order;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NASDAQ” means the Nasdaq Global Market;

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;

“No Action Letter” means written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement;

“Non-Registered Shareholder” means a non-registered beneficial holder of Shares whose shares are held through an Intermediary;

“Non-Resident Dissenting Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada”;

“Non-Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Not Resident in Canada”;

“Non-Specified PSUs” means the performance share units of the Company issued under the Company RSU Plans that are not Specified PSUs;

“Notice of Appearance” has the meaning ascribed thereto under “Principal Legal Matters – Court Approval of the Arrangement and Completion of the Arrangement”;

“Notice of Dissent” has the meaning ascribed thereto under “Dissenting Shareholders’ Rights”;

“Notice of Hearing” has the meaning ascribed thereto under “Principal Legal Matters – Court Approval of the Arrangement and Completion of the Arrangement”;

“Notifiable Transactions” has the meaning ascribed thereto under “Summary – Regulatory Approvals – Canada”;

“Notification” has the meaning ascribed thereto under “Summary – Regulatory Approvals – Canada”;

“Offer to Pay” means the written offer of the Purchaser to each Dissenting Holder who has sent a Demand for Payment to pay for its Shares in an amount considered by the Board of Directors to be the fair value of the Shares, all in compliance with the dissent procedures described under “Dissenting Shareholders’ Rights”;

“Options” means all outstanding options to purchase Shares issued pursuant to the Company Option Plan;

“Outside Date” means January 3, 2023 (as such date may be extended pursuant to the immediately succeeding proviso) or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred on or prior to the Outside Date as a result of the failure to satisfy the conditions that (i) the Key Regulatory Approvals have been obtained and are in full force and effect and (ii) that no Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement (if the Law giving rise to the failure of such condition to be satisfied relates to any Key Regulatory Approval), then any Party may extend such initial Outside Date by two additional successive periods of one month each (for a maximum aggregate extension of the initial Outside Date by two months, irrespective of which Party provides an extension notice), by notice in writing delivered to the other Parties by 5:00 pm (Vancouver time) on the Business Day prior to the initial Outside Date or any subsequent Outside Date, provided that, notwithstanding the foregoing, a Party shall not be permitted to extend the applicable Outside Date if the failure to satisfy such conditions is primarily the result of such Party’s breach of its covenants in the Arrangement Agreement;

“Parties” means the Company, the Parent and the Purchaser and “Party” means any one of them;

“PFIC” has the meaning ascribed thereto under “Certain United States Income Tax Considerations for Shareholders”;

“PFIC rules” has the meaning ascribed thereto under “Certain United States Income Tax Considerations for Shareholders”;

“Plan of Arrangement” means the plan of arrangement hereto in Appendix E, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto under “The Arrangement Agreement – Pre-Acquisition Reorganization”;

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, enquiry, investigation or other proceeding commenced, brought, conducted or heard by or before, any Governmental Entity;

“Proposed Amendments” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders”;

“Proposed Transaction” has the meaning ascribed thereto under “Background to the Arrangement Agreement”;

“PRSUs” means the phantom restricted share units granted to eligible employees pursuant to the Company’s PRSU Arrangements;

“PRSU Arrangement” means, in aggregate, the grant letters for PRSUs;

“PSU Holders” has the meaning ascribed thereto under “Solicitation of Proxies”;

“PSUs” means, collectively, the Non-Specified PSUs and Specified PSUs;

“Purchaser” means 13548597 Canada Inc., a corporation existing under the Laws of Canada, and, in accordance with the Arrangement Agreement, any of its successors or permitted assigns;

“Qatalyst Partners” means Qatalyst Partners LP;

“Qatalyst Engagement Letter” has the meaning ascribed thereto under “Background and Reasons for the Arrangement – Qatalyst Fairness Opinion”;

“Qatalyst Fairness Opinion” means the opinion of Qatalyst, the financial advisor to the Company, addressed to the Board of Directors, dated as of August 2, 2022, a copy of which is attached as Appendix A to this Circular;

“Record Date” has the meaning ascribed thereto under “Information Regarding Proxies”;

“Registered Intellectual Property” means all Intellectual Property that is the subject of a registration (or an application for registration), including domain names;

“Registered Shareholders” means a registered holder of Shares as recorded in the Sierra Shareholders’ register;

“Regulations” means the regulations under the Tax Act, as amended;

“Regulatory Approvals” means any Authorization, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required to be obtained in connection with the transactions contemplated by the Arrangement Agreement, including the Key Regulatory Approvals;

“Representatives” means the officers, directors, employees, financial advisors, legal counsel, accountants and other agents and representatives of a Party;

“Required Securityholder Approval” has the meaning ascribed thereto under “Particulars of the Arrangement – Required Securityholder Approval”;

“Resident Dissenting Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”;

“Resident Holder” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”;

“RSU Holders” has the meaning ascribed thereto under “Solicitation of Proxies”;

“RSUs” means (a) the restricted share units of the Company issued under the Company RSU Plans and (b) the PRSUs;

“Securities” means, collectively, the Shares, Options, RSUs and PSUs;

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada and of the states of the United States as well as the SEC and the Exchanges;

“Securities Laws” means the Securities Act (Ontario), the United States Securities Act of 1933, the Exchange Act, and all other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and published policies of the Exchanges.;

“Securityholders” means collectively, the Shareholders and the holders of Incentive Securities;

“Semtech” or “Parent” means Semtech Corporation, a corporation existing under the laws of the State of Delaware;

“Settled Share Units” has the meaning ascribed thereto under “Particulars of the Arrangement – Arrangement Mechanics”;

“Sierra” or “Company” means Sierra Wireless, Inc., a company existing under the laws of Canada;

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires;

“Share Purchase Trust” means the trust established pursuant to the trust agreement dated April 1, 2008 between the Company and Canadian Western Trust Company for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Company RSU Plans;

“Shares” means the common shares in the share capital of the Company;

“Special Committee” means the special committee consisting of independent members of the Board of Directors formed in connection with the Arrangement and the other transactions contemplated by the Arrangement Agreement;

“Specified Governmental Entity” means any Governmental Entity exercising governmental or regulatory authority with respect to anti-trust, competition, foreign investment, or merger control activities;

“Specified PSUs” means the performance share units of the Company issued under the Company RSU Plans other than EBIT-based performance share units for the 2023 and 2024 performance period;

“Subsequent Proposal” has the meaning ascribed thereto under “Background to the Arrangement Agreement”;

“Subsidiary” has the meaning specified in NI 45-106 as in effect on the date of the Arrangement Agreement, and for the purposes of the Arrangement Agreement, “control” shall also include the possession, directly or indirectly, of the power to direct or cause the direction of the policies, management and affairs of any person, whether through ownership of voting securities, by contract or otherwise, including with respect to any general partner of another person with the power to direct the policies, management and affairs of such person, provided that, for the purposes of the sections of the Arrangement Agreement regarding no conflict and Subsidiaries, reference to “Subsidiary” or “Subsidiaries” means only such Subsidiaries, excluding Sierra Wireless Sweden AB, of which (i) the total assets of the Subsidiary exceed 10% of the consolidated assets of the Company, (ii) the revenue of the Subsidiary exceeds 10% of the consolidated revenue of the Company or (iii) the conditions in paragraphs (i) and (ii) are satisfied when the Subsidiaries that may be omitted under paragraphs (i) and (ii) are aggregated and the reference to 10% in those paragraphs is changed to 20%.

“Superior Proposal” means an unsolicited written Acquisition Proposal from a person or entity or group of persons or entities who is at arm’s length with the Company to acquire not less than all of the outstanding Shares, other than Shares owned by the person or entity or group of persons or entities making the Acquisition Proposal, or all or substantially all of the Company assets on a consolidated basis that (a) complies with applicable Securities Laws and did not result from a breach of the non-solicitation provisions in the Arrangement Agreement, (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the person or entity or group of persons or entities making such proposal and their respective affiliates, (c) is not subject to any financing condition, (d) is not subject to any due diligence or access condition, and (e) the Board of Directors determines in its good faith judgment, in consultation with its financial advisors and its outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or entity or group of persons or entities making such Acquisition Proposal and their respective affiliates, would, if consummated in accordance with its terms, but without assuming away the risk of non completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to the exercise of its right to match a Superior Proposal);

“Superior Proposal Notice” has the meaning ascribed thereto under “The Arrangement Agreement – Right to Match”;

“Swap” means any transaction which is a derivative, rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

“Tax” or “Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, volume, quantity, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal or property, health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance, parental insurance and government pension plan premiums or contributions and any liability relating to a deemed overpayment of Taxes under section 125.7 of the Tax Act or other amount received in respect of COVID-19 subsidies, (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b), (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of any obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

“taxable capital gain” has the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations for Shareholders – Holders Resident in Canada”;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Return” means any and all returns, reports, declarations, elections, notices, forms, designations, filings and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes, including any amendments, modifications, or schedules of any of the foregoing;

“Termination Fee” has the meaning ascribed thereto under “The Arrangement Agreement – Termination Fee”;

“Termination Fee Event” has the meaning ascribed thereto under “The Arrangement Agreement – Termination Fee”;

“Transfer Agent” means Computershare Investor Services Inc., in its capacity as the transfer agent for the Company;

“Trust Shares” has the meaning ascribed thereto under “Particulars of the Arrangement – Arrangement Mechanics”;

“TSX” means Toronto Stock Exchange;

“U.S. Exchange Act” has the meaning ascribed thereto under “Questions and Answers About the Meeting and the Arrangement- Notice to United States Shareholders”;

“U.S. GAAP” means accounting principles and practices generally accepted in the United States; and

“U.S. Holder” has the meaning ascribed thereto under “Certain United States Income Tax Considerations for Shareholders”.

APPENDIX A

QATALYST FAIRNESS OPINION

See attached.

A-1

August 2, 2022

Board of Directors

Sierra Wireless, Inc.

13811 Wireless Way

Richmond, British Columbia V6V 3A4

Members of the Board:

We understand that Sierra Wireless, Inc. (the “Company”), proposes to enter into a definitive arrangement agreement to be dated August 2, 2022 (the “Arrangement Agreement”), with Semtech Corporation and/or one of its affiliates (the “Acquiror”), pursuant to which, among other things, the Acquiror will indirectly acquire all of the issued and outstanding common shares in the capital of the Company (the “Company Shares”), by way of a plan of arrangement carried out under the provisions of the Canada Business Corporations Act (the “Arrangement”) in exchange for US$31.00 in cash per Company Share (the “Consideration”).

The terms and conditions of the Arrangement Agreement will be more fully described in a management information circular (the “Circular”) which will be mailed to holders of Company Shares (the “Company Shareholders”) in connection with the Arrangement.

We have been retained as a financial advisor to the Board of Directors of the Company in respect of the Arrangement and, as part of our agreed scope of work you have asked us to render a written opinion as to whether the Consideration to be received by Company Shareholders pursuant to the Arrangement, is fair, from a financial point of view, to such Company Shareholders.

Qatalyst Partners is a leading independent investment banking advisory firm, providing mergers & acquisitions and strategic advisory services to the global technology industry. Qatalyst Partners has been the lead financial advisor in a significant number of transactions globally involving public and private companies and has extensive experience in preparing fairness opinions.

For purposes of the opinion set forth herein, we have reviewed, considered, and relied upon, among other things, the following, (a) a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which our opinion is based, addressed to us and dated the date hereof, provided by senior officers of the Company (the “Company Certificate”), (b) a draft of the Arrangement Agreement, dated August 2, 2022, and a draft of the schedules thereto, including the plan of arrangement and draft forms of the voting and support agreements with each

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of the directors and senior officers of the Company, (c) a draft of the debt commitment letter from debt financing sources to Acquiror, dated August 2, 2022, (d) certain publicly available financial statements and other business and financial information of the Company, (e) public information with respect to other transactions of a comparable nature considered by us to be relevant, (f) reports published by equity research analysts and industry sources we considered relevant and (g) such other information, performed such other analyses and examinations and considered such other factors that we deemed appropriate. We have also reviewed certain forward-looking information relating to the Company prepared by the management of the Company, including financial projections and operating data of the Company (the “Company Projections”). Additionally, we discussed the past and current operations and financial condition and the prospects of the Company with senior management of the Company, including their views on the risks and uncertainties of achieving the Company Projections. We also reviewed the historical market prices and trading activity for Company Shares and compared the financial performance of the Company and the prices and trading activity of Company Shares with that of certain other selected publicly-traded companies and their securities. In addition, we reviewed the financial terms, to the extent publicly available, of selected acquisition transactions, and performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate. We have not, to the best of our knowledge, been denied access by the Company to any information requested by us.

Senior officers of the Company have represented to us in the Company Certificate, among other things, that:

(a)

with the exception of budgets, forecasts, projections or estimates referred to in paragraph (c) below, the Information provided to us orally by, or in the presence of, an officer, director or employee of, the Company, or in writing by the Company or any of its subsidiaries (as defined in the Securities Act (Ontario) (the “Act”) or any of its or their representatives in connection with our engagement, in respect of the Company or any of its subsidiaries, was at the date the Information was provided to us or at the date the applicable disclosure document was filed, as applicable, and is as of the date hereof, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act);

(b)

since the dates on which the Information was provided or made available to us, except as disclosed in writing to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries;

(c)

any portions of the Information provided to us which constitute budgets, forecasts, projections or estimates were prepared using the assumptions identified therein, which, in the reasonable opinion of management of the Company, are (or were at the time of preparation and continue to be) reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby, and are not, in the reasonable belief of management of the Company, misleading in any material respect; and

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(d)

there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or any of their respective securities or material assets or liabilities, that, in each case, have been prepared in the two years preceding the date hereof and which have not been provided to us.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy, completeness and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (collectively, the “Information”). The opinion is conditional upon the completeness, accuracy and fair representation of the Information. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair representation of any such Information. With respect to the Company Projections, we have been advised by the management of the Company, and have assumed based on discussions with the management and the Board of Directors of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company and other matters covered thereby. We express no view as to such Company Projections or the assumptions on which they were based. We have assumed that the terms of the draft Arrangement Agreement will not differ materially from the final executed Arrangement Agreement, and that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement, without any modification, waiver or delay of any terms or conditions. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Arrangement, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company or the contemplated benefits expected to be derived in the proposed Arrangement. We have relied upon, without independent verification, the information provided to us with respect to legal, tax or regulatory matters. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities, assets or liabilities (contingent or otherwise) of the Company or its affiliates nor have we been furnished with any such valuation or appraisal. In addition, we have relied, without independent verification, upon the assessment of the management of the Company as to the existing and future technology and products of the Company and the risks associated with such technology and products.

We were formally engaged by the Company, in connection with the Arrangement, on behalf of the Board of Directors of the Company pursuant to a letter agreement dated June 20, 2022 (the “Engagement Letter”). Under the terms of the Engagement Letter, we have agreed to provide the Company with various advisory services in connection with the Arrangement, including, among other things, the provision of an opinion if requested. We have acted as financial advisor to the Company in connection with the Arrangement and will receive a fee for our services, a portion of which has been earned, a portion of which will become payable upon rendering of this opinion (no part of which is contingent upon the opinion being favourable or upon the successful completion of the Arrangement or any alternative transaction), and a substantial portion of which is contingent upon the successful completion of the Arrangement. In addition, the Company has agreed to

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reimburse our expenses and indemnify us for certain liabilities arising out of our engagement. During the two-year period prior to the date hereof, no material relationship existed between Qatalyst Partners or any of its affiliates, on the one hand, and the Company or the Acquiror, on the other hand, pursuant to which compensation was received by Qatalyst Partners or its affiliates. Qatalyst Partners and/or its affiliates may in the future provide investment banking and other financial services to the Company or Acquiror and their respective affiliates for which we would expect to receive compensation.

Qatalyst Partners provides investment banking and other services to a wide range of entities and individuals, globally, from which conflicting interests or duties may arise. In the ordinary course of these activities, affiliates of Qatalyst Partners may at any time hold long or short positions, and may trade or otherwise effect transactions in debt or equity securities or loans of the Company, Acquiror or certain of their respective affiliates.

This opinion has been approved by our opinion committee in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent. This opinion does not constitute a recommendation as to how Company Shareholders should vote with respect to the Arrangement or any other matter and does not in any manner address the price at which Company Shares will trade at any time.

Except for the inclusion of the opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, or as otherwise may be required by law, the opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

The preparation of the opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. We believe that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the opinion. This opinion should be read in its entirety.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Our opinion does not address the underlying business decision of the Company to engage in the Arrangement, or the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the Company Shareholders pursuant to, and in accordance with, the terms of the Arrangement Agreement, and we express no opinion with respect to the fairness of the amount or nature of the compensation to any of the officers, directors or employees of the Company or any of its affiliates, or any class of such persons, relative to such consideration.

One Maritime Plaza | 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

4

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the Company Shareholders pursuant to the Arrangement, is fair, from a financial point of view, to the Company Shareholders.

Yours faithfully,

QATALYST PARTNERS LP

One Maritime Plaza | 24th Floor | San Francisco, CA 94111

Tel: 415.844.7700 | www.qatalyst.com | Fax: 415.391.3914

5

APPENDIX B

BMO FAIRNESS OPINION

See attached.

B-1

August 2, 2022

The Special Committee of the Board of Directors and the Board of Directors

Sierra Wireless, Inc.

13811 Wireless Way

Richmond, BC

V6V 3A4

To the Special Committee of the Board of Directors and the Board of Directors:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that Sierra Wireless, Inc. (“Sierra” or the “Company”), 13548597 Canada Inc. (the “Acquiror”) and Semtech Corporation (“Semtech”) propose to enter into an arrangement agreement to be dated on or about August 2, 2022 (the “Arrangement Agreement”) pursuant to which, among other things, the Acquiror will acquire all of the outstanding common shares of the Company (the “Shares”), by way of an arrangement under the Canada Business Corporations Act (the “Arrangement”). Under the Arrangement, at closing, the holders of the issued and outstanding Shares of the Company (the “Sierra Shareholders”) will receive US$31.00 in cash per Share (the “Consideration”).

The terms and conditions of the Arrangement will be summarized in the Company’s management information circular (the “Circular”) to be sent to the Sierra Shareholders and holders of stock options, restricted stock units and performance stock units in connection with a special meeting of Sierra securityholders to be held to consider and, if deemed advisable, approve the Arrangement.

We have been retained to provide financial advice to the Special Committee (the “Special Committee”) of the Board of Directors of the Company (the “Board of Directors”), including our opinion (the “Opinion”) to the Special Committee and the Board of Directors as to the fairness from a financial point of view of the Consideration to be received by the Sierra Shareholders pursuant to the Arrangement.

All dollar amounts herein are expressed in U.S. dollars, unless stated otherwise. Certain figures have been rounded for presentation purposes.

ENGAGEMENT OF BMO CAPITAL MARKETS

The Special Committee, through its counsel, initially contacted BMO Capital Markets regarding a potential advisory assignment on July 28, 2022. BMO Capital Markets was formally engaged by the Company on behalf of the Special Committee pursuant to an agreement dated July 30, 2022 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the Special Committee and the Board of Directors with an Opinion in connection with the Arrangement.

Under the terms of the Engagement Agreement, BMO Capital Markets will receive a fixed fee for rendering the Opinion. In addition, BMO Capital Markets will be reimbursed for its reasonable out-of-pocket expenses incurred in respect of its engagement under the Engagement Agreement, including the reasonable fees and disbursements of its legal counsel, and BMO Capital Markets (and certain other parties) will be indemnified against certain liabilities. The fee payable to BMO Capital Markets under the Engagement Agreement is not contingent upon the conclusions reached by BMO Capital Markets in the Opinion, or upon the successful completion of the Arrangement or any other transaction.

CREDENTIALS OF BMO CAPITAL MARKETS

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions including in transactions similar to the Arrangement.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters. The Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Industry Regulatory Organization of Canada (“IIROC”), but IIROC has not been involved in the preparation or review of this Opinion.

INDEPENDENCE OF BMO CAPITAL MARKETS

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of the Company, the Acquiror or Semtech or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than acting as financial advisor to the Special Committee pursuant to the Engagement Agreement.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Arrangement. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

SCOPE OF REVIEW

In connection with rendering the Opinion, BMO Capital Markets has reviewed and relied upon, or carried out, among other things, the following:

(a)	a draft of the Arrangement Agreement dated July 31, 2022 and the draft schedules thereto, including the plan of arrangement;

(b)	certain publicly available information relating to the business, operations, financial condition and trading history of the Company and other selected public companies we considered relevant;

(c)	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the Company relating to the business, operations and financial condition of the Company;

(d)	internal management forecasts, projections and estimates prepared or provided by or on behalf of management of the Company (the “Company Forecasts”);

(e)	discussions with management of the Company relating to the Company’s current business, plans, financial condition and prospects;

(f)	the trading history of the Company and other selected public companies BMO Capital Markets considered relevant;

(g)	public information with respect to selected precedent transactions we considered relevant;

(h)	various reports published by equity research analysts and industry sources we considered relevant;

(i)	various discussions with (i) the Special Committee, (ii) Qatalyst Partners, co-financial advisor to the Company, and (iii) Blake, Cassels & Graydon LLP, Canadian external legal counsel to the Company;

(j)

a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the Company (the “Company Certificate”); and

(k)	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the Company to any information under the Company’s control requested by BMO Capital Markets.

PRIOR VALUATIONS

The Chief Executive Officer and Chief Financial Officer of the Company have represented to BMO Capital Markets that, to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or any of their respective securities, material assets or liabilities that have been prepared in the two years preceding the date hereof and which have not been provided to BMO Capital Markets.

ASSUMPTIONS AND LIMITATIONS

In accordance with the Engagement Agreement, we have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material relating to the Company obtained by us from public sources or provided to us by or on behalf of the Company or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that the Company Forecasts provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the Company, having regard to the Company’s business, plans, financial condition and prospects. In addition, BMO Capital Markets has assumed that the Company Forecasts will be achieved at the times and in the amounts projected.

The Chief Executive Officer and Chief Financial Officer of the Company have represented to BMO Capital Markets in the Company Certificate, among other things, that:

(a)

the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the Company, or in writing by the Company or any of its subsidiaries, associates or affiliates (each as defined in National Instrument 45-106 – Prospectus Exemptions) or any of its or their representatives in connection with our engagement, was at the date the Information was provided to BMO Capital Markets, and is as of the date of the Company Certificate, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Act);

(b)

since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries, and to their knowledge, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Semtech or any of its subsidiaries including the Acquiror;

(c)	except as disclosed in writing, no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion.

In preparing the Opinion, we have assumed that the executed Arrangement Agreement will not differ in any material respect from the draft dated July 31, 2022 that we reviewed, and that the Arrangement will be consummated in accordance with the terms and conditions of the Arrangement Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the Company as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the Company and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Arrangement.

The Opinion is provided to the Special Committee and the Board of Directors for their respective exclusive use only in considering the Arrangement and may not be used or relied upon by any other person or for any other purpose without our prior written consent. Except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular, the Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the Company or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not intended to be, and does not constitute, a recommendation to either the Special Committee or the Board of Directors as to whether it should approve the Arrangement or to any Sierra Shareholder as to whether or how such holder should vote in respect of the Arrangement or whether to take any other action with respect to the Arrangement or the Shares, as applicable. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the Company may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Arrangement and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the Company and its legal advisors with respect to such matters.

BMO Capital Markets has not been asked to, nor does it, offer any opinion as to the material terms (other than the Consideration) of the Arrangement Agreement. In addition, the Opinion does not address (a) the relative merits of the Arrangement as compared to any strategic alternatives that may be available to the Company, nor (b) the fairness of the Consideration to any person who validly exercises the right of dissent of such person in respect of the Arrangement. In preparing the Opinion, BMO Capital Markets was not authorized to solicit and did not solicit, interest from any other party with respect to the acquisition of the Company or its Shares or any other business combination or other extraordinary transaction involving the assets of the Company, nor did BMO Capital Markets negotiate with any other party in connection with any such transaction.

The preparation of the Opinion is a complex process and is not necessarily amenable to being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. BMO Capital Markets believes that our analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by us, without considering all factors and analyses together, could create an incomplete or misleading view of the process underlying the Opinion. This opinion letter should be read in its entirety.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

DESCRIPTION OF SIERRA

Sierra is a world leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. Sierra shares are traded on the TSX (under the stock symbol “SW”) and on the NASDAQ (under the stock symbol “SWIR”).

The Company’s head and registered office is located in Richmond, British Columbia.

DESCRIPTION OF SEMTECH

Semtech is a leading global supplier of high-performance analog and mixed-signal semiconductors and advanced algorithms for infrastructure, high-end consumer and industrial equipment. Semtech designs, develops, manufactures and markets a wide range of products for commercial applications, the majority of which are sold into the infrastructure, high-end consumer and industrial end markets. Products are designed to benefit the engineering community as well as the global community. Publicly traded since 1967, Semtech’s common stock is listed on the Nasdaq Global Select Market under the symbol “SMTC”. The Acquiror is a wholly-owned subsidiary of Semtech formed for the sole purpose of effecting the Arrangement.

Semtech’s head and registered office is located in Camarillo, California.

SUMMARY OF FINANCIAL ANALYSIS

Financial Projections

In considering the fairness, from a financial point of view, of the Consideration to be received by the Sierra Shareholders pursuant to the Arrangement, BMO Capital Markets reviewed the Company Forecasts containing certain projections of the Company’s future financial and operating performance provided by management of the Company. The Company Forecasts include, among other things, assumptions, estimates and projections regarding revenue, operating expenses, capital costs, restructuring costs, depreciation, taxes and inventories which management of the Company has represented to BMO Capital Markets reflect (or reflected at the time of preparation) and continue to reflect the best currently available assumptions, estimates and judgements of management of the Company and were prepared using the assumptions identified therein, which, in the reasonable belief of management of the Company are (or were at the time of preparation) and continue to be reasonable in the circumstances.

BMO Capital Markets considered the Company Forecasts for the years 2022 through 2028 as follows:

				2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	(US$	mm	)	$678	$726	$835	$960	$1,056	$1,125	$1,176
Gross Profit	(US$	mm	)	$230	$255	$309	$365	$401	$439	$470
Operating Expenses	(US$	mm	)	$180	$187	$198	$210	$226	$241	$258
Operating Income	(US$	mm	)	$50	$68	$111	$155	$176	$198	$212

Depreciation & Amortization	(US$	mm	)	$15	$17	$17	$17	$18	$19	$20
EBITDA	(US$	mm	)	$66	$84	$128	$172	$194	$217	$232

Effective Tax Rate		(%)		11%	11%	11%	14%	17%	20%	20%
Net Income	(US$	mm	)	$44	$61	$99	$134	$147	$159	$171

Unlevered Free Cash Flow
Tax-Affected EBIT	(US$	mm	)	$45	$60	$99	$133	$146	$158	$170
Depreciation & Amortization	(US$	mm	)	$15	$17	$17	$17	$18	$19	$20
Capital Expenditures	(US$	mm	)	($15)	($18)	($18)	($19)	($19)	($20)	($21)
Changes in Net Working Capital	(US$	mm	)	$2	$1	$7	$7	$5	$4	$4
Restructuring Costs	(US$	mm	)	($11)	($19)	($4)	—	—	—	—
Unlevered Free Cash Flow	(US$	mm	)	$36	$41	$101	$138	$149	$162	$173

Approach to Fairness

BMO Capital Markets performed various analyses in connection with rendering the Opinion. In arriving at our conclusion, we did not attribute any particular weight to any specific approach or analysis, but rather developed qualitative judgements on the basis of our experience in rendering such opinions and on the Information considered as a whole.

In considering the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement Agreement, BMO Capital Markets considered whether the Consideration was consistent with ranges of share prices for the Company determined by applying several different valuation methodologies:

(a)	trading multiples and metrics of public companies we considered relevant;

(b)	multiples paid in selected precedent transactions we considered relevant; and

(c)	a discounted cash flow (“DCF”) analysis.

Comparable Trading Analysis

BMO Capital Markets reviewed certain publicly available financial and stock market information of publicly traded North American and international companies focused in the IoT Solutions and Module & Hardware sectors (the “Comparable Companies”). No company used in the comparable trading analysis is identical or directly comparable to the Company and, as such, the attributes of the selected Comparable Companies must be viewed and compared holistically. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which the Company was compared.

BMO Capital Markets selected Comparable Companies to the Company on several bases, including, product and service offering, growth profile, operating margins, profitability metrics, go-forward business strategy, recurring revenue and revenue mix (to the extent available). The primary metric considered in analyzing the selected Comparable Companies was enterprise value as a multiple of estimated revenue for the forecasted calendar year of 2023, based on the median of equity research analyst estimates for revenue available to BMO Capital Markets. BMO Capital Markets also reviewed, among other information, enterprise value as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the forecasted calendar year of 2023. This method was viewed as a secondary comparable trading metric, given the margin expansion forecasted by the Company. Consistent and positive EBITDA is generated after 2023 in the Company’s forecast but is difficult to evaluate relative to the Comparable Companies, given that Comparable Companies do not publicly disclose and equity research analysts do not estimate longer term EBITDA forecasts. Furthermore, the Company’s EBITDA has experienced a far greater level of variability as compared to its revenue on a historical basis.

BMO Capital Markets also considered the impact of prevailing economic and market conditions on the historical and future performance of the Company. In particular, the COVID-19 global pandemic created significant supply chain constraints that ultimately impaired the Company’s ability to meet the demand for its products and services through the calendar years 2020 and 2021. As supply chain constraints continued to ease throughout 2022, the Company has been able to fill its demand backlog, creating a substantial increase in year-over-year revenue growth (among other metrics). Taking this into consideration, BMO Capital Markets has regarded the Company Forecasts for the calendar year 2023 as the best gauge of normalized financial performance.

BMO Capital Markets considered the following publicly traded companies for the purposes of the comparable trading analysis:

Comparable Companies
CalAmp Corp.	Lantronix, Inc.

Digi International, Inc.	Quectel Wireless Solutions Co. Ltd.

Fibocom Wireless, Inc.	Thales SA

Inseego Corp.	u-blox Holding AG

KORE Group Holdings, Inc

BMO Capital Markets considered the range of values implied by observing the minimum, maximum and median trading multiples of the Comparable Companies on an enterprise value to 2023 estimated revenue and EBITDA basis:

	Revenue Multiple	EBITDA Multiple
Minimum	1.2x	8.1x
Maximum	3.0x	31.2x
Median	1.5x	12.1x

BMO Capital Markets applied the representative ranges of enterprise-level trading multiples described above to the Company’s revenue and EBITDA forecasts for 2023 and arrived at implied share price ranges of US$22.31 to US$53.25 and US$15.07 to US$53.22, respectively.

Precedent Transaction Analysis

BMO Capital Markets reviewed certain publicly available information with respect to selected precedent transactions involving North American and international companies in the IoT Solutions and Module & Hardware sectors over the last five years. Given differences in size, nature of operations, composition of business segments, geographic location, growth prospects, and economic and market conditions, BMO Capital Markets did not consider any specific precedent transaction to be directly comparable to the Arrangement. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgements concerning the differences between the Company and the Arrangement and the companies and the transactions to which they are being compared as well as other factors that could affect transaction values.

The primary metric BMO Capital Markets considered in analyzing the selected precedent transactions was enterprise value as a multiple of revenue for the last twelve-month (“LTM”) period and for the next twelve month period (“NTM”) at the announcement date of each precedent transaction, where available. BMO Capital Markets also considered enterprise value as a multiple of EBITDA (LTM and NTM) in the analysis of precedent transactions but did not use it as a means to inform an implied share price range, given the variability of EBITDA metrics associated with the selected transactions and the rationale concerning the Company’s historical and forecast EBITDA profile previously mentioned.

The following table summarizes the precedent transactions reviewed by BMO Capital Markets:

Date	Buyer	Target
05-May-22	MaxLinear, Inc.	Silicon Motion Technology Corp.
18-Apr-22	Sentinel Offender Services LLC	Sierra’s Omnilink Offender Monitoring Business
4-Oct-21	Qualcomm / SSW Partners, LP	Veoneer, Inc.
30-Aug-21	ADTRAN Holdings, Inc.	ADVA Optical Networking
25-May-21	DBAY Advisors Limited	Telit Communications Ltd.
8-Apr-21	GI Partners	Orbcomm, Inc.
21-Jan-21	Verra Mobility Corp.	Redflex Holdings Limited
23-Jul-20	Fibocom Wireless, Inc.	Sierra’s Automotive Embedded Module Business
17-Dec-17	Thales SA	Gemalto NV
2-Aug-17	Sierra Wireless, Inc.	Numerex Corp.

BMO Capital Markets considered the range of values implied by observing the minimum, maximum and median multiples paid in the precedent transactions on an enterprise value to LTM and NTM revenue basis:

	LTM Revenue Multiple	NTM Revenue Multiple
Minimum	0.9x	0.9x
Maximum	4.6x	4.0x
Median	1.7x	1.7x

BMO Capital Markets applied the representative ranges of enterprise-level precedent transaction multiples described above to the Company’s LTM and NTM revenue figures and arrived at implied share price ranges of US$13.17 to US$61.60 and US$17.47 to US$69.12, respectively.

Discounted Cash Flow Analysis

The DCF methodology reflects the growth prospects and risks inherent in the Company’s operations by considering the amount, timing and relative certainty of projected free cash flows expected to be generated by the Company. The DCF approach requires that certain assumptions be made regarding, among other things, future free cash flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values. BMO Capital Markets’ DCF analysis involved discounting to a present value the projected unlevered after-tax free cash flows of the Company, including a terminal value, and utilizing an appropriate weighted average cost of capital (“WACC”) as the discount rate.

As a basis for the development of the projected free cash flows for the DCF analysis, BMO Capital Markets reviewed the Company Forecasts, contained within a financial model, provided by management of the Company. BMO Capital Markets then scheduled a discussion with select members of the Company’s senior management team to discuss the underlying assumptions of the Company Forecasts. BMO Capital Markets relied upon the accuracy of these Company Forecasts and assumptions to conduct the DCF analysis.

BMO Capital Markets determined a range of enterprise values for the Company as at June 30, 2022, by calculating, at the applicable point in time, the estimated present value of the future unlevered, after-tax free cash flows that the Company is forecasted to generate based on the Company Forecasts. Projected unlevered after-tax free cash flows were discounted utilizing a WACC. The assumed optimal capital structure was determined based on the Company’s current and historical capital structure and the observed capital structures of the selected Comparable Companies. The cost of debt was calculated based on the risk-free rate of return and an appropriate borrowing spread to reflect credit risk at the assumed optimal capital structure. BMO Capital Markets used the capital asset pricing model (“CAPM”) approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the volatility of equity prices relative to a benchmark (“Beta”), the equity risk premium and, when and if applicable, a size premium and/or country risk premium. Based on this methodology, BMO Capital Markets determined the appropriate WACC to be within the range of 12.7% to 15.5%.

BMO Capital Markets calculated the terminal value for the Company by applying a terminal multiple range to the unlevered after-tax free cash flow in the terminal year, which reflects an estimate of the run-rate EBITDA for the Company. The terminal multiple range was derived by analyzing the trading multiples of a selected list of North American and international mature comparable companies (“Mature Comparable Companies”) operating in similar sectors. The Mature Comparable Companies are characterized by lower revenue growth and stabilized EBITDA margins. These companies, therefore, emulate the financial and operational profile of the Company in the terminal year of the management forecast and provide a reasonable basis for comparison once the Company is forecast to achieve consistent and positive EBITDA margins. The primary metric considered in analyzing the selected Mature Comparable Companies was enterprise value as a multiple of estimated EBITDA for the forecasted calendar year 2023, based on the median of equity research analyst estimates for EBITDA available to BMO Capital Markets.

BMO Capital Markets considered the following publicly traded companies for the purposes of deriving a terminal multiple range:

Mature Comparable Companies
GlobalFoundries, Inc.
II-VI, Inc.
Infineon Technologies AG

MKS Instruments, Inc.
NetApp, Inc.
Qorvo, Inc.
Skyworks Solutions, Inc.
STMicroelectronics NV
Western Digital Corp.

BMO Capital Markets considered the range of values implied by observing the minimum, maximum and median trading multiples of the Mature Comparable Companies on an enterprise value to 2023 estimated EBITDA basis:

EBITDA Multiple
Minimum	5.9x
Maximum	8.1x
Median	7.6x

Based on the assumptions above, BMO Capital Markets arrived at an implied share price range of US$25.85 to US$35.11 and took into consideration the following enterprise-level calculations:

(a)	the cash equivalents and outstanding debt of the Company as at June 30, 2022, as provided by management of the Company; and

(b)	the number of fully diluted Shares outstanding as at July 29, 2022, as provided by management of the Company.

BMO Capital Markets also performed and considered various sensitivity analyses on the implied share price that we considered relevant, including among other things, the impact of different discount rates and terminal multiples.

OTHER FACTORS CONSIDERED

Although not forming part of our financial analysis, BMO Capital Markets considered several other factors in arriving at the Opinion, including the following:

•

the historical trading prices of the Shares on the NASDAQ during the 52-week period ended July 29, 2022, which indicate a 52-week intraday low to high per share price range for the Shares of US$13.44 to US$26.92;

•

forward price targets for the Shares, as at July 29, 2022, as reflected in equity research analyst reports available to BMO Capital Markets, which indicate a price range for the shares of US$15.00 to US$32.00 (when analyzing the forward price targets, BMO Capital Markets discounted the forward price targets at the midpoint of the Company’s calculated cost of equity completed for the WACC analysis);

•

the 90-day volume weighted average price (“VWAP”) premiums of the recent North American technology sector transactions since January 1, 2021 and compared the minimum and maximum of the 90-day VWAP premiums to the 90-day VWAP of the Shares as at July 29, 2022;

•

the substantial increase in trading activity experienced by the Company throughout the three-month period preceding July 29, 2022 wherein the Company experienced an approximate 58% share price increase throughout this time period as well as an approximate 180% increase in average daily trading volumes on the NASDAQ exchange versus the five-year period from May 1, 2017 to May 1, 2022; and

•

the process undertaken by the Company in conjunction with Qatalyst Partners, co-financial advisor to the Company, which resulted in multiple prospective acquirors signing non-disclosure agreements in connection with a potential change of control transaction involving the Company, ultimately concluding with the submission of the final Consideration offered by the Acquiror.

CONCLUSION

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the Sierra Shareholders pursuant to the Arrangement is fair from a financial point of view to the Sierra Shareholders.

Yours truly,

BMO Nesbitt Burns Inc.

APPENDIX C

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1)

The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Sierra Wireless, Inc. (the “Company”), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”) among the Company, Semtech Corporation and 13548597 Canada Inc. dated August 2, 2022, all as more particularly described and set forth in the management information circular of the Company dated August 26, 2022 (the “Circular”) accompanying this notice of meeting and as it may from time to time be amended, modified or supplemented in accordance with the Arrangement Agreement, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

(2)

The plan of arrangement (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out as Appendix E to the Circular, is hereby authorized, approved and adopted.

(3)

The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion but subject to the terms of the Arrangement Agreement, without notice to or approval of the shareholders of the Company, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, and (ii) not to proceed with the Arrangement and any related transactions.

(5)

Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver, or cause to be executed and delivered, for filing with the Director under the CBCA, the articles of arrangement and all such other documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement or any such other document or instrument.

(6)

Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

C-1

APPENDIX D

ARRANGEMENT AGREEMENT

See attached.

D-1

EXECUTION VERSION

SIERRA WIRELESS, INC.

and

13548597 CANADA INC.

and

SEMTECH CORPORATION

ARRANGEMENT AGREEMENT

August 2, 2022

(i)

SCHEDULES

Schedule A	Plan of Arrangement

Schedule B	Arrangement Resolution

Schedule C	Representations and Warranties of the Company

Schedule D	Representations and Warranties of the Purchaser

Schedule E	Key Regulatory Approvals

Schedule F	Form of D&O Support and Voting Agreement

(ii)

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of August 2, 2022,

BETWEEN:

13548597 Canada Inc., a corporation existing under the laws of Canada.

- and -

Semtech Corporation, a corporation existing under the laws of the State of Delaware.

- and -

Sierra Wireless, Inc., a corporation existing under the laws of Canada.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms.

In addition to the terms defined elsewhere in this Agreement, including the schedules attached hereto, as used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof with the Company on customary terms that (a) are not materially less favorable, in the aggregate, to the Company than those contained in the Non-Disclosure Agreement, (b) do not prohibit the Company from providing any information to the Purchaser in accordance with Article 5, and (c) do not require the Company or any of its Subsidiaries to reimburse the costs or expenses of any Person.

“Accounts Receivable Purchase Program” means the Company’s uncommitted Receivables Purchase Agreement with the Canadian Imperial Bank of Commerce, as purchaser.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only the Company and one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry (written or oral) from any Person or group of Persons other than the Purchaser (or any affiliate of the Purchaser) made after the date of this Agreement relating to (a) any direct or indirect sale, disposition, alliance or joint venture (or any lease, license, long-term supply agreement or other arrangement having the same economic effect as a sale), in a single transaction or a series of related transactions, of, or involving, assets (including voting or equity securities of, or securities convertible into or exercisable or exchangeable for voting or equity securities of, Subsidiaries of the Company) representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its Subsidiaries, taken as a whole, or 20% or more of the voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities), (b) any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction, in a single transaction or a series of transactions, that, if consummated, would result in such Person or group of Persons beneficially owning, or exercising control or direction over, 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for such voting or equity securities) of the Company (or any of its Subsidiaries whose assets individually or collectively represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries, taken as a whole) then outstanding (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exchangeable or exercisable for such voting or equity securities), or (c) any arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license, in a single transaction or series of transactions involving the Company or any of its Subsidiaries whose assets individually or collectively represent 20% or more of the consolidated assets, or contribute 20% or more of the consolidated revenue, of the Company and its Subsidiaries, taken as a whole, in each case, determined based upon the most recently publicly available consolidated financial statements of the Company.

“Actively Employed” means an Employee’s period of actual and active employment with the Company and its Subsidiaries (or, after the Closing, with the Parent and its Subsidiaries), including any period of paid time off or other approved leave of absence, and, except as expressly required by applicable employment standards legislation, no period of notice or payment in lieu of notice that is given (or ought to have been given) by or to an Employee which follows or is in respect of a period which follows the Employee’s last day of actual and active employment with Company and its Subsidiaries (or, after the Closing, with the Parent and its Subsidiaries) will be deemed to extend any Employee’s employment for the purposes of determining any right to receive any bonus, retention payment or equity grants and, except as provided herein or as required by applicable Law, no Employee will have any entitlement to damages or other compensation arising from or related to not receiving any bonus, retention payment or equity grant, which may have been awarded or may have been paid after the Employee’s last day of active employment with the Company and its Subsidiaries (or, after the Closing, with the Parent and its Subsidiaries) or if working notice of termination had been given, including but not limited to damages in lieu of notice at common law.

“affiliate” has the meaning specified in NI 45-106 – Prospectus Exemptions as in effect on the date of this Agreement.

“Agreement” means this arrangement agreement between the Parent, the Purchaser and the Company (including the Schedules hereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Anti-Bribery Laws” has the meaning specified in Paragraph (41) of Schedule C.

“Anti-Spam Laws” means, collectively, (a) An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-Television and Telecommunications Commission Act (Canada), the Competition Act, the Personal Information Protection and Electronic Documents Act (Canada) and the Telecommunications Act, S.C. 2010, c. 23, along with its associated regulations, (b) similar Laws in other jurisdictions (including the TCPA and CAN-SPAM); and (c) binding and applicable practice guidelines, bulletins and enforcement advisories issued by any Governmental Entity in connection with those Laws in clauses (a) and (b) of this definition.

“ARC” means an advance ruling certificate pursuant to Section 102 of the Competition Act.

“Arm’s Length” has the meaning that it has for purposes of the Tax Act.

“Arrangement” means an arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any order, permit, approval, certification, accreditation, consent, waiver, registration, licence or similar authorization of, or agreement with, any Governmental Entity, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.4(2).

“Breaching Party” has the meaning specified in Section 4.12(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia, New York, New York or Los Angeles, California.

“Business System” means any computer hardware, operating system, firmware, middleware, server, workstation, router, hub, switch, data communications line, hosting infrastructure, peripheral device or all other information technology equipment or element, Software, database engine, technology infrastructure or other computer system.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of this Agreement.

“Closing” has the meaning specified in Section 2.8.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Agreement” means any collective agreement, collective bargaining agreement, works council agreement, or related document, including any arbitration decision, letter or memorandum of understanding or agreement, letter of intent, amendment to any such agreement or other written communication with bargaining agents which covers or would pertain to the employment of any Employee or impose any obligations upon the Company and/or any of its Subsidiaries.

“Commercial Electronic Message” means an electronic message, the content, the hyperlink or the contact details of which could reasonably be interpreted as encouraging the participation in commercial activity.

“Commissioner of Competition” means the Commissioner of Competition appointed pursuant to Subsection 7(1) of the Competition Act or his designee.

“Communications Act” means the United States Communications Act of 1934, as amended, 47 USC §151 et seq.

“Company” means Sierra Wireless, Inc., a corporation existing under the laws of Canada.

“Company Assets” means all of the assets (tangible, corporeal, intangible and incorporeal), properties (real or personal), rights, interests, Contracts or Authorizations (whether contractual or otherwise) owned, leased, licensed or otherwise used or held for use by the Company or any of its Subsidiaries, including the Company Owned Properties and the Company Leased Properties, equipment, fixtures, furniture, furnishings, office equipment, Company Intellectual Property, Business Systems and Company Data, to the extent that such Company Data is owned by the Company or any Subsidiary of the Company, for greater certainty, excluding all such Company Data (including End User Data and Personal Information) that the Company or any of its Subsidiaries Processes in its capacity as a provider of its products or services or a data processor or third party service provider pursuant to a Contract.

“Company Data” means any and all information and data, including any Personal Information, collected, processed or otherwise controlled or held by, or in the possession of, the Company or any of its Subsidiaries regarding the Company or its Subsidiaries’ current, former or prospective partners, customers, suppliers, processors, service providers, vendors, end users (including End User Data), Employees, consultants, agents, independent contractors, temporary workers or any other Person.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and delivered by the Company to the Purchaser with the execution of this Agreement.

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR and/or EDGAR, as the case may be, on or after January 1, 2020.

“Company Intellectual Property” means, collectively, the Owned Intellectual Property and the Licensed Intellectual Property.

“Company Lease” means any lease, sublease, license, occupancy agreement, or other agreement pursuant to which the Company or any of its Subsidiaries is vested with rights to use or occupy the Company Leased Properties, as amended, modified or supplemented or renewed.

“Company Leased Property” means any real property leased, subleased, licensed or otherwise used or occupied by the Company or any of its Subsidiaries.

“Company Option Plan” means the Company’s amended and restated 1997 stock option plan, effective as of April 28, 2021.

“Company Owned Property” has the meaning specified in Paragraph (25) of Schedule C.

“Company Owned Software” has the meaning specified in Paragraph (29) of Schedule C.

“Company Platforms” means, collectively, all digital platforms through which the Company and its Subsidiaries offer cloud and/or connectivity services to their customers, including without limitation the Company’s IoT cloud platform.

“Company Products” means products made, distributed, or otherwise made available by the Company and/or any of its Subsidiaries to its customers.

“Company Related Parties” has the meaning specified in Section 8.3(2).

“Company RSU Plans” means (i) the Company’s 2011 treasury based restricted share unit plan, effective as of May 17, 2011 (ii) the Company’s amended and restated restricted share unit plan, effective as of May 9, 2007, as amended and (iii) the PRSU Arrangement.

“Company Software” means any Software or database (including any source code, object code or any related documentation) that is: (i) owned by the Company and/or any of its Subsidiaries, (ii) licensed, used or held for use in the operation of the business of the Company or any of its Subsidiaries (including the provision of Company Products and services to partners, customers and end users), or (iii) integrated into any of the Company Products made, distributed or otherwise made available by the Company and/or any of its Subsidiaries.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, in respect of the transactions contemplated by this Agreement, the occurrence of one or more of the following: (i) the issuance of an ARC that has not been rescinded, or (ii) both of (A) the receipt of a No Action Letter, and (B) the expiry, waiver or termination of any applicable waiting periods under section 123 of the Competition Act.

“Compliant” means, with respect to the Required Information, (a) such financial information does not contain any untrue statement of a material fact regarding the Company or omit to state any material fact regarding the Company necessary in order to make such financial information not misleading in light of the circumstances in which they were made, (b) no audit opinion or authorization letter with respect to any financial statements contained in the Required Information shall have been withdrawn, amended or qualified (it being understood that in the case of withdrawal of any audit opinion, the Required Information shall not be Compliant until a new unqualified audit opinion is issued with respect thereto by the independent registered public accounting firm of the Company or another independent public accounting firm reasonably acceptable to the Purchaser), (c) the Company has not issued any public statement indicating its intent to, or determined that it is or may be required to, restate any financial statements of the Company included in Required Information or that any such restatement is under consideration (in which case the Required Information shall not be Compliant until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement is required) and (d) (i) the financial statements and other financial information included in the Required Information are, and remain, compliant in all material respects with all applicable requirements of Regulation S-X and Regulation S-K under the United States Securities Act of 1933 and sufficient to permit any financing sources to receive customary comfort letters with respect to such Required Information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during, or promptly following the conclusion of, the Marketing Period and (ii) the auditors that have reviewed or audited such financial information have confirmed they are prepared to issue (subject to completion of their normal practices and procedures) customary comfort letters, including customary negative assurance comfort, upon any pricing date and any closing relating to any issuance of securities occurring during, or promptly following the conclusion of, the Marketing Period.

“Consideration” means US$31.00 in cash per Share, without interest.

“Constating Documents” means notice of articles, articles of incorporation, amalgamation, arrangement or continuation, certificate of incorporation, articles and memorandum of association, by-laws and any and all other constating documents, in each case as applicable, and all amendments thereto.

“Continuing Employee” has the meaning specified in Section 4.17(1).

“Contract” means any written or oral agreement, commitment, engagement, contract, franchise, licence, lease, sublease, obligation, note, bond, mortgage, indenture, deferred or conditioned sale agreement, general sales agent agreement, undertaking or joint venture, in each case, together with any amendment, modification or supplement thereto, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective properties (including the Company Leased Properties) or assets is subject.

“Court” means the Supreme Court of British Columbia.

“Covered Bonus” has the meaning specified in Section 4.17(4).

“Covered Financing” has the meaning specified in Section 4.9(1).

“Covered Persons” has the meaning specified in Section 4.17(4).

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, mutations or variances thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means commercially reasonable actions in response to COVID-19 and which a Person reasonably believes necessary to take or refrain from taking in the operation of their business as a result of COVID-19 in order to comply with any health, quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, mask wearing, temperature taking, personal declaration, curfew, shut down, closure, safety, sequester, travel restrictions or other similar Laws, or any other similar directives issued by any Governmental Entity in connection with or in response to COVID-19.

“COVID-19 Subsidies” means the Canada Emergency Wage Subsidy, promulgated under Bill C-14 and assented to on April 11, 2020, the U.S. CARES Act, the U.S. Families First Corona Virus Response Act, and the U.S. Coronavirus Preparedness and Response Supplemental Appropriations Act, each as amended, and any other COVID-19 related loan or financial assistance program or direct or indirect wage subsidy offered by a Governmental Entity.

“COVID-19 Subsidies Returns” means any and all Tax Returns filed or required to be filed, or required to be kept on file in respect of COVID-19 Subsidies.

“CRTC” means the Canadian Radio-television and Telecommunications Commission.

“D&O Support and Voting Agreement” means each support and voting agreement entered into between the Purchaser and a director or member of Senior Management substantially in the form of Schedule F.

“Data Breach” means any (a) loss, theft of, or unauthorized or unlawful access to Personal Information or sensitive non-public Company Data related to the business of the Company or any of its Subsidiaries that is or at such time was collected, used or held for use on information technology systems operated by Company or any of its Subsidiaries, including the Business

Systems operated by the Company or any of its Subsidiaries or, (b) event that requires a data breach notice to any Person or Governmental Entity under Data Security and Privacy Requirements or any Contract to which the Company or any of its Subsidiaries is a party.

“Data Room” means the material contained as of 5:00 p.m. (Vancouver time) on the day before the date of this Agreement in the virtual data rooms established by the Company.

“Data Security and Privacy Requirements” means any and all (a) Laws with which the Company or any of its Subsidiaries is required to comply relating to privacy, the Processing of Personal Information, the security of Personal Information, data breach disclosure and notification, including, but not limited to, Canada’s Personal Information Protection and Electronic Documents Act, the European General Data Protection Regulation, the United Kingdom Data Protection Act, the China Personal Information Protection Law, the Korean Personal Information Protection Act, the Japan Act on the Protection of Personal Information, the Computer Fraud and Abuse Act, the Fair Credit Reporting Act and the California Consumer Privacy Act (and regulations issued thereunder), al. Civil Code §§ 1798.91.04-1798.91.05(b), state data breach notification laws in the United States, (b) provisions in Contracts between the Company or any of its Subsidiaries and any Person that are applicable to Processing of Personal Information, (c) Privacy Policies and (d) Anti-Spam Laws.

“Delisting Period” has the meaning specified in Section 4.14.

“Depositary” means such Person as the Company may appoint to act as depositary for the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Disclosing Party” has the meaning specified in the definition of “Transferred Information”.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DOL” has the meaning specified in Paragraph (34) of Schedule C.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system maintained for purposes of filings made under the United States Securities Act of 1933, the Exchange Act and other statutes.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning specified in the Plan of Arrangement.

“Electronic Address” means “electronic address” as defined in Anti-Spam Laws.

“Embargoed Jurisdictions” has the meaning specified in Paragraph (45) of Schedule C.

“Employee Plans” means all employee benefit plans, including “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), employment, consulting, health, welfare, medical, dental, life insurance, supplemental unemployment benefit, fringe benefit, retirement, vacation, bonus, profit sharing, savings, insurance, equity incentive (including the Incentive Plans), other forms of incentive compensation, deferred compensation, death benefit, termination, retention, change in control, severance, security purchase, security compensation, security option, security appreciation, phantom security, dividend, loan, disability, capital accumulation, defined benefit pension, registered and non-registered pension, funded and unfunded pension, multi-employer, supplemental retirement, and all other similar, plans, programs, practices, policies, trusts, funds, agreements or arrangements for the benefit of Employees, former employees, officers or directors, consultants, agents, service providers or independent contractors of the Company or any of its Subsidiaries, or any other Person, whether written or unwritten, funded or unfunded, insured or self-insured, registered or unregistered, which are maintained by or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability, but does not include any statutory plans administered by a Governmental Entity, including the Canada Pension Plan, Quebec Pension Plan and plans administered pursuant to applicable federal, state or provincial health, workers’ compensation or employment/unemployment insurance legislation.

“Employees” means all current employees of the Company and its Subsidiaries, as the case may be, including part time and full-time employees, in each case, whether active or inactive, unionized or non-unionized.

“End User Data” collectively means the following as and to the extent applicable and relating to the accounts established for end users of Company Platforms and maintained, possessed or controlled, whether directly or indirectly through third party service providers, by the Company or its Subsidiaries:

(a)

the files and information reflected on the data processing system used by the Company or any of its Subsidiaries to process and service the accounts of end users of Company Platforms, including account numbers;

(b)	the historical reflection of the files and information referred to in clause (a), in whatever medium such files and information are stored;

(c)	all correspondence between the Company or any of its Subsidiaries and any end users of Company Platforms, and all customer service and collections correspondence, notes and other documentation;

(d)	all correspondence with Governmental Entities relating to any complaints by end users of Company Platforms and compliance with Laws;

(e)

all applications, documentation and correspondence with past or current end users of Company Platforms, Personal Information of past or current end users of Company Platforms, end user agreements, documentation of finance and other charges, and credit, payment and transaction history with respect to the accounts of end users of Company Platforms, and electronic statements of historical credit and payment activity; and

(f)

any other written records or materials of whatever form or nature (excluding, however, electronic media but including the information contained therein) arising from or relating to any of the foregoing to the extent related to an account of an end users of Company Platforms.

“Environmental Laws” means all Laws and all other statutory requirements relating to public health or the protection of the environment, including sewer systems, and all Authorizations issued pursuant to such Laws, agreements or other statutory requirements.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Exchanges” means the Toronto Stock Exchange and the Nasdaq Global Market.

“Excluded Information” means (a) any pro forma financial statements, (b) information regarding any pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments (excluding information that is historical financial information of the Company and is derivable without undue effort or expense by the Company from the books and records of the Company or any of its Subsidiaries), (c) risk factors relating to all or any component of the applicable Covered Financing, (d) any information with respect to any Person other than the Company and the Subsidiaries and (e) any financial or other information that is not readily available, maintained in the ordinary course of business and customarily required for the arrangement of debt financings similar to the applicable Covered Financing.

“Existing Financing Instruments” means (a) the amended and restated credit agreement dated January 19, 2022 among, inter alia, the Company, as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the lenders from time to time party thereto, (b) the credit agreement dated January 19, 2022 among, inter alia, the Company, as borrower, Canadian Imperial Bank of Commerce, as administrative agent, and the subordinated lenders from time to time party thereto, and (c) the standby letter of credit facility dated July 17, 2020, between the Company and the Toronto Dominion Bank.

“Fairness Opinions” means, collectively (a) the opinion of Qatalyst Partners LP to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders and (b) the opinion of BMO Capital Markets to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders.

“FCC” means the United States Federal Communications Commission.

“FCC Equipment Authorization” means authorization, pursuant to the Communications Act and the rules and policies of the FCC, which confirms compliance of radio frequency devices with the technical requirements of the Communications Act and the rules and policies of the FCC, in accordance with the procedures of certification, supplier’s declaration of conformity, and previously, declaration of conformity or verification.

“FCC License” means any licenses, permits and other authorizations (other than FCC Equipment Authorization), together with any renewals, extensions or modifications thereof, as well as any temporary waiver or special temporary authorization, issued by the FCC and granted to or held by the Company or any of its Subsidiaries.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).

“Financing Sources” means the financing sources of the Purchaser that are party to the Debt Commitment Letter or any other agreement entered into in connection with any Covered Financing.

“Government Official” means any official, employee, or representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority or stock exchange, including the Exchanges.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Clearance” means that the applicable waiting period (including any extension thereof) pursuant to the HSR Act shall have expired or been terminated.

“Incentive Plans” means, collectively, (a) the Company Option Plan and (b) the Company RSU Plans.

“Incentive Securities” means, collectively, (a) the Options, (b) the RSUs, (c) the PSUs and (d) the PRSUs.

“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money or with respect to loans, deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under capitalized leases or purchase money obligations of such Person, all obligations of such Person for the deferred purchase price of property, goods or services (other than trade payables in the ordinary course), and all “earn-out” or similar obligations of such Person, (d) all monetary obligations of such Person owing under Swap Contracts or similar financial instruments (which amount shall be calculated based on the amount that would be payable by such Person if the relevant Contract or instrument were terminated on the date of determination), (e) all guarantees, indemnities or financial assistance obligations of such Person of, or in respect of, any Indebtedness of any other Person, (f) all obligations of such Person with respect to letters of credit and letters of guarantee, and (g) all obligations of such Person in respect of bankers’ acceptances, and including, for each of the clauses above, all principal, interest, prepayment premiums and penalties, and expenses and fees payable in connection therewith.

“Intellectual Property” means all intellectual property, in any jurisdiction throughout the world, whether or not registrable, including all: (a) patents, applications for patents and reissues, divisionals, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications, (b) proprietary and non public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, models, formulas, algorithms, processes, designs, technology, technical data, schematics, formulae and customer lists, and proprietary rights in documentation relating to any of the foregoing, (c) copyrights, copyright registrations and applications for copyright registration, (d) integrated circuit, topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications, (e) designs, design registrations, design registration applications, industrial designs, industrial design registrations and industrial design applications, (f) trade names, business names, corporate name, domain names, social media accounts and user names, social media identifiers and identities, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing (g) all intellectual property rights in and to Software and technology, and (h) any other intellectual property and industrial property rights throughout the world.

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Investment Canada Act” means the Investment Canada Act (Canada).

“IP Licenses” has the meaning specified in Paragraph (27) of Schedule C.

“IRS” has the meaning specified in Paragraph (34) of Schedule C.

“ISED” means Innovation, Science and Economic Development Canada.

“Key Regulatory Approvals” means the approvals listed in Schedule E.

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

“Licensed Intellectual Property” means all Intellectual Property (a) which is not Owned Intellectual Property, and (b) in which the Company or a Subsidiary has a right, interest, benefit, licence or permission to access, use, practice or otherwise enjoy or exploit, including pursuant to a Contract, covenant not to sue, custom or practice, Order or applicable Law.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing on the Business Day upon which, or immediately following the day upon which, the Purchaser receives the Required Information and such Required Information is Compliant and throughout which period (a) the condition set forth in Section 6.1 (2) is satisfied, (b) such Required Information is and remains Compliant and (c) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.1 or Section 6.2 to be incapable of satisfaction at the Closing, assuming the Closing were to be scheduled for any time during such period. For the avoidance of doubt, if any of the conditions set forth in the preceding clauses (a), (b) or (c) ceases to be satisfied at any time during the Marketing Period, the Marketing Period will be deemed not to have commenced. Notwithstanding anything to the contrary herein, (i) the Marketing Period shall commence no earlier than September 6, 2022, (ii) January 16, 2023 and February 20, 2023 shall each be excluded for purposes of, but shall not reset, the Marketing Period (and the Marketing Period shall not be required to be consecutive to the extent of such days), (iii) if the Marketing Period has not ended on or prior to November 18, 2022, the Marketing Period shall commence no earlier than November 28, 2022 and (iv) if the Marketing Period has not ended on or prior to December 18, 2022, the Marketing Period shall commence no earlier than January 3, 2023. Notwithstanding the foregoing (i) the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Committed Debt Financing or any Alternative Financing are obtained by Parent or Purchaser in the amount contemplated under the Debt Commitment Letter as in effect as of the date hereof, and (ii) whether or not commenced, if the final day of the Marketing Period would otherwise be later than the third (3rd) Business Day prior to the Outside Date, then the final day of the Marketing Period shall be deemed to be the third (3rd) Business Day prior to the Outside Date; provided that this clause (ii) shall not apply if the Outside Date is subsequently extended in accordance with the terms hereof. If the Company shall in good faith reasonably believe that it has provided the Required Information to the Purchaser and that the Required Information is Compliant, the Company may deliver to the Purchaser a written notice to that effect (stating the date on which it believes it completed such delivery), in which case the Company shall be deemed to have complied with the requirement hereunder to deliver the Required Information that is Compliant (as of such date of delivery, it being understood that such Required Information must remain Compliant for the Marketing Period) unless the Purchaser in good faith reasonably believes that the Company has not completed the delivery of Required Information that is Compliant and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Purchaser believes the Company has not delivered or is not Compliant at that time); provided that it is agreed that the delivery of such written notice from the Purchaser to the Company will not prejudice the Company’s right to assert that the Required Information has in fact been delivered and is Compliant.

“Matching Period” has the meaning specified in Section 5.4(1)(d).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate with other changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)

any change, event, occurrence, effect, state of facts or circumstance generally affecting the wireless communications and information technology industry in which the Company and/or its Subsidiaries operate;

(b)

changes, events or occurrences in general economic, political, or financial conditions in any jurisdiction in which the Company or its Subsidiaries operate, including changes in currency exchange rates;

(c)

any hurricane, flood, tornado, earthquake or other natural disaster, epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any worsening of such conditions existing as of the date of this Agreement;

(d)	commencement or escalation of a war (whether or not declared), armed hostilities or acts of crime or terrorism;

(e)	any change in Law, U.S. GAAP or changes in regulatory accounting or tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(f)

any specific action taken (or omitted to be taken) by the Company or any of its Subsidiaries that is expressly required to be taken (or expressly prohibited to be taken) pursuant to this Agreement or that is taken (or omitted to be taken) with the prior written consent, or at the written direction of, the Purchaser;

(g)

any change in the market price or any change in the trading volume of the Shares (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(h)	the identity of, or any facts or circumstances relating to, the Parent, the Purchaser or their respective affiliates;

(i)

the failure by the Company to meet any internal forecasts, projections or earnings guidance or expectations, or any external forecasts, projections or earnings guidance or expectations provided or publicly released by the Company or equity analysts (it being understood that the causes underlying such matters may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(j)

Proceedings brought following the date of this Agreement by and on behalf of Shareholders relating to this Agreement or the transactions contemplated hereby (it being understood that the causes underlying such Proceeding may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred); or

(k)

any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any Governmental Entity or any of their current or prospective employees, customers, Securityholders, financing sources, vendors, distributors, suppliers or partners, in each case, to the extent resulting from the announcement of this Agreement or the Arrangement or the implementation of the Arrangement (it being understood that this clause (k) shall not apply to any representation or warranty or the satisfaction of any condition precedent to the extent the purpose of such representation or warranty or condition is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Arrangement);

provided, however, if any change, event, occurrence, effect, state of facts and/or circumstance referred to in clauses (a) through to and including (e) above has a disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the industries and businesses in which the Company and its Subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Material Adverse Effect). References in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Authorization” means any Authorization to which the Company or any of its Subsidiaries is a party or by which it is bound that is material to the Company and its Subsidiaries, taken as a whole.

“Material Company Lease” means any Company Lease in respect of a Material Company Leased Property.

“Material Company Leased Property” means any Company Leased Property pursuant to a Company Lease with payments in excess of $1,000,000 per annum.

“Material Contract” means any Contract (other than any Employee Plan):

(a)

under which the Company or any of its Subsidiaries has received payment in excess of $10,000,000 during the fiscal year ended December 31, 2021, or expects to receive in excess of $20,000,000 during the fiscal year ending December 31, 2022;

(b)

under which the Company or any of its Subsidiaries has made payments in excess of $10,000,000 during the fiscal year ended December 31, 2021, or is obligated to make payment in excess of $20,000,000 in any twelve (12) – month period;

(c)

relating to (i) the Existing Financing Instruments or any other Indebtedness (currently outstanding or which may become outstanding) of the Company or any of its Subsidiaries, (ii) the guarantee of any liabilities or obligations of a Person other than the Company or any of its Subsidiaries, in each case excluding guarantees or intercompany liabilities or obligations between two or more Persons each of whom is a Subsidiary of the Company or between the Company and one or more Persons each of whom is a Subsidiary of the Company, (iii) the Accounts Receivable Purchase Program or (iv) any Swap;

(d)

restricting the incurrence of Indebtedness by the Company or any of its Subsidiaries, including by requiring the granting of an equal and rateable Lien, or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company;

(e)

providing for the purchase, sale or exchange of, or option to purchase, sell or exchange (including any put, call or similar right), any property or asset where the unpaid purchase or sale price or agreed value of such property or asset exceeds $5,000,000 during the remaining life of the Contract;

(f)

that (i) limits or restricts in any material respect the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, or the scope of Persons to whom the Company or any of its Subsidiaries may sell products or deliver services, or (ii) creates an exclusive arrangement or “most favoured nation” obligation, or grants a third party a right of first offer or refusal in respect of material assets of the Company or any of its Subsidiaries;

(g)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(h)	with a Governmental Entity for a value in excess of $5,000,000;

(i)	that obligates the Company or any of its Subsidiaries to make any capital investment or capital expenditure in excess of $5,000,000 during the remaining life of the Contract;

(j)	providing for any termination, severance, retention, transaction or change in control payments in respect of the members of Senior Management;

(k)	that is a Collective Agreement;

(l)	in excess of $1,000,000 with any Person with whom the Company or any of its Subsidiaries does not deal at arm’s length;

(m)	that is an agreement with any of its Shareholders in their capacity as such;

(n)	that relates to a joint venture, legal partnership or similar alliance with a third party;

(o)

involving the settlement of any lawsuit in excess of $1,000,000 with respect to which (i) there is any ¸material unpaid amount owing by, or other material remaining obligation of, the Company or any of its Subsidiaries; or (ii) material conditions precedent to the settlement thereof have not been satisfied;

(p)

under which the Company or the applicable Subsidiary of the Company has granted an exclusive license to any material Owned Intellectual Property to another Person or receives an exclusive license to any material Licensed Intellectual Property from another Person;

(q)	establishing strategic partnerships that are material to the Company, including those listed in Section 1.1(q) of the Company Disclosure Letter;

(r)	which has been or would be required by Securities Laws to be filed by the Company with the Securities Authorities; or

and includes each of the Contracts listed in Paragraph (23)(a) of Schedule C.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

“Misrepresentation” means (a) a misrepresentation for purposes of applicable Canadian Securities Laws, or (b) for purposes of U.S. Securities Laws, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading.

“Money Laundering Laws” has the meaning specified in Paragraph (46) of Schedule C.

“New Plans” has the meaning specified in Section 4.17(5).

“NI 45-106” means National Instrument 45-106 - Prospectus Exemptions.

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations.

“NI 52-109” means National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings.

“No Action Letter” means written confirmation from the Commissioner of Competition that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by this Agreement.

“Non-Disclosure Agreement” means the non-disclosure agreement entered into between the Company and the Parent on May 21, 2022.

“OFAC” has the meaning specified in Paragraph (45) of Schedule C.

“OHSA” has the meaning specified in Paragraph (a)(g) of Schedule C.

“Open Source Consequences” has the meaning specified in Paragraph (29) of Schedule C.

“Open Source Software” means all software that is distributed as “free software”, “open source software” or under a similar licensing or distribution model, including the GNU General

Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license for software that meets the “Open Source Definition” promulgated by the Open Source Initiative.

“Options” means all outstanding options to purchase Shares issued pursuant to the Company Option Plan.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees, stipulations or similar actions taken or entered by or with, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past practices of such Party or such Subsidiary and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

“Outside Date” means January 3, 2023 (as such date may be extended pursuant to the immediately succeeding proviso) or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred on or prior to the Outside Date as a result of the failure to satisfy the condition set forth in Section 6.1(3) or Section 6.1(4) (if the Law giving rise to the failure of such condition to be satisfied relates to any Key Regulatory Approval), then any Party may extend such initial Outside Date by two (2) additional successive periods of one (1) month each (for a maximum aggregate extension of the initial Outside Date by two months, irrespective of which Party provides an extension notice), by notice in writing delivered to the other Parties by 5:00 pm (Vancouver time) on the Business Day prior to the initial Outside Date or any subsequent Outside Date, provided that, notwithstanding the foregoing, a Party shall not be permitted to extend the applicable Outside Date if the failure to satisfy the condition set forth in either Section 6.1(3) or Section 6.1(4) is primarily the result of such Party’s breach of its covenants herein.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned, in whole or in part, by the Company or a Subsidiary (including Company Owned Software). For purposes of the foregoing, “owned” includes ownership of a beneficial right pursuant to which an employee or other third party is obligated (whether under contract, fiduciary obligations, statute or otherwise) to assign Intellectual Property to the Company or a Subsidiary.

“Owned Registered Intellectual Property” means all Registered Intellectual Property that is Owned Intellectual Property.

“Parent” means Semtech Corporation, a corporation existing under the laws of the State of Delaware.

“Parties” means the Company, the Parent and the Purchaser and “Party” means any one of them.

“Permitted Contest” means any action taken by the Company or a Subsidiary thereof in good faith by appropriate Proceedings diligently pursued to contest any Taxes, claims or Liens, provided that (a) the Company has established reasonable reserves therefor in accordance with U.S. GAAP, (b) proceeding with such contest would not reasonably be expected to have a Material Adverse Effect, and (c) proceeding with such contest will not create a material risk of loss of, or interference with the use or operation of, a material part of the Company Assets.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not due or delinquent or which are the subject of a Permitted Contest;

(b)

Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that adequate reserves are being maintained on the books of the Company as required by U.S. GAAP;

(c)

municipal by-laws, regulations, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property;

(d)

the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(e)	any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grant or patent;

(f)	licenses to use Intellectual Property granted in the Ordinary Course;

(g)

any encroachments by any structure located on the Company Assets onto any adjoining lands and any encroachment by any structure located on adjoining lands onto the Company Owned Properties provided that such encroachments do not have a Material Adverse Effect;

(h)	Liens arising under conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course;

(i)	statutory landlords’ liens granted to landlords under any Company Leased Properties;

(j)	any Liens in connection with credit, loan or other financing Contracts that have been disclosed in the Company Disclosure Letter;

(k)	Liens encumbering a landlord’s interest of the real property underlying a Company Leased Property;

(l)

such other imperfections of title or Liens as do not, in each case or in the aggregate, materially affect the use of the properties or assets subject thereto or affected thereby, materially detract from the value of or properties or assets subject thereto or affected thereby, or otherwise materially impair business operations at such properties; or

(m)	any Liens disclosed in the Company Disclosure Letter.

“Permitted Redactions” means customary redactions that relate only to interest rates, fees, caps and similar economic terms (including “market flex provisions”) none of which redacted provisions would reasonably be expected to affect the conditionality, enforceability, availability, termination or aggregate principal amount of the applicable financing.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means (i) all information identifying, or that alone or in combination with other information allows for the identification of, an individual; and (ii) any information that is defined as “personal information” or “personal data” under applicable Law, including but not limited to the Payment Card Industry Data Security Standard.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.6(1).

“Privacy Policy” means any written external or formalized internal policy (including any website or mobile application privacy policies) relating to the Processing of Personal Information (including the collection, use, disclosure, sale, lease or transfer (including cross-border transfer) of Personal Information) by the Company or any of its Subsidiaries, including any such policy relating to the privacy of Personal Information of any current, former or prospective partners, customers, suppliers, Employees, consultants, agents, independent contractors or any user of any website or service operated by or on behalf of the Company or any of its Subsidiaries

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, enquiry, investigation or other proceeding commenced, brought, conducted or heard by or before, any Governmental Entity.

“Processing” means any operation or set of operations that is performed upon data, including Personal Information, whether or not by automatic means, such as collection, recording, organization, structuring, transfer, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction, or instruction, training or other learning relating to such data or combination of data, including Personal Information.

“PRSUs” means the phantom restricted share units granted to eligible employees pursuant to the Company’s PRSU Arrangements.

“PRSU Arrangement” means, in aggregate, the grant letters for PRSUs.

“PSUs” has the meaning specified in the Plan of Arrangement.

“Purchaser” means 13548597 Canada Inc., a corporation existing under the laws of Canada and, in accordance with Section 8.12, any of its successors or permitted assigns.

“Purchaser Equity Awards” has the meaning specified in Section 4.17(2).

“Radiocommunication Act” means the Radiocommunication Act, R.S.C., 1985, C. R-2, as amended (Canada).

“Radiocommunication Regulation” means the Radiocommunication Regulations, SOR/96- 484, as amended (Canada).

“Recipient” has the meaning specified in the definition of “Transferred Information”.

“Registered Intellectual Property” means all Intellectual Property that is the subject of a registration (or an application for registration), including domain names.

“Regulatory Approvals” means any Authorization, permit, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required to be obtained in connection with the transactions contemplated by this Agreement, including the Key Regulatory Approvals.

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other adviser) or agent of such Person or of any of its Subsidiaries.

“Required Information” means: (i) (x) the audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries as of the end of and for the fiscal years ending on December 31, 2019, December 31, 2020, December 31, 2021 and the last day of any subsequent fiscal year ended at least 90 days prior to the Effective Date and (y) the unaudited consolidated balance sheets and related statements of income and cash flows of the Company and its Subsidiaries as of the end of and for the fiscal quarters ending on March 31, 2022, June 30, 2022 and the last day of any subsequent fiscal quarter (other than the final fiscal quarter of any fiscal year) ended at least 45 days prior to the Effective Date; (ii) financial statements, financial data, audit reports and other financial information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC in connection with any Covered Financing; and (iii) such other pertinent and customary information (including financial information and financial data) regarding the Company and any of its Subsidiaries as may be reasonably requested by Purchaser (or its financing sources) to the extent such information is of the type and form customarily included (x) in a confidential information memorandum for senior term loan “B”, bridge and/or revolving financings and/or (y) in an offering memorandum for private placements of convertible or non-convertible high-yield bonds pursuant to Rule 144A promulgated under the United States Securities Act of 1933. Notwithstanding anything to the contrary in this definition, the Required Information shall not include any Excluded Information.

“Required Shareholder Approval” has the meaning specified in Section 2.2(2).

“RSUs” means (a) the restricted share units of the Company issued under the Company RSU Plans and (b) the PRSUs.

“Sanctions” has the meaning specified in Paragraph (41) of Schedule C.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada and of the states of the United States as well as the SEC and the Exchanges.

“Securities Laws” means the Securities Act (Ontario), the United States Securities Act of 1933, the Exchange Act, and all other applicable securities Laws, in each case together with all rules and regulations and published policies thereunder and the rules and published policies of the Exchanges.

“Securityholders” means, collectively, the Shareholders and the holders of Incentive Securities.

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the applicable Securities Authorities.

“Senior Management” means Phil Brace, Samuel Cochrane, Pravin Desale, Jennifer Farac, Steve Harmon, Roy MacLean and Tom Mueller.

“Share Purchase Trust” means the trust established pursuant to the trust agreement dated April 1, 2008 between the Company and Canadian Western Trust Company for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Company’s amended and restated restricted share unit plan, effective May 9, 2007, as amended.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the share capital of the Company.

“Significant Customer” has the meaning specified in Paragraph (36)(a) of Schedule C.

“Significant Supplier” has the meaning specified in Paragraph Section 8.19(6)(b) of Schedule C.

“Software” means any computer software or program (both in source code or object code form), including any software as a service or other cloud-based system in use, and all proprietary rights (including in documentation and other materials) related to such computer software or program.

“Special Committee” means the special committee consisting of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement.

“Subsidiary” has the meaning specified in NI 45-106 as in effect on the date of this Agreement, and for the purposes of this Agreement, “control” shall also include the possession, directly or indirectly, of the power to direct or cause the direction of the policies, management and affairs of any Person, whether through ownership of voting securities, by Contract or otherwise, including with respect to any general partner of another Person with the power to direct the policies, management and affairs of such Person, provided that, for the purposes of Paragraph 5(a) [No Conflict] and Paragraph (8) [Subsidiaries] of Schedule C, reference to “Subsidiary” or “Subsidiaries” means only such Subsidiaries, excluding Sierra Wireless Sweden AB, of which (i) the total assets of the Subsidiary exceed 10% of the consolidated assets of the Company, (ii) the revenue of the Subsidiary exceeds 10% of the consolidated revenue of the Company or (iii) the conditions in paragraphs (i) and (ii) are satisfied when the Subsidiaries that may be omitted under paragraphs (i) and (ii) are aggregated and the reference to 10% in those paragraphs is changed to 20%.

“Superior Proposal” means an unsolicited written Acquisition Proposal from a Person or group of Persons who is at arm’s length with the Company to acquire not less than all of the outstanding Shares, other than Shares owned by the Person or Persons making the Acquisition Proposal, or all or substantially all of the Company Assets on a consolidated basis that (a) complies with applicable Securities Laws and did not result from a breach of Article 5, (b) is reasonably capable of being completed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person or group of Persons making such proposal and their respective affiliates, (c) is not subject to any financing condition, (d) is not subject to any due diligence or access condition, and (e) the Board determines in its good faith judgment, in consultation with its financial advisers and its outside legal counsel and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective affiliates, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(b).

“Swaps” means any transaction which is a derivative, rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures Contract or other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).

“Tax Act” means the Income Tax Act (Canada).

“Tax Return” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes, including any amendments, modifications, or schedules of any of the foregoing.

“Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, volume, quantity, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, Indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal or property, health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance, parental insurance and government pension plan premiums or contributions and any liability relating to a deemed overpayment of Taxes under section 125.7 of the Tax Act or other amount received in respect of COVID-19 Subsidies, (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b), (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Telecommunications Act” means the Telecommunications Act (Canada).

“Terminating Party” has the meaning specified in Section 4.12(3).

“Termination Fee” has the meaning specified in Section 8.2(2).

“Termination Fee Event” has the meaning specified in Section 8.2(2).

“Termination Notice” has the meaning specified in Section 4.12(3).

“Third Party Beneficiaries” has the meaning specified in Section 8.9(1).

“Trade Control Laws” has the meaning specified in Paragraph (45) of Schedule C.

“Transferred Information” means the Personal Information to be disclosed or conveyed to one party or any of its representatives or agents (a “Recipient”) by or on behalf of another party (a “Disclosing Party”) as a result of or in conjunction with the transactions contemplated by this Agreement, and includes all such Personal Information disclosed to the Recipient prior to the execution of this Agreement.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“U.S. Employee Plans” has the meaning specified in Paragraph (34) of Schedule C.

“U.S. GAAP” means accounting principals and practices generally accepted in the United States.

“Willful Breach” means a material breach of this Agreement that is a consequence of an act or omission by the Breaching Party with the actual knowledge that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a breach of this Agreement.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)

Currency. All references to dollars, $ or to US$ are references to U.S. dollars. All references to Canadian dollars or to CAD are references to Canadian dollars. For greater certainty, the Consideration is expressed in U.S. dollars and is not subject to any currency conversion pursuant to the foregoing.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The terms “made available” or “provided” on Schedule C means copies of the subject materials were included in the Data Room.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)

Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company or its Subsidiaries, it is deemed to refer to the actual knowledge of Phil Brace, Samuel Cochrane, Pravin Desale, Jennifer Farac, Steve Harmon, Roy MacLean and Tom Mueller in their respective capacity as officers of the Company and not in their personal capacity, after making reasonable inquiries of such Persons (that are direct reports) as they reasonably consider necessary as to the matters that are the subject of the representations and warranties.

(7)

Accounting Terms. Except as otherwise specifically provided for in this Agreement, all accounting terms are to be interpreted in accordance with U.S. GAAP and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with U.S. GAAP.

(8)

Statutory and Agreement References. Except as otherwise provided in this Agreement, (a) any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced; and (b) any reference in this Agreement to an agreement or a contract shall mean such agreement or contract, as the same may be amended, renewed, supplemented, extended and/or restated from time to time.

(9)

Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(10)	Time References. References to time are to local time, Vancouver, British Columbia.

(11)

Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company or the Parent, as applicable, each such provision shall be construed as a covenant by the Company or the Parent, as applicable, to cause such Subsidiary to perform the required action.

(12)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement.

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order.

As soon as reasonably practicable after the date of this Agreement, but in any event no later than August 22, 2022, the Company shall apply to the Court in a manner reasonably acceptable to both the Company and the Purchaser pursuant to Section 192 of the CBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(1)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(2)

that the required level of approval (the “Required Shareholder Approval”) for the Arrangement Resolution shall be (i) the favorable vote of holders of at least 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting; (ii) the favorable vote of holders of at least 66 2/3% of the votes cast on the Arrangement Resolution by the Shareholders and holders of Incentive Securities combined, present in person or represented by proxy at the Meeting; and (iii) the favourable vote of holders of not less than a simple majority of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, excluding for this purpose votes attached to Shares held by Persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

(3)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(4)

for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as of the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting, as contemplated in the Plan of Arrangement;

(5)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(6)

that the Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court and without the necessity of first convening the Meeting or obtaining any vote of the Shareholders and notice of any such adjournment(s) or postponement(s) shall be given by such method as the Board may determine is appropriate in the circumstances;

(7)

confirmation of the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting in accordance with the Interim Order and that the record date for Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Securities Laws;

(8)

that the deadline for the submission of proxies by Shareholders for the Meeting shall be 48 hours (excluding days which are not Saturdays, Sundays and statutory holidays in Vancouver, British Columbia) prior to the time of the Meeting, subject to waiver by the Company in accordance with the terms of this Agreement; and

(9)	for such other matters as may be reasonably required, subject to obtaining the prior consent of the Parties, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3	Meeting.

The Company shall:

(1)

convene and conduct the Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable, and in any event on or before October 6, 2022, with the record date for notice of and voting at the Meeting to be as soon as practicable after the date of this Agreement (and in any event on or before the date of the Interim Order), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by the Purchaser, and, in this regard, the Company shall abridge, as necessary, any time periods that may be abridged under Securities Laws and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, except:

(a)	in the case of an adjournment, as required for quorum purposes; or

(b)	as required or permitted under Section 4.12(4) or Section 5.4(5).

(2)

solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, using proxy solicitation services firms reasonably acceptable to the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution, provided that, the Company shall not be required to solicit from the Shareholders proxies in favour of the approval of the Arrangement Resolution, or take any other actions under this Section 2.3(2), if a Change of Recommendation has been made in accordance with this Agreement;

(3)

promptly provide the Purchaser with copies of or access to information regarding the Meeting generated by the Company’s transfer agent or any dealer or proxy solicitation services firm, as requested from time to time by the Purchaser, and instruct any dealer or proxy solicitation services firm retained by the Company to report to the Purchaser and its Representatives and legal counsel concurrently with their reports to the Company;

(4)

consult with the Purchaser in fixing the date of the Meeting and the record date for the Meeting, give notice to the Purchaser of the Meeting and allow the Purchaser’s Representatives and outside legal counsel to attend the Meeting;

(5)

promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes “for” and votes “against” the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution;

(6)

promptly advise the Purchaser of any communication (written or oral) received from, or claims brought by (or, to the knowledge of the Company, threatened to be brought by), any Person in opposition to the Arrangement and/or any purported exercise or withdrawal of Dissent Rights by Shareholders and, subject to Law, cooperate and provide the Purchaser with (a) an opportunity to review and comment upon in advance any written communications to be sent by or on behalf of the Company to any such Person, (b) a copy of any such written communication and (c) the opportunity to participate in any discussions, negotiations or Proceedings with or including any such Persons;

(7)

not waive any failure by any holder of Shares to timely deliver a notice of exercise of Dissent Rights, not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser (which may be granted or withheld in the Purchaser’s sole and absolute discretion);

(8)	not change the record date for Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law;

(9)	not without the prior written consent of the Purchaser, waive the deadline for the submission of proxies by Shareholders for the Meeting; and

(10)

at the request of the Purchaser from time to time, provide the Purchaser with a list of (a) the registered Shareholders, together with their addresses and respective holdings of Shares, (b) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Shares (including holders of Incentive Securities, as applicable), and (c) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, all as can be reasonably obtained by the Company using the procedure set forth under Securities Laws. The Company shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.4	Circular.

(1)

Subject to compliance with Section 2.4(5), the Company shall, as promptly as reasonably practicable after the date of this Agreement, prepare and complete, in consultation with the Purchaser, the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Shareholder and other Person as required by the Interim Order and Law, in each case so as to permit the Meeting to be held as soon as reasonably practicable and in any event so as to permit the Meeting to be held by the date specified in Section 2.3(1).

(2)

On the date of mailing thereof, the Company shall ensure that the Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than in respect to any written information with respect to the Purchaser and the Parent that is furnished in writing by or on behalf of the Purchaser and the Parent for inclusion in the Circular, for which the Company shall not be responsible) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular must include: (a) a summary and a copy of the Fairness Opinions, (b) a statement that the Special Committee has received the Fairness Opinions and has, after receiving advice from its financial adviser and outside legal counsel, unanimously recommended that the Board approve the Arrangement and that the Shareholders vote in favour of the Arrangement Resolution, (c) a statement that the Board has received the Fairness Opinions and has, after receiving advice from its financial adviser and outside legal counsel and the unanimous recommendation of the Special Committee, unanimously determined that the Arrangement Resolution is in the best interests of the Company and is fair to the Shareholders and that the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”), and (d) a statement that each director of the Company and each member of Senior Management has entered into a D&O Support and Voting Agreement pursuant to which such director or member of Senior Management has agreed to vote all of his or her Shares in favour of the Arrangement Resolution.

(3)

The information furnished by or on behalf of the Purchaser and the Parent in writing to the Company specifically for inclusion in the Circular will not, on the date of mailing of the Circular, contain any Misrepresentation. Notwithstanding the foregoing and for the avoidance of doubt, no covenant is made by the Company with respect to any of the information supplied in writing by the Parent, the Purchaser or any of their affiliates specifically for inclusion or incorporation by reference in the Circular.

(4)

The Company shall give the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser and its outside legal counsel, and agrees that all information relating to the Purchaser that is furnished in writing by or on behalf of the Purchaser for inclusion in the Circular or other related documents must be in a form and content satisfactory to the Purchaser, acting reasonably. The Company shall provide the Purchaser with a final copy of the Circular prior to its mailing to the Shareholders.

(5)

The Purchaser shall provide, on a timely basis, in writing to the Company all necessary information concerning the Purchaser and the Parent, as applicable, that is required by Law to be included by the Company in the Circular or other related documents to the Company in writing and shall ensure that such information does not contain any Misrepresentation.

(6)

Each Party shall promptly notify the other Parties if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement, or such other document and any related news release or other document as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

Section 2.5	Final Order.

If the Interim Order is obtained and the Arrangement Resolution is passed as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA in a manner and form acceptable to both the Company and the Purchaser, acting reasonably, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the Arrangement Resolution is passed at the Meeting as provided for in the Interim Order.

Section 2.6	Court Proceedings.

In connection with all Proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)	diligently pursue, and cooperate with the Purchaser in diligently pursuing, the Interim Order and the Final Order;

(2)

provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with, or submitted to, the Court or the Director in connection with the Arrangement (including by providing, on a timely basis and prior to the service and filing of such material, a description of any information required to be supplied by the Purchaser for inclusion in such material), including drafts of the motion for Interim Order and Final Order, affidavits, Interim Order and Final Order, and give reasonable and due consideration to all such comments of the Purchaser and its outside legal counsel, provided that all information relating to the Purchaser, its affiliates and any financing sources, as applicable, included in such materials shall be in a form and substance satisfactory to the Purchaser, acting reasonably;

(3)

provide to the Purchaser and its outside legal counsel, on a timely basis, copies of any notice of appearance, evidence or other documents served on the Company or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(4)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(5)

not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement, the Arrangement and the D&O Support and Voting Agreements;

(6)

oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement and consult with the Purchaser with respect to the defense or settlement of any Shareholder or derivative Proceeding and shall not settle in respect of any such Proceeding without the Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed);

(7)

if the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, only do so after notice to, and in consultation and cooperation with, the Purchaser; and

(8)

not object to the outside legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser advises the Company of the nature of any such submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.

Section 2.7	Treatment of Incentive Securities.

(1)	The Parties acknowledge that the Incentive Securities shall be treated in accordance with the provisions of the Plan of Arrangement.

(2)

The Parties acknowledge that, in respect of any payment made to a holder of Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act): (a) the Company shall (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act, and (ii) provide evidence in writing of such election to such holders of Options, in the form(s) prescribed in respect of the Tax Act, and (b) no deduction will be claimed in respect of any such payments in respect of which such an election is made in computing the Company’s taxable income under the Tax Act.

(3)

The Company will take all reasonable steps necessary or desirable to effect the settlement of Shares held by the Share Purchase Trust which are outstanding immediately prior to the Effective Time in accordance with the Plan of Arrangement.

(4)

On or immediately prior to the Closing, the Purchaser shall provide or cause to be provided to the Company or its Subsidiaries funds (or, with the prior written consent of the Company which shall not be unreasonably withheld, conditioned or delayed, direct the Company or any of the Company’s Subsidiaries to use funds on their balance sheet) to allow the Company to satisfy the aggregate amount payable by the Company to holders of Incentive Securities (including any amount to be withheld under Section 2.10 and any amount necessary to satisfy the employer portion of taxes payable in respect thereof), as contemplated by the Plan of Arrangement.

Section 2.8	Articles of Arrangement and Effective Time.

(1)

The closing of the Arrangement (the “Closing”), including the filing of the Articles of Arrangement with the Director, shall occur as soon as reasonably practicable (and in any event not later than five (5) Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties, provided that if on the date the Closing is to occur pursuant to this Section 2.8(1), provided that in no event shall the Purchaser be required to consummate the Closing if the Marketing Period has not ended prior to the time that the Closing would otherwise have occurred pursuant to the foregoing, in which case, Closing shall occur instead on the earlier to occur of (i) any Business Day as may be specified by the Purchaser on no less than two (2) Business Days prior notice to the Company and (ii) the third (3rd) Business Day following the final day of the Marketing Period (subject, in the case of each of clauses (i) and (ii) to the fulfillment or waiver of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time)).

(2)

From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the CBCA. The Closing will take place by remote communication and by the exchange of documents by electronic transmission or, to the extent such exchange is not practicable or the Parties otherwise agree in writing, at the offices of Blake, Cassels & Graydon LLP in Vancouver, British Columbia, or such other location as may be agreed upon by the Parties.

Section 2.9	Payment of Consideration.

The Purchaser shall on or immediately prior to the Closing, provide, or cause to be provided to, the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Shareholders pursuant to the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights as provided in the Plan of Arrangement), into escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the Company and the Purchaser, each acting reasonably).

Section 2.10	Withholding Rights.

Each of the Purchaser, the Parent, the Company, the Share Purchase Trust, the Depositary or any other Person that makes a payment hereunder shall be entitled to deduct and withhold from the amounts otherwise payable under this Agreement and the Arrangement (including any amounts payable pursuant to Section 2.7) to any Person, such amounts as it is directed to deduct and withhold or is required to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any Law and remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to such Person, in respect of which such deduction and withholding and remittance was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1	Representations and Warranties of the Company.

(1)

Except as disclosed in the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, disclosure for the purposes of) (i) the representations and warranties of the Company that are contained in the corresponding section of this Agreement and (ii) any other representation or warranty of the Company in this Agreement to which the relevance of such fact or item is reasonably apparent on its face), the Company hereby represents and warrants to the Purchaser as set forth in Schedule C and acknowledges and agrees that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)

Except for the representations and warranties set forth in this Agreement and in the instruments, agreements or certificates delivered by the Company or its Subsidiaries pursuant hereto, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company, and neither the Parent nor the Purchaser is relying upon any representations and warranties of the Company other than those expressly described in Section 3.1(1).

(3)

The representations and warranties of the Company contained in this Agreement and in the instruments, agreements or certificates delivered by the Company or its Subsidiaries pursuant hereto shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2	Representations and Warranties of the Purchaser and the Parent.

(1)

Each of the Purchaser and the Parent hereby represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)

Except for the representations and warranties set forth in this Agreement and the instruments, agreements or certificates delivered by the Parent or Purchaser pursuant hereto, neither the Purchaser, the Parent nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser or the Parent, and the Company is not relying upon any representations and warranties of the Parent or Purchaser other than those expressly described in Section 3.2(1).

(3)

The representations and warranties of the Purchaser and the Parent contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1	Conduct of Business of the Company.

(1)	The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (a) with the express prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (b) as expressly required or permitted by this Agreement, (c) as required by applicable Law, (d) to comply with or implement any COVID-19 Measures (provided that, in respect of any COVID-19 Measures, so long as the Company notifies the Purchaser reasonably promptly of such actions and considers in good faith any reasonable requests of the Purchaser with respect thereto), (e) as contemplated by any Pre-Acquisition Reorganization, or (f) as expressly set out in Section 4.1 of the Company Disclosure Letter, the Company shall and shall cause each of its Subsidiaries to (i) conduct business in the Ordinary Course and in accordance with all applicable Laws in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve, in the Ordinary Course, its and its Subsidiaries’ business organization, operations, assets, properties, Authorizations, Company Intellectual Property, goodwill and relationships with all Employees, the Significant Customers and Significant Suppliers of the Company or any of its Subsidiaries, landlords, creditors, lessors, lessees, suppliers, licensors, licensees, strategic or alliance partners and other Persons, in each case with whom the Company or any of its Subsidiaries have material business relations in the Ordinary Course. Notwithstanding the foregoing provisions of this Section 4.1(1), the Company shall not be deemed to have failed to satisfy its obligations under this Section 4.1(1) to the extent such failure resulted from the Company’s failure to take any action prohibited by Section 4.1(1).

(2)

Without limiting the Company’s obligations under Section 4.1, the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with respect to the situations described in Subsections (a) to (f) of Section 4.1(1), the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a)

except as disclosed in Section 4.1(2)(a) of the Company Disclosure Letter, amend, restate, rescind, alter, enact or adopt all or any portion of any of the Constating Documents of the Company or any of its Subsidiaries;

(b)

except as disclosed in Section 4.1(2)(b) of the Company Disclosure Letter adjust, split, combine, reclassify or amend the terms of any securities of the Company or any of its Subsidiaries or reorganize, amalgamate or merge the Company, or any Subsidiary of the Company;

(c)	reduce the stated capital of the securities of the Company or any of its Subsidiaries;

(d)

purchase, redeem, repurchase or otherwise acquire or offer to purchase, redeem, repurchase or otherwise acquire any class of its securities, whether pursuant to any existing or future contract, arrangement, purchase plan, normal course issuer bid or otherwise;

(e)

adopt a plan of complete or partial liquidation, arrangement, dissolution, amalgamation, merger, consolidation, restructuring, recapitalization, winding-up or other reorganization of the Company or any of its Subsidiaries, or file a petition in bankruptcy under any applicable Law on behalf of the Company or any of its Subsidiaries, or consent to the filing of any bankruptcy petition against the Company or any of its Subsidiaries under any applicable Law;

(f)

enter into any new line of business or discontinue any existing line of business, or enter into any agreement or arrangement that would limit or restrict in any material respect the Company or any of its Subsidiaries from competing or carrying on any business in any manner, or that would prevent the Company or any of its Subsidiaries from soliciting, recruiting, encouraging or inducing employees of any third party from becoming employed or engaged as consultant by the Company or any of its Subsidiaries;

(g)

issue, grant, deliver, sell, exchange, amend, modify, accelerate, pledge or otherwise subject to any Lien (other than Permitted Liens), or authorize any such action in respect of, (i) any securities of the Company or any of its Subsidiaries, (ii) options, warrants, equity or equity-based awards or other rights to acquire, or exercisable or exchangeable for, or convertible into, any securities of the Company or any of its Subsidiaries (including any Incentive Securities, as applicable), or (iii) any rights that are linked in any way to the price of any shares of, or to the value of or of any part of, or to any dividends or distributions paid on any shares of, the Company or any of its Subsidiaries (including any Incentive Securities), in each case other than the issuance of Shares issuable upon the settlement of Options, RSUs and PSUs outstanding on the date hereof in accordance with the terms of the Incentive Plans;

(h)

make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on, any class of securities of the Company or any of its Subsidiaries;

(i)

(A) acquire (by amalgamation, merger, consolidation, exchange, purchase of securities, contributions to capital or purchase, lease or license of assets or otherwise), directly or indirectly, in one transactions or in a series of related transactions, any interest in any Person, assets, properties, securities, interests or businesses having a cost, on a per transaction basis, in excess of $2,500,000 and subject to a maximum of $5,000,000 for all such transactions, other than any Contract for the sale or procurement of goods or services entered into on arm’s length terms with a customer or supplier of the Company or any Subsidiary in the Ordinary Course, or (B) enter into any joint venture, legal partnership or similar arrangement with any third Person;

(j)	make any capital expenditures or commitments in excess of $2,500,000 individually or $10,000,000 in the aggregate;

(k)

make any material changes to any Company Platform or Business System owned by or controlled by the Company or its Subsidiaries or any policies, procedures or practices of the Company or any of its Subsidiaries in respect thereof, other than in the Ordinary Course;

(l)

sell, sell and lease back, pledge, exclusively licence, lease, sublease, alienate, dispose, swap, transfer or voluntarily lose the right to use, in whole or in part, or otherwise dispose of, or subject to any Lien (other than Permitted Liens), any Company Asset or any interest in any Company Asset, or waive, cancel, release or assign to any Person (other than the Company and its wholly-owned Subsidiaries) any material right or claim (including Indebtedness owed to the Company and its Subsidiaries), except for (i) Company Assets sold, leased, licensed, disposed of or otherwise transferred in the Ordinary Course and that are not, individually or in the aggregate, material to the Company and its Subsidiaries, (ii) obsolete, damaged or destroyed assets in the Ordinary Course or Intellectual Property that is no longer used or useful in any material respect in the business of the Company and its Subsidiaries, (iii) transfers of assets between one or more of the Company and its wholly-owned Subsidiaries, (iv) as expressly required pursuant to the terms of any Material Contract in effect on the date of this Agreement, and (v) expiration of Owned Registered Intellectual Property in accordance with the applicable statutory period;

(m)

except in the Ordinary Course, make any loan or similar advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, other than the Company and any wholly-owned Subsidiary of the Company;

(n)

prepay any long-term Indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for, in one transaction or in a series of related transactions, any Indebtedness or guarantees thereof, in each case, other than (i) Indebtedness incurred in the Ordinary Course not in excess of $5,000,000 in the aggregate, (ii) indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or by the Company to another wholly-owned Subsidiary of the Company or (iii) in connection with the refinancing of any Indebtedness outstanding on the date hereof and effected at the direction of the Purchaser pursuant to the transactions contemplated by this Agreement;

(o)	except as may be required by the terms of any written employment Contract or Employee Plan existing on the date hereof or as otherwise set forth in Section 4.17 of this Agreement:

(i)

grant any increase in the rates of wages, salaries, benefits, bonuses or other remuneration of any Employees (other than increases in the Ordinary Course that are not material in the aggregate and solely with respect to Employees that are not members of Senior Management);

(ii)	grant any increase in the rates of wages, salaries, benefits, bonuses, or other remuneration of any member of Senior Management;

(iii)

grant or increase any indemnification, retention, severance, change of control, transaction-based award, bonus or termination or similar compensation or benefits payable to any current or former Employee, officer, director, consultant, agent or independent contractor of the Company or any of its Subsidiaries;

(iv)

hire or engage any Employee or promote any existing Employee, other than (A) Employees (other than at the Senior Management or vice presidents level) in the Ordinary Course on terms consistent with similarly situated Employees, and (B) Employees at the Senior Management or vice presidents level, hired or promoted in the Ordinary Course, after reasonable consultation with the Purchaser;

(v)	terminate any member of Senior Management without cause;

(vi)

make any changes to the terms and conditions of employment applicable to any group of Employees, as reflected in work rules, employee handbooks, policies and procedures, or otherwise (other than as permitted in (i) above);

(vii)

establish, adopt, enter into, amend or terminate any Employee Plan, or increase or accelerate the timing of any funding obligation, funding contribution or payment of any compensation or benefits under any Employee Plan, other than renewals of any Employee Plans that are health or welfare plans in the Ordinary Course that do not materially increase the cost of such Employee Plan; or

(viii)	reduce the Company’s or any of its Subsidiaries’ work force in a material way or so as to trigger any collective dismissal, plant closure or mass layoff provisions under applicable Laws;

(p)	enter into, modify or terminate or cancel any Collective Agreement or grant recognition to any labour union or similar labour organization for purposes of collective bargaining;

(q)

disclose any material trade secrets or material confidential information pertaining to the Company or any of its Subsidiaries to any Person, other than in the Ordinary Course to Persons who are under a contractual, legal, or ethical obligation to maintain the confidentiality of such information or to the Purchaser and its Representatives;

(r)

except as contemplated in Section 4.13, amend, modify or terminate, cancel or let lapse, any insurance (or re-insurance) policy of the Company or any of its Subsidiaries, unless, simultaneously with any termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums (other than increases reflecting changing market rates) are in full force and effect, and provided that no such termination, cancellation or lapse causes the Company or such Subsidiary to be in default of any Material Contract to which it is a party or by which it is bound or Material Authorization;

(s)

amend any existing or Material Authorization, or abandon or fail to diligently pursue any application for any required Material Authorization, or take or omit to take any action that would reasonably be expected to lead to the termination of, or imposition of conditions on, any such Material Authorization;

(t)

commence, waive, release, assign, settle or compromise any Proceeding or threatened Proceeding, in each case other than settlements or compromises in the Ordinary Course that involve only: (i) the payment of monetary damages (net of any payments or proceeds received through insurance) not in excess of $1,000,000 individually or $5,000,000 in the aggregate, or (ii) the payment of immaterial non-monetary compensation and/or immaterial restrictions, in each case without any admission of wrongdoing by the Company or any of its Subsidiaries and without the imposition of any material restrictions (including through the granting of equitable relief) on the business and operations of the Company or any of its Subsidiaries;

(u)

(i) materially amend or modify any Material Contract, or (ii) enter into, terminate or cancel any Material Contract (provided, however that for the purposes of part (ii) of this Section 4.1(2)(u), the monetary thresholds provided for in each of the subparagraphs (a) and (b) of the definition of Material Contract shall be deemed to be $5,000,000 and $10,000,000, respectively);

(v)

engage in any transaction with any member of Senior Management, vice-president, director or any of their immediate family members (including spouses) or any related party (within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions), other than (i) expense reimbursements and advances in the Ordinary Course, (ii) employment Contracts with Employees hired in accordance with Section 4.1(2)(o), or (iii) transactions between the Company and any of its wholly-owned Subsidiaries or between two or more wholly-owned Subsidiaries;

(w)

make, change or revoke any material Tax election, make any change in Tax or financial accounting policies, practices, principles, methods or procedures, except as required by concurrent changes in applicable Law or as required by U.S. GAAP, file any Tax Return other than in the ordinary course of business consistent with past practices, file any amended income or other material Tax Return, settle or compromise any Proceeding for a material amount of Taxes or assessments relating to Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, surrender a claim for any Tax refund, enter into any Tax sharing or similar agreement, or apply for, obtain, or enter into any Tax ruling, closing agreement or other similar Contract, agreement or arrangement with a Governmental Entity relating to Taxes;

(x)

take any action or fail to take any action that would or would reasonably be expected to in the aggregate (i) cause the Tax attributes of assets of the Company or any of its Subsidiaries or the amount of Tax loss carry-forwards of the Company or any of its Subsidiaries to materially and adversely change from what is reflected in their respective Tax Returns, or (ii) render such Tax loss carry-forwards unusable (in whole or in part) by any of them or any successor of the Company;

(y)	enter into or terminate any Swap outside of the Ordinary Course;

(z)

grant or commit to grant a licence or otherwise transfer any Company Intellectual Property or rights in or in respect thereto that is material to the Company and its Subsidiaries taken as a whole, other than to (i) the Company or wholly-owned Subsidiaries of the Company and (ii) non-exclusive licences granted in the Ordinary Course;

(aa)

abandon or withdraw, or permit the lapse, cancellation, or expiration of any Owned Registered Intellectual Property that is material to the Company and its Subsidiaries taken as a whole (except for expiration of Owned Registered Intellectual Property in accordance with the applicable statutory period); or

(bb)	authorize, agree, offer, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)

To the extent legally permissible, the Company shall, as soon as reasonably practicable, notify the Purchaser of (a) any actual Data Breach and of any emergency-type occurrences involving Company Data or the protection of property incidents, in each case that is or would reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole or (b) other incidents or accidents occurring after the date hereof involving any Company Assets that resulted or could reasonably be expected to result in damages or losses in excess of $5,000,000 or otherwise be materially adverse to the business of the Company or any of its Subsidiaries. To the extent legally permissible, the Company shall consult with the Purchaser and give reasonable and due consideration to the comments formulated by the Purchaser on any actions or measures to be taken in connection with a situation described in this Section 4.1(3) prior to taking any actions or measures in relation thereto.

(4)

Nothing contained in this Agreement will give the Parent or Purchaser, directly or indirectly, the right to direct or control the Company’s business and operations prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms of this Agreement, control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.2	Covenants of the Company Relating to the Arrangement.

(1)

The Company shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Company or any of its Subsidiaries subject to the terms and conditions of this Agreement, reasonably cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to (other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4):

(a)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the Purchaser’s obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)

use commercially reasonable efforts to provide, obtain and maintain all third party notices or other notices and consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably required or reasonably requested by the Purchaser in connection with the Arrangement, this Agreement or the other transactions contemplated hereby, in each case, that are required under any Material Contract to which the Company or any of its Subsidiaries is a party or those required to maintain in full force and effect any Material Authorization held by the Company or any of its Subsidiaries in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any material consideration or incur any liability or obligation without the prior written consent of the Purchaser;

(c)

use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)

use commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated hereby, including seeking to have any stay or temporary restraining Order entered by any Governmental Entity vacated or reserved, so as to enable Closing to occur as soon as reasonably practicable (provided, that neither the Company nor any of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed and provided, further that this provision is subject to Section 2.6(6) in all respects);

(e)

use commercially reasonable efforts to not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(f)

use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Board and, to the extent requested by the Purchaser in writing no later than ten (10) Business Days prior to the Effective Time, each member of the board of directors of the Company’s wholly-owned Subsidiaries, and using commercially reasonable efforts to cause them to be replaced by Persons designated or nominated by the Purchaser effective as of the Effective Time.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)	the occurrence of any Material Adverse Effect;

(b)

unless prohibited by Law, any notice or other communication (whether oral or written), to which the Company has knowledge, from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement, this Agreement or any of the transactions contemplated thereby; or

(c)

any breach, default or termination, or any notice of breach, default or termination (or of any intention to cancel, terminate or otherwise modify in any material respect or not renew its relationship with the Company or any Subsidiary) (whether written or oral), to which the Company has knowledge, by any party to any Material Contract or Material Authorization to which it is a party or by which it is bound;

(d)

any (i) Proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated hereby, and (ii) Proceedings against the Company or any of its Subsidiaries material to the Company and its Subsidiaries, taken as a whole, commenced or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries. With respect to any Proceedings contemplated by clause (i) of this Section 4.2(2)(d), the Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such Proceeding and reasonably cooperate with Parent in conducting the defense or settlement of such Proceeding, and no such settlement shall be agreed without Parent’s prior written consent.

Section 4.3	Covenants of the Purchaser Relating to the Arrangement.

(1)

The Purchaser shall perform all obligations required or reasonably desirable to be performed by the Purchaser under this Agreement, reasonably cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or reasonably desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall (other than in connection with obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4):

(a)

use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the Company’s obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it with respect to this Agreement or the Arrangement, provided, however, that under no circumstances will the Purchaser be required to agree or consent to any increase in the Consideration;

(b)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(c)

use commercially reasonable efforts to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated hereby; and

(d)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)

The Purchaser shall promptly notify the Company in writing of any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate that is or would reasonably be expected to impair, impede or prevent either or both the Purchaser and/or the Parent from performing their obligations under this Agreement.

Section 4.4	Regulatory Approvals.

(1)

Each Party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents and Authorizations, including the Regulatory Approvals, from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations under this Agreement. Each Party shall co-operate fully with the other Parties and their affiliates in promptly seeking to obtain all such consents or Authorizations, including the Regulatory Approvals, from such Governmental Entities. Without limiting the generality of the foregoing, (a) in the case of the Competition Act Approval, as promptly as practicable, and in any event no later than fifteen (15) Business Days after the date hereof, (i) the Purchaser shall file with the Commissioner of Competition a submission in support of a request for an ARC or a No Action Letter in respect of the transactions contemplated by this Agreement; and (ii) unless the Purchaser and the Company mutually agree otherwise or agree that such filings should be made on a different date, the Purchaser and the Company shall file or cause to be filed notifications pursuant to paragraph 114(1) of the Competition Act, and (b) in the case of the HSR Act, as promptly as practicable, and in any event within ten (10) Business Days after the date of this Agreement, the Purchaser and the Company shall prepare and file their respective notification and report forms pursuant to the HSR Act and request an early termination of any applicable waiting period under the HSR Act, and (c) in the case of any other Regulatory Approvals, make all required notifications, applications or filings as promptly as practicable, and in any event, no later than twenty (20) Business Days after the date hereof. The Purchaser shall be responsible for and shall pay all filing fees required by applicable Law to be paid to any Governmental Authority in order to obtain all consents and Authorizations, including the Regulatory Approvals and as it relates to the HSR Act and the Competition Act Approval.

(2)

Unless required to do so by Law, the Parties shall not submit any filings with any Governmental Authority prior to Closing, including the filing of a notification under Part III of the Investment Canada Act, unless: (i) the Purchaser and the Company mutually agree otherwise; or (ii) in the case of a notification under Part III of the Investment Canada Act, either (a) an Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, the Parent or any of their respective affiliates) or (b) the market price of the Shares exceeds US$32.00 per Share on NASDAQ for two consecutive trading days (or the Canadian dollar equivalent thereof on TSX based on the exchange rate published by the Bank of Canada on such second trading day), in which cases the Purchaser shall be entitled to file such notification.

(3)

The Parties shall cooperate and coordinate with one another in connection with obtaining the Regulatory Approvals, including by providing or submitting as promptly as practicable all submissions, documentation and information that are required or advisable in connection with obtaining the Regulatory Approvals and using their reasonable best efforts to ensure that such submissions, documentation and information do not contain a Misrepresentation.

(4)

The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, and shall exchange advance drafts of all submissions, material correspondence (including emails), filings, notifications, presentations, applications, or other material documents made or submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, will consider in good faith any suggestions made by the other Parties and their counsel and will provide the other Parties and their counsel with final copies of all such material submissions, correspondence (including emails), filings, notifications, presentations, applications, and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, provided, however, no attorney-client privilege is undermined or otherwise affected as a result of such exchange of information and that competitively sensitive information may be provided only to the external legal counsel and external experts of the other Parties. The Parties will each keep the other Parties and their counsel fully apprised of all material written (including email) and oral communications and all meetings with any Governmental Entity, and their staff, in respect of the Arrangement, this Agreement or the transactions contemplated hereby, including providing copies of all material written (including email) communications on a timely basis, and will not participate in such material communications or meetings (including telephone calls) without giving the other Parties and their counsel the opportunity to participate therein, except to the extent that competitively sensitive information may be discussed, in which case the Parties will allow external legal counsel for the other Parties to participate.

(5)

If any objections are asserted by any Governmental Entity under any applicable Law with respect to the transactions contemplated by this Agreement, or if any proceeding is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal test under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their reasonable best efforts to resolve or avoid such objection or proceeding so as to allow the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date).

(6)

Notwithstanding anything herein to the contrary, the Parties acknowledge and agree that Parent will control the ultimate strategy for securing all Regulatory Approvals, including any filings, submissions and communications with or to any Governmental Entity in connection therewith, and taking into account in good faith any comments of, the Company or its Representatives relating to such strategy

(7)

Notwithstanding anything to the contrary contained in this Section 4.4, the Purchaser’s reasonable best efforts shall not require the Purchaser to enter into any settlement, undertaking, consent decree, consent agreement, commitment, stipulation or other agreement or take any action or agree to take any action (including without limitation any divestitures), that would adversely affect any of the business, operations or assets of the Purchaser and its affiliates, or that would adversely affect the business, operations or assets of the Company and its Subsidiaries, other than, if required in order to obtain a Key Regulatory Approval, the entry into a settlement, undertaking, consent decree, consent agreement, commitment, stipulation or other agreement, in each case, that does not have a Burdensome Effect. The Company shall not enter into any agreement or understanding with any Governmental Entity with respect to any of the foregoing without the prior written consent of the Purchaser. “Burdensome Effect” has the meaning set forth in Section 4.4(7) of the Company Disclosure Letter.

Section 4.5	Access to Information; Confidentiality.

(1)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law and any COVID Measures that may be in place, the Company shall, and shall cause its Subsidiaries and shall cause their respective directors, officers and Employees to, and shall direct its independent auditors, financing sources, advisers, consultants and agents to, upon reasonable prior notice during normal business hours: (a) give the Purchaser and its Representatives, consultants and independent contractors reasonable access (during normal business hours) to its and its Subsidiaries’ offices, premises, properties, assets, senior personnel, Contracts and books and records (including continuing access to the Data Room), and (b) furnish to the Purchaser and its Representatives, consultants, and independent contractors such financial and operating data and Company Data or other information with respect to the assets or business of the Company or its Subsidiaries as the Purchaser may reasonably request, in the case of each of clauses (a) and (b) to the extent reasonably necessary in connection with the consummation of the transactions contemplated by the Agreement or for integration planning purposes; provided that the Company’s compliance with any request under this Section 4.5(1) shall not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries and shall be subject to any COVID-19 Measures then in effect.

(2)

This Section 4.5 shall not require the Company or its Subsidiaries to permit any access, or to disclose any information that is Excluded Information or that, in the reasonable good faith judgment of the Company, after consultation with outside legal counsel, may reasonably be expected to cause any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the Company, after consultation with outside legal counsel) be managed through the use of customary “clean-room” or other arrangements reasonably acceptable, and not unduly burdensome, to the Company.

(3)

Notwithstanding anything to the contrary herein or in the Non-Disclosure Agreement, Parent and Purchaser shall be permitted to disclose confidential information that is subject to the Non-Disclosure Agreement in connection with the arrangement of any Covered Financing, including to ratings agencies and prospective lenders and investors; provided that (a) such disclosure occurs in accordance with customary market practice for the dissemination of such information to such recipients (which may include, without limitation, customary “click through” confidentiality undertakings by prospective lenders and investors), (b) the Company has been afforded a reasonable opportunity to review any such information prior to its dissemination and (c) the recipient is subject to customary confidentiality obligations with respect to such information.

(4)

Each Party acknowledges that the Non-Disclosure Agreement continues to apply and, in the case of the Company, that any information provided under Section 4.5(1) above that is non-public in nature shall be subject to the terms of the Non-Disclosure Agreement; provided that to the extent any provision of the Non-Disclosure Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail.

(5)

Investigations made by or on behalf of the Purchaser, whether under this Section 4.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Company in this Agreement.

Section 4.6	Pre-Acquisition Reorganization.

(1)

Subject to Section 4.6(2), the Company agrees that, upon request of the Purchaser, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (a) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to perform such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably (each a “Pre-Acquisition Reorganization”), (b) cooperate with the Purchaser and its advisers to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (c) cooperate with the Purchaser and its advisers to seek to obtain any consents, approvals, waivers or similar authorizations which are reasonably requested by the Purchaser (based on the applicable terms of the Contract or Authorization) in connection with the Pre-Acquisition Reorganizations, if any.

(2)	The Company will not be obligated to participate in all or any portion of any Pre-Acquisition Reorganization under Section 4.6(1) unless such Pre-Acquisition Reorganization:

(a)	is effected as close as reasonably practicable prior to or contemporaneously with the Effective Time, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company or any of its Subsidiaries in any material manner;

(b)	does not require the approval of any of the Shareholders;

(c)	does not cause any Shareholders to recognize any income or gain for Tax purposes prior to the completion of the Arrangement;

(d)

does not require the Company or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, the Company, its Subsidiaries or any Shareholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.6;

(e)

does not require any consent, waiver, notice or approval, or give rise to (or accelerate) any right of termination under, or result in any breach by the Company or any of its Subsidiaries of any Material Contract or Material Authorization or any breach by the Company or any of its Subsidiaries of their respective Constating Documents or applicable Law;

(f)	is not prejudicial to the Company or the Shareholders in any material respect;

(g)	does not reduce, or impact the form of, the consideration to be received by Shareholders and holders of Incentive Securities under the Plan of Arrangement;

(h)	does not result in a change of control, default, or acceleration of any of the Company’s existing credit facilities or outstanding debt;

(i)	does not unreasonably interfere in the operations of the Company or any of its Subsidiaries prior to the Effective Time;

(j)	does not impair the ability of the Company, the Parent or the Purchaser to consummate, and will not (and would not reasonably be expected to) materially delay the consummation of, the Arrangement; and

(k)

is not required to be completed unless and until (i) the Purchaser has irrevocably confirmed in writing that all of the conditions in favor of the Purchaser in Article 6 have been either satisfied or waived and that the Purchaser is prepared to promptly and without condition proceed with the completion of the Arrangement and (ii) the Company is reasonably satisfied that all of the conditions in favor of the Company in Article 6 have been satisfied or waived.

(3)

The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement and shall seek to have any such Pre-Acquisition Reorganization be effective immediately prior to the Effective Time (but after the Purchaser has waived or confirmed that all of the conditions set out in Section 6.1 and Section 6.2 have been satisfied).

(4)	If this Agreement is terminated, the Purchaser (a) shall forthwith reimburse the Company for all reasonable and documented out-of-pocket costs, fees and expenses incurred by the

Company and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization (including any rewinding thereof), and (b) shall indemnify and hold harmless the Company and its Subsidiaries from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgements and Taxes (including the use of Tax attributes) suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including any rewinding thereof), or in taking reasonable steps to reverse or unwind any Pre-Acquisition Reorganization.

(5)

The Purchaser hereby waives any breach of a representation, warranty or covenant by the Company to the extent such breach is a result of an action taken (or omitted to be taken) by the Company or a Subsidiary pursuant to a request by the Purchaser pursuant to this Section 4.6.

Section 4.7	Tax Matters.

The Company covenants and agrees that until the Effective Time, the Company and its Subsidiaries shall (a) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by any of them, which shall be correct and complete in all material respects and (b) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted. The Company shall keep the Purchaser reasonably informed of any events, discussions, notices or changes with respect to any Tax or regulatory audit or investigation or any other investigation by a Governmental Entity or Proceeding involving the Company or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to the Company and the Subsidiaries on a consolidated basis).

Section 4.8	Termination of 401(k) Plan.

The Company will adopt, or will cause to be adopted, all necessary corporate resolutions (which shall be subject to Purchaser’s reasonable review and approval) to terminate each 401(k) Plan sponsored or maintained by the Company or any of its Subsidiaries, effective as of no later than one day prior to Closing (but such termination may be contingent upon the Closing). Immediately prior to such termination, the Company (or such Subsidiary) will have made all necessary payments to fund the contributions: (i) necessary or required to maintain the tax-qualified status of the 401(k) Plan; (ii) for elective deferrals made pursuant to the 401(k) Plan for the period prior to termination; and (iii) for any employer contributions (including, without limitation, any matching contributions) for the period prior to termination. For this purpose, the term “401(k) Plan” means any plan intended to be qualified under Code Section 401(a) which includes a cash or deferred arrangement intended to qualify under Code Section 401(k). The Company shall provide the Purchaser with a copy of resolutions duly adopted by the Board (or the board of directors of the applicable Subsidiary) so terminating any such 401(k) Plan. In the event that termination of any such 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees (other than ordinary administrative fees in connection with such termination), then the Company shall pay or provide for payment of the amount of such charges and/or fees prior to the Effective Date.

Section 4.9	Financing Arrangements

(1)

Prior to the earlier of the Closing and termination of this Agreement, and subject to applicable law, the Company shall use its commercially reasonable efforts, and shall cause its Subsidiaries to use their commercially reasonable efforts, to provide and to cause their respective Representatives to provide such customary cooperation (including with respect to timeliness) to the Purchaser as the Purchaser may reasonably request in connection with the arrangement, marketing, offering, syndication, documentation and consummation of any financing deemed reasonably necessary or advisable by the Parent or the Purchaser in connection with the consummation of the Arrangement (including using commercially reasonable efforts to assist the Parent or the Purchaser to obtain new or amend any existing credit facilities or arrange for any alternative credit facility or other financing or private or public equity, equity-linked or debt securities offering to be issued or incurred, including in lieu of all or a portion of any bridge facility, and any amendment, modification or replacement of any existing credit facility or debt instrument) (each, including the Committed Debt Financing, a “Covered Financing”), subject to the terms hereof and the limitations set forth in this Agreement, including:

(a)

participating in a reasonable number of presentations and due diligence sessions (including accounting due diligence sessions), sessions with ratings agencies and sessions with actual or prospective lenders, arrangers, agents, initial purchasers and/or underwriters, including facilitating, to the extent within the Company’s control, direct contact between appropriate members of senior management, certain representatives and certain non-legal advisors of the Company and its Subsidiaries on the one hand, and the Financing Sources and any other actual or prospective lenders, arrangers, agents, initial purchasers and/or underwriters, in each case, involved with any Covered Financing, on the other hand;

(b)

furnishing the Purchaser and its proposed lenders, arrangers, agents, initial purchasers and underwriters with such financial statements and other customary and readily available financial and other data and information prepared by the Company in the ordinary course of business without undue burden or expense as is reasonably requested by Purchaser and of the type that is customarily provided to financing sources for debt financings similar to any Covered Financing and supplementing such information as may be necessary for such information to remain Compliant;

(c)

cooperating reasonably with Purchaser in the preparation of customary pro forma financial statements prepared in accordance with the requirements of Regulation S-X (it being understood that preparation thereof shall be the sole responsibility of the Purchaser);

(d)	cooperating reasonably with the proposed lenders’, arrangers’, agents’, initial purchasers’ and underwriters’ due diligence;

(e)	using commercially reasonable efforts to obtain customary auditor’s comfort letters (including customary “negative assurance” comfort) and such consents as are reasonably requested by the Purchaser;

(f)

cooperating reasonably with the Purchaser’s legal counsel as reasonably requested by the Purchaser in connection with any legal opinions that such legal counsel may be reasonably required to deliver in connection with any Covered Financing;

(g)

cooperating reasonably in the preparation of appropriate and customary materials reasonably required in connection with a Covered Financing (including without limitation offering documents such as prospectuses, offering and information memoranda and materials for lender or rating agency presentations or other similar documents, including, if requested by the Parent, an information memorandum that does not include material non-public information and the delivery of customary authorization letters reasonably acceptable to the Company with respect to information memoranda executed by a senior officer of the Company authorizing the distribution of information to prospective lenders or investors and containing (A) a representation to the financing sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities, (B) a “10b-5” representation by the Company consistent with any debt commitment letter obtained by the Purchaser in connection with the transactions contemplated by this Agreement and (C) customary language which shall exculpate the Company and its Representatives and affiliates with respect to any liability related to or responsibility for the contents of such information or related offering and marketing materials by the recipients thereof) and cooperating reasonably with the marketing efforts of the Purchaser and its lenders, arrangers, agents, initial purchasers and underwriters, if any, for any Covered Financing (including (i) by making its Senior Management available to participate in a reasonable number of meetings of prospective lenders (which may be conducted remotely) and (ii) using commercially reasonable efforts to cause the marketing efforts of the Purchaser to benefit from the Company’s and its Subsidiaries’ existing lending and investment banking relationships);

(h)

cooperating reasonably with the Purchaser in connection with applications to obtain such consents, approvals, authorizations and ratings from rating agencies which may be reasonably necessary or desirable in connection with a Covered Financing;

(i)

cooperating reasonably in the preparation of definitive financing documents, instruments and certificates as may be reasonably requested by the Purchaser and customarily required for debt financings similar to the applicable Covered Financing, including guarantees and pledge and security documents (including customary schedules with respect to the Company, its Subsidiaries and their respective assets) and filings, in each case, to be effective no earlier than the Effective Date;

(j)

making available, upon reasonable notice during normal business hours, appropriate personnel, documents and information (other than Excluded Information) relating to the Company and its Subsidiaries, in each case, as may be necessary and reasonably requested by the Purchaser or its lenders, arrangers, agents, initial purchasers and underwriters;

(k)

entering into one or more credit agreements, indentures or other instruments or agreements on terms reasonably satisfactory to the Purchaser in connection with a Covered Financing, to be effective no earlier than the Effective Date, to the extent direct borrowings or debt incurrence by the Company or its Subsidiaries is contemplated for a Covered Financing, and reasonably assisting in the negotiation thereof to the extent reasonably requested by the Purchaser; and

(l)

furnishing the Purchaser and its proposed lenders, arrangers, agents, initial purchasers and underwriters at least five (5) Business Days prior to the Effective Date, all documentation and other information reasonably requested at least ten (10) Business Days prior to the Effective Date by any of them related to the Company and its Subsidiaries as required by any Governmental Entity in connection with a Covered Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the PATRIOT Act (United States).

(2)

Notwithstanding Section 4.9(1), none of the Company or any of its Subsidiaries shall be required to: (i) pay any commitment, consent or other similar fee, incur any liability or provide or agree to provide any indemnity or other payment in connection with any such Covered Financing prior to the Effective Time; (ii) take any action or do anything that would reasonably be expected to: (A) contravene any applicable Law or its Constating Documents; (B) constitute a default, or give rise to any right of termination, cancellation or acceleration of any right or obligation of such Person or to a loss of any benefit to which such Person is entitled under, or otherwise violate or contravene, in each case, any provision of any Material Contract; (C) impair or prevent the satisfaction of any condition set forth in Article 6 that operates for the benefit of the Company; or (D) interfere unreasonably with the business or operations of the Company or any of its Subsidiaries; (iii) provide any Excluded Information or disclose any information that in the reasonable judgment of the Company would reasonably be expected to compromise any attorney-client or similar privilege or otherwise conflict with any confidentiality requirements applicable to the Company or any of its Subsidiaries, so long as the Company has notified the Parent that information is being withheld and has used commercially reasonable efforts to make disclosure to the extent such privilege or requirement would not be compromised or contravened, as the case may be; or (iv) provide any cooperation contemplated by this Section 4.9: (A) on less than reasonable prior notice, (B) that requires the preparation of any separate financial statements for the Company or any of its Subsidiaries (other than Required Information) or the change of any fiscal period or (C) that involves the Company, any of its Subsidiaries or any of their respective Representatives entering into any binding commitment or agreement or any corporate or comparable action which is not expressly conditional on the completion of the Arrangement, other than customary authorization letters and prepayment notices (to the extent not permitted to be conditional) as described in this Section 4.9 or Section 4.10. Additionally, no Representative of the Company or any of its Subsidiaries shall be required to take any action which would reasonably be expected to result in such Person incurring any personal liability (as opposed to liability in their capacity as a Representative of the Company or its Subsidiary, as applicable) with respect to any matters related to a Covered Financing. The parties hereto agree that any information with respect to the prospects and plans for the Company’s and its Subsidiaries’ business and operations in connection with any Covered Financing will be the sole responsibility of the Purchaser.

(3)

The Purchaser shall, promptly upon request by the Company and from time to time (and in any event promptly following termination of this Agreement), reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs (including reasonable and documented out-of-pocket legal fees) incurred by the Company or any of its Subsidiaries in connection with any of the actions contemplated by this Section 4.9, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 4.9 or otherwise in connection with a Covered Financing, except to the extent resulting from the willful misconduct or gross negligence of any such Person.

(4)

Subject to applicable law, the Company hereby consents to the customary and reasonable use of its and its Subsidiaries’ logos solely in connection with (i) any Covered Financing; provided that such logos are used in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (ii) a description of the Company, its business or the transactions contemplated by this Agreement (including any Covered Financing).

(5)

Notwithstanding anything contained in this Agreement to the contrary, the Purchaser and the Parent expressly acknowledge and agree that its obligations hereunder are not conditioned in any manner upon obtaining any Covered Financing or any other financing, whether such reasons are within or beyond the control of the Purchaser or the Parent. For the avoidance of doubt, if any financing referred to in this Section 4.9 is not obtained, the Purchaser will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement, subject to the applicable conditions set forth in Article 6; provided that the Company and each of its Subsidiaries will be deemed to be in compliance with this Section 4.9, and none of the Parent, the Purchaser or any of their respective affiliates shall allege that the Company or any of its Subsidiaries is or has not been in compliance with this Section 4.9, unless a Covered Financing has not been obtained primarily as a result of a Willful Breach of its obligations under this Section 4.9.

(6)

The Purchaser shall use its commercially reasonable efforts to take all necessary, proper or advisable actions to arrange and obtain one or more Covered Financings that generate net proceeds in an aggregate amount sufficient to enable the Purchaser to pay all amounts required to be paid in connection with the transactions contemplated by this Agreement and the Plan of Arrangement and to pay all related expenses payable by it in connection with such transactions (such amounts collectively, the “Required Amount”), by no later than the Effective

Time and that do not in any event impose any new or additional conditions to funding that are more onerous or extensive in any respect than those set forth in the Debt Commitment Letter. The Parent shall not permit, without the prior written consent of the Company, any amendment or modification to be made to, or any waiver or release of any provision or remedy that enures to the benefit of the Parent to be made under, or any permitted substitution of, the Debt Commitment Letter or any fee letter related thereto, if such amendment, modification, waiver, release and/or substitution would (i) reduce (or have the effect of reducing) the aggregate amount of available financing thereunder to an amount below that which would be required for the Purchaser to pay the Required Amount at the Effective Time pursuant to the Plan of Arrangement, (ii) impose new or additional (or adversely modify or make more onerous in any material respect any existing) conditions precedent to the availability of the Committed Debt Financing set forth therein, in each case, in a manner which would reasonably be expected to impair, prevent or materially delay or materially impede the consummation of the transactions contemplated by this Agreement or the Plan of Arrangement, (iii) adversely impact the ability of the Parent to enforce its rights and remedies against the other parties to the Debt Commitment Letter or any definitive agreements or documentation with respect thereto (it being understood and agreed that this clause (iii) shall not prohibit the termination of the Debt Commitment Letter in connection with substitutions thereof that are otherwise expressly permitted by this Agreement), (iv) reasonably be expected to, impair, prevent, materially delay or materially impede the consummation or the transactions contemplated by this Agreement or the Plan of Arrangement or (v) impose any obligations on the Company or any of its Subsidiaries that would be effective prior to Closing. Notwithstanding the foregoing, the Parent may, without the consent of the Company, amend the Debt Commitment Letter and any fee letters related thereto to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter or any fee letters related thereto as of the date hereof. Upon executing any amendment, supplement, modification, waiver, release or substitution of the Debt Commitment Letter, the Parent shall, as soon as reasonably practicable (and in any event, within one (1) Business Day), provide a copy thereof to the Company (provided that such copy may be subject to Permitted Redactions). The Parent shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter, except in connection with substitutions of the Committed Debt Financing permitted hereunder or for assignments and replacements of an individual financing source in accordance with the express terms and conditions of the Debt Commitment Letter; it being understood and agreed that the Parent may acknowledge commensurate reductions in the commitments under the Debt Commitment Letter contemplated by the express terms thereof in connection with events that result in the receipt by Parent or its affiliates of net proceeds that will be available at the Closing (on conditions that are no less favourable to the Parent taken as a whole, and that do not in any event impose any new or additional conditions to funding that are more onerous or extensive in any respect, than those set forth in the Debt Commitment Letter) to finance a portion of the Required Amount. For purposes of this Agreement, references to “Committed Debt Financing” shall include the financing contemplated by the Debt Commitment Letter, as applicable, as permitted to be amended, modified, waived, released or substituted by this Section 4.9 (including any Alternative Financing) and references to “Debt Commitment Letter” shall include such document as permitted to be amended, modified, waived, released or substituted by this Section 4.9 (including any Alternative Financing).

(7)	Without limiting the generality of Section 4.9(6), the Parent shall use its commercially reasonable efforts to:

(a)

maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions thereof until the transactions contemplated by this Agreement are consummated, subject to amendments, modifications, waivers, releases and substitutions expressly permitted by Section 4.9(6);

(b)	except and only to the extent proceeds of other Covered Financings sufficient to fund the Required Amount will be available at the Closing (on conditions that are no less favourable to the Parent taken as a whole, and that do not in any event impose any new or additional conditions to funding that are more onerous or extensive in any respect, than those set forth in the Debt Commitment Letter), satisfy (or obtain a waiver of), on a timely basis, all conditions in the Debt Commitment Letter (and any definitive documentation related thereto) that are within the Parent’s control at or prior to the Closing and comply with all of its obligations under the Debt Commitment Letter and any fee letter in respect thereof in a timely and diligent manner;

(c)

negotiate and enter into definitive agreements and documentation with respect to Covered Financings that comply with the terms of this Agreement and are sufficient to fund the Required Amount on or prior to the Closing;

(d)

if all the conditions set forth in Article 6 (other than Section 6.3(3) or other conditions that, by their terms, are to be satisfied on the Effective Time, but are reasonably capable of being satisfied on the Effective Time) and all of the conditions contained in the Debt Commitment Letter (other than the Closing) have been satisfied, consummate the Committed Debt Financing (or any other Covered Financing) at or prior to the Closing; and

(e)	enforce its rights under the Debt Commitment Letter in a timely and diligent manner.

(8)

The Parent will, upon the Company’s reasonable request, keep the Company informed in reasonable detail with respect to the Parent’s efforts to arrange and obtain Covered Financings sufficient to fund the Required Amount as shall be reasonably necessary or advisable to allow the Company to monitor the progress thereof. Without limiting the generality of the foregoing, the Parent shall give the Company prompt notice: (i) of any actual or threatened breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach, default, repudiation, cancellation or termination) by any party to the Debt Commitment Letter or any definitive document related to the Committed Debt Financing of which the Parent becomes aware, (ii) of the receipt of any written notice or other written communication from any Person with respect to any actual or threatened breach, default, repudiation, cancellation or termination by any party to the Debt Commitment Letter or any definitive document related to the Committed Debt Financing, (iii) of the occurrence of any change, event, occurrence, effect, state of facts or circumstances that the Parent believes in good faith would reasonably be expected to materially adversely impact the ability of the Parent to obtain Covered Financings sufficient to fund the Required Amount and (iv) if the Debt Commitment Letter will be terminated prior to its stated expiration for any reason. As soon as reasonably practicable, but in any event within one (1) Business Day after the date the Company delivers to the Parent a written request, the Parent shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence, provided that the Parent shall not be required to disclose or provide any such information, the disclosure of which, in its good faith judgement upon advice of outside counsel, is subject to attorney-client privilege. In the event that the Parent does not disclose such information that is subject to attorney-client privilege, the Parent shall provide prompt notice to the Company that it is withholding such information and the Parent shall use commercially reasonable efforts to promptly communicate the applicable information to an extent that would not violate or waive privilege.

(9)

If any portion of the Committed Debt Financing becomes unavailable on the terms and conditions or from the applicable financing sources in the Debt Commitment Letter (including the “market flex” provisions contained in any fee letter in respect of the Committed Debt Financing), unless such portion is not reasonably required to consummate the transactions contemplated by this Agreement and the Plan of Arrangement, the Parent shall promptly notify the Company in writing of such unavailability and shall use its commercially reasonable efforts to arrange and obtain, as promptly as practicable following the occurrence of such event, alternative debt or equity financing that generates net proceeds in an amount no less than the Required Amount from the same or alternate sources (an “Alternative Financing”). Such Alternative Financing shall not: (A) be subject to any new or additional conditions to funding that are more onerous or extensive in any respect, than those set forth in the Debt Commitment Letter as in effect on the date hereof (including the “market flex” provisions contained in any related fee letter) or (B) have the effect or the expected effect of (x) impairing, preventing, or materially delaying or materially impeding the consummation of the transactions contemplated by this Agreement and by the Plan of Arrangement, (y) adversely impacting the ability of the Parent to enforce its rights against the other parties to the Debt Commitment Letter as so amended, replaced, supplemented or otherwise modified, or (z) imposing obligations on the Company or any of its Subsidiaries that would be effective prior to Closing. Notwithstanding the foregoing, in no event shall the Parent or any affiliate be required to obtain or agree to any Alternative Financing that provides for terms that, when taken as a whole, are materially less favorable to Parent and its affiliates in light of then-prevailing market conditions than those contemplated by the Committed Debt Financing on the date hereof (giving effect to any related “market flex” provisions). The Parent shall promptly deliver to the Company true, correct and complete copies of any such alternative commitment letters, it being understood that any related fee letters may be subject to Permitted Redactions. Upon and from the time of obtaining such Alternative Financing, any such commitment letter shall be deemed to constitute the Debt Commitment Letter hereunder. The Purchaser arranging and obtaining new or replacement financing in accordance with this Section 4.9 (or any other Covered Financing) shall not modify or affect in any way the Company’s rights pursuant to this Agreement or the Purchaser’s obligations pursuant to this Agreement, except to the extent expressly set forth in this Agreement.

(10)

Except as expressly set forth in Section 4.9(1), the Purchaser acknowledges and agrees that none of the Company or any of its Subsidiaries or Representatives shall have any responsibility for the Committed Debt Financing prior to the Effective Time.

Section 4.10	Treatment of Company Indebtedness.

The Company shall, and shall cause each of its Subsidiaries to, deliver all notices and take all other actions reasonably requested by the Purchaser that are required to facilitate in accordance with the terms thereof the termination of all commitments outstanding under each of the Existing Financing Instruments and the Accounts Receivable Purchase Program, the repayment in full of all obligations, if any, outstanding thereunder, the release of all Liens, if any, securing such obligations, and the release of guarantees in connection therewith on the Effective Date as of the Effective Time (such termination, repayment and releases, the “Credit Facility Terminations”). In furtherance and not in limitation of the foregoing, the Company shall, and shall cause each of its Subsidiaries to, deliver to the Purchaser at least three (3) Business Days prior to the Closing (with drafts being delivered in advance as reasonably requested by the Purchaser), executed payoff letters (and similar instruments), in each case, with respect to each of the Existing Financing Instruments and the Accounts Receivable Purchase Program (each, a “Payoff Letter”) and all related release documentation, in each case, in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such Indebtedness is owed (or, if there is no such agent, from the Persons to whom such Indebtedness is owed), which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter on the Effective Date, be released and terminated. Notwithstanding anything herein to the contrary, in no event shall this Section 4.10 require the Company or any of its Subsidiaries to cause the Credit Facility Terminations to be effective unless and until the Effective Time has occurred and the Purchaser has provided or caused to be provided to the Company or its Subsidiaries funds (or the Purchaser and the Company have agreed that the Company or any of the Company’s Subsidiaries shall use funds on their balance sheet at Closing for such purpose;

provided that the Company shall not unreasonably withhold, condition or delay any such agreement) to pay in full the outstanding amounts required pursuant to the terms of the Payoff Letters.

Section 4.11	Public Communications.

(1)	The Parties shall agree on the text of any press releases to be issued to announce (a) the execution of this Agreement, and (b) on the Effective Date, the completion of the Arrangement.

(2)

Except as required by applicable Law, neither Party shall issue any press release or make any other public statement or disclosure with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided that, subject to Article 5, any Party that, upon the advice of outside legal counsel, is required to make disclosure by applicable Law (other than disclosures to Governmental Entities in connection with the Regulatory Approvals, which shall be addressed as contemplated by Section 4.4) shall use its best efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on such disclosure (other than with respect to confidential information contained in such disclosure) and if such prior notice is not permitted by applicable Law, shall give such notice immediately following the making of such disclosure if legally permitted. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their counsel. For the avoidance of doubt, none of the foregoing shall prevent the Company or the Purchaser from making (a) internal announcements to Employees and having discussions with shareholders, financial analysts and other stakeholders, or (b) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by such Person. The Parties acknowledge that the Company will file this Agreement (with such redactions as may be mutually agreed upon between the Company and the Purchaser, acting reasonably), and a material change report relating thereto on SEDAR and EDGAR.

Section 4.12	Notice and Cure Provisions.

(1)

During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts of which it has knowledge which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time that would cause any condition in Section 6.1 [Mutual Conditions Precedent], Section 6.2(1) [Representations and Warranties of the Company], Section 6.2(3) [Material Adverse Effect] and Section 6.3(1) [Representations and Warranties of the Purchaser and the Parent] not to be satisfied; or

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement that would cause any condition in Section 6.1 [Mutual Conditions Precedent], Section 6.2(2) [Performance of Covenants by the Company], Section 6.3(2) [Performance of Covenants by the Purchaser] and Section 6.3(3) [Deposit of Consideration] not to be satisfied.

(2)

Notification provided under this Section 4.12 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

The Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by the Purchaser and the Parent] and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by the Company], unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Parties (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date, provided that, for greater certainty, if any matter is not capable of being cured by the Outside Date the Terminating Party may immediately exercise the applicable termination right in accordance with the terms of Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by the Purchaser and the Parent] or Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by the Company], as applicable, without first providing a Termination Notice.

(4)

If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Meeting to the earlier of (a) five (5) Business Days prior to the Outside Date and (b) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party.

Section 4.13	Insurance and Indemnification.

(1)

Prior to the Effective Time, the Company shall, in consultation with the Purchaser, purchase customary fully pre-paid and non-cancelable “tail” policies of directors’ and officers’ liability fiduciary liability, and employment practices liability insurance from an insurer(s) of nationally recognized standing providing protection no less favourable in the aggregate than the protection provided by such policies maintained by or for the benefit of the Company and its Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims and other matters arising from actual or alleged acts, omissions, facts or events which occurred on or prior to the Effective Time, and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in full force and effect without any reduction in scope of coverage or limits (other than a reduction of limits due to payments by the insurer(s) under the policies) for six (6) years after the Effective Date; provided that the Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policies shall not exceed 350% of the Company’s and its Subsidiaries’ current annual aggregate premium for directors’ and officers’ liability, fiduciary liability, and employment practices liability insurance policies currently maintained by the Company or its Subsidiaries.

(2)

From and after the Effective Time, the Purchaser shall honour, and shall cause the Company and its Subsidiaries to honour, all rights to indemnification, exculpation and advancement existing as of immediately prior to the Effective Time in favour of the then present and former Employees, officers, directors and managers of the Company and its Subsidiaries to the fullest extent permitted by the Constating Documents or applicable Law or under indemnification agreements entered into in the Ordinary Course and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Effective Date.

(3)

If the Company or any of its Subsidiaries or any of their respective successors or assigns (a) consolidates or amalgamates with, or merges or liquidates into, any other Person and is not a continuing or surviving Company or entity of such consolidation, amalgamation, merger, amalgamation or liquidation, or (b) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.13.

Section 4.14	Exchanges Delisting.

Subject to applicable Law, the Company shall use commercially reasonable efforts to cause the Shares to be delisted from the Exchanges on or promptly after the Effective Time. In furtherance of the foregoing, each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to enable (i) delisting of the Shares from the Exchanges (including, if requested by the Purchaser, such items as may be necessary to delist the Shares on or promptly after the Effective Time), (ii) the Company ceasing to be a reporting issuer under applicable Canadian Securities Laws and (iii) the deregistration of the Shares under the Exchange Act, in each case, as promptly as practicable following the Effective Time. If the Company is reasonably likely to be required to file any quarterly or annual reports pursuant to the Exchange Act during the period between the filing date of the Form 25 and the filing date of the Form 15 (or Form 15F, as applicable), in each case to be filed in connection with the transactions contemplated by this Agreement (such time period the “Delisting Period”), the Company will use commercially reasonable efforts to prepare a draft, which is sufficiently developed such that it can be timely filed with a reasonable amount of effort within the time available, of any such reports reasonably likely to be required to be filed during the Delisting Period.

Section 4.15	FIRPTA Affidavit.

The Company shall deliver to Parent a duly executed and completed certification, dated no more than thirty (30) days prior to the Effective Date, providing that Sierra Wireless America Inc. is not, and has not been at any time during the five-year period ending on the Effective Date, a “United States real property holding company” (as defined in Section 897(c)(2) of the Code and Treasury Regulations thereunder), together with a notice in accordance with Treasury Regulation Section 1.897-2(h)(2).

Section 4.16	Guarantee of the Parent.

The Parent hereby unconditionally and irrevocably guarantees, as principal and not as surety, in favour of the Company the due and punctual payment and performance by the Purchaser of each and every obligation of the Purchaser hereunder, including the payment of the Consideration payable to the Shareholders under the Plan of Arrangement. The Parent hereby agrees that the Company shall not have to proceed first against the Purchaser for such performance before exercising its rights under this guarantee against the Parent and the Parent agrees to be jointly and severally liable with the Purchaser for all such guaranteed obligations as if it were the principal obligor of such obligations.

Section 4.17	Post-Closing Employment Matters.

(1)

Employees as of immediately prior to the Effective Time who continue their employment with Purchaser, the Company or any of their respective Subsidiaries immediately following the Effective Time are referred to herein as the “Continuing Employees.” For a period of at least twelve (12) months following the Effective Time, or (if earlier) the termination of the Continuing Employee’s employment with such entities, the Purchaser will or will cause the Company to provide each Continuing Employee with (i) base salary or hourly wages, (ii) target annual cash incentive compensation opportunities (including commissions and target annual bonuses, and excluding any equity incentives or long-term cash incentives), and (iii) employee benefits (excluding retiree health and welfare benefits or defined benefit pension plans or any post-termination or post-employment health benefits) that are substantially comparable, considered in the aggregate, to those that such Continuing Employee was entitled to receive immediately prior to the Effective Time.

(2)

From and after the Effective Time, the Purchaser shall honor and perform, or cause the Company to honor and perform, all of the obligations of the Company and any of its subsidiaries under employment and other agreements with current or former Employees and Employee Plans to the extent such agreements and Employee Plans are specifically identified on Schedule 3.1(34) in accordance with their terms as in effect on the date hereof (with such modifications as may be made before the Effective Time as permitted by the terms hereof).

(3)

Without limiting the generality of Section 4.17(2), no later than thirty (30) days following the Effective Time, the Purchaser will make grants of restricted stock unit awards to employees of the Company or a Subsidiary of the Company set forth on Section 4.17(3) of the Company Disclosure Letter who remain employed by Purchaser, the Company or their respective Subsidiaries through the grant date of such awards (the “Purchaser Equity Awards”). The number of shares subject to each Purchaser Equity Award shall be determined by dividing the dollar value set forth opposite the applicable employee’s name on Section 4.17(3) of the Company Disclosure Letter by the closing price (in regular trading) of Parent’s common stock on the grant date. Each such award shall vest in up to four annual installments following the grant date, subject to the grantee’s continuing to be Actively Employed through the applicable vesting date, and shall be granted pursuant to Parent’s equity incentive plan and standard form of employee restricted stock unit agreement.

(4)

The Purchaser hereby acknowledges and agrees that the persons listed on Section 4.17(4) of the Company Disclosure Letter (the “Covered Persons”) shall be entitled to receive the bonus amount for their fiscal 2022 bonus set out opposite their name on Section 4.17(4) of the Company Disclosure Letter (which amount the Company hereby confirms is not greater than 150% of the applicable Covered Employee’s target bonus for fiscal 2022) (the “Covered Bonus”), provided that (subject to the final sentence of this Section 4.17(4)), a Covered Person’s right to payment of his or her Covered Bonus shall be contingent on the Covered Person’s remaining Actively Employed with the Parent, the Purchaser, Company or their respective Subsidiaries through the date such Covered Bonus is paid. The payment date of each Covered Bonus shall be determined by the Purchaser (or the Company if prior to the Closing) but in no event will be later than March 15, 2023. Notwithstanding the foregoing, the Purchaser covenants and agrees that if a Covered Person’s employment with Parent, the Purchaser, the Company or their Subsidiaries is terminated by the Purchaser or any of its Affiliates after the Closing without cause or by the Covered Person for Good Reason, then the Purchaser shall pay the Covered Bonus (to the extent not previously paid) to such Covered Person on or before the next payroll date following such Covered Person’s last day of employment with Parent, Purchaser, the Company or their Subsidiaries, subject to the Covered Person’s providing a release of claims to Purchaser on Purchaser’s standard form of release. “Good Reason” shall mean “good reason” or any similar concept that exists in an employment or other individual agreement between a Covered Person and the Company or any of its Subsidiaries, if any, and shall not apply with respect to any Covered Person who is not subject to such agreement or whose agreement does not contain a definition of “good reason” or any similar concept.

(5)

The Purchaser further agrees that, from and after the Effective Time, the Purchaser will, or will cause the Company to, use commercially reasonable efforts to grant all Continuing Employees credit for any service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) earned prior to the Effective Time for purposes of the Continuing Employee’s eligibility, vesting and entitlement to benefits (excluding benefit accrual) under any benefit plan that may be established or maintained by the Purchaser, the Company or any of their Affiliates on or after the Effective Time (the “New Plans”) (including, without limitation, the determination of the level or amount of vacation, paid time off, personal and sick days, and severance pay), except that such service will not be credited to the extent such service credit would result in the duplication of benefits. The Purchaser will, or will cause the Company to, honor all accrued but unused vacation, paid time off, personal and sick days of Continuing Employees as of the Effective Time. In addition, the Purchaser will or will cause the Company to use commercially reasonable efforts to (a) waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any New Plans that provide health benefits to the extent waived or satisfied by an employee under a comparable Employee Plan as of the Effective Time, and (b) take into account any covered expenses incurred on or before the Effective Time by any Employee (or covered dependent thereof) during the plan year in which the Effective Time occurs for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Effective Time under any applicable New Plan.

(6)

Notwithstanding anything in this Agreement to the contrary, the Company or its Subsidiaries shall be permitted prior to the Closing to take the actions set forth on Section 4.17(6) of the Company Disclosure Letter.

(7)

Nothing in this Agreement shall require Parent, Purchaser, the Company or any of their respective Subsidiaries to continue to employ any particular Employee of the Company or its Subsidiaries following the Closing, create any third party beneficiary rights in any Employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Employee, or be construed to prohibit Parent, Purchaser, the Company or any of their respective Subsidiaries from amending or terminating any Employee Plan.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1	Non-Solicitation.

(1)

From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, except as expressly provided in this Article 5, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives or affiliates or otherwise, and shall not permit any such Person to:

(a)

solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer (whether public or otherwise) that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)

enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (other than the Purchaser and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)	make a Change in Recommendation;

(d)

accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement or public disclosure of such Acquisition Proposal, or, in the event the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting (or, if the public announcement were made less than three (3) Business Days prior to the Meeting, prior to the second Business Day before the Meeting) will not be considered to be in violation of this Section 5.1(1)(d)), provided that the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation by press release before the end of such period); or

(e)

accept, approve, endorse, recommend, execute or enter into, or publicly propose to accept, approve, endorse, recommend, execute or enter into, any letter of intent, memorandum of understanding, acquisition agreement, agreement in principle or similar agreement with any Person in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3).

(2)

The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that (x) if made after the date of this Agreement would have constituted an Acquisition Proposal; or (y) may reasonably be expected to constitute or lead to, an Acquisition Proposal, and, in connection with such termination shall:

(a)

immediately discontinue access to, and disclosure of, all information regarding the Company and its Subsidiaries to any such Person, including any data room (whether physical or virtual) and any confidential information, properties, facilities and books and records of the Company or any of its Subsidiaries; and

(b)

request from any such Person, and exercise all rights it has to require (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such Person other than the Purchaser, its affiliates and their respective Representatives since April 1, 2022 in respect of any inquiry, proposal or offer that, if made after the date of this Agreement, would have constituted or would have been reasonably expected to constitute or lead to, an Acquisition Proposal, and (ii) the destruction of all material to the extent including or incorporating such confidential information regarding the Company or any of its Subsidiaries, in each case, to the extent that such information has not previously been returned or destroyed (subject to the terms of the applicable confidentiality or similar agreement, including the rights of retention that such Persons may have thereunder).

Section 5.2	Notification of Acquisition Proposals.

(1)

If the Company or any of its Subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, including information, access or disclosure relating to the properties, facilities, books and records of the Company or any of its Subsidiaries, the Company shall:

(a)

promptly notify the Purchaser, and in any event within 24 hours in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including (i) a description of its material terms and conditions, or if such Acquisition Proposal, inquiry, proposal, offer or request is in writing, a copy thereof, and (ii) the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer or request; and

(b)

keep the Purchaser reasonably informed, on a prompt basis, of the status and terms of any such offers or proposals (including any amendments thereto) and the status of any such discussions or negotiations.

Section 5.3	Responding to an Acquisition Proposal.

(1)

Notwithstanding Section 5.1, or any other agreement between the Parties or between the Company and any other Person, including without limitation the Non-Disclosure Agreement, if at any time prior to obtaining the Required Shareholder Approval, the Company receives a bona fide unsolicited written Acquisition Proposal, the Company may (a) contact the Person making such Acquisition Proposal and its Representatives for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, or books and records of the Company or any of its Subsidiaries, if and only if, in the case of clause (b):

(a)

the Board first determines (based upon, amongst other things, the recommendation of the Special Committee) in good faith, after consultation with its financial advisers and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal;

(b)

such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality or similar agreement, restriction or covenant with the Company or any of its Subsidiaries;

(c)	the Company has been, and continues to be, in compliance with its obligations under Article 5 in all material respects;

(d)

the Company enters into an Acceptable Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or promptly be) provided to the Purchaser (by posting such information to the Data Room or otherwise); and

(e)

prior to engaging in or participating in discussions or negotiations with such Person regarding such Acquisition Proposal (excluding, for certainty, negotiations regarding an Acceptable Confidentiality Agreement that do not relate to the terms and conditions of the Acquisition Proposal) or providing any such copies, access or disclosure, the Company promptly provides the Purchaser with a true, complete and final executed copy of the Acceptable Confidentiality Agreement referred to in Section 5.3(1)(d).

Section 5.4	Right to Match.

(1)

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Board may (based upon, amongst other things, the recommendation of the Special Committee), subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Superior Proposal or make a Change in Recommendation in respect of such Superior Proposal, if and only if:

(a)	the Company has been, and continues to be, in compliance with its obligations under Article 5 in all material respects;

(b)

the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive agreement and make a Change in Recommendation with respect to such Superior Proposal (the “Superior Proposal Notice”);

(c)	the Company has provided the Purchaser a copy of the definitive agreement for the Superior Proposal and all other material agreements to be entered into in connection therewith;

(d)

at least four (4) full Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in Section 5.4(1)(c);

(e)

during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f)

after the Matching Period, the Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisers, (i) that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)) and (ii) that the failure by the Board to cause the Company to enter into a definitive agreement and make a Change in Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(g)

prior to or concurrently with entering into such definitive agreement, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) [Superior Proposal] and pays the Termination Fee pursuant to Section 8.2.

(2)

During the Matching Period, or such longer period as the Company may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal and the Board (and Special Committee) shall, in consultation with the Company’s outside legal counsel and financial advisers, review any offer made by the Purchaser under Section 5.4(1)(e) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) if the Acquisition Proposal would no longer constitute a Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines (based upon, inter alia, the recommendation of the Special Committee) that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new full three (3) Business

Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received all of the materials referred to in Section 5.4(1)(c) with respect to each new Superior Proposal from the Company.

(4)

The Board shall promptly reaffirm (subject to Section 5.1(1)(d)) the Board Recommendation by press release after any Acquisition Proposal which is determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel.

(5)

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than ten (10) Business Days before the Meeting, the Company shall be entitled to and shall upon request from the Purchaser postpone the Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Meeting, but in any event to a date that is not less than five (5) Business Days prior to the Outside Date.

(6)	Nothing contained in this Article 5 shall prohibit the Board (or the Special Committee) from:

(a)

responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal, provided that the Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel; or

(b)

calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the CBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law;

provided, however, in each case that, notwithstanding that the Board shall be permitted to take the actions contemplated in Subparagraphs (a) and (b) above the Board shall not be permitted to make a Change in Recommendation except as pursuant to the terms of this Article 5.

(7)

From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement to the extent necessary to permit a confidential proposal being made to the Board (or any committee thereof); provided, that, the Board has determined in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties.

(8)

The Parties hereby acknowledge and agree that the Exclusivity Agreement, dated as of July 11, 2022, by and between the Parent and the Company, shall terminate and be of no further force or effect as of the date of this Agreement.

Section 5.5	Breach by Subsidiaries and Representatives.

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its and their Representatives of the prohibitions set out in this Article 5, and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or its or their Representatives will be deemed to be a breach of this Article 5 by the Company. Furthermore, the Company shall be responsible for any breach of this Article 5 by its Subsidiaries and its and its Subsidiaries’ Representatives.

ARTICLE 6

CONDITIONS

Section 6.1	Mutual Conditions Precedent.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Required Shareholder Approval. The Required Shareholder Approval has been obtained at the Meeting in accordance with the Interim Order.

(2)

Interim and Final Orders. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)	Key Regulatory Approvals. Each of the Key Regulatory Approvals has been made, given or obtained and is in force and has not been rescinded or modified.

(4)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Section 6.2	Additional Conditions Precedent to the Obligations of the Purchaser.

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)

Representations and Warranties of the Company. (a) (i) The representations and warranties of the Company set forth in Paragraphs (1) [Organization and Qualification], (2) [Company Authorization], (3) [Execution and Binding Obligation], (5)(a) [No Conflict], (6) [Capitalization], (8) [Subsidiaries] and (21)) [Brokers] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted hereunder) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date); and (ii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(1)(ii) any materiality, “material” or “Material Adverse Effect” qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of such specified date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, and (b) the Company has delivered a certificate confirming same to the Purchaser and the Parent, executed by two (2) senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and the Parent and dated the Effective Date.

(2)

Performance of Covenants by the Company. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser, executed by two (2) senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and the Parent and dated the Effective Date.

(3)

No Legal Action. No Proceeding shall be pending or threatened in writing by any Specified Governmental Entity of any jurisdiction in which any of Parent, any Subsidiary of Parent, the Company or any Subsidiary of the Company has any material operations or assets that is reasonably likely to prevent or materially impede the consummation of the Arrangement, or if the Arrangement is consummated, have a Material Adverse Effect (provided, however, that for the purposes of this Section 6.2(3), in no event shall any action that would not result in a Burdensome Effect be deemed or considered a Material Adverse Effect). “Specified Governmental Entity” means any Governmental Entity exercising governmental or regulatory authority with respect to anti-trust, competition, foreign investment, or merger control activities.

(4)

Material Adverse Effect. Since the date of this Agreement. there has not occurred a Material Adverse Effect that remains continuing and the Company has delivered a certificate confirming same to the Purchaser and the Parent, executed by two (2) senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and the Parent and dated the Effective Date.

Section 6.3	Additional Conditions Precedent to the Obligations of the Company.

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Representations and Warranties of the Purchaser and the Parent. (a) (i) The representations and warranties of the Purchaser and the Parent set forth in Paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization] and (3) [Execution and Binding Obligation] of Schedule D shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted hereunder) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (ii) all other representations and warranties of the Purchaser and the Parent set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(1)(a)(ii) any materiality or “material” qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of such specified date), except in the case of this clause (ii) where the failure to be so true and correct in all respects has not and would not reasonably be expected to, individually or in the aggregate, materially impede or prevent the completion of the Arrangement, and (b) each of the Purchaser and the Parent has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser or the Parent, as applicable, (in each case, without personal liability), addressed to the Company and dated the Effective Date.

(2)

Performance of Covenants by the Purchaser. The Purchaser has fulfilled or complied in all material respects with each of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case, without personal liability) addressed to the Company and dated the Effective Date.

(3)	Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which,

by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser shall have complied with its obligations under Section 2.9.

Section 6.4	Satisfaction of Conditions.

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be deemed to be released from escrow, without any further act or formality required on the part of any Person, when the Certificate of Arrangement is issued.

ARTICLE 7

TERM AND TERMINATION

Section 7.1	Term.

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 7.2	Termination.

(1)	This Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Company or the Purchaser if:

(i)

No Required Approval by Shareholders. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) [No Required Approval by Shareholders] if the failure to obtain the approval of the Shareholders has been primarily caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)

Illegality. Any Law (including with respect to the Key Regulatory Approvals) is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) [Illegality] if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)

Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) [Occurrence of Outside Date] if the failure of the Effective Time to so occur has been primarily caused by a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement.

(c)	the Company if:

(i)

Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser of the Parent under this Agreement occurs that would cause any condition in Section 6.3(1) [Representations and Warranties of the Purchaser and the Parent] or Section 6.3(2) [Performance of Covenants by the Purchaser] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.12(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Representations and Warranties of the Company] or Section 6.2(2) [Performance of Covenants by the Company] not to be satisfied; or

(ii)

Superior Proposal. Prior to obtaining the Required Shareholder Approval, the Board authorizes the Company, in accordance with and subject to the terms and conditions of this Agreement, to enter into a written agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal, provided that the Company is not in breach of Article 5 and that prior to or concurrent with such termination the Company pays the Termination Fee in accordance with Section 8.2;

(d)	the Purchaser if:

(i)

Breach of Representation or Warranty or Failure to Perform Covenant by the Company. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Representations and Warranties of the Company] or Section 6.2(2) [Performance of Covenants by the Company] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.12(3); provided that each of the Purchaser and the Parent is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Representations and Warranties of the Purchaser and the Parent] or Section 6.3(2) [Performance of Covenants by the Purchaser] not to be satisfied; or

(ii)

Change in Recommendation. Prior to the obtaining of the Required Shareholder Approval, if (A) the Board or any committee of the Board fails to recommend or withdraws, amends, modifies or qualifies or publicly proposes or states an intention to withdraw, amend, modify or qualify, the Board Recommendation, (B) the Board or any committee of the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner), (C) the Board or any committee of the Board fails to publicly recommend or reaffirm by press release the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting

(or, if the public announcement were made less than three (3) Business Days prior to the Meeting, prior to the second Business Day before the Meeting)), (D) the Board or any committee of the Board accepts, approves, endorses, recommends or authorizes the Company to enter into a written agreement (other than an Acceptable Confidentiality Agreement) concerning an Acquisition Proposal (in each of the cases set forth in Clause (A), (B), (C), or (D), a “Change in Recommendation”) or (E) the Company breaches Article 5 in any material respect.

(2)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3	Effect of Termination/Survival.

(1)

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, Representative or consultant of such Party) to any other Party to this Agreement, except that: (a) if the Arrangement is completed, (A) Section 2.10 shall survive and (B) Section 4.13 shall survive for a period of six (6) years following such termination, and (b) in the event of any termination under Section 7.2, this Section 7.3, Section 2.10, Section 4.5(3), Section 4.6(4), Section 4.9(3) and Section 8.2 through to and including Section 8.16 shall survive, and provided that no Party shall be relieved of any liability for any Willful Breach by it of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1	Amendments.

(1)

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order and the Final Order, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracy or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions contained in this Agreement.

(2)

Notwithstanding the foregoing, Section 8.14 and Section 8.19 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 8.19) may not be modified, waived or terminated in a manner that is adverse to any Financing Source without the prior written consent of such Financing Source.

Section 8.2	Termination Fee.

(1)

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Parent the Termination Fee in accordance with Section 8.2(3).

(2)	For the purposes of this Agreement, “Termination Fee” means $45,000,000 and “Termination Fee Event” means the termination of this Agreement:

(a)	by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(b)	by the Purchaser, pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation];

(c)

any Party pursuant to Section 7.2(1)(b)(i) [No Required Approval by Shareholders] if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation]; or

(d)

(A) by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [No Required Approval by Shareholders] or Section 7.2(1)(b)(iii) [Occurrence of Outside Date], or (B) by the Purchaser pursuant to Section 7.2(1)(d)(i) [Breach of Representations or Warranties or Failure to Perform Covenants by the Company] (due to a Willful Breach or fraud) if, in either of the cases set forth in clause (A) or (B) of this paragraph:

(i)

prior to such termination, a bona fide Acquisition Proposal is publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, the Parent or any of their respective affiliates); and

(ii)

within twelve (12) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company and/or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a written agreement (other than an Acceptable Confidentiality Agreement), in respect of, or the Board approves or recommends, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination).

For purposes of this Section 8.2(2)(d), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(3)	The Termination Fee shall be paid by the Company to the Parent as follows, by wire transfer of immediately available funds to an account designated by the Parent, if a Termination Fee Event occurs:

(a)

due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(ii) [Superior Proposal], the Termination Fee shall be paid prior to or simultaneously with the occurrence of such Termination Fee Event;

(b)

due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation], or in the circumstances set out in Section 8.2(2)(c), the Termination Fee shall be paid within five (5) Business Days following such Termination Fee Event; or

(c)

in the circumstances set out in Section 8.2(2)(d) [Acquisition Proposal Tail], the Termination Fee shall be paid prior to or simultaneously with the consummation of the Acquisition Proposal referred to therein.

Section 8.3	Acknowledgement

(1)

Each Party acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and out-of-pocket expenditures, which the Parent and the Purchaser, collectively, will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In addition, if the Company fails to pay in a timely manner the Termination Fee in accordance with the express terms of this Agreement, then (i) the Company shall reimburse Parent for all reasonable, documented out-of-pocket costs and expenses (including disbursements and fees of outside legal counsel) incurred in the collection of the Termination Fee, including in connection with any related claims, actions or proceedings commenced and (ii) the Company shall pay to Parent interest on the Termination Fee from and including the date payment of the Termination Fee was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date the Termination Fee was required to be made.

(2)

Subject to the Parent and the Purchaser’s right to injunctive and other equitable relief or other form of specific performance in accordance with Section 8.8, in the event the Termination Fee is paid to the Parent to the extent such fee is payable, such payment of the Termination Fee shall be the sole and exclusive remedy of the Parent and the Purchaser against the Company and any of its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling persons, managers, members or agents (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated or for a breach or failure to perform any obligations (including in the case of Willful Breach or fraud) required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement, and the Parent and the Purchaser shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Company Related Parties in connection with this Agreement or the transactions contemplated by this Agreement.

Section 8.4	Expenses.

Except as otherwise specifically provided for in this Agreement, all out-of-pocket third party expenses incurred in connection with the Arrangement, this Agreement or the transactions contemplated hereby, including all costs, expenses and fees of the Company incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 8.5	Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email sent to and addressed:

(a)	to the Purchaser or the Parent at:

Semtech Corporation
200 Flynn Road
Camarillo, California 93012
United States

	Attention:	Charles B. Ammann, Executive Vice President, Chief Legal Officer and Chief Environmental, Social and Governance (ESG) Officer
	Email:	REDACTED: Email address

with a copy to (which shall not constitute notice):

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
41st floor
Montreal, Québec H3B 3V2
Canada

	Attention:	John W. Leopold and David Massé
	Email:	REDACTED: Email address

with a copy to (which shall not constitute notice):

O’Melveny & Myers LLP
1999 Avenue of the Stars
8th floor
Los Angeles, CA 90067
United States

	Attention:	Eric Zabinski and Andor Terner
	Email:	REDACTED: Email address

(b)	to the Company at:

Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia V6V 3A4
Canada

	Attention:	Philip Brace, President and Chief Executive Officer
	Email:	REDACTED: Email address

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
595 Burrard Street
Suite 2600
Three Bentall Centre
Vancouver, British Columbia V7X 1L3

Attention:	Trisha Robertson and Troy Lehman
Email:	REDACTED: Email address

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001-8602
United States

Attention:	June S. Dipchand and Richard Grossman
Email:	REDACTED: Email address

Any notice or other communication is deemed to be given and received (a) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (b) if sent by overnight courier, on the next Business Day, or (c) if sent by email, on the date such email was sent if it is a Business Day and such email was sent prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day (provided in the case of email that no “bounceback” or notice of non-delivery is received by the sender within thirty (30) minutes of the time of sending). A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.6	Time of the Essence.

Time is of the essence in this Agreement.

Section 8.7	Further Assurances.

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.8	Specific Performance.

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for proof of damages or for the securing or posting of any bond in connection with the obtaining of any such relief. The rights set forth in this Section 8.8, including rights of specific performance and enforcement, subject to Section 8.3(2), are in addition to any other remedy to which the Parties may be entitled at Law or in equity. None of the Parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at law.

Section 8.9	Third Party Beneficiaries.

(1)

Except as provided in Section 4.6(4), Section 4.9(3), Section 4.13, Section 4.17(3) and Section 8.3(2) and which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.9 as the “Third Party Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding.

(2)

Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 4.6(4), Section 4.9(3), Section 4.13 Section 4.17(3) and Section 8.3(2) of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his, her or their heirs and legal representatives, and, in respect of the Third Party Beneficiaries identified as being entitled to indemnification under Section 4.6(4), Section 4.9(3), and Section 4.13, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

Section 8.10	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.11	Entire Agreement.

This Agreement, together with the Non-Disclosure Agreement and the Company Disclosure Letter, constitutes the entire agreement among the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, among the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.12	Successors and Assigns.

(1)

This Agreement becomes effective only when executed by the Company, the Purchaser and the Parent. After that time, it will be binding upon and enure to the benefit of the Company, the Purchaser, the Parent and their respective successors and permitted assigns.

(2)

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that the Purchaser or the Parent may collaterally assign all or any portion of its rights hereunder to its financing sources and may assign all or any portion of its rights and obligations under this

Agreement to any of its controlled affiliates, including to permit such controlled affiliate to acquire, instead of the Purchaser, all or part of the Shares to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement, provided, however, that no such assignments shall relieve the Purchaser or the Parent, as applicable, of its obligations hereunder.

Section 8.13	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.14	Governing Law.

(1)

Except as set forth in Section 8.19, this Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

(2)

Except as set forth in Section 8.19, each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

Section 8.15	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.16	No Liability.

No director or officer of the Purchaser or the Parent or any of its affiliates shall have any personal liability whatsoever to the Company or its Securityholders under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or the Parent. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser or the Parent under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.17	Privacy Covenant.

(1)

Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties will proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business of the Company and the completion of the transactions contemplated herein.

(2)

Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by Law, obtained the consent of such individual to such use or disclosure.

(3)	In addition to its other obligations hereunder, the Recipient covenants and agrees to:

(a)

prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(b)	prior to the completion of the transactions contemplated herein, protect the Transferred Information by security safeguards appropriate to the sensitivity of the information;

(c)	if the Arrangement does not proceed, return the Transferred Information to the Disclosing Party or destroy it, within a reasonable time;

(d)

after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (i) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual;

(e)	after the completion of the transactions contemplated herein, protect the Transferred Information by security safeguards appropriate to the sensitivity of the information;

(f)	after the completion of the transactions contemplated herein, give effect to any withdrawal of consent to the collection, use, and disclosure of such Transferred Information; and

(g)

where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient.

Section 8.18	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 8.19	Financing Provisions.

Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself and its Subsidiaries (collectively, the “Company Covered Parties”): (a) agrees that any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving any of the Financing Sources of the Purchaser, arising out of or relating to, this Agreement, any Covered Financing or any of the agreements (including the Debt Commitment Letter) entered into in connection with any Covered Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court; (b) agrees that any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter; (c) agrees not to bring or support, or permit any Company Covered Party to bring or support, any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to, this Agreement, any Covered Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York; (d) agrees that service of process upon any Company Covered Party in any such proceeding shall be effective if notice is given in accordance with Section 8.5; (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court; (f) waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against any Financing Source in any way arising out of or relating to, this Agreement, any Covered Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; (g) agrees that none of the Financing Sources will have any liability to the Company or any other Company Covered Party relating to or arising out of this Agreement, any Covered Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (provided that, for the avoidance of doubt, upon and after the Closing to the extent any Company Covered Party becomes party to any definitive document with respect to any Covered Financing, this clause (g) shall not impair the Company’s or such other Company Covered Party’s rights under any such definitive agreement with respect to any Covered Financing) and (h) agrees that the Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of Section 8.14 and this Section 8.19.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

SIERRA WIRELESS, INC.

By:	(Signed) “Phil Brace”
	Name:	Phil Brace
	Title:	President and Chief Executive Officer

By:	(Signed) “Samuel Cochrane”
	Name:	Samuel Cochrane
	Title:	Chief Financial Officer

13548597 CANADA INC.

By:	(Signed) “Emeka Chukwu”
	Name:	Emeka Chukwu
	Title:	President

SEMTECH CORPORATION

By:	(Signed) “Emeka Chukwu”
	Name:	Emeka Chukwu
	Title:	Executive Vice President and Chief Financial Officer

Signature Page to Arrangement Agreement

SCHEDULE A

PLAN OF ARRANGEMENT

See attached.

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of August 2, 2022 among the Parent, the Purchaser and the Company (including the schedules thereto).

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia, New York, New York, or Los Angeles, California.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

“Company” means Sierra Wireless, Inc., a corporation existing under the laws of Canada.

“Company Option Plan” means the Company’s amended and restated 1997 stock option plan, effective as of April 28, 2021.

“Company RSU Plans” means (i) the Company’s 2011 treasury based restricted share unit plan, effective as of May 17, 2011 (ii) the Company’s amended and restated restricted share unit plan, effective as of May 9, 2007, as amended, and (iii) the PRSU Arrangement.

“Consideration” means US$31.00 in cash per Share, without interest.

“Court” means the Supreme Court of British Columbia.

“Depositary” means such Person as the Company may appoint to act as depositary for the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder as of the record date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“DRS Advice” has the meaning specified in Section 4.1(2).

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as specified in writing by the Purchaser to the Company.

“Exchanges” means the Toronto Stock Exchange and the Nasdaq Global Market.

“Exercise Price” means, in respect of an Option (i) that has an exercise price denominated in US$, such US$ denominated exercise price; or (ii) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (d) any Securities Authority or stock exchange, including the Exchanges.

“Incentive Plans” means, collectively, (a) the Company Option Plan, and (b) the Company RSU Plans.

“Incentive Securities” means, collectively, (a) the Options, (b) the RSUs, (c) the PSUs.

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance,

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code, rule, regulation, Order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal” means the letter of transmittal sent to the Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

“Non Specified PSUs” means the performance share units of the Company issued under the Company

RSU Plans that are not Specified PSUs.

“Options” means all outstanding options to purchase Shares issued pursuant to the Company Option Plan.

“Parties” means the Company, the Parent and the Purchaser and

“Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“PRSU Arrangement” means, in aggregate, the grant letters for PRSUs.

“PRSUs” means the phantom restricted share units granted to eligible employees pursuant to the Company’s PRSU Arrangements.

“PSUs” means, collectively, the Non-Specified PSUs and the Specified PSUs.

“Purchaser” means 13548597 Canada Inc., a corporation existing under the laws of Canada and, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.

“RSUs” means, collectively, (a) the restricted share units of the Company issued under the Company RSU Plans, and (b) the PRSUs.

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada and of the states of the United States as well as the SEC and the Exchanges.

“Settled Share Units” has the meaning ascribed thereto in Section 2.3(5).

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“Share Purchase Trust” means the trust established pursuant to the trust agreement dated April 1, 2008 between the Company and Canadian Western Trust Company for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Company’s amended and restated restricted share unit plan, effective May 9, 2007, as amended.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the share capital of the Company.

“Specified PSUs” means the performance share units of the Company issued under the Company RSU Plans (based for greater certainty on the number of units initially granted, prior to the application of the performance payout factor, as indicated in column “Outstanding” of the table set forth under the heading “PSUs under Company’s 2011 treasury based restricted share unit plan, effective as of May 17, 2011” in Section 3.1(6) of the Company Disclosure Letter (such table, the “Specified Table”)) (a) described as “TSR” Performance Type with a Payout of 200% in the Specified Table; (b) described as “EBIT” Performance Type with a Payout of 200% in the Specified Table; or (c) designated as such by both the Company and the Purchaser.

“Trust Shares” has the meaning ascribed thereto in Section 2.3(5).

“US Equivalent” means, in respect of Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is five (5) Business Day immediately preceding the Effective Date.

“Tax Act” means the Income Tax Act (Canada).

Section 1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)

Currency. All references to dollars, $ or to US$ are references to U.S. dollars. All references to Canadian dollars or to CAD are references to Canadian dollars. For greater certainty, the Consideration is expressed in U.S. dollars and is not subject to any currency conversion pursuant to the foregoing.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article” and “Section”, followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement”, “hereof”, “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)	Statutory and Agreement References. Except as otherwise provided in this Agreement, (a) any reference in this Agreement to a statute refers to such statute and all rules and regulations made

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under it as they may have been or may from time to time be amended, re-enacted or replaced; and (b) any reference in this Agreement to an agreement or a contract shall mean such agreement or contract, as the same may be amended, renewed, supplemented, extended and/or restated from time to time.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7)

Date for Any Action. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(8)	Time References. References to time are to local time, Vancouver, British Columbia.

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parent, the Purchaser, the Company, all Shareholders (including Dissenting Holders), all holders of Incentive Securities, the trustee under the Share Purchase Trust and the Share Purchase Trust, the registrar and transfer agent of the Company, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3	Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise starting at the Effective Time:

(1)

each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company Option Plan or any award or similar agreement pursuant to which any Options were granted or awarded, as applicable, be deemed to have vested and, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the Exercise Price, an amount in cash from the Company equal to the Consideration less the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to Section 4.3, and such Option shall immediately be cancelled. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled;

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(2)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any RSUs were granted or awarded, as applicable, be deemed to have vested;

(3)

each Non-Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Non-Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Non-Specified PSUs calculated by multiplying each such Non-Specified PSU by one (1);

(4)

each Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Specified PSUs calculated by multiplying each such Specified PSU by two (2);

(5)

an aggregate number of RSUs and PSUs equal to the number of Shares held in the Share Purchase Trust (the “Settled Share Units”), if any, shall be settled in exchange for one Share (all such Shares delivered in settlement, the “Trust Shares”) for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Company, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding in accordance with Section 4.3) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated in descending order among the holders of RSUs and PSUs, beginning with the holder having the most RSUs and PSUs in the aggregate as of the Effective Time; provided further that no allocation of Shares shall be made pursuant to this Section 2.3(5) with respect to a fractional RSU or PSU that a holder may hold;

(6)

each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (i) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall thereupon be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Company to be held on behalf of the applicable holders and paid to such holders in accordance with Section 4.1(3) (subject to any withholding in accordance with Section 4.3)), (ii) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the amount determined in accordance with this Section 2.3(6), and (iii) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(7)

each whole RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units settled in accordance with Section 2.3(5)) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3, and each such RSU and PSU shall immediately be cancelled;

(8)

each fractional RSU and PSU that remains outstanding (if any) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration multiplied by the applicable fraction of a PSU or DSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable

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withholdings pursuant to Section 4.3, and each such fractional RSU and PSU shall immediately be cancelled;

(9)

(i) each former holder of Incentive Securities shall cease to be a holder of such Incentive Securities, (ii) such holder’s name shall be removed from each applicable register, (iii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iv) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this Section 2.3, at the time and in the manner specified in this Plan;

(10)

each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and:

(a)

such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by the Purchaser in accordance with Section 3.1;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(11)

concurrently with step in Section 2.3(10) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3, and:

(a)

the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

ARTICLE 3

DISSENT RIGHTS

Section 3.1	Dissent Rights

(1)

Registered holders of Shares as of the record date of the Meeting may exercise dissent rights with respect to all of their Shares (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, any other order of the Court and this Section 3.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company no later than 5:00 p.m. (Vancouver Time) two (2)

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Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)

Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser free and clear of all Liens, as provided in Section 2.3(10), and if such holder is ultimately:

(a)

entitled to be paid fair value for such Shares, (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(10)), (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)

not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(11) hereof, less any applicable withholdings.

Section 3.2	Recognition of Dissenting Holders

(1)

In no case shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Meeting and as of the deadline for exercising Dissent Rights and (b) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)

In no case shall the Company, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the completion of the transfer under Section 2.3(10) and the names of such Dissenting Holders shall be removed from the registers of holders of Shares at the same time as the event described in Section 2.3(10) occurs

(3)

Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(11) hereof, less any applicable withholdings.

(4)

In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities), and (b) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution.

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1	Payment of Consideration

(1)

The Purchaser shall on or immediately prior to the Closing provide, or cause to be provided to, the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Shareholders pursuant to this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of any applicable

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withholdings for the benefit of the Shareholders, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders.

(2)

Upon surrender to the Depositary of a direct registration statement (DRS) advice (a “DRS Advice”) or a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(11), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered Shareholders represented by such surrendered DRS Advice or certificate shall, upon the effectiveness of Section 2.3(11), be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

(3)

As soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Options, Trust Shares, RSUs and PSUs, the cash payment, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, is not practicable for any such holder, by cheque (delivered to the address of such holder of Options, Trust Shares, RSUs or PSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Options, RSUs and PSUs) or such other means as the Company may elect. Notwithstanding that amounts under this Plan of Arrangement may be calculated in U.S. dollars or Canadian dollars, the Company is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the date that is five (5) Business Day immediately preceding the Effective Date.

(4)

Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5)

Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Incentive Securities in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(6)

No holder of Shares (including Trust Shares) or Incentive Securities shall be entitled (following the completion of the Plan of Arrangement) to receive any consideration with respect to such Shares (including Trust Shares) or Incentive Securities other than the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other

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payment in connection therewith, other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.3.

Section 4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares maintained by or on behalf of the Company, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3	Withholding Rights

Each of the Purchaser, the Company or any of its Subsidiaries, the trustee under the Share Purchase Trust, the Share Purchase Trust and the Depositary shall be entitled to deduct and withhold from any amount payable or property deliverable to any Person under this Plan of Arrangement, such amounts as the Purchaser, the Company or any of its Subsidiaries, the trustee under the Share Purchase Trust, the Share Purchase Trust or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

Section 4.4	Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent (US$0.01). All calculations and determinations made in good faith by the Purchaser, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5	Interest

Under no circumstances shall interest accrue or be paid by the Purchaser, the Company or any of its Subsidiaries, the Depositary or any other Person to Shareholders, holders of Incentive Securities or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement in respect of Shares (including Trust Shares), or holders of Incentive Securities, regardless of any delay in making any payment contemplated hereunder.

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Section 4.6	No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares (including Trust Shares) and Incentive Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares (including Trust Shares) and Incentive Securities, the Company, the Purchaser, the trustee under the Share Purchase Trust, the Share Purchase Trust, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares (including Trust Shares) or Incentive Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1	Amendments

(1)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Company and the Purchaser, each acting reasonably, and (c) be filed with the Court and, if made following the Meeting, approved by the Court.

(2)

Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to or at the Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Shareholders.

(4)

Notwithstanding anything to the contrary contained herein, the Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders.

Section 5.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

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ARTICLE 6

FURTHER ASSURANCES

Section 6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

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SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1)

The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of Sierra Wireless, Inc. (the “Company”), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”) among the Company, Semtech Corporation and 13548597 Canada Inc. dated August 2, 2022, all as more particularly described and set forth in the management information circular of the Company dated ●, 2022 (the “Circular”) accompanying this notice of meeting and as it may from time to time be amended, modified or supplemented in accordance with the Arrangement Agreement, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

(2)

The plan of arrangement (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out as Appendix ● to the Circular, is hereby authorized, approved and adopted.

(3)

The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

(4)

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Company are hereby authorized and empowered, at their discretion but subject to the terms of this Agreement, without notice to or approval of the shareholders of the Company, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, and (ii) not to proceed with the Arrangement and any related transactions.

(5)

Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver, or cause to be executed and delivered, for filing with the Director under the CBCA, the articles of arrangement and all such other documents and instruments as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement or any such other document or instrument.

(6)

Any director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

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SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization and Qualification.

The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing, and in good standing under the laws of the jurisdiction of its governing jurisdiction. The Company, and each of its Subsidiaries, has all requisite power and authority, and is duly qualified, licensed or registered and holds all Authorizations required to carry on its business as now conducted and to own, lease and operate its assets and business except as to the extent that any failure of the Company or any of its Subsidiaries to be so qualified, licensed or registered or to hold such Material Authorizations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(2)	Corporate Authorization.

The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the consummation of the Arrangement and the other transactions contemplated hereby, other than the Required Shareholder Approval, the Interim Order and the Final Order.

(3)	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization.

The execution and delivery of this Agreement by the Company, and the performance of its and its Subsidiaries obligations hereunder and the consummation by the Company and its Subsidiaries of the Arrangement and the other transactions contemplated hereby, do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Company or any of its Subsidiaries other than (a) the Regulatory Approvals, (b) the Interim Order and the Final Order, (c) filings with the Director under the CBCA, (d) the filing of the Articles of Arrangement, and (e) filings with the Securities Authorities and the Exchanges.

(5)	No Conflict/ Non-Contravention.

The execution and delivery of this Agreement by the Company, and performance of its and its Subsidiaries’ obligations hereunder and the consummation by the Company and its Subsidiaries of the Arrangement and the other transactions contemplated hereby do not and will not (or would not, with the giving of notice, the lapse of time or the happening of any other event or condition (or combination thereof)):

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company or any of its Subsidiaries;

(b)	assuming compliance with the matters referred to in Paragraph (4) above, conflict with or result in a violation or breach of Law applicable to the Company or its Subsidiaries;

(c)

except as set out in Section 3.1(5)(c) of the Company Disclosure Letter, allow any Person to exercise any rights, require any consent or notice to or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract, Material Company Lease or any Material Authorization of the Company or any of its Subsidiaries; or

(d)	result in the creation or imposition of any Lien (other than Permitted Liens or as contemplated by this Agreement in connection with a Covered Financing) upon any of the Company Assets;

except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(6)	Capitalization.

(a)

The authorized capital of the Company consists of (i) an unlimited number of Shares, of which 38,955,895 Shares were issued and outstanding as of the date of this Agreement and (ii) an unlimited number of preferred shares, issuable in series, of which none were issued and outstanding as of the date of this Agreement.

(b)

As of the date hereof, there are 275,452 Options, 1,322,671 RSUs, 955,053 PSUs and 83,006 PRSUs issued and outstanding. Section 3.1(6)(b) of the Company Disclosure Letter contains a complete and accurate list of all Incentive Securities issued and outstanding as of the date hereof, including, with respect to each such Incentive Security, a unique identifier for the holder, the date of grant, the Incentive Plan pursuant to which such award was granted, the number of Shares covered by such Incentive Securities and, in the case of Options, the per-share exercise price of the Option. There are no accrued or unpaid dividends or dividend equivalent rights with respect to any Incentive Securities that are not reflected in Section 3.1(6)(b) of the Company Disclosure Letter.

(c)

As of the date hereof, there are 1,026 Shares held in trust in the Share Purchase Trust for purposes of settlement of RSUs and PSUs under the Company’s amended and restated restricted share unit plan, effective May 9, 2007, as amended.

(d)

All of the issued and outstanding Shares have been validly issued as fully paid and non-assessable, and all Shares issuable upon the exercise of Options or the settlement of RSUs and PSUs have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable.

(e)

All outstanding Shares and Incentive Securities have been duly authorized by the Board (or a duly authorized committee thereof) and have been issued or granted in compliance with all applicable Laws (including Securities Laws).

(f)

Except as disclosed in Section 3.1(6)(b) or Section 3.1(6)(f) of the Company Disclosure Letter, and except for the Incentive Securities, there are no options, convertible securities or other rights, Contracts, plans (including any shareholder rights plan or poison pill), arrangements or commitments of any character whatsoever (pre-emptive, contingent or otherwise) requiring, or which may require, whether or not subject to conditions, the issuance or sale by the Company or any of its Subsidiaries of any securities of the Company or any of its Subsidiaries, including Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(g)

There are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company’s or any Subsidiary’s securities, or register or qualify securities for public distribution or listing in Canada, the United States or elsewhere. Other than the Shares, there are no securities or other instruments or obligations of the Company or of any of its Subsidiaries that carry (or which is convertible into, or exchangeable for, securities having) the right to vote generally with the Shareholders on any matter.

(h)

Since January 1, 2020, there has been no dividend or distribution of any kind declared, paid or made by the Company on the Shares, and, the Company has not, directly or indirectly, redeemed, purchased or otherwise acquired Shares.

(7)	Shareholders’ and Similar Agreements.

Except as disclosed in Section 3.1(7) of the Company Disclosure Letter or contemplated by this Agreement, none of the Company or any of its Subsidiaries is a party or subject to, or affected by, any shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or understanding relating to the ownership or voting of any securities of the Company or any of its Subsidiaries. To the knowledge of the Company, as of the date hereof, other than the D&O Support and Voting Agreements, there are no irrevocable proxies or voting Contracts with respect to any securities issued by the Company or any of its Subsidiaries.

(8)	Subsidiaries.

(a)

A true and complete list of all Subsidiaries as of the date hereof of the Company is set out in Section 3.1(8)(a) of the Company Disclosure Letter, including: (i) its name, (ii) the percentage owned directly or indirectly by the Company, (iii) to the knowledge of the Company, the name and percentage owned by any registered holders of shares or other equity interests other than the Company or its Subsidiaries, and (iv) its governing jurisdiction.

(b)

Other than the Subsidiaries set out in Section 3.1(8)(b) of the Company Disclosure Letter, the Company has no direct or indirect Subsidiaries nor does it own any direct or indirect equity interest of any kind in any Person.

(c)

The Company directly or indirectly owns all of the issued and outstanding shares and other interests (including partnership interests, however divided) of each of its Subsidiaries, free and clear of any Liens (other than Permitted Liens), and all of the issued and outstanding shares or interests directly or indirectly owned by the Company have been duly authorized and validly issued and are fully paid and non-assessable shares or interests, and no such shares or interests have been issued in violation of any pre-emptive or similar rights.

(d)

There are no Contracts that require the issuance, transfer, sale or delivery of any shares or other interests of any Subsidiary of the Company or any securities convertible into or exchangeable for, any shares or other interests of any Subsidiary of the Company.

(9)	Securities Law Matters.

(a)

The Company is a “reporting issuer” (or the equivalent) under Securities Laws in each of the provinces of Canada. The Shares are registered under Section 12 of the Exchange Act. The Shares are listed and posted for trading on the Exchanges. The Company does not have any securities listed or posted for trading on any securities exchange other than the Exchanges. The Company is not in default of any material requirements of any Securities Laws. The Company is not subject to any continuous or periodic or other disclosure requirements under the securities laws of any jurisdiction other than the provinces of Canada and the United States.

(b)

The Company has not taken any action to cease to be a “reporting issuer” (or the equivalent) in any province of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No Proceeding or Order for the delisting, suspension of trading or cease trade or other Order or restriction with respect to any securities of the Company is in effect or has been threatened or, to the knowledge of the Company, is pending or is expected to be implemented or undertaken (other than as contemplated by Section 4.14).

(c)

The Company has timely filed or furnished with the Securities Authorities and the Exchanges all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Company with the Securities Authorities and the Exchanges since January 1, 2020. The documents comprising the Company Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation. The Company has not filed any confidential material change report or other confidential filing with any Securities Authority which at the date of this Agreement remains confidential. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings, and, to the knowledge of the Company, none of the Company Filings are subject to ongoing SEC review or investigation. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any ongoing Proceeding by any Securities Authority or the Exchanges and, to the knowledge of the Company, no such Proceeding is threatened. As of the date of this Agreement, no amendments or modifications to the Company Filings are required to be filed with, or furnished to, the SEC. No Subsidiary of the Company is required to file or furnish any form, report or other document with the SEC.

(d)	The Company is not and has not, and is not required to be and has not been required to be, registered as an “investment company” pursuant to the United States Investment Company Act of 1940.

(e)

The Company is in compliance in all material respects with all applicable effective provisions of the United States Sarbanes-Oxley Act and the rules and regulations promulgated in connection therewith and the applicable listing and governance rules and regulations of the Nasdaq Global Market.

(f)

The Company is a “foreign private issuer” (as such term is defined in Rule 3b-4(c) under the Exchange Act) and is exempt from Sections 14(a), 14(b), 14(c) and 14(f) under the Exchange Act pursuant to Rule 3a12-3(b) of the Exchange Act. The Company has no reason to believe it will not qualify as a “foreign private issuer” at any time prior to the Effective Date.

(10)	Financial Statements.

(a)

The audited consolidated financial statements and the unaudited consolidated interim financial statements of the Company (including, in each case, the notes or schedules to and the auditor’s report on such financial statements) included in the Company Filings (i) were prepared in accordance with U.S. GAAP, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto) and Law, (ii) complied or shall comply, as applicable, as to form in all material respects with applicable accounting requirements in Canada, and (iii) fairly present in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the Company and its Subsidiaries as of their respective dates and for the periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements) and there have been no changes in accounting methods, policies, or practices of the Company or any of its Subsidiaries since January 1, 2020, except as disclosed in the Company Filings.

(b)

The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in Paragraph (10)(a). Except as disclosed in the Company Filings, neither the Company nor any Subsidiary is a party to or bound by, or has any commitment to become party to, any joint-venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any Subsidiary, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the United States Securities Act of 1933), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Subsidiary in the Company Filings (including any audited financial statements and unaudited consolidated interim financial statements of the Company included therein).

(c)	The financial books and records of the Company have been maintained, in all material respects, in accordance with U.S. GAAP.

(11)	Disclosure Controls and Internal Control over Financial Reporting.

(a)

The Company has established and maintains disclosure controls and procedures (as such term is defined in NI 52-109) which are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods required by applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted under applicable Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. The Company, to the extent required by Law, has presented in the applicable Company Filings its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation.

(b)	The Company has established and maintains a system of internal control over financial reporting (as such term is defined in NI 52-109) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

(c)

To the knowledge of the Company, there is no “material weakness” (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of the Company’s internal control over financial reporting or fraud, whether or not material, that involves management or other Employees who have a significant role in the internal control over financial reporting of the Company. To the knowledge of the Company, neither of the Company, any of its Subsidiaries, nor any of its or their respective directors or officers has received or otherwise obtained knowledge of any Proceeding regarding accounting, internal accounting controls or auditing matters, including any Proceeding alleging that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its Employees, auditors or accountants regarding questionable accounting or auditing matters.

(12)	Minute Books.

The corporate minute books of the Company and its Subsidiaries are maintained in accordance with applicable Laws, and are complete and accurate, in all material respects. True and correct copies of the minutes of meetings of the Board and its standing committees (and written resolutions in lieu thereof) for meetings held between January 1, 2021 and August 1, 2022 have been made available in the Data Room, other than minutes of meetings relating to the evaluation of the transactions contemplated by this Agreement and the negotiation of this Agreement.

(13)	Auditors.

Ernst & Young LLP is and was, during the periods covered by its reports included in the Company Filings, independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and the United States and in accordance with applicable Securities Laws; there has not been any reportable event (within the meaning of NI 51-102) with such auditors with respect to audits of the Company and its Subsidiaries.

(14)	No Undisclosed Liabilities.

There are no material liabilities, commitments, Indebtedness or other obligations of any nature, whether accrued, contingent, absolute, determined, determinable, or otherwise, whether matured or unmatured, of the Company or of any of its Subsidiaries of a type required to be reflected or reserved for on a consolidated balance sheet of the Company prepared in accordance with U.S. GAAP, other than liabilities or obligations: (a) reflected or reserved for on the consolidated balance sheet of the Company as at March 31, 2022, (b) incurred in the Ordinary Course since March 31, 2022 (none of which results from, arises out of, or was caused by any breach of Contract, or violation of Law, in each case, by the Company or any of its Subsidiaries), or (c) reasonably incurred after March 31, 2022 in connection with this Agreement or the transactions contemplated hereby.

(15)	Transactions with Directors, Officers, Employees, etc.

Neither the Company nor any of its Subsidiaries is indebted to any of its directors, officers or Employees or any of their respective associates or affiliates (except for amounts due in the Ordinary Course as salaries, bonuses and director’s fees or the reimbursement of Ordinary Course expenses). Other than in the Ordinary Course, there are no Contracts with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, director, officer or Employee of the Company or any of its Subsidiaries, or any of their respective affiliates or associates.

(16)	No “Collateral Benefit”.

To the knowledge of the Company, no related party of the Company (within the meaning of Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(17)	Absence of Certain Changes or Events.

Since January 1, 2022, except as disclosed in the Company Filings filed prior to the date hereof or set forth in Section 3.1(17) of the Company Disclosure Letter and other than the transactions contemplated in this Agreement, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course and there has not occurred any event that would reasonably be expected to have a Material Adverse Effect.

(18)	Compliance with Laws.

Except as set forth in Section 3.1(18) of the Company Disclosure Letter or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries are, and at all times since January 1, 2020 have been, in compliance with applicable Laws. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2020, neither the Company nor any of its Subsidiaries or any of their respective directors or officers is under any investigation with respect to, has been convicted, charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law.

(19)	Authorizations and Licenses.

Except as set forth in Section 3.1(19) of the Company Disclosure Letter, the Company and each of its Subsidiaries, as applicable, lawfully own, possess and have obtained, and, to the extent applicable, have timely filed applications to renew in the Ordinary Course, and have complied in all material respects with, all Material Authorizations that are required by Law in connection with (i) the operation of their businesses as currently conducted or (ii) the ownership, operation or use of their properties and assets. Each such Material Authorization is valid and in full force and effect in accordance with its terms. To the knowledge of the Company, no event has occurred which, with the giving of notice, lapse of time or both, would reasonably be expected to constitute a default under, or in respect of, any such Material Authorization. No Proceeding is pending, or to the knowledge of the Company, threatened, in respect of or regarding any such Material Authorization, and none of the Company or any of its Subsidiaries or any of their respective directors and officers has received notice, whether written or oral, of revocation, suspension, non-renewal or material amendments of any such Material Authorization, or of the intention of any Person to revoke, suspend, refuse to renew or materially amend any such Material Authorization, or of any violation or potential violation of any such Material Authorization.

(20)	Opinions of Financial Adviser.

The Board has received the Fairness Opinions. A true and complete copy of the engagement letter between the Company and each of Qatalyst Partners LP and BMO Capital Markets has been provided to counsel to the Purchaser and the Company has made true and complete disclosure to the Purchaser of all fees, commissions or other payments that may be incurred pursuant to such engagement or that may otherwise be payable to Qatalyst Partners LP and BMO Capital Markets.

(21)	Brokers.

Except for the engagement letters between the Company and each of Qatalyst Partners LP and BMO Capital Markets and the fees payable under or in connection with such engagements, no investment banker, broker, finder, financial adviser or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement. The aggregate fees payable by the Company to Qatalyst Partners LP and BMO Capital Markets in relation to the transactions contemplated by this Agreement have been disclosed in Section 3.1(21) of the Company Disclosure Letter.

(22)	Board and Special Committee Approval.

(a)

The Special Committee, after consultation with and receiving advice from its financial adviser and outside legal counsel, has unanimously recommended that the Board approve the Arrangement and that the Shareholders vote in favour of the Arrangement Resolution.

(b)

The Board, acting on the unanimous recommendation in favour of the Arrangement by the Special Committee, after receiving advice from its financial adviser and outside legal counsel in evaluating the Arrangement, has unanimously: (i) determined that the Consideration to be received by the Shareholders pursuant to the Arrangement and this Agreement is fair to Shareholders and that the Arrangement is in the best interests of the Company, (ii) resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution, and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions, or authorizations.

(23)	Material Contracts.

(a)

Section 3.1(23)(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and true, correct and complete copies thereof, including all material amendments, assignments and supplements thereto, have been provided in the Data Room;

(b)

Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or one or more of its Subsidiaries, as applicable, and to the knowledge of the Company, each other party thereto, in accordance with its terms, subject to any limitation on enforcement under Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)

Since June 1, 2020, none of the Company nor any of its Subsidiaries is in material breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such material breach or default, nor has the Company or any of its Subsidiaries received any written notice alleging that it is in material breach or default of any Material Contract.

(d)

Since June 1, 2020, none of the Company or any of its Subsidiaries has given any notice of any material breach or default by any counterparty under any Material Contract. To the knowledge of the Company, no counterparty is in material breach or default of any Material Contract, and there does not exist any condition which with the passage of time or the giving of notice or both would result in such a material breach or default.

(e)

Since June 1, 2020, none of the Company or any of its Subsidiaries has received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such action is pending or has been threatened in writing, except as would not, individually or in the aggregate, be expected to be material to the Company and its Subsidiaries, taken as a whole. As of the date hereof, neither the Company nor any of its Subsidiaries has given or intends to give any such notice.

(24)	Restrictions on Conduct of Business.

None of the Company or any of its Subsidiaries is a party to, or bound by, any non-competition agreement or any other Contract or any Order or Authorization of any Governmental Entity that purports to: (a) limit the manner or location in which the Company or any of its Subsidiaries may conduct any line of business, (b) limit any business practice of the Company or any of its Subsidiaries, or (c) restrict any acquisition or disposition of assets or property by the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, be reasonably expected to be material to the Company and its Subsidiaries, taken as a whole.

(25)	Real Property.

(a)

Section 3.1(25)(a) of the Company Disclosure Letter sets out a complete and accurate list of all material real property owned in fee simple by the Company and/or its Subsidiaries (each such property disclosed, or required to be disclosed, in Section 3.1(25)(a) of the Company Disclosure Letter, a “Company Owned Property”), in each case by reference to their municipal addresses.

(b)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries has valid fee title to the Company Owned Properties free and clear of all Liens except for Permitted Liens. There are no options, rights of first offer, or rights of first refusal to purchase or lease the Company Owned Properties, or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries is the owner of, or is bound by or subject to any agreement or option to own, any real property other than the Company Owned Properties. Neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy a material portion the Company Owned Properties. Neither the Company nor any of its Subsidiaries has received written notice of any condemnation, expropriation or other proceeding in eminent domain affecting any material portion of the Company Owned Properties.

(c)

Section 3.1(25)(c) of the Company Disclosure Letter sets forth a complete and accurate list of all material Company Leased Properties, in each case by reference to their municipal addresses. Except that would not, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one or more of its Subsidiaries has a valid leasehold title to the Company Leased Properties free and clear of all Liens except for Permitted Liens and Liens created by the fee owner or ground lesser of the underlying real property.

(d)

The Data Room contains complete and accurate copies of all material Company Leases, including all material amendments, modifications, supplements, guarantees, registrations and non-disturbance agreements in connection therewith.

(e)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Company, each Company Lease in respect thereof is in full force and effect, and neither the Company nor any of its Subsidiaries has received or delivered any written notice of any breach of, or default under, any such Company Lease.

(f)

The Company Owned Properties and the Company Leased Properties constitute all of the material real property necessary to operate the business of the Company and its Subsidiaries in the Ordinary Course.

(26)	Personal Property.

(a)

Except as would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole, the Company or one or more of its Subsidiaries has valid title to, or a valid and leasehold interest in or other right to use, all the material personal property and assets (other than Intellectual Property) used in the operation of their respective businesses, in each case free and clear of all Liens (other than Permitted Liens).

(27)	Intellectual Property.

(a)

Section 3.1(27)(a) of the Company Disclosure Letter contains, as of the date hereof, a complete and accurate, in all material respects, list of: (i) all patents, trademarks, copyrights and industrial designs that are Owned Registered Intellectual Property (including, as applicable, the name of the registered owner, the jurisdiction of filing, the filing date, date of issuance, application number, and registration number) and (ii) all Contracts to which the Company or any of its Subsidiaries is a party pursuant to which the Company or any of its Subsidiaries is granted or obtains a right to use material Licensed Intellectual Property (collectively “IP Licenses”), excluding (1) any Contract providing for a non-exclusive license of “off-the-shelf” Software, or Software licensed pursuant to a “click-through” or a standard form agreement or that is pre installed as a standard part of hardware, in each case that is generally commercially available for free or a license fee not to exceed $750,000 per annum, (2) non-exclusive licenses or rights to use Intellectual Property or Company Data of customers (including end users of Company Platforms) granted by customers to the Company or one of its Subsidiaries in order to receive Company Products or services, and (3) non-exclusive licenses or rights to use Intellectual Property with no ongoing royalty or other payment obligations entered into to settle or otherwise resolve claims made by third parties. Except as set out in Section 3.1(27)(a) of the Company Disclosure Letter, the Company or one of its Subsidiaries is the sole owner and possesses all right, title and interest in and to the material Owned Intellectual Property free and clear of all Liens (other than Permitted Liens). Except as set forth in Section 3.1(27)(a) of the Company Disclosure Letter, the Company and Subsidiaries have a right to use the material Licensed Intellectual Property as used in the conduct of its business as currently conducted. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the transaction contemplated by this Agreement will not violate or breach the terms of any IP License or entitle any other party to any such IP License to terminate or materially modify it, or otherwise materially adversely affect the Company’s and/or Subsidiaries’ rights under it, and (ii) immediately following Closing, the Company and Subsidiaries will be entitled to continue to use, practice and exercise rights in all of the Company Intellectual Property to substantially the same extent and in substantially the same manner as used, practiced and exercised by the Company and Subsidiaries in the conduct of its business immediately prior to Closing without any financial obligation to any Person resulting directly from the consummation of the transactions contemplated by this Agreement, except for the financial obligations included in any Contract for Licensed Intellectual Property. Except as set forth in

Section 3.1(27)(a) of the Company Disclosure Letter or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company Intellectual Property constitutes all material Intellectual Property used in and necessary for the operation of the business of the Company and its Subsidiaries as currently conducted. Complete and accurate copies of all the IP Licences have been made available to the Purchaser.

(b)

Except as set out in Section 3.1(27)(a) of the Company Disclosure Letter, each item of material Owned Registered Intellectual Property disclosed in Section 3.1(27)(a) of the Company Disclosure Letter (i) is registered and/or recorded in the name of the Company or a Subsidiary of the Company, (ii) is subsisting, in full force and effect, and, to the Company’s knowledge, is validly existing and (excluding applications) enforceable, and is not subject to cancellation for failure to use or unauthorized use by third parties, (iii) was diligently prosecuted and validly registered or issued or, in the case of an application, was applied for, in compliance with applicable Law, and (iv) is not as of the date hereof involved in any opposition, cancellation, interference, inter partes review, reissue, re-examination or other similar Proceeding (other than in the ordinary course of prosecution thereof). Nothing has been done or omitted to have been done by the Company or its Subsidiaries as a result of which any Owned Intellectual Property has ceased or will cease to be valid, subsisting, in full force and effect, or (excluding applications) enforceable in the Ordinary Course.

(c)

There are no written claims (other than in the ordinary course of prosecution thereof) against Company or its Subsidiaries of, and to the Company’s knowledge, there is no valid basis for any claims of, adverse ownership, invalidity, unenforceability, or absence of a right to register or apply for or other opposition to or conflict with any of the material Owned Intellectual Property.

(d)

To the knowledge of the Company, no third party (i) is infringing any Owned Intellectual Property, or (ii) is committing any misappropriation, passing off or actionable illegal acts in connection with the Owned Intellectual Property, in each case, except as set out in Section 3.1(27)(d) of the Company Disclosure Letter or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(e)

Except as set out in Section 3.1(27)(e) of the Company Disclosure Letter, the operation of the business of the Company and Subsidiaries, including the manufacture, offering and provision of Company Products and services (including Company Software), and including the using, exploiting and practicing of the Company Intellectual Property in the conduct of the business of the Company and its Subsidiaries, is not infringing, misappropriating or otherwise violating any third-party Intellectual Property and has not, since January 1, 2020, infringed, misappropriated or otherwise violated any third-party Intellectual Property, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as set out in Section 3.1(27)(e) of the Company Disclosure Letter, since January 1, 2020, the Company and its Subsidiaries have not received any formal charge, complaint, claim, demand or notice (other than those that have been resolved) (i) alleging that the Company or any of its Subsidiaries is obligated or has a duty to defend, indemnify, or hold harmless any other Person with respect to, or has assumed any liabilities or is otherwise responsible for, any infringement, misappropriation, or violation of any third-party Intellectual Property claimed in any pending Proceeding, or (ii) alleging any infringement, misappropriation or violation of third-party Intellectual Property with respect to the operation of the business of the Company and Subsidiaries, Company Products, services and/or Company Intellectual Property (including any claim that the Company or a Subsidiary must license, pay any royalty or fee or refrain from using any Intellectual Property of a third party), except as disclosed in Section 3.1(27)(e) of the Company Disclosure Letter or as would not reasonably be expected to be material to the

Company and its Subsidiaries, taken as a whole. There are no, and since January 1, 2020 there have been no material Proceedings against the Company or any of its Subsidiaries (other than those that have bee resoled) alleging any such infringement, misappropriation, or violation, by the Company or any of its Subsidiaries, except as disclosed in Section 3.1(27)(e) of the Company Disclosure Letter.

(f)

Except pursuant to any Contracts set forth or as other indicated in Section 3.1(27)(f) of the Company Disclosure Letter and pursuant to the Material Contracts set forth in Section 3.1(23)(a) of the Company Disclosure Letter, as of the date hereof, (i) no other Person has been granted by the Company or any of its Subsidiaries the right to use (or has received from the Company or any of its Subsidiaries any covenant not to be sued with respect to the use of) any material Owned Intellectual Property, except pursuant to non-exclusive license agreements granted in the Ordinary Course, (ii) neither the Company nor any of its Subsidiaries has granted any license or rights to any other Person with respect to the Company Intellectual Property licensed to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole, other than non-exclusive licences granted in the Ordinary Course, and (iii) neither the Company nor any of its Subsidiaries is a party to or bound by any Contract or other obligation that limits or impairs, in any material respect, its ability to use, sell, transfer, assign or convey any of the Owned Intellectual Property. Copies of all material agreements (in paper or electronic form) to which Company or any of its Subsidiaries is a party and pursuant to which any rights in any Company Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole, have been granted, licensed or sublicensed by the Company or any of its Subsidiaries to any third party (excluding non-exclusive license agreements granted in the Ordinary Course) have been provided to the Purchaser.

(g)

Each of the Company and its Subsidiaries diligently protects (including measures to protect secrecy and confidentiality, where applicable and appropriate) the Owned Intellectual Property material to the business of the Company and its Subsidiaries, taken as a whole, and its rights, titles, interests and benefits therein. Except as set out in Section 3.1(27)(g) of the Company Disclosure Letter, all Employees and Representatives of the Company or its Subsidiaries that have had access to confidential or proprietary information relating to the business of the Company and its Subsidiaries, including confidential aspects of the Owned Intellectual Property, have entered into written confidentiality and non-disclosure agreements that include legal obligations of confidentiality to the Company or its Subsidiaries with respect to such information (or are otherwise similarly obligated under applicable Law or ethical obligations). Since January 1, 2020, there has been no unauthorized disclosure of or unauthorized access, use or modification of any Owned Intellectual Property made in a manner that would prevent the Company or its Subsidiaries or a successor in interest from obtaining a right in respect of any such Intellectual Property that it would otherwise be entitled to obtain, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(h)

Each current and former Employee and independent contractor of the Company and its Subsidiaries who has participated in creating, authoring, developing, inventing, adapting, modifying and/or improving any material Owned Intellectual Property has irrevocably and validly assigned in writing (or by operation of Law or otherwise) to the Company or its Subsidiaries all rights, title and interest in and to the applicable Intellectual Property, except as set out in Section 3.1(27)(g) of the Company Disclosure Letter. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no current or former officer, Employee or independent contractor of the Company or any of its Subsidiaries owns (or, to Company’s knowledge, claims an ownership interest in) any of the Owned Intellectual Property of the Company any of its Subsidiaries, nor has any right to a royalty or other consideration as a result of its marketing, licensing or assignment in the conduct of the business of the Company and its Subsidiaries as currently conducted.

(i)

No Governmental Entity has funded or contributed to the development of material Owned Intellectual Property so as to grant such Governmental Entity a licence to or a right of ownership or a property interest in such Owned Intellectual Property or a right to control, limit, restrict or require any payment in connection with the exercise and full enjoyment of such Owned Intellectual Property by the Company or any of its Subsidiaries in the conduct of its business as currently conducted or that restricts, limits or imposes conditions upon the assignment of such Owned Intellectual Property. Neither the Company nor any of its Subsidiaries is, or has never been, a member or promoter of, or a contributor to, any industry standards body or similar organization that has the right to compel the Company or any of its Subsidiaries to grant or offer to any third Person any license or right to any Owned Intellectual Property, and no patents or patent applications in the Owned Intellectual Property have been identified as essential to any standard or made subject to any standard-related licensing requirement, except for the industry standards bodies identified and corresponding patents disclosed in the Data Room.

(j)

Neither this Agreement nor the transactions contemplated hereby will result in, or give any other Person the right or option to cause, pursuant to any contract or agreement to which the Company or any of its Subsidiaries is a party: (i) any Person being granted rights or access to, or the placement in or release from escrow, of any source code for any Material Company Software, or (ii) the Company or any its Subsidiaries, or, to the knowledge of the Company, the Purchaser, Parent or any of its Affiliates granting or assigning to any Person any right in or license to any material Intellectual Property owned by such Person.

(k)

Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no material Owned Intellectual Property are subject to any order, decree, or judgment of a Governmental Entity restricting the use, transfer, or licensing thereof by the Company or any of its Subsidiaries in any material respect.

(28)	Business Systems.

(a)

Except as set forth in Section 3.1(28)(a), the Business Systems, whether owned, leased or otherwise used or held for use by the Company or its Subsidiaries that are material to the performance of or provision of any material services to the customers of the Company and its Subsidiaries (end users of Company Platforms) (a) are sufficient to conduct the business of the Company and its Subsidiaries in the Ordinary Course, (b) operate and perform in all material respects as required by the Company and its Subsidiaries to conduct their business in the Ordinary Course, and (c) since January 1, 2020, have not (i) malfunctioned or failed in any material respect or (ii) suffered any material malware, ransomware or other cyber attack, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Except as set forth in Section 3.1(28)(a), the Business Systems, to the knowledge of the Company, since January 1, 2020, no Person has gained unauthorized access to any material Business Systems owned or controlled by the Company. The Company and its Subsidiaries have not made any ransomware payments to any third party except in compliance with applicable Law, including the rules of the U.S. Department of the Treasury’s Office of Foreign Assets Control (OFAC). The Company and its Subsidiaries have implemented and maintain reasonable backup and disaster recovery technology.

(29)	Company Software.

(a)

Except as set forth in Section 3.1(29)(a) of the Company Disclosure Letter, the Company Software that is owned by the Company and/or any of its Subsidiaries (the “Company Owned Software”) and is distributed or hosted for third-party use by the Company or any of its Subsidiaries does not contain, link to, integrate with, or include any Open Source Software in a manner that has Open Source Consequences (as defined below). Each of the Company and its Subsidiaries is in compliance with all terms and conditions stipulated by the licenses governing the Open Source Software contained in, linked to, or integrated with, the Company Owned Software, except for such non-compliances as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries use or have used, or have modified or distributed, any Open Source Software in a manner that (A) would require any Company Owned Software or other Owned Intellectual Property: (i) be made available or distributed in source code form, (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that authorize Company Owned Software or any other Owned Intellectual Property to be reverse engineered, reverse assembled or disassembled (other than by operation of a requirement under Law) or (iv) be redistributable at no charge; or (B) that requires that the Company and/or any Subsidiary of the Company grant any license, covenant not to sue, authorization, immunity or other right with respect to patents or patent applications included in the Owned Intellectual Property, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole (“Open Source Consequences”). Except as set forth in Section 3.1(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has distributed any Material Company Software as Open Source Software.

(b)

Except as specified in Section 3.1(29)(b) of the Company Disclosure Letter, all copies of the source code and related documentation for all material Company Owned Software owned by the Company or one of its Subsidiaries (the “Material Company Software”), are securely located at the Company’s premises (or securely stored using cloud storage services). Other than as set forth in Section 3.1(29)(b) of the Company Disclosure Letter, no source code for Material Company Software is (i) subject to an escrow agreement providing for release thereof to a third party under certain conditions, or (ii) has been disclosed to any third party (other than service providers for the purpose of enabling such third parties to provide services to the Company or any of its Subsidiaries). Other than as set forth in Section 3.1(29)(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is bound by any contract or agreement pursuant to which the Company or any of its Subsidiaries is obligated to provide or license to any third party any source code for Material Company Software or to deposit with any escrow agent or other third party any such source code.

(c)

There are no material problems or defects in the Material Company Software or the operation thereof by the Company or its Subsidiaries, including bugs, logic errors or failures of the Material Company Software to operate as described in the related documentation, other than those for which bug fixes, patches or other corrective measures are, or would be reasonably expected to become, available in the Ordinary Course.

(d)

The Company and each of its Subsidiaries have taken reasonable measures designed to prevent the introduction into any Material Company Software owned by the Company or one of its Subsidiaries or any material Business System owned or controlled by the Company or one of its Subsidiaries of any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus”, “worm”, “spyware” “malware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (i) disrupting, disabling, harming, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed, or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file of a user without such user’s consent.

(30)	Litigation.

(a)

There is no Proceeding in effect or ongoing or, to the knowledge of the Company, pending or threatened in writing against or relating to the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries or affecting any of their respective current or former properties or assets that, if determined adverse to the interests of the Company or its Subsidiaries, would be, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole; nor to the knowledge of the Company are there any events or circumstances which could reasonably be expected to give rise to any such Proceeding.

(b)

There is no bankruptcy, liquidation, dissolution, winding-up or other similar Proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity.

(c)

Neither the Company nor any of its Subsidiaries is subject to any outstanding Order which has had or is reasonably likely to have, a Material Adverse Effect or which would prevent or delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(d)	As of the date of this Agreement, there are no material Proceedings currently pending by the Company or any of its Subsidiaries or that any of them intends to initiate.

(31)	Environmental Matters.

(a)	The Company and each of its Subsidiaries have complied in all material respects with all Environmental Laws since January 1, 2020.

(b)

None of the Company or any of its Subsidiaries (A) is subject to any material Proceeding or Order under any Environmental Laws, (B) has received any written notice of any alleged material non-compliance in respect of, or any potential material liability under, any Environmental Laws that remains outstanding, or (C) excluding matters which have been fully resolved, has been required by any Governmental Entity to conduct a cessation of activities at, a change of use, a closure, a material environmental rehabilitation or remediation of, any real property.

(c)

To the knowledge of the Company, there are no contaminants present on, at, under or from any of the properties owned or occupied by the Company or any of its Subsidiaries, or any other location, which would reasonably be expected to result in material liability to the Company or any of its Subsidiaries.

(d)

Except pursuant to any customary indemnities in any Lease or Contract, none of the Company or any of its Subsidiaries has agreed by Contract or otherwise (including any order or consent agreement) to (i) indemnify or hold harmless any Person for any material environmental liability or (ii) assume any material environmental liability of any Person.

(32)	Employees.

(a)

Section 3.1(32)(a) of the Company Disclosure Letter contains an anonymized correct and complete list of all Employees as of the date hereof. True and complete copies of all Contracts in relation to the members of Senior Management have been disclosed in the Data Room. To the knowledge of the Company, no member of Senior Management has notified the Company or its Subsidiaries that he or she intends to resign, retire or terminate his or her employment with the Company or any of its Subsidiaries following the Arrangement or as a result of the transactions contemplated by this Agreement or otherwise.

(b)

All amounts due or accrued for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation with pay, sick days, overtime pay, termination and severance pay, and benefits under Employee Plans and other similar accruals have either been paid or are accrued and accurately reflected in the books and records of the Company and its Subsidiaries with respect to all Employees, as well as all former employees of the Company and its Subsidiaries. All liabilities of the Company or any of its Subsidiaries due or accruing due to Employees of the Company and its Subsidiaries have or shall have been paid or accrued and accurately reflected in the books and records of the Company to the Effective Time, including premium contributions, remittances and assessments for employment/unemployment insurance, Employer Health Tax, Canada Pension Plan, Québec Pension Plan, income Tax and any other employment-related legislation. All amounts due or accrued for all consulting fees, any other forms of compensation or benefits and all liabilities of the Company or any of its Subsidiaries due or accruing due to all current and former independent contractors of the Company or any of its Subsidiaries have either been paid or are accrued and accurately reflected in the books and records of the Company and its Subsidiaries.

(c)

Section (32)(c) of the Company Disclosure Letter contains a list of all members of Senior Management of the Company and its Subsidiaries who have a Contract with the Company or one of its Subsidiaries providing for a contractual length of notice or termination or severance payment required to terminate his or her employment. Except as disclosed in Section (32)(c) of the Company Disclosure Letter, there are no change of control payments, retention payments or severance payments or Contracts with any Employees or former employee or Employee Plans providing for cash or other compensation or benefits (including any increase in amount of compensation or benefit or the acceleration of time of payment or vesting of any compensation or benefit) upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its Subsidiaries.

(d)

Since January 1, 2020: (i) the Company and its Subsidiaries have taken reasonable action with respect to each known and credible psychological or sexual workplace harassment or workplace violence allegation and the Company and its Subsidiaries do not reasonably expect any material liability with respect to any such allegations; and (ii) no member of Senior Management, to the knowledge of the Company, has been the subject of, or made any allegation of, any psychological or sexual workplace harassment, workplace violence.

(e)

The Company and its Subsidiaries are in compliance in all material respects with all applicable terms and conditions of employment and with all applicable Laws respecting labour and employment, including pay equity, employment equity, work classification, independent contractor classification, work permits/authorizations, wages, hours of work, employment/unemployment insurance, discrimination, harassment, retaliation, leave of absence, equal opportunity, overtime, meal periods, rest breaks, employment and labour standards, labour relations, privacy, workers compensation, human rights, French language use and occupational health and safety. No material Proceedings with respect to any such Law relating to the Company or any of its Subsidiaries has been initiated since January 1, 2020 or is in progress or pending or, to the knowledge of the Company, threatened.

(f)

There are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to any workers’ compensation Laws owing by the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has been assessed or reassessed in any material respect under such legislation since January 1, 2020. No material Proceeding involving the Company or any of its Subsidiaries is currently in progress or pending or, to the knowledge of the Company, threatened, pursuant to any applicable workers’ compensation Laws. There are no accidents or incidents which could materially adversely affect the accident cost experience in respect of the Company or any of its Subsidiaries or workers compensation premiums or other amounts which may be owed under such Laws by the Company or any of its Subsidiaries.

(g)

There are no material charges pending, or since January 1, 2020 pursued, under occupational health and safety Laws (“OHSA”) in respect of the Company or any of its Subsidiaries, and there are no appeals of any Orders under OHSA applicable to the Company or any of its Subsidiaries currently outstanding. The Company and each of its Subsidiaries have complied in all material respects with all Orders issued under OHSA for the past two (2) years and, if required by applicable Laws, have developed and implemented policies and training for Employees, including with respect to harassment, OHSA and accessibility for people with disabilities requirements.

(h)

To the knowledge of the Company, since January 1, 2020, all Employees, former employees, consultants, agents and independent contractors of the Company and its Subsidiaries have been properly classified by the Company and its Subsidiaries as an employee or non-employee for all purposes, including wages, employment standards, payroll Taxes, and participation and benefit accrual under each Employee Plan. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice from any Person disputing the Person’s classification as a, consultant, agent or independent contractor.

(33)	Collective Agreements.

(a)

There are no Collective Agreements in force or currently being negotiated with respect to any Employee, and no Employees are represented by any labour union, labour organization or similar organization, whether pursuant to certification, interim certification, voluntary recognition, successor rights or otherwise. Except as disclosed in Section 3.1(33)(a) of the Company Disclosure Letter, within the past three (3) years: (i) no labour union, labour organization or similar organization has applied to be certified as the bargaining agent of any Employees, (ii) no Person has brought an application to have the Company or any of its Subsidiaries declared a common or related employer under applicable Laws, and (iii) there has been no material arbitration Proceeding or material grievance or complaint arising out of, or pursuant to, any Collective Agreement or Laws governing collective bargaining, nor is such a material arbitration Proceeding or material grievance or complaint in progress, pending or, to the knowledge of the Company, threatened.

(b)

There is no labour strike, dispute, lock-out, concerted refusal to work overtime, work slowdown, stoppage, grievance, or similar labour activity or organizing campaign in progress or pending or, to the knowledge of the Company, threatened, involving the Company or any of its Subsidiaries, and no such event has occurred in the past three

(3) years. None of the Company or any of its Subsidiaries has, to the knowledge of the Company, engaged in, or received notice of any pending or threatened, complaint pertaining to, any unfair labour practice.

(34)	Employee Plans.

(a)

Section 3.1(34)(a) of the Company Disclosure Letter lists completely and accurately describes all material Employee Plans and sets forth the jurisdiction in which each Employee Plan is maintained (or, in the case of offer letters and equity-based award agreements, the form of offer letter for each jurisdiction and the form of award agreement for each type of award and any individual offer letter or award agreement that materially deviates from the form).

(b)

The Data Room contains complete and accurate copies of all documents embodying each material written Employee Plan (and a written description of each material unwritten Employee Plan) in each case, including (without limitation) all amendments thereto and all related trust documents, as listed in Section 3.1(34)(a) of the Company Disclosure Letter (or, in the case of offer letters and equity-based award agreements, the form of offer letter for each jurisdiction and the form of award agreement for each type of award and any individual offer letter or award agreement that materially deviates from the form), together will all current and historical related documentation, including (i) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any, (ii) each trust agreement, funding Contract, insurance policy or other group Contract, outsourced “chief investment officer” Contract, investment management Contract, subscription Contract (together with the most recent “know your client” materials, W-8BEN-E, application and addenda), group annuity Contract, letter of credit or other Contract or service provider agreements, (iii) the most recent member booklets, brochures or employee presentation materials (in English and French, where prepared in both languages); (iv) the most recent financial statements (audited, where required by applicable Laws), actuarial valuation reports, cost certificates, and asset statements, (v) all material correspondence to or from any Governmental Entity in the last six (6) years (vi) all material written agreements and contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts, and with respect to Employee Plans maintained in the U.S. (“US Employee Plans”), (vii) all Internal Revenue Service (“IRS”) or Department of Labor (“DOL”) determination, opinion, notification and advisory letters, (viii) the two most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, and (ix) all discrimination tests for the most recent plan year. No changes have occurred or are expected to occur which would affect the information contained in the financial statements, actuarial valuation reports, cost certificates or asset statements required to be provided to Purchaser pursuant to this Section (34)(b).

(c)

Neither the execution of this Agreement nor the consummation of any of the transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will except as expressly provided herein, (i) accelerate vesting, distribution or payment, entitle to payment, increase the amount payable under, result in forgiveness of indebtedness, result in a default under, or result in any other obligation pursuant to, any Employee Plan or any Contract with any Employee, director, officer, consultant, agent, service provider or independent contractor of the Company or any of its Subsidiaries, (ii) accelerate or increase the rights or benefits of any Person under any Employee Plan, (iii) trigger any obligation to fund any Employee Plan. There is no contract, plan or arrangement covering any current or former employee, director or consultant of the Company or any of its Subsidiaries that, individually or collectively, could result in the payment of any amount or provision of any benefit in connection with the transactions contemplated by this Agreement that would not be deductible by the Company or any of its Subsidiaries by reason of Section 280G of the Code.

(d)

Each Employee Plan has been established, registered, and in all material respects, (i) invested, (ii) communicated, (iii) maintained and (iv) administered in accordance with applicable Laws and in accordance with its terms. To the knowledge of the Company, no fact or circumstance exists that could adversely affect the registered status of any Employee Plan.

(e)

All obligations regarding the Employee Plans have been satisfied; there are no outstanding breaches, defaults or violations by any party to any Employee Plan; and no event has occurred and no condition or circumstance exists that has resulted in, or could reasonably be expected to result in, any Employee Plan being ordered, or required to be, terminated or wound up in whole or in part, having its registration under applicable Laws refused or revoked, being placed under the administration of any trustee, receiver or Governmental Entity, or the Company or any of its Subsidiaries being required to pay any Taxes, penalties, payments or levies under applicable Laws that are material in the aggregate.

(f)

All contributions, reserves or premiums required to be collected and remitted, made or paid by the Company or any of its Subsidiaries under the terms of each Employee Plan or by applicable Laws have, in all material respects, been duly made in accordance the terms of such Employee Plan and such applicable Laws.

(g)

Other than as disclosed in Section 3.1(34)(g) of the Company Disclosure Letter or except (i) to the minimum extent required by applicable Canadian employment standards legislation, or (ii) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code, none of the Employee Plans provide for post-termination benefits to any individual under any circumstances, and neither the Company nor any of its Subsidiaries has any liability or obligation to provide post-termination or retiree welfare or life benefits to any current or former Employee, director, officer, consultant, agent, service provider or independent contractor of the Company or any of its Subsidiaries, or any spouse or dependent thereof, or has ever represented, promised or contracted in favour of any individual that such individual would be provided with post-termination or retiree health or welfare benefits.

(h)

Other than as disclosed in Section 3.1(34)(h) of the Company Disclosure Letter, there is no Proceeding (excluding claims for benefits incurred in the Ordinary Course) in progress or pending or, to the knowledge of the Company, threatened, relating to any Employee Plan or any fiduciary thereof in that Person’s capacity as a fiduciary of such Employee Plan by any Governmental Entity or other Person, nor has any such Proceeding been initiated within the past six (6) years. There are no audits, inquiries or proceedings pending or, to the Company’s knowledge, threatened by the IRS, DOL or other Governmental Entity with respect to any U.S. Employee Plan.

(i)

Except as disclosed in Section 3.1(34)(i) of the Company Disclosure Letter, no Employee Plan is, is intended to be, or has ever been (i) a “retirement compensation arrangement” or a “registered pension plan”, in each case, within the meaning of subsection 248(1) of the Tax Act; (ii) a pension plan required to be registered under the Pension Benefits Standards Act, 1985 (Canada) or any pension standards legislation of a province of Canada; (iii) an “employee life and health trust” within the meaning of subsection 248(1) of the Tax Act; or (iv) a “health and welfare trust” within the meaning of Canada Revenue Agency Income Tax Folio S2-F1-C1. No Employee Plan is intended to be or has ever been found or alleged by a Governmental Entity to be a “salary deferral arrangement” within the meaning of subsection 248(1) of the Tax Act. Except as disclosed in Section 3.1(34)(i), neither the Company nor any of its

Subsidiaries sponsors, maintains or contributes to, or is obligated to contribute to, or has, within the preceding six (6) years, sponsored, maintained or contributed to, an Employee Plan of the kind described in the preceding sentence.

(j)

No Employee Plan maintained, sponsored, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any of their respective current or former ERISA Affiliates is or in the past six (6) years was (1) a “multiemployer plan” as defined in Section 3(37) of ERISA, (2) a plan described in Section 413 of the Code, (3) a plan subject to Title IV of ERISA, (4) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, or (5) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. The term “ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(k)

With respect to each Employee Plan, as applicable: (i) the Company may take contribution holidays under or withdraw surplus from the Employee Plan, including pursuant to any current and historical trust Contracts binding with respect to such Employee Plan, (ii) the Employee Plan has not received a transfer of assets from or been merged with another trusteed plan or fund, and no such transaction respecting same is pending or contemplated, (iii) the Employee Plan has not been subject to a partial wind-up in respect of which surplus assets relating to the partial wind-up group were not dealt with at the time of partial wind-up, (iv) no surplus assets have been withdrawn, other than proper payments of benefits to eligible beneficiaries, refunds of over-contributions and permitted payments of reasonable expenses incurred by or in respect of the Employee Plan, and (v) no conditions have been imposed by any Person and no undertakings or commitments have been given to any Employee, union or any other Person concerning the use of assets relating to the Employee Plan or any related funding medium.

(l)

All outstanding Incentive Securities have been granted or issued in compliance with the terms of the applicable Incentive Plan and applicable Law, and have been recorded in the Company’s financial statements in accordance with U.S. GAAP.

(m)

Each US Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code either (1) has obtained a currently effective favorable determination notification, advisory and/or opinion letter, as applicable, as to its qualified status (or the qualified status of the master or prototype form on which it is established) from the IRS covering the amendments to the Code effected by the Tax Reform Act of 1986 and all subsequent legislation for which the IRS will currently issue such a letter, and no amendment to such US Employee Plan has been adopted since the date of such letter covering such US Employee Plan that would adversely affect such favorable determination; or (2) still has a remaining period of time in which to apply for or receive such letter and to make any amendments necessary to obtain a favorable determination.

(n)

Neither the Company nor any of its Subsidiaries is subject to any material liability or penalty under Sections 4971 through 4980H of the Code or Title I of ERISA. Except as would not be material, no “Prohibited Transaction,” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any U.S. Employee Plan.

(o)

The Company and its Subsidiaries have complied in all material respects with all applicable health care continuation requirements in Section 4980B of the Code and ERISA, and the provisions of the Patient Protection and Affordable Care Act.

(p)

No US Employee Plan has failed, in any material respect, to comply with Section 409A of the Code in a manner that would result in any tax, interest or penalty thereunder. Neither the Company nor any of its Subsidiaries has any liability or obligation to pay or reimburse any taxes, or related penalties or interest, that may be incurred pursuant to Code Section 4999 or Code Section 409A.

(35)	Insurance.

(a)

Each of the Company and its Subsidiaries is insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets, taken as a whole, consistent with industry practice and as required under any Material Contract.

(b)

Each material insurance policy held by the Company or any of its Subsidiaries is in full force and effect in accordance with its terms, and neither the Company nor any of its Subsidiaries is in default in any material respect under the terms of any such policy. There have not been any proposed or threatened termination of, or material premium increase with respect to, any such policies. Neither the Company nor any of its Subsidiaries have received written notice that any material claim pending under any insurance policy of the Company or its Subsidiaries has been denied, rejected or disputed by the applicable insurer, or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material Proceedings covered by any insurance policy of the Company or any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(36)	Customers and Suppliers.

(a)

Section 3.1(36)(a) of the Company Disclosure Letter identifies each of the ten largest customers of the Company and its Subsidiaries in the financial year ended December 31, 2021 and, separately, the financial year ended December 31, 2020, and, separately, the six months ended June 30, 2022, in each case based on amounts paid or payable (each, a “Significant Customer”) together with such amounts paid or payable. The relationships of the Company and its Subsidiaries with such Significant Customers are good commercial working relationships and, to the knowledge of the Company, none of the Company or any of its Subsidiaries has any outstanding material dispute with any Significant Customer. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received written notice from any Significant Customer that such customer shall not continue as a customer of the Company or any of its Subsidiaries, as applicable, or that such customer intends to terminate or modify in any material respect any Contracts with the Company or any of its Subsidiaries in a manner that is materially adverse to the Company or the applicable Subsidiary.

(b)

Section 3.1(36)(b) of the Company Disclosure Letter identifies each of the ten largest suppliers of the Company and its Subsidiaries in the financial year ended December 31, 2021 and, separately, the financial year ended December 31, 2020, and, separately, the six months ended June 30, 2022, in each case based on amounts paid or payable (each, a “Significant Supplier”) together with such amounts paid or payable. The relationships of the Company and its Subsidiaries with such Significant Suppliers are good commercial working relationships and, to the knowledge of the Company, none of the Company or any of its Subsidiaries has any outstanding material dispute with any Significant Supplier. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice from any Significant Supplier that such supplier shall not continue as a supplier of the Company or any of its Subsidiaries, as applicable, or that such supplier intends to terminate or modify in any material respect any Material Contracts with the Company or any of its

Subsidiaries in a manner that is materially adverse to the Company or the applicable Subsidiary.

(37)	Products.

(a)

All Company Products have been manufactured in accordance in all material respects with applicable Law and meet all material specifications in all Contracts with customers of the Company and its Subsidiaries relating to the sale of such Company Products.

(b)

For each jurisdiction in which it manufactures, imports, distributes, leases, offers for sale or sells any radio apparatus, interference-causing equipment or radio-sensitive equipment, the Company holds all necessary material Authorizations, and complies with all standards, that are required by applicable Law.

(c)

None of the Company, any of its Subsidiaries, or any of their respective customers have, since January 1, 2020, instituted a product recall of any Company product or service or received a written notice from any Governmental Entity that a product recall related to any Company product or service is necessary (whether for any safety issue, quality issue or otherwise). To the knowledge of the Company, no circumstance or condition exists (that with or without notice or lapse of time, or both) that will, or would reasonably be expected to, require or result in a product recall of any Company product.

(38)	Inventories.

(a)

The inventories of the Company and its Subsidiaries, whether or not reflected in the consolidated balance sheet of the Company, are of such quality and quantity as to be, in all material respects, usable and saleable by the Company and its Subsidiaries in the Ordinary Course and fit for the purpose for which they were manufactured or procured.

(39)	Tax Matters.

(a)

The Company and each of its Subsidiaries has duly and timely filed with the appropriate Governmental Entity all income and other material Tax Returns required by Law to be filed by it prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)

The Company and each of its Subsidiaries has paid as required by Law on a timely basis all material Taxes due and payable by it, including instalments on account of Taxes for the current year, whether or not shown as being due on any Tax Returns or assessed by the appropriate Governmental Entity, other than those which are being contested in good faith by appropriate Proceedings and in respect of which adequate reserves have been provided in the most recently published consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with their books and records and in the most recently published consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of material Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. The Company and each of its Subsidiaries has not received a refund of Taxes to which it was not entitled.

(c)

No claims, suits, audits, assessments, reassessments, deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted or threatened with respect to material Taxes of the Company or any of its Subsidiaries and none of the Company or any of its Subsidiaries is a party to any Proceeding for assessment or collection of material Taxes and no such event has been asserted or threatened against the Company or any of its Subsidiaries or any of their respective assets.

(d)

Except as set forth in Section 3.1(39)(d) of the Company Disclosure Letter, the Company and each of its Subsidiaries has never been subject to income taxation in a jurisdiction outside of its country of organization, on the basis of residency, carrying on business, having a permanent establishment or otherwise. No claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f)

The Company and each of its Subsidiaries has withheld or collected all amounts required by Law to be withheld or collected by it on account of Taxes (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person and all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial Taxes and state and local Taxes, required by Law to be collected by them) and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)

None of the Company or any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person, within the past two (2) years in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(h)

None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any: (i) change in or improper use of method of accounting made prior to the Effective Date; (ii) closing agreement as described in Section 7121 (or any corresponding or similar provision of state, local or non-U.S. Law) executed prior to the Effective Date, (iii) installment sale or open transaction disposition made on or prior to the Effective Date, or (iv) prepaid amount received on or prior to the Effective Date.

(i)

None of the Company or any of its Subsidiaries is bound by, is party to, or has any obligation under any Tax sharing, allocation, indemnification or similar agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements entered into in the ordinary course of business, the primary purpose of which does not relate to taxes, and other than agreements among the Company and its Subsidiaries) nor does the Company or any of its Subsidiaries owe any amount under any such agreement.

(j)

None of the Company or any of its Subsidiaries: (i) has any liability for the Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law) as a transferee or successor, by operation of Law or otherwise, (ii) has incurred a dual consolidated loss within the meaning of Section 1503 of the Code, or (iii) has been a party to any joint venture, partnership or other arrangement that is reasonably likely to be treated as a partnership for Tax purposes. None of the Company or any of its Subsidiaries has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code or any analogous combined, consolidated or unitary group defined under state, local or non-U.S. Law) filing a consolidated or combined Tax Return (other than a group of which the Company or one of its Subsidiaries is or was the common parent).

(k)

None of the Company or any of its Subsidiaries has participated or is currently participating in, a “Listed Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding provision of state, local, or non-U.S. Law.

(l)

The Company and its Subsidiaries are in compliance with all applicable transfer pricing Laws, including the timely execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology. The prices for any property or services (or for the use of any property) provided by or to the Company and its Subsidiaries are arm’s-length prices for purposes of the relevant transfer pricing Laws.

(m)

There are no circumstances existing which could result in the application of Section 78 or Sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Law, to the Company or any of its Subsidiaries.

(n)

There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes of or the payment or remittance of material Taxes by, the Company or any of its Subsidiaries.

(o)	The Shares are not “taxable Canadian property” within the meaning of the Tax Act.

(p)

The Company and its Subsidiaries have (i) duly and timely completed and filed all COVID-19 Subsidies Returns required under applicable Law to be filed by them, or that they elected to file, and all such returns are complete, correct and accurate in all material respects, (ii) not claimed COVID-19 Subsidies to which they were not entitled, and (iii) not deferred any payroll Tax obligations as permitted under applicable COVID- 19 related measures enacted, promulgated or offered as an administrative relief by any Governmental Entity.

(40)	Non-Arm’s Length Transactions.

Except as set forth in Section 3.1(40) of the Company Disclosure Letter and except for Contracts made solely among the Company and its Subsidiaries in the Ordinary Course, there are no Material Contracts between the Company or its Subsidiary and any Person with whom the Company or its Subsidiary is not dealing, as of the date of this Agreement, at Arm’s Length, other than Contracts entered into in the Ordinary Course on terms not materially less favourable to the Company or its Subsidiary than are available from an Arm’s Length party.

(41)	Anti-Bribery Laws.

(a)

In the past five (5) years, each of the Company, its Subsidiaries, and their respective directors and officers, and, to the knowledge of the Company, the Employees and Representatives of the Company and its Subsidiaries, to the extent acting on behalf of the Company or any of its Subsidiaries, are, and at all times have been, in compliance with all applicable Laws related to anti-bribery and anti-corruption of each jurisdiction in which the Company and its Subsidiaries operates or have operated, including but not limited to, the Corruption of Foreign Public Officials Act (Canada), the Criminal

Code (Canada) if applicable, the U.S. Foreign Corrupt Practices Act of 1977, as amended, (collectively, “Anti-Bribery Laws”). In the past five (5) years, none of the Company nor any of its Subsidiaries, nor any of their respective directors and officers, nor, to the knowledge of the Company, any of their respective Employees or Representatives, to the extent acting on behalf of the Company or any of its Subsidiaries, have directly or indirectly, (i) offered, promised, made or authorized, or agreed to offer, promise, make or authorize, any contribution, expense, payment or gift of funds, property or anything else of value to or for the use or benefit of any Government Official for the purpose of securing action or inaction or a decision of a Governmental Entity or a Government Official, influence over such action, inaction or decision, or obtaining any improper advantage, or (ii) taken any action which is or would be otherwise inconsistent with or prohibited by the Anti-Bribery Laws. Each of the Company and its Subsidiaries have instituted and maintain policies and procedures designed to ensure continued compliance with Anti-Bribery Laws. In the past six (6) years, there has been no suit, action, allegation, voluntary disclosure, investigation (including any internal investigation), inquiry, litigation or Proceeding by or before any Governmental Entity or any arbitrator involving Company or any of its Subsidiaries with respect to the Anti-Bribery Laws and, to the knowledge of the Company, there are no circumstances likely to lead or give rise to any such suit, action, voluntary disclosure, investigation, inquiry, litigation or Proceeding.

(b)

In the past five (5) years, the Company and its Subsidiaries (i) have maintained their books and records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets, and (ii) have maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed and access to assets is given only in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability of corporate assets, and (C) recorded assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any discrepancies between recorded and actual assets.

(42)	FCC.

(a)

Section 3.1(42)(a) of the Company Disclosure Schedule contains a true and complete list of all FCC Licenses, including but not limited to any operating licenses related to any FCC regulated services provided by the Company and each of its Subsidiaries.

(b)

Except as set forth in Section 3.1(42)(b) of the Company Disclosure Letter, the Company and its Subsidiaries have operated in compliance with the Communications Act and the FCC Licenses and FCC Equipment Authorization in all material respects, and the Company and its Subsidiaries have timely filed all registrations and reports required to have been filed with the FCC and have paid all applicable FCC regulatory fees due in respect to each FCC License, FCC Equipment Authorization, and service it provides except in each case where such noncompliance, failure to file, or nonpayment of fees would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Neither the Company, nor any of its Subsidiaries, has entered into a tolling agreement or otherwise waived any statute of limitations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding.

(43)	Radio and Telecommunications Apparatus and Equipment.

(a)	With respect to any telecommunications apparatus, radio apparatus, interference-causing equipment or radio-sensitive equipment manufactured, imported, distributed,

leased, offered for sale or sold by the Company, the Company and its Subsidiaries have operated in compliance with the Telecommunications Act, the Radiocommunication Act and all related regulations, standards, specifications and procedures since January 1, 2020, except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have filed all registrations and reports required to have been filed with ISED and have paid all applicable ISED fees due in respect of each such apparatus or piece of equipment.

(b)	Neither the Company nor any of its Subsidiaries has received any material interference-related complaints respecting any of the apparatus or equipment described in Section 3.1(43)(a).

(44)	Telecommunications Act Compliance.

(a)

Section 3.1(44)(a) of the Company Disclosure Letter contains a true and complete list of all CRTC licenses and registrations held by the Company and each of its Subsidiaries, including but not limited to any operating licenses or registrations related to the provision of telecommunications services in Canada. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the listed CRTC licenses and registrations comprise all CRTC licenses and registrations that the Company and each of its Subsidiaries is required to hold pursuant to the Telecommunications Act and applicable CRTC decisions.

(b)

Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have operated in compliance with the Telecommunications Act, the CRTC licenses and registrations, and any applicable CRTC decisions in all material respects. Since January 1, 2020, the Company and its Subsidiaries have filed all registrations and reports required to have been filed with the CRTC and have paid all applicable CRTC regulatory fees due in respect to each CRTC license and registration, and with respect to each telecommunications service it provides.

(45)	Trade Controls Compliance.

Each of the Company and its Subsidiaries, and their respective directors and officers, and to the knowledge of the Company, the Employees and Representatives of the Company and its Subsidiaries acting on behalf of the Company and its Subsidiaries, are, and for the past five (5) years have been, in material compliance with, to the extent applicable: (a) the Export and Import Permits Act (Canada), the Defence Production Act (Canada), U.S. Export Administration Regulations (15 C.F.R. § 730 et seq.), and the U.S. International Traffic in Arms Regulations (22 C.F.R. § 120 et seq.); (b) the Customs Act (Canada) and Laws administered by U.S. Customs and Border Protection; (c) the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act, the Freezing Assets of Corrupt Foreign Officials Act, the Foreign Extraterritorial Measures Act (Canada), and sanctions Laws administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) codified at 31 C.F.R. Part 500 et. seq., and the U.S. Department of State; and (d) the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), U.S. Executive Order No. 13224 on Terrorist Financing (collectively, “Trade Control Laws”). The Company, its Subsidiaries, and their respective directors and officers, and, to the knowledge of the Company, the Employees and Representatives of the Company and its Subsidiaries, to the extent acting on behalf of the Company or any of its Subsidiaries, are not controlled by or acting on behalf of any Person that is the target of any trade or economic sanctions administered or enforced by the United States, Canada (including Global Affairs Canada and the Royal Canadian Mounted Police or other relevant Canadian sanctions authority), the European Union, Her Majesty’s Treasury, or the United Nations Security Council (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a jurisdiction that is the target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine (“Embargoed Jurisdictions”)). Each of the Company and its Subsidiaries have instituted and maintain policies and procedures designed to promote compliance with Trade Control Laws. In the past five (5) years, there has been no suit, action, voluntary disclosure, investigation, inquiry, allegation, notice, litigation or Proceeding by or before any Governmental Entity involving each of the Company or any of its Subsidiaries with respect to Trade Control Laws.

(46)	Money Laundering.

The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance in all material respects, to the extent applicable, with financial recordkeeping and reporting requirements under anti-money laundering or similar Laws (“Money Laundering Laws”). Since January 1, 2020, neither the Company nor any of its Subsidiaries has received any notice alleging that the Company, any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws, and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing Proceedings) that would form the basis of any such allegations.

(47)	Data Protection Laws.

(a)

Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, each of the Company and its Subsidiaries is in compliance (and, since January 1, 2020, has complied) with the requirements of all applicable Data Security and Privacy Requirements.

(b)	Except would not reasonably be expected to have a Material Adverse Effect:

(i)

there are no current or unresolved requests for access to Personal Information by an individual that are outstanding for more than thirty (30) calendar days, unless otherwise exempted or a longer time is permitted under any Data Security and Privacy Requirements, nor, to the knowledge of the Company, is the Company or any of its Subsidiaries the subject of a complaint, audit, review, investigation or inquiry or similar Proceeding by a Governmental Entity, or a complaint or inquiry by an individual, made under any Data Security and Privacy Requirement; and

(ii)

neither the Company nor any of its Subsidiaries has, since January 1 2020, been charged with or convicted of an offence or claim for non-compliance with or breach of any Data Security and Privacy Requirements nor has the Company or any of its Subsidiaries been fined or otherwise sentenced for non-compliance with or breach of any Data Security and Privacy Requirements nor has the Company or any of its Subsidiaries settled any prosecution short of conviction for non-compliance with or breach of any Data Security and Privacy Requirements.

(c)

The Company and each of its Subsidiaries (i) have the Privacy Policies required by applicable Data Security and Privacy Requirements and are in compliance with such Privacy Policies in all material respects and (ii) have posted the Privacy Policies as required by applicable Data Security and Privacy Requirements in each case, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)	The Company and its Subsidiaries have established and implemented a reasonable information security program, including policies, programs, procedures and training that are in compliance with applicable Data Security and Privacy Requirements (except for non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), including reasonable administrative, technical and physical safeguards, designed to protect the confidentiality, integrity and security of Personal Information in their possession, custody or control against Data Breaches, unauthorized access, use, modification, disclosure or other misuse.

(e)

The Company and its Subsidiaries conduct adequate due diligence and require all third parties that Process Personal Information on behalf of Company and its Subsidiaries (“Processors”) to (a) only Process the Personal Information for purposes of providing services to Company; (b) establish and implement policies, programs and procedures to protect the confidentiality, integrity and security of Personal Information in their possession, custody or control against Data Breaches, unauthorized access, use, modification, disclosure or other misuse; and (c) to comply in all material respects with applicable Data Security and Privacy Requirements, in each case, as required to comply with applicable Data Security and Privacy Requirements, except for non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)

Neither the Company nor its Subsidiaries have collected or received any Personal Information online from children under the age of sixteen (16) without verifiable consent of a parent or legal guardian, or directed any of their websites or applications to children under the age of sixteen (16) through which such Personal Information could be obtained, in each case, in a manner that fails to comply with the applicable Data Security and Privacy Requirements, except for non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g)

Neither the Company nor any of its Subsidiaries sells, rents or otherwise makes available any Personal Information to any Person in a manner that fails to comply with the applicable Data Security and Privacy Requirements, except for non-compliance which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries have obtained all written agreements required by applicable Data Security and Privacy Requirements from all third parties to whom it has provided, transferred, disclosed or made available any Personal Information, except for non-compliance with such Data Security and Privacy Requirements which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(h)

Except as disclosed in Section 3.1(47)(h) of the Company Disclosure Letter, since January 1, 2021, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any Processor of the Company or its Subsidiaries (in respect of Company Data), has experienced any material Data Breach or any material loss, or unauthorized access, disclosure, use or breach of security safeguards of any Personal Information in the Company’s or any such Subsidiary’s or such Processor’s possession, custody or control. With respect to any Data Breach disclosed in Section 3.1(45)(i), the Company and its Subsidiaries have remediated said Data Breach in all material respects and provided all notifications to individuals and Governmental Entities required by Data Security and Privacy Requirements.

(i)

In addition to the foregoing, in relation to the collection, accepting, processing, storage or transmission of any credit cards, passwords, CVV data, or other related data by the Company or any of its Subsidiaries, the Company or the applicable Subsidiary have implemented data protection procedures, processes and systems that together meet or exceed all applicable Data Security and Privacy Requirements, including binding and applicable standards and guidelines established by the Payment Card Industry

Standards Council (including the Payment Card Industry Data Security Standard), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect

(48)	Anti-Spam.

Except as disclosed in Section 3.1(48) of the Company Disclosure Letter, or as otherwise not reasonably be expected to have a Material Adverse Effect, each of the Company and its Subsidiaries: (i) is in compliance with applicable Anti-Spam Laws, (ii) has a valid express consent, that complies, in all material respects, with the consent requirements under applicable Anti-Spam Laws, to install or cause to be installed any computer program on another person’s computer system (including cookies, pixels, and similar tools), and (iii) has an express or implied consent that complies with the consent requirements under applicable Anti-Spam Laws, or is otherwise permitted under applicable Anti-Spam Laws, to send Commercial Electronic Messages to each Electronic Address in its marketing and advertising database, including to customers, prior customers, prospective customers, end users of Company Platforms and other third party contactors, in the manner it does in the conduct of its business as currently conducted.

*  *  *

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT

(1)	Organization and Qualification.

Each of the Purchaser and the Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation.

(2)	Corporate Authorization.

Each of the Purchaser and the Parent has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by each of the Purchaser and the Parent of its obligations under this Agreement and the consummation of the Arrangement and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of the Purchaser and the Parent and no other corporate proceedings on the part of the Purchaser or the Parent are necessary to authorize this Agreement or the consummation of the Arrangement and other transactions contemplated hereby.

(3)	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by each of the Purchaser and the Parent, and constitutes a legal, valid and binding agreement of each of the Purchaser and the Parent enforceable against each of the Purchaser and the Parent in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization.

The execution, delivery and performance by each of the Purchaser and the Parent of this Agreement and the consummation by each of the Purchaser and the Parent of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Purchaser or the Parent other than (a) the Regulatory Approvals, (b) the Interim Order and the Final Order, (c) filings with the Director under the CBCA, (d) the filing of the Articles of Arrangement, (e) customary filings with the Securities Authorities and the Exchange and (f) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser or the Parent to consummate the Arrangement and the transactions contemplated hereby.

(5)	No Conflict/ Non-Contravention.

The execution and delivery of this Agreement by each of the Purchaser and the Parent, and performance of its obligations hereunder and the consummation by each of the Purchaser and the Parent of the Arrangement and the other transactions contemplated hereby do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser or the Parent; or

(b)

assuming satisfaction of, or compliance with, the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of Law; except as would not, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser or the Parent to consummate the Arrangement and the transactions contemplated hereby.

(6)	Litigation.

There are no material Proceedings in progress or pending or, to the knowledge of the Purchaser or the Parent, threatened, against the Purchaser or the Parent, nor is the Purchaser or the Parent subject to any outstanding Order in any case that is reasonably likely to prevent or materially delay consummation of the Arrangement or the other transactions contemplated by this Agreement.

(7)	Financing.

(a)

The Parent has delivered to the Company a true, complete and fully executed copy of a commitment letter, dated as of the date hereof (including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including the related fee letters (other than a fee letter that (i) relates solely to a “best efforts” financing and not to the facilities committed pursuant to such commitment letter and (ii) does not impact the conditionality or availability of the Committed Debt Financing in any respect) which may be subject to Permitted Redactions, as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time after the date hereof in compliance with the express terms of Section 4.9, the “Debt Commitment Letter”), from JPMorgan Chase Bank, N.A. pursuant to which it has committed to provide the Parent or its affiliates with debt financing (including pursuant to any amendment, restatement, amendment and restatement, supplement or other modification of the Debt Commitment Letter in compliance with Section 4.9, the “Committed Debt Financing”), the availability of which is subject only to the conditions expressly set forth therein, in connection with the transactions contemplated by this Agreement in an aggregate principal amount no less than the Required Amount.

(b)

As of the date of this Agreement, (i) the Debt Commitment Letter has not been amended or modified, (ii) no such amendment or modification is contemplated other than to appoint additional arrangers pursuant to the express terms of the Debt Commitment Letter as in effect on the date hereof, and (iii) the respective commitments contained in the Debt Commitment Letter have not been withdrawn, terminated, reduced or rescinded in any respect. Except for any fee letter referred to above (a true, complete and accurate executed copy of which has been provided to the Company, with only Permitted Redactions), customary engagement letters and fee credit letters with respect to the Committed Debt Financing, fee letters that relate solely to any “best efforts” take-out financing (and not to the financing committed pursuant to the Debt Commitment Letter) and do not impact the conditionality or availability of the Committed Debt Financing in any respect and customary non-disclosure agreements (none of which (and none of the redacted terms in respect of which) (i) reduces the amount of Committed Debt Financing below the amount required to satisfy the Required Amount, (ii) imposes any new condition or otherwise adversely amends, modifies or expands any conditions precedent to the Committed Debt Financing or (iii) materially affects, delays or impedes the availability or enforceability of the Committed Debt Financing), there are no side letters or other contracts or arrangements to which the Parent or any of its affiliates is a party related to the funding of the Financing, other than as expressly contained in the Debt Commitment Letter delivered to the Company on or prior to the date of this Agreement. The Parent has fully paid, or caused to be paid, any and all commitment fees or other fees in connection with the Debt Commitment Letter that are payable on or prior to the date hereof and will pay, or cause to be paid, in full any such amounts due at or prior to the Effective Time as and when payable in accordance with the Debt Commitment Letter.

(c)	As of the date hereof, the Debt Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid, binding and enforceable obligation of Parent, and to the knowledge of the Parent and the Purchaser, the other parties thereto (in each case subject only to any limitation on enforcement under Law relating to (A) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors’ rights and (B) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction).

(d)

There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full proceeds of the Committed Debt Financing pursuant to any agreement relating to the Committed Debt Financing to which the Purchaser or any of its affiliates is a party, other than as expressly set forth in the Debt Commitment Letter. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default of any term under the Debt Commitment Letter by the Parent or any of its affiliates or, to the knowledge of the Parent, any other party thereto. As of the date hereof, assuming the satisfaction of the conditions in Section 6.1 and Section 6.2 and subject to the Company’s compliance with this Agreement, neither Parent nor the Purchaser has any reason to believe that any of the conditions to the Committed Debt Financing will not be satisfied on a timely basis or that the full amount of the Committed Debt Financing will not be available to or on behalf of the Purchaser at the Effective Time, except where sufficient proceeds of other Covered Financings will be available at the Closing (on conditions that are no less favourable to the Purchaser taken as a whole, and that do not in any event impose any new or additional conditions to funding that are more onerous or extensive in any respect, than those set forth in the Debt Commitment Letter) to fund the Required Amount. Subject to the satisfaction of the conditions in Section 6.1 and Section 6.2 and subject to the Company’s compliance with this Agreement and assuming the Committed Debt Financing is funded in accordance with the Debt Commitment Letter, the net proceeds from the Committed Debt Financing will, in the aggregate, be sufficient to enable the Purchaser to pay, or cause to be paid, the Required Amount.

(e)

Purchaser affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that Purchaser obtain the Committed Debt Financing or any other financing for or related to any of the transactions contemplated hereby.

(8)	Security Ownership.

As of the date hereof, neither the Purchaser nor the Parent beneficially owns, or exercises control or direction over, any securities of the Company.

(9)	Canadian Matters.

The Purchaser represents and warrants that, the Purchaser is a “trade agreement investor” and is not a “state-owned enterprise” within the meaning of the Investment Canada Act.

(10)	Ownership of the Purchaser.

The Parent is, directly or indirectly, the registered and beneficial owner of all of the outstanding securities of the Purchaser.

*  *  *

SCHEDULE E

KEY REGULATORY APPROVALS

Competition Act Approval

HSR Clearance

*  *  *

E-1

SCHEDULE F

FORM OF D&O SUPPORT AND VOTING AGREEMENT

See attached.

*  *  *

F-1

SUPPORT AND VOTING AGREEMENT

August ●, 2022

[Insert name and address of Purchaser]

[Insert name and address of Parent]

Dear Sirs/Madams:

Re:	Support and Voting Agreement

The undersigned understands that [Purchaser] (the “Purchaser”), [Parent] (the “Parent”) and [Sunrise] (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company under Section 192 of the Canada Business Corporations Act, the result of which shall be the acquisition by the Purchaser of all the outstanding common shares in the capital of the Company (the “Shares”).

All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Arrangement Agreement.

The undersigned, or one of its Affiliates or associates, is the beneficial or registered owner of the number of Shares and other rights to acquire Shares (or the value of which is correlated to the value of the Shares) set forth on the signature page to this Agreement (collectively, the “Subject Securities”).

1.	The undersigned hereby agrees, in his or her capacity as Securityholder and not in his or her capacity as an officer or director of the Company:

(a)

to vote or to cause to be voted all of the Subject Securities Shares entitled to vote, and including any other such securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof, (i) in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement; and (ii) against any proposed action or agreement which could reasonably be expected to adversely affect, materially delay or interfere with the completion of the Arrangement;

(b)

no later than 10 days prior to the Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, such proxy or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c)

not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer”), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); and

(d)

not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the transactions contemplated by the Arrangement Agreement.

2.

Notwithstanding any provision of this letter agreement to the contrary, the Purchaser and the Parent hereby agree and acknowledge that the undersigned is executing this letter agreement and is bound hereunder solely in his or her capacity as a Securityholder of the Company. Without limiting the provisions of the Arrangement Agreement, nothing contained in this letter agreement shall limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company.

3.

The undersigned hereby represents and warrants that (a) I am, or one of my Affiliates or associates is, the sole registered and/or beneficial owner of the Subject Securities, with good title thereto free of any and all encumbrances and demands of any nature or kind whatsoever, and I have the sole right to vote (in the case of Shares) and sell (in the case of transferable Subject Securities) all of the Subject Securities, (b) except for the Arrangement Agreement and this Agreement, no person has any agreement or option, or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the undersigned Securityholder or the applicable holder of any of the Subject Securities, and (c) the only securities of the Company beneficially owned or controlled, directly or indirectly, by the undersigned Securityholder on the date hereof are the Subject Securities.

4.

This letter agreement shall automatically terminate upon the earlier of: (i) the Effective Time, (ii) Purchaser, without the consent of the undersigned, decreases the Consideration payable under the Arrangement Agreement, or (iii) termination of the Arrangement Agreement in accordance with its terms.

5.

Each of the undersigned, the Purchaser and the Parent hereby consents to the disclosure of the substance of this letter agreement in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Circular.

6.

This letter agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. Each party to this letter agreement irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum. This letter agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

7.

If the foregoing is in accordance with your understanding and is agreed by you, please signify your acceptance by the execution of the enclosed copies of this letter agreement where indicated below and return the same to the undersigned, upon which this letter agreement as so accepted shall constitute an agreement among the Purchaser, the Parent and the undersigned.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Place of Residency)

(Name and Title)

Address:

Common shares owned (beneficially or otherwise) as of the date hereof:

Options held as of the date hereof:

RSUs/PSUs held as of the date hereof:

[Signature page to the D&O Support and Voting Agreement]

Accepted and agreed on this             day of August, 2022.

[PURCHASER]

By:
Name:
Title:

[PARENT]

By:
Name:
Title:

110060437 v4

APPENDIX E

PLAN OF ARRANGEMENT

See attached.

E-1

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Arrangement” means the arrangement under Section 192 of the CBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of August 2, 2022 among the Parent, the Purchaser and the Company (including the schedules thereto).

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Vancouver, British Columbia, New York, New York, or Los Angeles, California.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to Subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

“Company” means Sierra Wireless, Inc., a corporation existing under the laws of Canada.

“Company Option Plan” means the Company’s amended and restated 1997 stock option plan, effective as of April 28, 2021.

“Company RSU Plans” means (i) the Company’s 2011 treasury based restricted share unit plan, effective as of May 17, 2011 (ii) the Company’s amended and restated restricted share unit plan, effective as of May 9, 2007, as amended, and (iii) the PRSU Arrangement.

“Consideration” means US$31.00 in cash per Share, without interest.

“Court” means the Supreme Court of British Columbia.

“Depositary” means such Person as the Company may appoint to act as depositary for the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder as of the record date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.

“DRS Advice” has the meaning specified in Section 4.1(2).

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time as specified in writing by the Purchaser to the Company.

“Exchanges” means the Toronto Stock Exchange and the Nasdaq Global Market.

“Exercise Price” means, in respect of an Option (i) that has an exercise price denominated in US$, such US$ denominated exercise price; or (ii) that has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under Section 192 of the CBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (d) any Securities Authority or stock exchange, including the Exchanges.

“Incentive Plans” means, collectively, (a) the Company Option Plan, and (b) the Company RSU Plans.

“Incentive Securities” means, collectively, (a) the Options, (b) the RSUs, (c) the PSUs.

“Interim Order” means the interim order of the Court pursuant to section 192 of the CBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common, civil or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity, as amended.

“Letter of Transmittal” means the letter of transmittal sent to the Shareholders for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

“Non Specified PSUs” means the performance share units of the Company issued under the Company RSU Plans that are not Specified PSUs.

“Options” means all outstanding options to purchase Shares issued pursuant to the Company Option Plan.

“Parties” means the Company, the Parent and the Purchaser and “Party” means any one of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“PRSU Arrangement” means, in aggregate, the grant letters for PRSUs.

“PRSUs” means the phantom restricted share units granted to eligible employees pursuant to the Company’s PRSU Arrangements.

“PSUs” means, collectively, the Non-Specified PSUs and the Specified PSUs.

“Purchaser” means 13548597 Canada Inc., a corporation existing under the laws of Canada and, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.

“RSUs” means, collectively, (a) the restricted share units of the Company issued under the Company RSU Plans, and (b) the PRSUs.

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada and of the states of the United States as well as the SEC and the Exchanges.

“Settled Share Units” has the meaning ascribed thereto in Section 2.3(5).

“Share Purchase Trust” means the trust established pursuant to the trust agreement dated April 1, 2008 between the Company and Canadian Western Trust Company for purposes of acquiring and holding Shares in furtherance of settlement of RSUs and PSUs under the Company’s amended and restated restricted share unit plan, effective May 9, 2007, as amended.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the share capital of the Company.

“Specified PSUs” means the performance share units of the Company issued under the Company RSU Plans (based for greater certainty on the number of units initially granted, prior to the application of the performance payout factor, as indicated in column “Outstanding” of the table set forth under the heading “PSUs under Company’s 2011 treasury based restricted share unit plan, effective as of May 17, 2011” in Section 3.1(6) of the Company Disclosure Letter (such table, the “Specified Table”)) (a) described as “TSR” Performance Type with a Payout of 200% in the Specified Table; (b) described as “EBIT” Performance Type with a Payout of 200% in the Specified Table; or (c) designated as such by both the Company and the Purchaser.

“Trust Shares” has the meaning ascribed thereto in Section 2.3(5).

“US Equivalent” means, in respect of Options which have an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the date that is five (5) Business Day immediately preceding the Effective Date.

“Tax Act” means the Income Tax Act (Canada).

Section 1.2	Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)

Currency. All references to dollars, $ or to US$ are references to U.S. dollars. All references to Canadian dollars or to CAD are references to Canadian dollars. For greater certainty, the Consideration is expressed in U.S. dollars and is not subject to any currency conversion pursuant to the foregoing.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation,” (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article” and “Section”, followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement”, “hereof”, “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)	Statutory and Agreement References. Except as otherwise provided in this Agreement, (a) any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced; and (b) any reference in this Agreement to an agreement or a contract shall mean such agreement or contract, as the same may be amended, renewed, supplemented, extended and/or restated from time to time.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7)

Date for Any Action. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(8)	Time References. References to time are to local time, Vancouver, British Columbia.

ARTICLE 2

THE ARRANGEMENT

Section 2.1	Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Section 192 of the CBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Parent, the Purchaser, the Company, all Shareholders (including Dissenting Holders), all holders of Incentive Securities, the trustee under the Share Purchase Trust and the Share Purchase Trust, the registrar and transfer agent of the Company, the Depositary and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3	Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise starting at the Effective Time:

(1)

each Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company Option Plan or any award or similar agreement pursuant to which any Options were granted or awarded, as applicable, be deemed to have vested and, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company in exchange for, in respect of each Option for which the Consideration exceeds the Exercise Price, an amount in cash from the Company equal to the Consideration less the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to Section 4.3, and such Option shall immediately be cancelled. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Consideration, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled;

(2)

each RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the Company RSU Plans or any award or similar agreement pursuant to which any RSUs were granted or awarded, as applicable, be deemed to have vested;

(3)

each Non-Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Non-Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Non-Specified PSUs calculated by multiplying each such Non-Specified PSU by one (1);

(4)

each Specified PSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the terms of the Company RSU Plans or any award or similar agreement pursuant to which any Specified PSUs were granted or awarded, as applicable, be deemed to vest into a number of vested Specified PSUs calculated by multiplying each such Specified PSU by two (2);

(5)

an aggregate number of RSUs and PSUs equal to the number of Shares held in the Share Purchase Trust (the “Settled Share Units”), if any, shall be settled in exchange for one Share (all such Shares delivered in settlement, the “Trust Shares”) for each such Settled Share Unit and, without any further action by or on behalf of the holders of each such Settled Share Unit, the Company, the trustee under the Share Purchase Trust or the Share Purchase Trust, each such Trust Share shall thereupon be held by the Share Purchase Trust for and on behalf of the holders of each such Settled Share Unit (subject to any withholding in accordance with Section 4.3) and each such Settled Share Unit shall be immediately cancelled; provided that the aggregate number of RSUs and PSUs to be so settled shall be allocated in descending order among the holders of RSUs and PSUs, beginning with the holder having the most RSUs and PSUs in the aggregate as of the Effective Time; provided further that no allocation of Shares shall be made pursuant to this Section 2.3(5) with respect to a fractional RSU or PSU that a holder may hold;

(6)

each Trust Share shall be transferred without any further action by or on behalf of the trustee under the Share Purchase Trust, the Share Purchase Trust or any holder of Settled Share Units, to the Purchaser in exchange for the Consideration, and in connection therewith: (i) a portion of the amount held by the Depositary as agent for and on behalf of the Purchaser, equal to the aggregate Consideration payable in respect of Trust Shares, shall thereupon be held by the Depositary as agent for and on behalf of holders of Settled Share Units (which amount, following the completion of the Plan of Arrangement, shall be transferred to the Company to be held on behalf of the applicable holders and paid to such holders in accordance with Section 4.1(3) (subject to any withholding in accordance with Section 4.3)), (ii) the holder of each such Trust Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the amount determined in accordance with this Section 2.3(6), and (iii) the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Trust Shares so transferred and shall be deemed to be the legal and beneficial owner thereof;

(7)

each whole RSU and PSU that remains outstanding (for greater certainty, not including the Settled Share Units settled in accordance with Section 2.3(5)) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3, and each such RSU and PSU shall immediately be cancelled;

(8)

each fractional RSU and PSU that remains outstanding (if any) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Consideration multiplied by the applicable fraction of a PSU or DSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3, and each such fractional RSU and PSU shall immediately be cancelled;

(9)

(i) each former holder of Incentive Securities shall cease to be a holder of such Incentive Securities, (ii) such holder’s name shall be removed from each applicable register, (iii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iv) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this Section 2.3, at the time and in the manner specified in this Plan;

(10)

each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further action by or on behalf of the holder thereof to the Purchaser, and:

(a)

such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of its Shares by the Purchaser in accordance with Section 3.1;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(11)

concurrently with step in Section 2.3(10) above, each outstanding Share (for greater certainty, other than the Trust Shares or Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser in exchange for the Consideration, less any applicable withholdings pursuant to Section 4.3, and:

(a)

the holder of each such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be paid the Consideration in accordance with this Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

ARTICLE 3

DISSENT RIGHTS

Section 3.1	Dissent Rights

(1)

Registered holders of Shares as of the record date of the Meeting may exercise dissent rights with respect to all of their Shares (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, any other order of the Court and this Section 3.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Company no later than 5:00 p.m. (Vancouver Time) two (2)

Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(2)

Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser free and clear of all Liens, as provided in Section 2.3(10), and if such holder is ultimately:

(a)

entitled to be paid fair value for such Shares, (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(10)), (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Shares; or

(b)

not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(11) hereof, less any applicable withholdings.

Section 3.2	Recognition of Dissenting Holders

(1)

In no case shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Meeting and as of the deadline for exercising Dissent Rights and (b) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)

In no case shall the Company, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the completion of the transfer under Section 2.3(10) and the names of such Dissenting Holders shall be removed from the registers of holders of Shares at the same time as the event described in Section 2.3(10) occurs

(3)

Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(11) hereof, less any applicable withholdings.

(4)

In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities), and (b) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution.

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1	Payment of Consideration

(1)

The Purchaser shall on or immediately prior to the Closing provide, or cause to be provided to, the Depositary sufficient funds to satisfy the aggregate Consideration payable to the Shareholders pursuant to this Plan of Arrangement, with the amount per Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration for this purpose, net of any applicable withholdings for the benefit of the Shareholders, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders.

(2)

Upon surrender to the Depositary of a direct registration statement (DRS) advice (a “DRS Advice”) or a certificate which immediately prior to the Effective Time represented outstanding Shares that were transferred pursuant to Section 2.3(11), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered Shareholders represented by such surrendered DRS Advice or certificate shall, upon the effectiveness of Section 2.3(11), be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment which such holder has the right to receive under this Plan of Arrangement for such Shares, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

(3)

As soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Options, Trust Shares, RSUs and PSUs, the cash payment, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement, either (i) pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, is not practicable for any such holder, by cheque (delivered to the address of such holder of Options, Trust Shares, RSUs or PSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Options, RSUs and PSUs) or such other means as the Company may elect. Notwithstanding that amounts under this Plan of Arrangement may be calculated in U.S. dollars or Canadian dollars, the Company is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the date that is five (5) Business Day immediately preceding the Effective Date.

(4)

Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares of any kind or nature against or in the Company or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser, and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5)

Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares and the Incentive Securities in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(6)

No holder of Shares (including Trust Shares) or Incentive Securities shall be entitled (following the completion of the Plan of Arrangement) to receive any consideration with respect to such Shares (including Trust Shares) or Incentive Securities other than the cash payment, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares that were transferred pursuant to Section 2.3.

Section 4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares maintained by or on behalf of the Company, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the cash payment which such holder is entitled to receive for such Shares under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3	Withholding Rights

Each of the Purchaser, the Company or any of its Subsidiaries, the trustee under the Share Purchase Trust, the Share Purchase Trust and the Depositary shall be entitled to deduct and withhold from any amount payable or property deliverable to any Person under this Plan of Arrangement, such amounts as the Purchaser, the Company or any of its Subsidiaries, the trustee under the Share Purchase Trust, the Share Purchase Trust or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the Code or any provision of any other Law and shall remit such deduction and withholding to the appropriate Governmental Entity. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity.

Section 4.4	Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent (US$0.01). All calculations and determinations made in good faith by the Purchaser, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5	Interest

Under no circumstances shall interest accrue or be paid by the Purchaser, the Company or any of its Subsidiaries, the Depositary or any other Person to Shareholders, holders of Incentive Securities or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement in respect of Shares (including Trust Shares), or holders of Incentive Securities, regardless of any delay in making any payment contemplated hereunder.

Section 4.6	No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares (including Trust Shares) and Incentive Securities issued or outstanding prior to the Effective Time, (b) the rights and obligations of the holders of Shares (including Trust Shares) and Incentive Securities, the Company, the Purchaser, the trustee under the Share Purchase Trust, the Share Purchase Trust, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares (including Trust Shares) or Incentive Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1	Amendments

(1)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Company and the Purchaser, each acting reasonably, and (c) be filed with the Court and, if made following the Meeting, approved by the Court.

(2)

Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to or at the Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Shareholders.

(4)

Notwithstanding anything to the contrary contained herein, the Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders.

Section 5.2	Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

APPENDIX F

INTERIM ORDER

See attached.

F-1

No. S – 226688 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

SIERRA WIRELESS, INC.

AND 13548597 CANADA INC.

SIERRA WIRELESS, INC.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE MASTER ROBERTSON	)	24/Aug/2022
)
)

ON THE APPLICATION of the Petitioner, Sierra Wireless, Inc. (“Sierra”) for an Interim Order pursuant to its Petition filed on August 22, 2022.

[X]

without notice coming on for hearing at Vancouver, British Columbia on August 24, 2022 and on hearing Alexandra Luchenko, counsel to the Petitioner and upon reading the Petition herein, the Affidavit #1 of Sam Cochrane (the “Cochrane Affidavit”), sworn on August 22, 2022 and filed herein, and the Affidavit #1 of Leanna Mclnally sworn on August 24, 2022 and filed herein;

THIS COURT ORDERS THAT:

DEFINITIONS

1.     As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the Notice of Special Meeting of Securityholders of Sierra Wireless, Inc. and Management Information Circular (the “Circular”) attached as Exhibit “A” to the Cochrane Affidavit.

SPECIAL MEETING

2.     Pursuant to section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended (the “CBCA”), Sierra is authorized and directed to call, hold and conduct a special meeting (the “Meeting”) of the holders of common shares in the capital of Sierra (the “Sierra Shares”, the holders of which are the “Sierra Shareholders”) the holders of options to purchase Sierra Shares (the “Sierra Options”, the holders of which are the “Sierra Optionholders”), the holders of restricted share units and phantom restricted share units of Sierra (the “Sierra RSUs”, the holders of which are the “Sierra RSU Holders”), and the holders of performance share units of Sierra (the “Sierra PSUs”, the holders of which are the “Sierra PSU Holders”, and together with the Sierra Shareholders, Sierra Optionholders and Sierra RSU Holders, the “Sierra Securityholders”) to be held at 10:00 a.m. (Vancouver Time) on September 27, 2022 at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia , V7X 1L3 and virtually at https://meetnow.global/MPTKAYS and described in the Circular to:

(a)

consider and, if thought advisable, to pass a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) as more particularly described in the plan of arrangement (“Plan of Arrangement”) substantially in the form attached as Appendix E to the Circular; and

(b)	transact such other business as may properly come before the Meeting or any adjournment thereof.

3.     The Meeting shall be called, held and conducted in accordance with the CBCA, the Circular and the articles of Sierra, subject to the terms of this Interim Order, and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

4.     Notwithstanding the provisions of the CBCA and the articles of Sierra, and subject to the terms of the Arrangement Agreement, Sierra, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Sierra Securityholders respecting the adjournment or postponement and without the need for approval of the Court. Notice of any such adjournments or postponements shall be given by press release, news release, newspaper advertisement, or by notice sent to Sierra Securityholders by one of the methods specified in paragraph 9 of this Interim Order.

5.     The Record Date (as defined in paragraph 7 below) shall not change in respect of adjournments or postponements of the Meeting.

AMENDMENTS

6.     Prior to the Meeting, Sierra is authorized to make such amendments, revisions or supplements to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement without any additional notice to the Sierra Securityholders, and the Arrangement and the Plan of Arrangement as so amended, revised and supplemented shall be the Arrangement and Plan of Arrangement submitted to the Meeting, and the subject of the Arrangement Resolution.

RECORD DATE

7.     The record date for determining the Sierra Securityholders entitled to receive notice of, attend and vote at the Meeting shall be August 23, 2022 (the “Record Date”), or such other date as the Sierra Board may determine and as disclosed to Sierra Securityholders in the manner they see fit.

NOTICE OF SPECIAL MEETING

8.     The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 192 of the CBCA, and Sierra shall not be required to send to the Sierra Securityholders any other or additional statement pursuant to Section 192 of the CBCA.

9.     The Circular, form of proxy and letter of transmittal, and Notice of Hearing of Petition (collectively, the “Meeting Materials”) in substantially the same form as contained in Exhibits “A”, “B” and “C” to the Cochrane Affidavit, with such deletions, amendments or additions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)

the registered Sierra Shareholders, Sierra Optionholders, Sierra RSU Holders and Sierra PSU holders as they appear on the central securities register or equivalent record of Sierra as at the close of business on the Record Date, such Meeting

Materials to be sent at least twenty-one (21) days prior to the date of the Meeting (excluding the date of mailing, delivery or transmittal and the date of the Meeting) by one or more of the following methods:

(i)

by prepaid ordinary or air mail addressed to such Sierra Securityholders at his, her or its address as it appears on the applicable securities registers or equivalent record of Sierra as at the Record Date;

(ii)	by delivery in person to the addressee specified in paragraph 9 (a)(i) above; or

(iii)

by email or facsimile transmission to any such Sierra Securityholder who identifies himself, herself or itself to the satisfaction of Sierra, acting through its representatives, who requests such email or facsimile transmission and then in accordance with such request;

(b)

the directors and auditors of Sierra by sending the Meeting Materials by prepaid ordinary mail, or by email or facsimile transmission, to such persons at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing or transmittal and the date of the Meeting; and

(c)

in the case of non-registered Sierra Shareholders, by providing copies of the Meeting Materials to intermediaries and registered nominees for sending to both non-objecting beneficial owners and objecting beneficial owners in accordance with National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators at least three (3) Business Days prior to the twenty-first (21st) day prior to the date of the Sierra Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and Sierra’s application for the Final Order.

10.     Accidental failure of, or omission, or delay by Sierra to give notice to any one or more Sierra Securityholders or any other persons entitled thereto, or the non-receipt of such notice by one or more Sierra Securityholders, or any other persons entitled thereto, or any failure. or omission to give such notice as a result of events beyond the reasonable control of Sierra

(including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of Sierra, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

DEEMED RECEIPT OF NOTICE

11.      The Meeting Materials shall be deemed, for the purposes of this Order, to have been received:

(a)	in the case of mailing, the day, Saturdays and holidays excepted, following the date of mailing;

(b)	in the case of delivery in person, the day following personal delivery or the day following delivery to the person’s address in paragraph 9 above; and

(c)	in the case of any means of transmitted, recorded or electronic communication, when dispatched or delivered for dispatch.

UPDATING MEETING MATERIALS

12.     Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may, subject to the terms of the Arrangement Agreement, be communicated to the Sierra Securityholders by press release, news release, newspaper advertisement or by notice sent to the Sierra Securityholders by any of the means set forth in paragraph 9 herein, as determined to be the most appropriate method of communication by the Sierra Board.

QUORUM AND VOTING

13.     As set forth in the articles of Sierra, the quorum required at the Meeting shall be two persons present in person, each being a Sierra Shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a Sierra Shareholder so entitled, and holding or representing by proxy, in the aggregate, at least 25% of the votes attaching to the Sierra Shares entitled to be voted at the Meeting.

14.     The vote required at the Meeting to pass the Arrangement Resolution shall be the affirmative vote of at least:

(a)	66 2/3% of the votes cast by the Sierra Shareholders present in person or represented by proxy, and entitled to vote at the Meeting, on the basis of one vote for each Sierra Share held; and

(b)

66 2/3% of the votes cast by the Sierra Securityholders present in person or represented by proxy, and entitled to vote at the Meeting, voting together as one class, on the basis of one vote for each Sierra Share, Sierra Option, Sierra RSU and Sierra PSU held, as applicable.

15.     Other than as provided for in this Interim Order, the terms, restrictions and conditions of the articles of Sierra will apply in respect of the Meeting.

PERMITTED ATTENDEES

16.     The only persons entitled to attend the Meeting shall be the Sierra Securityholders or their respective proxyholders as of the Record Date, Sierra’s directors, officers, auditors, advisors and any other person admitted on the invitation of the Chair or with the consent of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Sierra Shareholders, Sierra Optionholders, Sierra RSU Holders and Sierra PSU Holders or their respective proxyholders as at the close of business on the Record Date.

SCRUTINEERS

17.     A representative of Sierra’s registrar and transfer agent (or any agent thereof) is authorized to act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

18.     Sierra is authorized to use the form of proxy and letter of transmittal in connection with the Meeting in substantially the same form as attached as Exhibit “B” to the Cochrane Affidavit and Sierra may in its discretion waive generally the time limits for deposit of proxies by Sierra Securityholders if the Chair deems it reasonable to do so. Sierra is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

19.     The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. Sierra may in its discretion waive the time limits for the deposit of proxies by the Sierra Securityholders if Sierra deems it advisable to do so and subject to compliance with the terms of the Arrangement Agreement, such waiver to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

20.     Each registered Sierra Shareholder as of the Record Date shall have the right to dissent in respect of the Arrangement Resolution in accordance with the provisions of section 190 of the CBCA, as modified by the terms of this Order and the Arrangement.

21.     Registered Sierra Shareholders as of the Record Date will be the only Sierra Shareholders entitled to exercise rights of dissent. A beneficial holder of Sierra Shares registered in the name of a broker, custodian, trustee, nominee or other intermediary who wishes to dissent must make arrangements for the registered Sierra Shareholder to dissent on behalf of the beneficial holder of Sierra Shares or, alternatively, make arrangements to become a registered Sierra Shareholder.

22.     In order for a Sierra Shareholder to exercise such right of dissent (the “Dissent Right”):

(a)

a dissenting Sierra Shareholder shall deliver a written objection to Sierra c/o Blake, Cassels & Graydon LLP, 595 Burrard St #2600, Vancouver BC V7X 1L3, Attention: Alexandra Luchenko, or by email to alexandra.luchenko@blakes.com, not later than 10:00 a.m. (Vancouver time) on September 23, 2022, or two business days prior to any postponed or adjourned Meeting;

(b)	a dissenting Sierra Shareholder shall not have voted his, her or its Sierra Shares at the Meeting, either by proxy or in person, in favour of the Arrangement Resolution;

(c)	a dissenting Shareholder shall have been a registered Sierra Shareholder as of the Record Date of the Meeting and as of the deadline for exercising Dissent Rights;

(d)	a dissenting Sierra Shareholder must dissent with respect to all of the Sierra Shares held by such person; and

(e)	the exercise of such Dissent Right must otherwise comply with the requirements of Section 190 of the CBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order.

23.     Subject to further order of this Court, the rights available to the Sierra Shareholders under the CBCA and the Arrangement to dissent from the Arrangement shall constitute full and sufficient rights of dissent for the Sierra Shareholders with respect to the Arrangement.

24.     Notice to the Sierra Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the CBCA and the Arrangement, the fair value of their Sierra Shares shall be given by including information with respect to this right in the Circular to be sent to Sierra Shareholders in accordance with this Order.

25.     Sierra shall make all fair value payments to dissenting Sierra Shareholders for their Sierra Shares pursuant to Section 190 of the CBCA.

APPLICATION FOR FINAL ORDER

26.     Upon the approval, with or without variation, by the Sierra Securityholders of the Arrangement, in the manner set forth in this Interim Order, Sierra may apply to this Court for, inter alia, an Order:

(a)	pursuant to CBCA Section 192(4)(e), approving the Arrangement; and

(b)	pursuant to CBCA Section 192(4)(e), declaring that the terms and conditions of the Arrangement are procedurally and substantively fair to Sierra Securityholders and reasonable.

(collectively, the “Final Order”)

and that the hearing of the Final Order will be held on September 29, 2022, at 9:45 a.m. (Vancouver time) at the Courthouse at 800 Smithe Street, Vancouver, British Columbia or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as this Court may direct.

27.     The form of Notice of Hearing of Petition attached to the Cochrane Affidavit as Exhibit “C” is hereby approved as the form of Notice of Proceedings for such approval. Any Sierra Securityholder or creditor of Sierra has the right to appear (either in person or by counsel) and make submissions at the hearing of the application for the Final Order.

28.     Any Sierra Securityholder or creditor of Sierra seeking to appear at the hearing of the application for the Final Order shall:

(a)	file and deliver a Response in the form prescribed by the Rules of Court, and a copy of all materials upon which they intend to rely, to the Petitioner’s solicitors at:

BLAKE, CASSELS & GRAYDON LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, B.C. V7X 1L3

Attention: Alexandra Luchenko

by or before 4:00 p.m. (Vancouver time) on September 27, 2022, or as the Court may otherwise direct.

29.     Sending the Notice of Hearing of Petition and this Interim Order in accordance with paragraph 9 of this Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed, is dispensed with.

30.     In the event the hearing for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

31.     The Petitioner shall be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

32.     Rules 8-1 (apart from the requirement for an Application Record) and 16-1 (8)-(12) of the Supreme Court Civil Rules are dispensed for the purposes of any further application to be made pursuant to this Petition.

OTHER

33.     The Petitioner has leave to file the application binder late, provided it is filed by 12:00 p.m.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of lawyer for Petitioner
Alexandra Luchenko

BY THE COURT.

REGISTRAR

No.
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

SIERRA WIRELESS, INC.

AND 13548597 CANADA INC.

SIERRA WIRELESS, INC.

PETITIONER

ORDER MADE AFTER APPLICATION

Alexandra Luchenko

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, BC, V7X 1L3

(604) 631-3300

Agent: Dye & Durham

APPENDIX G

NOTICE OF HEARING OF PETITION

See attached.

G-1

No. S-226688 Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. 44, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

SIERRA WIRELESS, INC.

AND 13548597 CANADA INC.

SIERRA WIRELESS, INC.

PETITIONER

NOTICE OF HEARING OF PETITION

To:            The holders of common shares (the “Sierra Shares”, the holders of which are the “Sierra Shareholders”) of Sierra Wireless, Inc. (“Sierra”)

And to:     The holders of options to purchase Sierra Shares (the “Sierra Optionholders”)

And to:     The holders of restricted share units and phantom restricted share units of Sierra (the “Sierra RSU Holders”)

And to:     The holders of performance share units of Sierra (the “Sierra PSU Holders”, and together with the Sierra Shareholders, Sierra Optionholders, and Sierra RSU holders, the “Sierra Securityholders”)

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”), pursuant to the Canada Business Corporations Act, R.S.C., 1985, c. 44, as amended;

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application, pronounced by the Court on August 24, 2022, the Court has given directions as to the calling of a special meeting of the Sierra Securityholders, for the purpose of, among other things, considering, voting upon and approving the Arrangement;

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive consideration shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on September 29, 2022, at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the “Final Application”).

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on September 27, 2022.

The Petitioner’s address for delivery is:

BLAKE, CASSELS & GRAYDON LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, B.C. V7X 1L3

Attention: Alexandra Luchenko

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Sierra Securityholders.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any person receiving this Notice upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Date: August 24, 2022	(Signed) “Alexandra Luchenko”
Signature of lawyer for Petitioner
Alexandra Luchenko

APPENDIX H

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

Right to dissent

190 (1)    Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right

(2)    A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1)    The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)    In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)    A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)    A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)    The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment

(7)    A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8)    A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)    A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)    A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)    On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)

the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)    A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)    Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)    Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court

(15)    Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)    If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)    An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)    A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)    On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)    On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)    A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)    The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)    A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)    If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies

(25)    If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)    A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX I

VIRTUAL MEETING GUIDE

See attached.

I-1

SIERRA WIRELESS INC.

HOW TO PARTICIPATE IN THE MEETING ONLINE

Attending the Meeting online

We will be conducting a Hybrid Meeting, giving you the opportunity to attend the meeting online, using your smartphone, tablet or computer. You can also attend the meeting in person as outlined in the information Circular.

If you choose to participate online you will be able to view a live webcast of the meeting, ask questions and submit your votes in real time.

Visit meetnow.global/MPTKAYS	Participate	September 27, 2022 at 10:00 AM PST

You will need the latest version of Chrome, Safari, Edge and Firefox. Please ensure your browser is compatible.	To join, you must have your Control Number or Invite Code.	You will be able to log into the site up to 60 minutes prior to the start of the meeting.

Access

Once the webpage above has loaded into your web browser, click JOIN MEETING NOW then select Shareholder on the login screen and enter your Control Number, or if you are an appointed proxyholder, select Invitation and enter your Invite Code.

If you have trouble logging in, contact us using the telephone number provided at the bottom of the screen.

Important Notice for Non-Registered Holders:

Non-registered holders (holders who hold their securities through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to participate at the meeting. Non-registered holders that wish to attend and participate should follow the instructions on the voting information form and in the management information circular relating to the meeting to appoint and register yourself as proxyholder, otherwise you will be required to login as a guest.

If you are a guest:

Select Guest on the login screen. As a guest, you will be prompted to enter your name and email address.

Please note: Guests will be able to ask questions vote at the meeting.

Navigation

When successfully accessed, you can view the webcast, vote, ask questions, and view meeting documents. If viewing on a computer, the webcast will appear automatically once the meeting has started.

Voting

Resolutions will be put forward for voting in the Vote tab. To vote, simply select your voting direction from the options shown.

Be sure to vote on all resolutions using the numbered link, if one appears, within the Vote tab.

Your vote has been cast when the check mark appears.

Q&A

Any authenticated holder or appointed proxy attending the meeting online is eligible to partake in thediscussion.

Access the Q&A tab, type your question into the box at the bottom of the screen and then press the Send button.

SWIQ

QUESTIONS?

NEED HELP

VOTING?

CONTACT US

North American Toll-Free Phone

1.855.682.2019

E-mail: contactus@kingsdaleadvisors .com

Fax: 416.867.2271

Toll Free Facsimile: 1.866.545.5580

Outside North America, Banks and Brokers

Call Collect: 416.867.2272